3/9

07021697

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Manicouagan Minerals Inc.

*CURRENT ADDRESS Suite 405, 133 Richmond St. West
Toronto, Ontario M5H 2L3
Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 13 2007
THOMSON
FINANCIAL

FILE NO. 82- 35067 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 3/9/07

RECEIVED
2007 MAR -9 A 11:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company:

Manicouagan Minerals Inc.
95 St. Clair Avenue West
Suite 1400
Toronto, Ontario
M4V 1N6

Item 2 - Date of Material Change:

June 28, 2006

Item 3 – News Release:

Manicouagan Minerals Inc. (the "Corporation") issued a news release dated June 28, 2006 (the "News Release") relating to the Material Change. The News Release, a copy of which is attached to this report as Schedule "A" was distributed through Canada Newswire and SEDAR.

Item 4 – Summary of Material Change:

The Corporation announced that it has closed the purchase of a 100% interest in the Brabant Lake Zinc property, Saskatchewan, which contains the McKenzie zinc, copper, silver deposit from Longyear Canada, ULC in return of a one time payment of $300,000.

Item 5 – Full Description of Material Change:

On June 28, 2006, the Corporation closed the purchase from Longyear Canada, ULC of a 100% interest in 21 contiguous claims registered as ML5054, issued by the Saskatchewan Department of Industry and Resources, located northeast of Brabant Lake, immediately east of Highway 102 some 175 km from the all services community of La Ronge Saskatchewan on NTS map sheet 64-D-04 and covering an area of approximately 411 hectares as well as all rights of the Vendor to access or enter the lands concerned by the lease, and to use the surface of such lands and any other rights related thereto (collectively, the "Property").

The Corporation purchased a 100% interest in the Property in return for a one time payment of $300,000 to Longyear Canada, ULC. No other consideration is payable to the vendor and the Property is not subject to any third party royalties.

In 1994, a preliminary resource inventory (Stewart, P.W. et al 1994) was completed incorporating data available from 72 drill holes. This historical mineral resource inventory was estimated to be 4,857,851 tonnes grading 5.19% zinc, 0.59% copper, 22.59 grams per tonne silver, 0.22 grams per tonne gold and 0.28% lead. This resource inventory was calculated using the polygonal plan method, using minimum criteria of 2% zinc over a width of at least 3 metres and a specific gravity of 3.0.

The McKenzie deposit was originally discovered by prospector Lawrence McKenzie in1956 and the last reported work on the property was completed in 1993. The deposit occurs within a homoclinal sequence of northeast striking and moderately west dipping gneisses. The McKenzie Deposit consists of three stacked zones of sulphide mineralization comprising the Hanging Wall, Upper and Lower Zones. Each zone strikes northeast, dips moderately west-northwest and is approximately 5 metres wide.

Of particular significance is the Lower Zone which is relatively unexplored and where drilling in 1993 intersected higher than average base metal grades. (Hole BR-196-8: 13.92 % Zn, 0.83% Cu over 6.3 metres of core length with an estimated true width of 5.3 metres) This intersection is stored in the Saskatchewan Energy and Mines Core Library in La Ronge and has been viewed by the Corporation's Qualified Person who can confirm the down hole width and approximate tenor of the mineralization.

Grade and tonnage estimates for the Brabant Lake Zinc Property and the McKenzie deposit presented in this release are historical in nature and predate, and are noncompliant with NI 43-101 and should not be relied on except to represent an order-of-magnitude estimate of mineral resources. The Corporation believes that the estimates are based on reliable information prepared by reputable individuals using accurate analytical techniques. The Corporation will be re-evaluating all analytical and drill data to make the historical estimates conform to the CIM Standards for Mineral Resource and Mineral Reserve estimates.

The area surrounding the Brabant Lake Zinc property is the subject of a native land claim dating back to the mid 1980's. The Brabant Lake Zinc Property predates the claim and as such the property is grandfathered. Any agreements relating to surface access that are of a duration of less than one year can be entered into with the Province of Saskatchewan subject to consultation with the Peter Ballantyne Band whereas agreements having a duration of more than a year require the prior consent of the Band.

Item 6 – Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

Item 7 - Omitted Information:

Not applicable.

Item 8 – Executive Officer:

Executive officer of the Corporation who is knowledgeable about the material change:

Joseph J. Baylis
President and Chief Executive Officer
1-647-477-2444

Item 9 – Date of Report:

June 29, 2006.

MANICOUAGAN MINERALS INC.

Per : (Signed) *Joseph J. Baylis*
Joseph J. Baylis
President and Chief Executive Officer

SCHEDULE "A"

PRESS RELEASE

MANICOUAGAN MINERALS INC.
116 rue St. Pierre, Suite 200
Quebec, QC
G1K 4A7
(418) 692 – 4303

News Release

MANICOUAGAN MINERALS EXPANDS BASE METAL EXPLORATION PROGRAM – ACQUIRES 100 PERCENT INTEREST IN BRABANT LAKE ZINC PROPERTY, SASKATCHEWAN

TORONTO, June 28, 2006 – Manicouagan Minerals Inc., (TSXV – MAM) announced today the purchase of a 100 percent interest in the Brabant Lake Zinc property which contains the McKenzie zinc, copper, silver deposit from Longyear Canada, ULC. The property consists of 21 contiguous claims registered as ML 5054 covering an area of approximately 411 hectares and is located immediately east of Highway 102 some 175 km from the all services community of La Ronge, Saskatchewan. A sketch showing the location of the Brabant Lake Zinc property can be found with the copy of this press release posted on the Company's website at www.manicouaganminerals.com.

Manicouagan purchased a 100% interest in the property in return for a one time payment of $300,000 to Longyear Canada, ULC. No other consideration is payable to the vendor and the property is not subject to any third party royalties.

In 1994, a preliminary resource inventory (Stewart, P.W. et al 1994) was completed incorporating data available from 72 drill holes. This historical mineral resource inventory was estimated to be 4,857,851 tonnes grading 5.19% zinc, 0.59% copper, 22.59 grams per tonne silver, 0.22 grams per tonne gold and 0.28% lead. This resource inventory was calculated using the polygonal plan method, using minimum criteria of 2% zinc over a width of at least 3 metres and a specific gravity of 3.0.

The McKenzie deposit was originally discovered by prospector Lawrence McKenzie in1956 and the last reported work on the property was completed in 1993. The deposit occurs within a homoclinal sequence of northeast striking and moderately west dipping gneisses. The McKenzie Deposit consists of three stacked zones of sulphide

mineralization comprising the Hanging Wall, Upper and Lower Zones. Each zone strikes northeast, dips moderately west-northwest and is approximately 5 metres wide.

Of particular significance is the Lower Zone which is relatively unexplored and where drilling in 1993 intersected higher than average base metal grades. (Hole BR-196-8: 13.92 % Zn, 0.83% Cu over 6.3 metres of core length with an estimated true width of 5.3 metres) This intersection is stored in the Saskatchewan Energy and Mines Core Library in La Ronge and has been viewed by Manicouagan's Qualified Person who can confirm the down hole width and approximate tenor of the mineralization.

Grade and tonnage estimates for the Brabant Lake Zinc property and the McKenzie deposit presented in this release are historical in nature and predate, and are noncompliant with NI 43-101 and should not be relied on except to represent an order-of-magnitude estimate of mineral resources. Manicouagan believes that the estimates are based on reliable information prepared by reputable individuals using accurate analytical techniques. Manicouagan Minerals will be re-evaluating all analytical and drill data to make the historical estimates conform to the CIM Standards for Mineral Resource and Mineral Reserve estimates.

The area surrounding the Brabant Lake Zinc property is the subject of a native land claim dating back to the mid 1980's. The Brabant Lake Zinc property predates the claim and as such the property is grandfathered. Any agreements relating to surface access that are of a duration of less than one year can be entered into with the Province of Saskatchewan subject to consultation with the Peter Ballantyne Band whereas agreements having a duration of more than a year require the prior consent of the Band.

Joseph Baylis, President and Chief Executive Officer of Manicouagan Minerals noted the "the acquisition of the Brabant Lake Zinc property is an important step for the Company as we continue to implement our strategy to expand upon and diversify our exploration portfolio. Given current and projected prices for base metals we intend to quickly begin the work necessary to confirm and expand the existing resource at this advanced stage project. We look forward to meeting and working with the stakeholders in the area.

Exploration will be continuing at the Manicouagan meteorite impact crater, where less than 20 percent of the inner crater has been explored. Details of a summer work program at the crater are currently being finalized. Trenching and sampling is underway at the Mouchalagane Copper/Nickel property. With the recent addition of the Lac Maugue Copper/Silver property and now the Brabant Lake Zinc property it will be a busy and exciting summer field season for us."

Mr. Rod Thomas, a professional geologist, has reviewed and verified the technical content of this press release on behalf of Manicouagan Minerals and qualifies under the definition of "Qualified Person" set out in National Instrument 43-101.

Additional information about Manicouagan Minerals and the Company's other projects, including the Manicouagan meteorite impact crater can be found at www.manicouaganminerals.com.

For further information contact:

Joseph Baylis, President and
Chief Executive Officer
(647)-477-2444

All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are exploration risks detailed herein and from time to time in the filings made by the Company with securities regulators.

(SEE ATTACHED SKETCH)


BRABANT LAKE ZINC
ALBERTA
MANITOBA
SASKATCHEWAN
Kilometres
Cluff Lake Mine
Fort McMurray
Thompson
La Ronge
Flin Flon
Lloydminster
Prince Albert
Camrose
North Battleford
Melfort
Saskatoon
Drumheller
Yorkton
Melville
Regina
Moose Jaw
Medicine Hat
Swift Current
MANICOUAGAN MINERALS INC.
Brabant Lake Zinc Property
Saskatchewan, Canada
PROPERTY LOCATION
BCS - June 2006
Projection UTM Zone 13, NAD83

RECEIVED
2007 MAR -9 A 11:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Corporation:

Manicouagan Minerals Inc.
95 St. Clair Avenue West
Suite 1400
Toronto, Ontario
M4V 1N6

Item 2 - Date of Material Change:

July 28, 2006

Item 3 – News Release:

Manicouagan Minerals Inc. (the "Company") issued a news release dated July 31, 2006 (the "News Release") relating to the Material Change. The News Release, a copy of which is attached to this report as Schedule "A" was distributed through Canada Newswire and SEDAR.

Item 4 – Summary of Material Change:

The Company announced that it has completed the acquisition of the Lac Maugue Copper-Silver property in the Dunphy-Romanet Lakes area of the central Labrador Trough region of Quebec as provided for in the previously announced letter of intent with the Labrador Silver Syndicate (LSS) (See MAM Press Released dated June 27, 2006) Fieldwork described below has commenced at the property.

Item 5 – Full Description of Material Change:

On July 28, 2006, the Company closed the acquisition of the above described property, consisting of 88 map designated claims (4,225 hectares) situated near Lac Maugue approximately 160 km northwest of the all services town of Schefferville, Quebec. The property secures an area where prospecting and trenching on behalf of Outokumpu Mines Ltd. in 1993-94 over an area underlain by magnetite rich argillite, dolomite and sandy dolomite encountered significant copper-silver mineralization in outcrop and boulders. The bedrock source of some of the boulders has yet to be discovered. One 3.19-metre section in a bedrock trench assayed 0.61% copper and 135 g/t silver including a 0.5 metre section which assayed 1.26% copper and 267 g/t silver. These assays pre date NI 43-101 and have not been verified by a qualified person on behalf of the Company and as such should not be relied upon.

Occurrences of copper, silver, lead, zinc, gold and other metals are widespread throughout the central Labrador Trough and the Dunphy-Romanet Lake region has known metal associations (uranium, copper, gold) and a geological environment which is indicative of potential for iron oxide copper-gold type deposits in addition to sediment-hosted copper-silver mineralization found at Lac Maugue.

In view of the geological environment and the potential for large tonnage sedimentary-hosted deposits, Manicouagan Minerals has acquired an additional 470 claims covering approximately 22,560 hectares by way of map designation to secure selected areas of geological interest which are considered to have potential to host sedimentary hosted copper-silver deposits similar to the occurrences at Lac Maugue. The majority of these claims lie within the 10 km Area of Interest created by the agreement with the LSS. Following the registration and acceptance of these claims by the Province of Quebec, Manicouagan Minerals will grant the LSS a 1 percent NSR royalty in the portion of the 470 map designated claims falling outside of the 10 km area of interest.

FIELD WORK UNDERWAY

Manicouagan Minerals has retained the services of MPH Consulting Limited to undertake the current fieldwork on the property that is now underway. Initial field work is being focused on an area 800 metres west of, and along trend with, the historic Lac Maugue copper-silver showings. Prospecting work in this latter area in the early 1990's on behalf of Outokumpu Mines Ltd. reportedly discovered mineralized boulders which assayed up to 2.32% copper and 82.5 g/t silver. The bedrock source of this material has never been discovered. These assays pre date NI 43-101 and have not been verified by a qualified person on behalf of the Company and as such should not be relied upon. Further work will include similar activities on other known showings as well as new exploration targets identified by an airborne electromagnetic (AEM) survey that will be completed over selected areas. Fugro Airborne Services have been contracted to complete the AEM survey and are expected to mobilize to the property on or about August 1, 2006.

Exploration programs at Lac Maugue will be carried out under the supervision of Rod Thomas. Mr. Thomas, a professional geologist, has reviewed and verified the technical content of this press release on behalf of Manicouagan Minerals and qualifies under the definition of "Qualified Person" set out in National Instrument 43-101.

The Agreement

At closing, Manicouagan made a cash payment of $50,000 and issued 500,000 shares to the LSS. The agreement provides for a further payment of $50,000 and the issuance of an additional 500,000 shares one year from closing in order for Manicouagan to earn a 100% interest in the property subject to a 3 percent Net Smelter Return (NSR) royalty of which 2/3 of the 3% NSR may be bought out for $2,000,000. The NSR applies to the Lac Maugue property as well any other claims acquired by Manicouagan Minerals or the LSS within 10 km of the outer boundary of the existing 88 claims forming the Lac Maugue property.

Item 6 – Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

Item 7 - Omitted Information:

Not applicable.

Item 8 – Executive Officer:

Executive officer of the Company who is knowledgeable about the material change:

Joseph J. Baylis
President and Chief Executive Officer
1-647-477-2444

Item 9 – Date of Report:

July 31, 2006.

MANICOUAGAN MINERALS INC.

Per : [signature]
Joseph J. Baylis
President and Chief Executive Officer

SCHEDULE "A"

PRESS RELEASE

MANICOUAGAN MINERALS INC.
116 rue St. Pierre, Suite 200
Quebec, QC
G1K 4A7
(418) 692 – 4303

News Release

MANICOUAGAN MINERALS CLOSES ACQUISITION OF THE LAC MAUGUE COPPER/SILVER PROPERTY IN THE LABRADOR TROUGH, QUEBEC AND COMMENCES FIELD WORK

TORONTO, July 31, 2006 - Manicouagan Minerals Inc. (TSXV – MAM) announced today that it has completed the acquisition of the Lac Maugue Copper Silver property in the Dunphy-Romanet Lakes area of the central Labrador Trough region of Quebec as provided for in the previously announced letter of intent with the Labrador Silver Syndicate (LSS). (See MAM Press Release dated June 27, 2006) Fieldwork, described below, has commenced at the property.

THE LAC MAUGUE COPPER/SILVER PROPERTY

The property consists of 88 map designated claims (4,225 hectares) situated near Lac Maugue approximately 160 km northwest of the all services town of Schefferville, Quebec. The property secures an area where prospecting and trenching on behalf of Outokumpu Mines Ltd. in 1993-94 over an area underlain by magnetite rich argillite, dolomite and sandy dolomite encountered significant copper-silver mineralization in outcrop and boulders. The bedrock source of some of the boulders has yet to be discovered. One 3.19-metre section in a bedrock trench assayed 0.61% copper and 135 g/t silver including a 0.5 metre section which assayed 1.26% copper and 267 g/t silver. These assays pre date NI 43-101 and have not been verified by a qualified person on behalf of the Company and as such should not be relied upon. A sketch showing the location of the Lac Maugue Copper/Silver property can be found with the copy of this press release posted on the Company's website at www.manicouaganminerals.com.

Occurrences of copper, silver, lead, zinc, gold and other metals are widespread throughout the central Labrador Trough and the Dunphy-Romanet Lake region has known metal associations (uranium, copper, gold) and a geological environment which is indicative of potential for iron oxide copper-gold type deposits in addition to sediment-hosted copper-silver mineralization found at Lac Maugue.

In view of the geological environment and the potential for large tonnage sedimentary-hosted deposits, Manicouagan Minerals has acquired an additional 470 claims covering approximately

22,560 hectares by way of map designation to secure selected areas of geological interest which are considered to have potential to host sedimentary hosted copper-silver deposits similar to the occurrences at Lac Maugue. The majority of these claims lie within the 10 km Area of Interest created by the agreement with the LSS. Following the registration and acceptance of these claims by the Province of Quebec, Manicouagan Minerals will grant the LSS a 1 percent NSR royalty in the portion of the 470 map designated claims falling outside of the 10 km area of interest.

FIELD WORK UNDERWAY

Manicouagan Minerals has retained the services of MPH Consulting Limited to undertake the current fieldwork on the property that is now underway. Initial field work is being focused on an area 800 metres west of, and along trend with, the historic Lac Maugue copper-silver showings. Prospecting work in this latter area in the early 1990's on behalf of Outokumpu Mines Ltd. reportedly discovered mineralized boulders which assayed up to 2.32% copper and 82.5 g/t silver. The bedrock source of this material has never been discovered. These assays pre date NI 43-101 and have not been verified by a qualified person on behalf of the Company and as such should not be relied upon. Further work will include similar activities on other known showings as well as new exploration targets identified by an airborne electromagnetic (AEM) survey that will be completed over selected areas. Fugro Airborne Services have been contracted to complete the AEM survey and are expected to mobilize to the property on or about August 1, 2006.

Exploration programs at Lac Maugue will be carried out under the supervision of Rod Thomas. Mr. Thomas, a professional geologist, has reviewed and verified the technical content of this press release on behalf of Manicouagan Minerals and qualifies under the definition of "Qualified Person" set out in National Instrument 43-101.

THE AGREEMENT

At closing, Manicouagan made a cash payment of $50,000 and issued 500,000 shares to the LSS. The agreement provides for a further payment of $50,000 and the issuance of an additional 500,000 shares one year from closing in order for Manicouagan to earn a 100% interest in the property subject to a 3 percent Net Smelter Return (NSR) royalty of which 2/3 of the 3% NSR may be bought out for $2,000,000. The NSR applies to the Lac Maugue property as well any other claims acquired by Manicouagan Minerals or the LSS within 10 km of the outer boundary of the existing 88 claims forming the Lac Maugue property.

Joseph Baylis, President and Chief Executive Officer of Manicouagan Minerals noted that "with summer field programs already underway at the Manicouagan meteorite impact crater, the Mouchalagane Copper/Nickel property and now at Lac Maugue, it will be a busy and exciting summer field season for us."

Additional information about Manicouagan Minerals, the Manicouagan meteorite impact crater and the Company's projects can be found at www.manicouaganminerals.com.

For further information contact:

Joseph Baylis, President and
Chief Executive Officer
(647)-477-2444

The TSXV has not reviewed this news release and does not accept responsibility for the adequacy or accuracy of this news release. The TSXV has neither approved nor disapproved the contents of this news release.

All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are exploration risks detailed herein and from time to time in the filings made by the Company with securities regulators.

(SEE ATTACHED SKETCH)


80°W
70°W
60°W
60°N
55°N
50°N
45°N
Hudson Strait
Salluit
Raglan
N
W
E
S
0
400
Kilometres
Ungava Bay
Hudson Bay
ATLANTIC
OCEAN
Kuujjuaq
George R.
LAC MAUGUE
Voiseys Bay
Great Whale R.
James Bay
Radisson
Caniapiscau
Schefferville
Churchill Falls
Eleonore
Labrador City
Fermont
Lake Albanel
Manicouagan R.
Sept-Iles
Port Cartier
Gulf of St. Lawrence
Matagami
Val d'Or
QUEBEC
Québec City
P.E.I.
Montréal
Legend:
Labrador Trough
Rail Line
Provincial Boundary
BCS - May 2006
MANICOUAGAN MINERALS INC.
Lac Maugue Copper-Silver Property
Quebec, Canada
PROPERTY LOCATION
Projection UTM Zone 19, NAD83

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company:

Manicouagan Minerals Inc.
95 St. Clair Avenue West
Suite 1400
Toronto, Ontario
M4V 1N6

Item 2 - Date of Material Change:

October 23, 2006

Item 3 – News Release:

Manicouagan Minerals Inc. (the "Corporation") issued a news release dated October 23, 2006 (the "News Release") relating to the Material Change. The News Release, a copy of which is attached to this report as Schedule "A", was distributed through Canada Newswire and SEDAR.

Item 4 – Summary of Material Change:

The Corporation, subject to obtaining final acceptance from the TSX Venture Exchange ("TSXV"), has closed a Private Placement (the "Private Placement") of 9,999,998 units (the "Units") at a price of $0.15 per Unit for aggregate gross proceeds of CDN$1,500,000. Each Unit consists of one flow-through common share of the Corporation and one half of one non-flow-through common share purchase warrant, each whole warrant (a "Warrant") of the Corporation entitling the holder thereof to acquire one common share of the Corporation at any time on or before 4:30 p.m. (Toronto time) on October 20, 2007 at a price of $0.30 per common share. The Private Placement was initially announced in the Corporation's news release dated September 28, 2006.

Item 5 – Full Description of Material Change:

CDN$1,500,000 Private Placement

Effective October 20, 2006, the Corporation closed a non-brokered Private Placement of 9,999,998 Units pursuant to Subscription Agreements entered into between the MineralFields Group and the Corporation. The jurisdiction involved by the Private Placement is Ontario.

Finder's Fee

The Corporation paid to Limited Market Dealer Inc. ("LMD") an aggregate cash finder's fee of $75,000 equal to five per cent (5%) of the gross proceeds raised from the Private Placement and issued 800,000 finder's fee options (the "Options") equal to eight per cent (8%) of the number of Units subscribed for under the terms of the Private Placement. Each Option is exercisable at any time on or before 4:30 p.m. (Toronto time) on October 20, 2008 at a price of $0.15 and entitles LMD to purchase one common share of the Corporation and one half of one common share purchase warrant, each whole warrant (an "Option Warrant") entitling the holder thereof to acquire one common share of the Corporation at any time on or before 4:30 p.m. (Toronto time) on October 20, 2008 at a price of $0.30 per common share.

Listing of the Common Shares and Hold Period

The Common Shares comprising part of the Units and the Common Shares to be issued upon exercise of the Warrants, the Options or the Option Warrants, if applicable, will be listed for trading on the TSXV under the symbol MAM.

All of the Common Shares comprising part of the Units, the Warrants, the Options, and the Option Warrants issued or to be issued under the Private Placement are subject to a four (4) month hold period under applicable Canadian Securities Laws and the Policies of the TSXV. Such hold period will expire on February 21, 2007.

Use of proceeds

The net proceeds from the Private Placement will be used to continue the exploration program of the Corporation on its Canadian properties.

Item 6 – Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

Item 7 - Omitted Information:

Not applicable.

Item 8 – Executive Officer:

Executive officer of the Corporation who is knowledgeable about the material change:
Joseph Baylis
President and Chief Executive Officer
647 477 2444

Item 9 – Date of Report:

October 24, 2006.

MANICOUAGAN MINERALS INC.

Per : (Signed) *Joseph Baylis*
Joseph Baylis
President and CEO

SCHEDULE "A"

PRESS RELEASE

(Not for dissemination in the United States or for distribution on U.S. wire services)

MANICOUAGAN MINERALS INC.
116 rue St. Pierre, Suite 200
Quebec, QC
G1K 4A7
(418) 692 – 4303

NEWS RELEASE

MANICOUAGAN MINERALS CLOSES $1.5 MILLION FLOW THROUGH PRIVATE PLACEMENT WITH MINERALFIELDS GROUP

TORONTO, October 23, 2006 - Manicouagan Minerals Inc. (TSXV – MAM) is pleased to announce that it has closed the previously announced $1.5 million private placement with the MineralFields Group, at an amended price of $0.15 per unit. Each unit consists of one flow through common share of Manicouagan and one-half a common share purchase warrant. Each whole warrant entitles the holder to acquire one common share of Manicouagan at a price of $0.30 per share for a period of twelve months and will expire on October 20, 2007.

In connection with the private placement, Manicouagan has paid Limited Market Dealer Inc. a cash finder's fee equal to 5 percent of the gross proceeds and issued non-transferable finder's fee options equal to 8 percent of the units subscribed for at the amended unit price of $0.15. The finder's fee options have a term of 24 months and will expire on October 20, 2008. Each finders fee option entitles the holder, upon exercise thereof, to one common share of Manicouagan, and a one half a common share purchase warrant, each whole warrant entitling its holder to acquire one common share of Manicouagan Minerals Inc. at a price of $0.30 per share for a period of twenty four months and will expire on October 20, 2008.

All securities issued in the private placement will be subject to a four month hold period from their distribution date. The placees in the private placement are at arms length with Manicouagan and its management.

Manicouagan will use the funds for continued exploration on its Canadian properties, primarily in Saskatchewan and Quebec.

Manicouagan Minerals Inc. is a Canadian based exploration company with a diversified portfolio of properties. The Company currently holds four base metal

projects located in Quebec and Saskatchewan, on which exploration programs are ongoing.

Additional information about Manicouagan Minerals and its exploration projects can be found at www.manicouaganminerals.com.

About MineralFields

MineralFields Group (a division of Pathway Asset Management) is a Toronto-based mining fund with significant assets under administration that offers its tax-advantaged super flow-through limited partnerships to investors throughout Canada during most of the calendar year, as well as hard-dollar resource limited partnerships to investors throughout the world. Information about MineralFields Group is available at www.mineralfields.com.

For further information contact:

Joseph Baylis, President and
Chief Executive Officer
Manicouagan Minerals Inc.
(647)-477-2444

The securities being issued have not, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from U.S. registration requirements.

The TSXV has not reviewed this news release and does not accept responsibility for the adequacy or accuracy of this news release. The TSXV has neither approved nor disapproved the contents of this news release.

All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are exploration risks detailed herein and from time to time in the filings made by the Company with securities regulators.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company:

Manicouagan Minerals Inc.
133 Richmond Street West
Suite 405
Toronto, Ontario
M5H 2L3

Item 2 - Date of Material Change:

December 31, 2006

Item 3 – News Release:

Manicouagan Minerals Inc. (the "Corporation") issued a news release dated January 2, 2007 (the "News Release") relating to the Material Change. The News Release, a copy of which is attached to this report as Schedule "A", was distributed through Canada Newswire and SEDAR.

Item 4 – Summary of Material Change:

Effective December 31, 2006, the Corporation completed a vertical short-form amalgamation with its wholly-owned subsidiary, Manicouagan Resources Inc.

Item 5 – Full Description of Material Change:

The Corporation announced the amalgamation with its wholly-owned subsidiary, Manicouagan Resources Inc., effective December 31, 2006.

Completion of the amalgamation does not affect the voting powers or participating interests of existing shareholders of the Corporation and was done to streamline corporate accounting and reporting requirements and to reduce administrative costs.

Item 6 – Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

Item 7 - Omitted Information:

Not applicable.

Item 8 – Executive Officer:

Executive officer of the Corporation who is knowledgeable about the material change:
Joseph Baylis
President and Chief Executive Officer
647 477 2444

Item 9 – Date of Report:

January 3, 2007.

MANICOUAGAN MINERALS INC.

Per : (Signed) *Joseph Baylis*
Joseph Baylis
President and CEO

SCHEDULE "A"

PRESS RELEASE

MANICOUAGAN MINERALS INC.
Suite 405, 133 Richmond Street West
Toronto, Ontario
M5H 2L3
(416) 542 – 3980

News Release

DRILLING AT BRABANT LAKE ZINC DEPOSIT TO RESUME JANUARY 4, 2007

AMALGAMATION WITH WHOLLY-OWNED SUBSIDIARY COMPLETED

TORONTO, January 2, 2007 - Manicouagan Minerals Inc. (TSXV – MAM) announced today that diamond drilling at the Company's wholly-owned Brabant Lake zinc deposit in Saskatchewan is expected to resume on January 4, 2007.

In November and December of 2006 seven holes were drilled totaling 2,242 metres. Assay results for the first four holes (BR-06-01 through to BR-06-04) have been released. Assays are pending for holes BR-06-06 and BR-06-07 and hole BR-06-05 is partially complete. Following completion of BR-06-05, three holes will test the projected down-dip (plunge) extension of the deposit. These holes at locations F, G and H, are shown on the plan available with the copy of this press release posted on the Company's website at www.manicouaganminerals.com.

The Brabant Lake zinc deposit consists of an inferred resource of **4,858,000 tonnes grading 5.19% zinc, 0.57% copper, 0.28% lead, 22.59 g/t silver and 0.22 g/t gold** and was the subject of an NI 43-101 Technical Report completed by MPH Consulting Ltd. on September 15th, 2006. The Brabant Lake Technical Report can be viewed on the Company's website at www.manicouaganminerals.com. A copy can also be found with the Company's filings at www.sedar.com.

AMALGAMATION WITH WHOLLY-OWNED SUBSIDIARY

Manicouagan Minerals also announced the amalgamation of the Company with its wholly-owned subsidiary, Manicouagan Resources Inc., effective December 31, 2006. Completion of the amalgamation does not affect the voting powers or participating interests of existing shareholders of the Company and was done to streamline corporate accounting and reporting requirements and to reduce administrative costs.

Exploration programs are being carried out under the supervision of Rod Thomas, Vice President – Exploration of the Company. Mr. Thomas, a professional geologist, has reviewed and verified the technical content of this press release on behalf of Manicouagan Minerals and is a "Qualified Person" as defined in National Instrument 43-101.

Manicouagan Minerals Inc. is a Canadian based exploration company with a diversified portfolio of properties. The Company currently holds four base metal projects located in Quebec and Saskatchewan, on which exploration programs are ongoing.

Additional information about Manicouagan Minerals and its exploration projects can be found at www.manicouaganminerals.com.

For further information contact:

Joseph Baylis, President and
Chief Executive Officer
(416) 542-3980
investorrelations@manicouaganminerals.com

All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are exploration risks detailed herein and from time to time in the filings made by the Company with securities regulators

(Please see attached sketch)

News release via CNW Telbec, Montreal 514-878-2520

Attention Business/Financial Editors:
Appointment of President and Chief Executive Officer

TORONTO, March 6 /CNW Telbec/ - Manicouagan Minerals inc., (TSXV - MAM) is pleased to announce the appointment of Joseph Baylis as President and Chief Executive Officer of the company. Mr. Baylis brings over 22 years of domestic and international mining industry experience to the company. He began his career with Noranda Mining and has held senior positions with Hemlo Gold Mines Inc. and Battle Mountain Gold Company where he was Senior Vice President - Corporate Development. Mr. Baylis has also served as Chief Executive of Niugini Mining Limited and most recently and until July 2005, he was President and Chief Executive Officer of Olympus Pacific Minerals Inc.

Mr. Baylis succeeds Constantine Salamis, P. Eng., who has been President and Chief Executive Officer of the company since 2004 and has been a driving force in the conception, acquisition and exploration of the Manicouagan meteorite impact crater in Central Quebec. Mr. Salamis will continue to serve as a member of the company's Board of Directors and as a consultant to the company and will manage the current phase of the company's exploration program. Mr. Douglas Davis, Chairman, stated that the company has been fortunate to have had Mr. Salamis act as CEO until now and looks forward to a long and prosperous relationship with Mr. Baylis.

Manicouagan Minerals current drilling program on its property is expected to be completed in late April.

Mr. Baylis will also be joining the Board of Directors of the company. He has been granted options on 750,000 shares of common stock of Manicouagan Minerals Inc. in accordance with the company's Stock Option Plan. The stock options so granted will be exercisable at the market price as of close of business today and will vest over three years after grant, 1/3 per year. In conformity with securities legislations, an additional 250,000 options shall be granted to Mr. Baylis upon completion of the first significant transaction to be entered into by the company following his engagement.

More detailed information about Manicouagan Minerals and the Manicouagan meteorite impact crater can be found at www.manicouaganminerals.com.

%SEDAR: 00017383EF

/For further information: Douglas A. C. Davis, Chairman and Director, (416) 961-2494/

(MAM.)

CO: MANICOUAGAN MINERALS INC.

CNW 19:49e 06-MAR-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Manicouagan Minerals acquires claims containing copper, nickel and gold surface showings in central Quebec

TORONTO, April 18 /CNW/ - Manicouagan Minerals Inc., (TSXV - MAM) announced today the acquisition of 58 map designated claims covering an area of 30 square kilometres approximately 300 kilometres north of Baie Comeau, Québec. The claims are located some 100 kilometres northwest of Manicouagan's exploration camp at the Manicouagan meteorite impact crater and are known as the Mouchalagane Property.

Prospecting on the Mouchalagane Property on behalf of the vendor resulted in the discovery of two base metal surface showings and one gold surface showing. Nine grab samples from the Dernier Chance showing averaged 1.76% copper, 1.04% nickel, 1.5 gm. per tonne palladium, and 0.3 gm. per tonne platinum. The samples ranged from 0.30% to 3.51% copper, 0.48% to 1.38% nickel, 0.94 to 2.12 gm. per tonne palladium and 0.12 to 0.82 gm. per tonne platinum.

The second showing is located at Corbeau 2, approximately 100 metres northeast of the Dernier Chance showing where one grab sample returned 2.74 gm. per tonne gold.

The third showing is at Mouche, about 600 metres southeast of Dernier Chance where five grab samples averaged 0.39% copper and 0.08% nickel. The samples ranged from 0.18% to 0.98% copper and 0.06% to 0.17% nickel. The showings are located within ultramafic volcanic rocks near a metasedimentary contact.

Due to winter conditions, the results of the previously completed work cannot be independently verified at this time. Manicouagan expects to commence exploration on the property this summer.

Manicouagan will acquire a 100% interest in the property by issuing 300,000 of its common shares to the vendor. In the event of production from the property, the vendor will receive a 2% net smelter return royalty, three quarters of which can be purchased for $1.0 million within six months from the date that a production decision is announced. The agreement is subject to regulatory approval.

Manicouagan Minerals is currently completing a 10 hole drill program at the Manicouagan meteorite impact crater. Drilling is expected to be completed by late April. This drill program is testing a number of coincident magnetic and electromagnetic anomalies as well as several deep geophysical (magnetotelluric) anomalies within the inner crater.

Additional information about Manicouagan Minerals and the Manicouagan meteorite impact crater can be found at www.manicouaganminerals.com.

Mr. Constantine Salamis P.Eng, Vice-Chairman of Manicouagan Minerals has reviewed and verified the content of this press release and qualifies under the definition of "qualified person" set out in National Instrument 43-101 and certifies that by reason of education, affiliation with a professional association and past and relevant work experience, he fulfils the requirements to be a "qualified person" for the purposes of NI 43-101.

All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are exploration risks detailed herein and from time to time in

the filings made by the Company with securities regulators.
%SEDAR: 00017383EF

/For further information: Joseph Baylis, President and Chief Executive Officer, (647) 477-2444/
(MAM.)

CO: Manicouagan Minerals Inc.

CNW 09:35e 18-APR-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Manicouagan Minerals acquires airborne survey identifying geophysical anomalies coincident with main copper/nickel showing at Mouchalagane

TORONTO, May 10 /CNW/ - Manicouagan Minerals Inc., (TSXV - MAM) announced today that it has acquired an airborne survey identifying geophysical anomalies coincident with the main copper/nickel showing on its 100 percent owned Mouchalagane Property.

The THEM (Transient Helicopter Electro Magnetic) survey was flown in 2004 for a third party and the resulting proprietary data was purchased this month by Manicouagan.

Analysis of the survey data reveals that the Mouchalagane Property hosts at least seven parallel shallow EM (electromagnetic) conductors located in the vicinity of the two previously announced copper/nickel showings (see Manicouagan Press Release dated April 18, 2006). A portion of an 800 metre long EM conductor and coincident zone of high magnetic susceptibility is underlain by the Dernier Chance showing where nine grab samples obtained by the vendor of the property averaged 1.76% copper, 1.04% nickel, 1.5 gm. per tonne palladium, and 0.3 gm. per tonne platinum. The samples ranged from 0.30% to 3.51% copper, 0.48% to 1.38% nickel, 0.94 to 2.12 gm. per tonne palladium and 0.12 to 0.82 gm. per tonne platinum.

The EM anomalies identified by the survey occur within a two kilometre long section across the formational strike of the rocks and entirely within the Mouchalagane Property.

Due to winter conditions, the results of the previously completed grab sampling cannot be independently verified at this time. Manicouagan expects to commence an initial program of trenching and sampling on the property this July.

The Mouchalagane Property consists of 58 map designated claims covering an area of 30 square kilometres approximately 300 kilometres north of Baie Comeau, Québec. The claims are located some 100 kilometres northwest of Manicouagan's exploration camp at the Manicouagan meteorite impact crater.

Manicouagan Minerals has completed a winter drill program at the Manicouagan meteorite impact crater. This drill program tested a number of coincident magnetic and electromagnetic anomalies as well as several deep geophysical (magnetotelluric) anomalies within the inner crater. Assay results are currently pending. Dr. Walter Peredery, an independent consulting geologist and recognized nickel expert visited the property during the last week of April and his report is expected shortly. Manicouagan Minerals will be retaining Dr. Peredery to assist with the development and supervision of the company's exploration programs at the Manicouagan meteorite impact crater.

Additional information about Manicouagan Minerals and the Manicouagan meteorite impact crater can be found at www.manicouaganminerals.com.

Mr. Constantine Salamis P.Eng, Vice-Chairman of Manicouagan Minerals has reviewed and verified the content of this press release and qualifies under the definition of "qualified person" set out in National Instrument 43-101 and certifies that by reason of education, affiliation with a professional association and past and relevant work experience, he fulfils the requirements to be a "qualified person" for the purposes of NI 43-101.

statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are exploration risks detailed herein and from time to time in the filings made by the Company with securities regulators.

%SEDAR: 00017383EF

/For further information: Joseph Baylis, President and Chief Executive Officer, (647) 477-2444/
(MAM.)

CO: Manicouagan Minerals Inc.

CNW 09:00e 10-MAY-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Manicouagan Minerals Inc. holds Annual and Special Meeting of Shareholders

TORONTO, May 25 /CNW/ - Manicouagan Minerals Inc., (TSXV - MAM) held its Annual and Special Meeting of Shareholders today. In his presentation to shareholders, Mr. Joseph Baylis, President and Chief Executive Officer, commented on building and creating value and noted that the Company intends to aggressively develop a portfolio of projects, in addition to the Manicouagan Project and the Mouchalagane Property that will add value and be recognized by the market as adding value.

The Company also thanked Mr. T Sean Harvey, for his contributions as a founding director. Mr. Harvey did not stand for reelection to the board because of other business commitments.

Management and Board Appointments

Mr. Art Hampson has been appointed Chief Financial Officer and Secretary of the Company replacing Elizabeth Martin, who has joined the board of directors. Mr. George Salamis, Vice-President, Corporate Development has resigned due to other business commitments. Mr. Salamis will remain available to the Company as a consultant for an agreed period of time.

Additional information about Manicouagan Minerals, the Manicouagan meteorite impact crater and the Company's other projects can be found at www.manicouaganminerals.com.

The TSXV has not reviewed this news release and does not accept responsibility for the adequacy or accuracy of this news release. The TSXV has neither approved nor disapproved the contents of this news release.

All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are exploration risks detailed herein and from time to time in the filings made by the Company with securities regulators.

%SEDAR: 00017383E

/For further information: Joseph Baylis, President and Chief Executive Officer, (647) 477-2444/
(MAM.)

CO: Manicouagan Minerals Inc.

CNW 23:43e 25-MAY-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Manicouagan Minerals releases assay results from winter drill program at the Manicouagan Project - Trenching and sampling commences at Mouchalagane

TORONTO, June 22 /CNW/ - Manicouagan Minerals Inc., (TSXV - MAM) announced today the results from the winter drill program at the Manicouagan meteorite impact crater. This program tested a number of coincident magnetic and electromagnetic anomalies as well as several deep geophysical (magnetotelluric) anomalies within the inner crater. The program consisted of nine new diamond drill holes as well as the extension of one drill hole that had not been completed in 2005. Drilling totaled 4321 metres. A plan showing the location of all drill holes completed by Manicouagan Minerals on the Manicouagan Project in 2005 and 2006 is available with a copy of this press release at www.manicouaganminerals.com. The Manicouagan Project is located approximately 300 kilometres north of Baie Comeau, Québec.

Final assay results indicate that these holes did not intersect any economic mineralization.

However, certain holes did contain anomalous geochemical values. Diamond drill hole 06-08 which was designed to test a deep magnetotelluric anomaly within the inner crater intersected anomalous values of 1095 ppm (parts per million) of copper mineralization over 0.10 metres in Melt Sheet rocks at a depth of 558.5 metres. At a depth of 1103.4 metres this hole also contained 2050 ppm of copper mineralization over 0.27m. The hole intersected the deepest section of Melt Sheet rock (1200 metres plus) encountered to date in the crater.

Three diamond drill holes (05-12, 05-15 and 06-07) on the western side of Rene Levasseur Island also contained anomalous geochemical values. These three holes are interpreted to fall within a wide concentric fault zone that appears to follow the circumference of the island. Anomalous values were obtained within a brecciated graphitic fault zone in metasediments containing 5-15% sulphides in each of these drill holes.

Drill hole 05-12 from 110 to 113 metres returned 800 ppm copper in altered and vesicular mafic gneiss (2% sulphides). From 113 to 121 metres this hole contained 500 ppm copper, 200 ppm nickel and 1500 ppm zinc.

Drill hole 06-07 from 192.5 to 211.3 metres contained 300ppm copper including a 0.4metre interval containing 0.10 ppb (parts per billion) platinum and 0.08 ppb palladium.

Drill hole 05-15 from 144.0 to 149.0 metres returned 500 ppm copper, 1400 ppm zinc, 200 ppm nickel, 0.03 ppb platinum, and 0.02 ppb palladium.

Sulphide mineralization has been intersected in inclusions and in the Manicouagan Melt Sheet itself although background base metal values in the melt sheet are quite low. Low background base metal values are also characteristic of the Sudbury Melt Sheet in Sudbury, Ontario.

To date, a number of the sulphides intersected in the footwall rocks near the periphery of the island such as the graphite schists found in diamond drill holes 05-12, 05-15 and 06-07 are highly anomalous in base metals and platinum group elements. The presence of sulphides in the footwall rocks suggests that such sulphides may have been incorporated in the Manicouagan Melt Sheet during its formation and supports the possibility that these sulphides may have been further concentrated into sulphide bodies within the Manicouagan Melt Sheet.

A summer work program and budget is currently being prepared.

MOUCHALAGANE COPPER/NICKEL PROPERTY UPDATE

A program of trenching and sampling has begun on the Mouchalagane Property located some 80 kilometres northwest of Manicouagan's exploration camp at the Manicouagan Project. This program is designed to follow up on the three showings that had been located on the property as well as the EM (electromagnetic) conductors located in the vicinity of two of the previously announced copper/nickel showings (see Manicouagan Press Releases dated April

18 and May 10, 2006)

A portion of an 800 metre long EM conductor and coincident zone of high magnetic susceptibility is underlain by the Dernier Chance showing where nine grab samples obtained by the vendor of the property averaged 1.76% copper, 1.04% nickel, 1.5 gm. per tonne palladium, and 0.3 gm. per tonne platinum. The samples ranged from 0.30% to 3.51% copper, 0.48% to 1.38% nickel, 0.94 to 2.12 gm. per tonne palladium and 0.12 to 0.82 gm. per tonne platinum. The results of the previously completed grab sampling have not yet been independently verified by a Qualified Person acting on behalf of the Company.

Additional information about Manicouagan Minerals and the Manicouagan meteorite impact crater and the Company's other projects can be found at www.manicouaganminerals.com.

Mr. Constantine Salamis P.Eng, Vice-Chairman of Manicouagan Minerals has reviewed and verified the content of this press release and qualifies under the definition of "qualified person" set out in National Instrument 43-101 and certifies that by reason of education, affiliation with a professional association and past and relevant work experience, he fulfils the requirements to be a "qualified person" for the purposes of NI 43-101.

The TSXV has not reviewed this news release and does not accept responsibility for the adequacy or accuracy of this news release. The TSXV has neither approved nor disapproved the contents of this news release.

All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are exploration risks detailed herein and from time to time in the filings made by the Company with securities regulators.

%SEDAR: 00017383E

/For further information: Joseph Baylis, President and Chief Executive Officer, (647) 477-2444/
(MAM.)

CO: Manicouagan Minerals Inc.

CNW 16:04e 22-JUN-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Manicouagan Minerals expands base metal exploration program - options Lac Maugue Copper/Silver property in the Labrador Trough, Quebec

TORONTO, June 27 /CNW/ - Manicouagan Minerals Inc. (TSXV - MAM) announced today that it has entered into a letter of intent with the Labrador Silver Syndicate (LSS) to acquire a 100% percent interest in the Lac Maugue Copper-Silver property in the Dunphy-Romanet Lakes area of the central Labrador Trough region of Quebec.

The Lac Maugue property consists of 88 map designated claims (4,225 hectares) situated near Lac Maugue approximately 160 km northwest of the all services town of Schefferville, Quebec. The property secures an area where prospecting and trenching in the early 1990's over an area underlain by magnetite rich argillite, dolomite and sandy dolomite reportedly encountered significant copper-silver mineralization in outcrop and boulders. The bedrock source of some of the boulders has yet to be discovered. One 3.19-metre section in a bedrock trench assayed 0.61% copper and 135 g/t silver. These assays pre date NI 43-101 and have not been verified by a qualified person on behalf of the Company and as such should not be relied upon. A sketch showing the location of the Lac Maugue property can be found with the copy of this press release posted on the Company's website at www.manicouaganminerals.com.

The letter of intent provides for a payment to LSS of $50,000 and the issuance of 500,000 shares on closing and a further payment of $50,000 and the issuance of an additional 500,000 shares one year from closing to earn a 100% interest in the property subject to a 3 percent Net Smelter Return (NSR) royalty of which 2/3 of the 3% NSR may be bought out for $2,000,000. The NSR applies to the Lac Maugue property as well any other claims acquired by Manicouagan Minerals or the LSS within 10 km of the outer boundary of the existing 88 claims forming the Lac Maugue property. Closing is expected to take place on or before July 31, 2006. The proposed share issuances are subject to regulatory approval.

Occurrences of copper, silver, lead, zinc, gold and other metals are widespread throughout the central Labrador Trough and the Romanet Lake region has known metal associations (uranium, copper, gold) and a geological environment which is indicative of potential for iron oxide copper-gold type deposits in addition to copper-silver mineralization found at Lac Maugue.

In view of the geological environment and the potential for large tonnage sedimentary-hosted deposits, Manicouagan Minerals has map designated an additional 470 claims covering approximately 22,560 hectares by way of map designation to secure selected areas of geological interest which are considered to have potential to host sedimentary hosted copper-silver deposits similar to the occurrences at Lac Maugue. The majority of these claims lie within the 10 km Area of Interest created by the Lac Maugue letter of intent with the LSS. Following closing of the agreement with the LSS and the registration and acceptance of these claims by the Province of Quebec, Manicouagan Minerals will grant the LSS a 1 percent NSR royalty in the portion of the 470 map designated claims falling outside of the 10 km area of interest.

Manicouagan Minerals intends to complete an airborne electromagnetic survey (AEM) over selected areas in order to better delineate and expand upon existing targets at Lac Maugue as well as identify new exploration targets for further work. It is expected that concurrent with the AEM survey a field crew will be mobilized to the property to commence stripping and trenching activities at Lac Maugue and be in position to follow-up on the results of the airborne survey.

Joseph Baylis, President and Chief Executive Officer of Manicouagan Minerals noted the "the acquisition of the Lac Maugue copper/silver property is an important step for the Company as we implement our strategy to expand upon and diversify our base metal exploration portfolio. It is a large scale regional opportunity. Exploration will be continuing at the Manicouagan meteorite impact crater, where less than 20 percent of the inner crater has been explored. Details of a summer work program at the crater are currently

being finalized. With trenching and sampling underway at the Mouchalagane Copper/Nickel property it will be a busy and exciting summer field season for us."

Exploration programs at Lac Maugue will be carried out under the supervision of Rod Thomas. Mr. Thomas, a professional geologist, has reviewed and verified the technical content of this press release on behalf of Manicouagan Minerals and qualifies under the definition of "Qualified Person" set out in National Instrument 43-101.

Additional information about Manicouagan Minerals and the Manicouagan meteorite impact crater and the Company's other projects can be found at www.manicouaganminerals.com.

%SEDAR: 00017383EF

/For further information: Joseph Baylis, President and Chief Executive Officer, (647) 477-2444/

(MAM.)

CO: Manicouagan Minerals Inc.

CNW 18:12e 27-JUN-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Manicouagan Minerals expands base metal exploration program - acquires 100 percent interest in Brabant Lake Zinc property, Saskatchewan

TORONTO, June 28 /CNW/ - Manicouagan Minerals Inc., (TSXV - MAM) announced today the purchase of a 100 percent interest in the Brabant Lake Zinc property which contains the McKenzie zinc, copper, silver deposit from Longyear Canada, ULC. The property consists of 21 contiguous claims registered as ML 5054 covering an area of approximately 411 hectares and is located immediately east of Highway 102 some 175 km from the all services community of La Ronge, Saskatchewan. A sketch showing the location of the Brabant Lake Zinc property can be found with the copy of this press release posted on the Company's website at www.manicouaganminerals.com.

Manicouagan purchased a 100% interest in the property in return for a one time payment of $300,000 to Longyear Canada, ULC. No other consideration is payable to the vendor and the property is not subject to any third party royalties.

In 1994, a preliminary resource inventory (Stewart, P.W. et al 1994) was completed incorporating data available from 72 drill holes. This historical mineral resource inventory was estimated to be 4,857,851 tonnes grading 5.19% zinc, 0.59% copper, 22.59 grams per tonne silver, 0.22 grams per tonne gold and 0.28% lead. This resource inventory was calculated using the polygonal plan method, using minimum criteria of 2% zinc over a width of at least 3 metres and a specific gravity of 3.0.

The McKenzie deposit was originally discovered by prospector Lawrence McKenzie in 1956 and the last reported work on the property was completed in 1993. The deposit occurs within a homoclinal sequence of northeast striking and moderately west dipping gneisses. The McKenzie Deposit consists of three stacked zones of sulphide mineralization comprising the Hanging Wall, Upper and Lower Zones. Each zone strikes northeast, dips moderately west-northwest and is approximately 5 metres wide.

Of particular significance is the Lower Zone which is relatively unexplored and where drilling in 1993 intersected higher than average base metal grades. (Hole BR-196-8: 13.92 % Zn, 0.83% Cu over 6.3 metres of core length with an estimated true width of 5.3 metres) This intersection is stored in the Saskatchewan Energy and Mines Core Library in La Ronge and has been viewed by Manicouagan's Qualified Person who can confirm the down hole width and approximate tenor of the mineralization.

Grade and tonnage estimates for the Brabant Lake Zinc property and the McKenzie deposit presented in this release are historical in nature and predate, and are noncompliant with NI 43-101 and should not be relied on except to represent an order-of-magnitude estimate of mineral resources. Manicouagan believes that the estimates are based on reliable information prepared by reputable individuals using accurate analytical techniques. Manicouagan Minerals will be re-evaluating all analytical and drill data to make the historical estimates conform to the CIM Standards for Mineral Resource and Mineral Reserve estimates.

The area surrounding the Brabant Lake Zinc property is the subject of a native land claim dating back to the mid 1980's. The Brabant Lake Zinc property predates the claim and as such the property is grandfathered. Any agreements relating to surface access that are of a duration of less than one year can be entered into with the Province of Saskatchewan subject to consultation with the Peter Ballantyne Band whereas agreements having a duration of more than a year require the prior consent of the Band.

Joseph Baylis, President and Chief Executive Officer of Manicouagan Minerals noted the "the acquisition of the Brabant Lake Zinc property is an important step for the Company as we continue to implement our strategy to expand upon and diversify our exploration portfolio. Given current and projected prices for base metals we intend to quickly begin the work necessary to confirm and expand the existing resource at this advanced stage project. We look forward to meeting and working with the stakeholders in the area.

Exploration will be continuing at the Manicouagan meteorite impact

crater, where less than 20 percent of the inner crater has been explored. Details of a summer work program at the crater are currently being finalized. Trenching and sampling is underway at the Mouchalagane Copper/Nickel property. With the recent addition of the Lac Maugue Copper/Silver property and now the Brabant Lake Zinc property it will be a busy and exciting summer field season for us."

Mr. Rod Thomas, a professional geologist, has reviewed and verified the technical content of this press release on behalf of Manicouagan Minerals and qualifies under the definition of "Qualified Person" set out in National Instrument 43-101.

Additional information about Manicouagan Minerals and the Company's other projects, including the Manicouagan meteorite impact crater can be found at www.manicouaganminerals.com.

The TSXV has not reviewed this news release and does not accept responsibility for the adequacy or accuracy of this news release.
The TSXV has neither approved nor disapproved the contents of this news release.

All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are exploration risks detailed herein and from time to time in the filings made by the Company with securities regulators.

%SEDAR: 00017383EF

/For further information: Joseph Baylis, President and Chief Executive Officer, (647) 477-2444/
(MAM.)

CO: Manicouagan Minerals Inc.

CNW 16:57e 28-JUN-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Manicouagan Minerals closes acquisition of the Lac Maugue Copper/Silver property in the Labrador Trough, Quebec and commences field work

TORONTO, July 31 /CNW/ - Manicouagan Minerals Inc. (TSXV - MAM) announced today that it has completed the acquisition of the Lac Maugue Copper Silver property in the Dunphy-Romanet Lakes area of the central Labrador Trough region of Quebec as provided for in the previously announced letter of intent with the Labrador Silver Syndicate (LSS). (See MAM Press Release dated June 27, 2006) Fieldwork, described below, has commenced at the property.

THE LAC MAUGUE COPPER/SILVER PROPERTY

The property consists of 88 map designated claims (4,225 hectares) situated near Lac Maugue approximately 160 km northwest of the all services town of Schefferville, Quebec. The property secures an area where prospecting and trenching on behalf of Outokumpu Mines Ltd. in 1993-94 over an area underlain by magnetite rich argillite, dolomite and sandy dolomite encountered significant copper-silver mineralization in outcrop and boulders. The bedrock source of some of the boulders has yet to be discovered. One 3.19-metre section in a bedrock trench assayed 0.61% copper and 135 g/t silver including a 0.5 metre section which assayed 1.26% copper and 267 g/t silver. These assays pre date NI 43-101 and have not been verified by a qualified person on behalf of the Company and as such should not be relied upon. A sketch showing the location of the Lac Maugue Copper/Silver property can be found with the copy of this press release posted on the Company's website at www.manicouaganminerals.com.

Occurrences of copper, silver, lead, zinc, gold and other metals are widespread throughout the central Labrador Trough and the Dunphy-Romanet Lake region has known metal associations (uranium, copper, gold) and a geological environment which is indicative of potential for iron oxide copper-gold type deposits in addition to sediment-hosted copper-silver mineralization found at Lac Maugue.

In view of the geological environment and the potential for large tonnage sedimentary-hosted deposits, Manicouagan Minerals has acquired an additional 470 claims covering approximately 22,560 hectares by way of map designation to secure selected areas of geological interest which are considered to have potential to host sedimentary hosted copper-silver deposits similar to the occurrences at Lac Maugue. The majority of these claims lie within the 10 km Area of Interest created by the agreement with the LSS. Following the registration and acceptance of these claims by the Province of Quebec, Manicouagan Minerals will grant the LSS a 1 percent NSR royalty in the portion of the 470 map designated claims falling outside of the 10 km area of interest.

FIELD WORK UNDERWAY

Manicouagan Minerals has retained the services of MPH Consulting Limited to undertake the current fieldwork on the property that is now underway. Initial field work is being focused on an area 800 metres west of, and along trend with, the historic Lac Maugue copper-silver showings. Prospecting work in this latter area in the early 1990's on behalf of Outokumpu Mines Ltd. reportedly discovered mineralized boulders which assayed up to 2.32% copper and 82.5 g/t silver. The bedrock source of this material has never been discovered. These assays pre date NI 43-101 and have not been verified by a qualified person on behalf of the Company and as such should not be relied upon. Further work will include similar activities on other known showings as well as new exploration targets identified by an airborne electromagnetic (AEM) survey that will be completed over selected areas. Fugro Airborne Services have been contracted to complete the AEM survey and are expected to mobilize to the property on or about August 1, 2006.

Exploration programs at Lac Maugue will be carried out under the

supervision of Rod Thomas. Mr. Thomas, a professional geologist, has reviewed and verified the technical content of this press release on behalf of Manicouagan Minerals and qualifies under the definition of "Qualified Person" set out in National Instrument 43-101.

THE AGREEMENT

At closing, Manicouagan made a cash payment of $50,000 and issued 500,000 shares to the LSS. The agreement provides for a further payment of $50,000 and the issuance of an additional 500,000 shares one year from closing in order for Manicouagan to earn a 100% interest in the property subject to a 3 percent Net Smelter Return (NSR) royalty of which 2/3 of the 3% NSR may be bought out for $2,000,000. The NSR applies to the Lac Maugue property as well any other claims acquired by Manicouagan Minerals or the LSS within 10 km of the outer boundary of the existing 88 claims forming the Lac Maugue property.

Joseph Baylis, President and Chief Executive Officer of Manicouagan Minerals noted that "with summer field programs already underway at the Manicouagan meteorite impact crater, the Mouchalagane Copper/Nickel property and now at Lac Maugue, it will be a busy and exciting summer field season for us."

Additional information about Manicouagan Minerals, the Manicouagan meteorite impact crater and the Company's projects can be found at www.manicouaganminerals.com.

%SEDAR: 00017383E

/For further information: Joseph Baylis, President and Chief Executive Officer, (647)-477-2444/
(MAM.)

CO: Manicouagan Minerals Inc.

CNW 09:56e 31-JUL-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Manicouagan Minerals provides exploration update on Mouchalagane property and reports on encouraging results received to date from summer field program

TORONTO, Aug. 23 /CNW Telbec/ - Manicouagan Minerals Inc. (TSXV - MAM) announced today preliminary results from exploration completed at the Company's 100 percent owned Mouchalagane property situated approximately 300 kilometres north of Baie Comeau, Québec.

Previous prospecting activities on the property (see Manicouagan Press Releases of April 18, May 10 and June 22 in 2006) had identified three massive and disseminated sulphide showings that assayed anomalous values of copper and nickel together with related anomalous concentrations of palladium and platinum. These showings, referred to as Corbeau 2, Mouche and Dernier Chance are spatially related to a series of east-west trending airborne electromagnetic conductors.

Work this summer consisted of line cutting to establish a 30 km cut line grid to facilitate additional prospecting (beep map surveys, blast hole sampling), geophysical surveys (horizontal loop EM and magnetometer surveys) as well systematic geological mapping, rock and soil sampling.

During this program a number of additional massive and disseminated sulphide showings in bedrock were discovered Initial and partial assay results have been received from the primary showing of interest referred to as the Bob showing. Grab samples, obtained under the supervision of a Qualified Person, from the Bob showing consist of both blast hole rubble and in situ samples (in place and undisturbed bedrock). In situ samples assay up to 9.3 grams per tonne palladium, 2.8 grams per tonne platinum and 2.88% nickel (sample no. 43484). Additional sample results are shown on the attached table. Analytical services were provided by Activation Laboratories of Ancaster, Ontario.

Recently completed ground electromagnetic surveys indicate the presence of a long and continuous formational conductor generally coincident with a major east-west thrust fault that transects the property. A number of shorter strike length conductors flank the formational conductor and the Bob showing as well as a number of other showings that are proximal to or coincident with shorter strike length conductors. Sulphide mineralization in bedrock is commonly conductive and short strike length conductors constitute viable drill targets (see the sketch that can be found with the copy of this press release posted on the Company's website at www.manicouaganminerals.com.)

Additional assay results taken from other known sulphide occurrences on the grid are pending. Plans are being formulated to aggressively trench and systematically sample the Bob showing and the other prospective bedrock showings at the Mouchalagane property this fall in anticipation of drilling in 2007.

The Mouchalagane property consists of 58 map designated claims covering an area of approximately 30 square kilometers. The property is subject to a 2% net smelter return royalty, three quarters of which can be purchased for $1.0 million within six months from the date that a production decision is announced.

Exploration programs at Mouchalagane are being carried out under the supervision of Rod Thomas, Mr. Thomas, a professional geologist, has reviewed and verified the technical content of this press release on behalf of Manicouagan Minerals and qualifies under the definition of "Qualified Person" set out in National Instrument 43-101.

Management Appointment

Manicouagan Minerals has appointed Rod Thomas Vice President - Exploration. Mr. Thomas is a professional geologist and graduate of McGill and Queen's universities and has worked for both senior mining and junior exploration companies during his 30-year exploration career. Mr. Thomas is a director of Southampton Ventures and the Prospectors and Developers

Association of Canada.

Additional information about Manicouagan Minerals and the Company's other projects can be found at www.manicouaganminerals.com.

The TSXV has not reviewed this news release and does not accept responsibility for the adequacy or accuracy of this news release. The TSXV has neither approved nor disapproved the contents of this news release.

All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are exploration risks detailed herein and from time to time in the filings made by the Company with securities regulators.

INITIAL AND PARTIAL ASSAY RESULTS FROM MOUCHALAGANE COPPER/NICKEL PROPERTY - BOB SHOWING

<<

Sample No.	Field Description	Easting	Northing	Pd g/t(x)	Pt g/t(x)	Cu %	Ni %
43461	massive sulfide; Po, Cpy, not in situ	455269	5784764	12.5	4.12	6.99	2.68
43472	galena? In massive Po; check for Pb, As, PGEs; not in situ	455260	5784767	4.36	2.79	1.16	3.85
43473	massive Po, minor Cpy (2%); from pit but rock probably not quite in place	455260	5784767	0.239	2.18	+	1.68
43474	massive sulfides; 60% Po, 40% Cpy; not in situ	455260	5784767	2.83	1.36	+	2.59
43475	amphibolite country rock; tremolite/ actinolite? Some Qtz; blebs of Po (2%)	455260	5784767	0.068	0.022	+	+
43476	massive, hexagonal Po?; not in situ; not particularly magnetic	455271	5784750	3.11	0.201	+	2.92
43477	massive Po,						

	minor Cpy (less than 10%); in situ	455271	5784750	1.56	2.69	+	2.58
43478	siliceous, green, amphibolite country rock; finely disseminated minor Po (2%)	455271	5784750	10.1	5.17	+	2.28
43479	concentrated Cpy samples (not in situ)	455265	5784763	17.6	3.64	12.2	2.8
43480	amphibolite country rock; in situ	455265	5784763	0.059	0.016	+	+
43481	thin, 0.5 cm thick Cpy/Po veins sheared in UM schist; in situ	455254	5784769	0.171	2.66	+	1.54
43482	less mineralized UM schist; in situ	455254	5784769	0.196	3.32	+	1.32
43483	massive Po, in situ	455246	5784762	1.16	2.33	+	2.41
43484	massive Po with Cpy vein, in situ	455246	5784762	9.3	2.85	+	2.88
43485	excavated block; chlorite, amphibole meta-um?	455246	5784762	0.018	0.012	+	+
43486	blast sample; more siliceous, sillimanite?	455246	5784762	0.082	0.044	+	+
43487	highly deformed meta-um? Metased? Metavolcanics? With Po/Cpy veins; in itu	455254	5784769	0.174	3.87	+	1.41
43488	same as 43487; blast sample	455254	5784769	0.167	2.85	+	1.43
43489	amphibolite country rock; not in situ	455303	5784741	0.056	0.024	+	+
43490	Cpy/Po layers and lenses; deformed in schist	455303	5784741	1.59	5.28	+	2.34
43491	massive Po with minor Cpy (less than 5%)	455303	5784741	2.83	3.92	+	1.83

43492	actinolite schist with disseminated minor Po, thin mm thick Po vein	455342	5784739	0.466	0.397	+	+
	(x) Pd,Pt assays originally reported in ppb						
	+ assays pending						

>>
%SEDAR: 00017383EF

/For further information: Joseph Baylis, President and Chief Executive Officer, (647) 477-2444/
(MAM.)

CO: MANICOUAGAN MINERALS INC.

CNW 18:44e 23-AUG-06

News release via CNW Telbec, Montreal 514-878-2520

Attention Business Editors:
Manicouagan Minerals retains Grove Communications to assist with investor relations activities

TORONTO, Aug. 31 /CNW Telbec/ - Manicouagan Minerals Inc. (TSXV - MAM) announced today that it has retained the services of Grove Communications Inc. to provide investor relations services for the Company. Grove Communications is a Toronto based firm providing corporate communications services for companies at various stages of development, specializing in the mining industry.

Grove Communications will assist Manicouagan Minerals in developing and managing the Company's corporate communications strategy and marketing plan.

Manicouagan Minerals has approved the granting of 100,000 options on its common shares with an exercise price of 20 cents and a term of one year as part of the compensation payable to Grove.

Manicouagan Minerals Inc. is a Canadian based exploration company with a diversified portfolio of properties. The Company currently holds four base metal projects located in Quebec and Saskatchewan, on which exploration programs are ongoing.

Additional information about Manicouagan Minerals and its exploration projects can be found at www.manicouaganminerals.com.

<<

The TSXV has not reviewed this news release and does not accept responsibility for the adequacy or accuracy of this news release. The TSXV has neither approved nor disapproved the contents of this news release.

>>

All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are exploration risks detailed herein and from time to time in the filings made by the Company with securities regulators.

%SEDAR: 00017383E

/For further information: Joseph Baylis, President and Chief Executive Officer, (647) 477-2444/
(MAM.)

CO: Manicouagan Minerals Inc.

CNW 18:37e 31-AUG-06

News release via CNW Telbec, Montreal 514-878-2520

Attention Business Editors:
Manicouagan Minerals confirms and expands copper-silver mineralization at Lac Maugue

TORONTO, Sept. 11 /CNW/ - Manicouagan Minerals Inc. (TSXV - MAM) announced today encouraging assay results from field-work completed in July and August of 2006 on the Lac Maugue Copper/Silver property in the Dunphy-Romanet Lakes area of the central Labrador Trough region of central Quebec. The property is located approximately 160 kilometres northwest of the all services town of Schefferville, Quebec.

Recent work completed by MPH Consulting Limited on behalf of Manicouagan Minerals has confirmed the existence of significant copper-silver mineralization in bedrock trench 93-5. (Trench 93-5 was originally sampled in 1993-94, for Outokumpu Mines Ltd.) Field-work completed this summer has also outlined several new copper-silver and lead-zinc occurrences and extensions to known zones of mineralization.

Detailed airborne geophysical (AEM, magnetics) surveys by Fugro Airborne Services in August 2006 indicate that the mineralization in the area of the Lac Maugue showings has an associated discernable magnetic signature, which has an overall strike length in excess of three kilometres.

New channel samples of dolostone/siltstone mineralized with chalcopyrite, bornite and malachite from bedrock trench 2006-1 located 97 metres northwest of trench 93-5 along the Lac Maugue copper-silver zone averaged 132 g/t silver, 0.86% copper over 4.85 metres. Included in this channel sample was a 1.0 metre section that assayed 237 g/t silver, 1.50% copper.

The field crew discovered numerous additional copper-mineralized boulders in the boulder field 800 metres northwest of trench 93-5. The bedrock source of this material is under drift cover but is postulated to be very close to the boulder field.

The probable extension to the southeast of the Lac Maugue mineralized stratigraphy was discovered on the east shore of Lac Maugue, some two kilometres south of trench 93-5. One sample taken from this zone contains anomalous copper, lead and zinc concentrations and further sampling/prospecting will be conducted in this area.

Lead-zinc mineralization was also discovered in dolomitic bedrock at the south end of Lac Maugue. Selected grab samples from a 0.5 to 1.5 metre dolostone layer with galena, sphalerite, quartz veining and breccia matrix averaged 53 g/t silver, 5.91% lead and 3.58% zinc. Approximately 1.2 kilometres northwest of these samples, additional dolostone boulders with visible lead-zinc mineralization were discovered by the field crew along the lakeshore. A selected grab sample from a 1.5 x 1.0 x 1.0 metre subangular dolostone boulder with quartz veining and sphalerite-galena assayed 90 g/t silver, 10.65% lead, 7.53% zinc.

As noted above, the recently completed detailed airborne geophysical (AEM, magnetics) surveys by Fugro Airborne Services indicate that the mineralization in the area of the Lac Maugue showings has an associated discernable magnetic signature which has an overall strike length in excess of three kilometres. There are also areas of enhanced conductivity offset from and adjacent to the zone of increased magnetic susceptibility. This may reflect an oxidation-reduction boundary that may control mineral deposition, a common feature of sedimentary hosted copper mineralization and as such it constitutes a focus for future exploration at Lac Maugue.

A sketch showing the location of the project and related mining claims, the regional geology as well as detailed geology and sampling of the Lac Maugue showing area can be found with the copy of this press release posted on the Company's website at www.manicouaganminerals.com. Details of sample results shown on the sketch are also included in the attached table.

Fieldwork on the project is ongoing. The AEM survey, which initially focused on Lac Maugue, was completed in late August and preliminary field data are being compiled and processed to identify prospective geophysical targets. A number of high priority geophysical targets proximal to known showings or mineralized boulders have already been identified and helicopter supported

ground crews are currently in the field completing prospecting and sampling of these targets initially in order to select those targets that will require further work. It is anticipated that some targets will require detailed ground geophysics as a prelude to drilling in 2007.

Joseph Baylis, President and Chief Executive Officer of Manicouagan Minerals noted that the "Lac Maugue project has progressed rapidly since it was acquired in July of this year and these initial results are certainly encouraging." He further noted that the Company "is determined to aggressively develop its portfolio of exploration projects and will move quickly to advance projects like Lac Maugue to the drill stage."

BACKGROUND

The Lac Maugue Copper/Silver property consists of 88 claims acquired from the Labrador Silver Syndicate ("LSS"). Manicouagan Minerals can acquire a 100% interest in the property subject to a 3 percent Net Smelter Return (NSR) royalty of which 2/3 of the 3% NSR may be bought out for $2,000,000. The NSR applies to the Lac Maugue property as well as any other claims acquired by Manicouagan Minerals or the LSS within ten kilometres of the outer boundary of the existing 88 claims forming the Lac Maugue property. (See MAM Press Releases dated June 27 and July 31, 2006.)

A portion of the property secures an area where prospecting and trenching on behalf of Outokumpu Mines Ltd. in 1993-94 over a largely overburden covered area with underlying bedrock consisting of magnetite rich argillite, dolomite and sandy dolomite encountered significant copper-silver mineralization in outcrop and boulders. One 3.19-metre section in bedrock trench 93-5, sampled in 1993, assayed 0.61% copper and 135 g/t silver including a 0.5 metre section which assayed 1.26% copper and 267 g/t silver. Prospecting work some 800 metres northwest of, and along trend with, the above area in the early 1990's on behalf of Outokumpu Mines Ltd. reportedly discovered mineralized boulders that assayed up to 2.32% copper and 82.5 g/t silver. These results pre-date 43-101 requirements. The bedrock source of this material has not yet been discovered.

Occurrences of copper, silver, lead, zinc, gold and other metals are widespread throughout the central Labrador Trough and the Dunphy-Romanet Lake region has known metal associations (uranium, copper, gold) and a geological environment which is indicative of potential for iron oxide copper-gold type deposits in addition to the sediment-hosted copper-silver mineralization found at Lac Maugue.

In view of the geological environment and the potential for large tonnage sedimentary-hosted deposits, Manicouagan Minerals earlier this year acquired an additional 470 claims covering approximately 22,560 hectares by way of map designation to secure selected areas of geological interest which are considered to have potential to host sedimentary hosted copper-silver deposits similar to the occurrences at Lac Maugue. The majority of these claims lie within the ten kilometre Area of Interest created by the agreement with the LSS. Following the registration and acceptance of these claims by the Province of Quebec, Manicouagan Minerals will grant the LSS a 1% NSR royalty in the portion of the 470 map designated claims falling outside of the ten kilometre area of interest.

More recently, Manicouagan Minerals has map designated an additional 46 claims. Sixteen of these claims are shown on the sketch that can be found with the copy of this press release posted on the Company's website. The remaining thirty claims have been map designated to protect the presumed eastward extension of the Lac Maugue stratigraphy.

Exploration programs at Lac Maugue are being carried out under the supervision of Rod Thomas, Vice President - Exploration of the Company. Mr. Thomas, a professional geologist, has reviewed and verified the technical content of this press release on behalf of Manicouagan Minerals and qualifies under the definition of "Qualified Person" set out in National Instrument 43-101. Analytical services were provided by ALS Chemex of North Vancouver, BC.

Manicouagan Minerals Inc. is a Canadian based exploration company with a diversified portfolio of properties. The Company currently holds four base metal projects located in Quebec and Saskatchewan, on which exploration programs are ongoing.

Additional information about Manicouagan Minerals and its exploration projects can be found at www.manicouaganminerals.com.

The TSXV has not reviewed this news release and does not accept responsibility for the adequacy or accuracy of this news release. The TSXV has neither approved nor disapproved the contents of this news release.

All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are exploration risks detailed herein and from time to time in the filings made by the Company with securities regulators.

<<

LAC MAUGUE - SAMPLE RESULTS 2006.09.08

Trench Samples - Individual Samples of Composited Intervals

Trench	Sample No.	Ag g/t	%Cu	%Pb	%Zn	Length m	Comments
Tr 95-3	C172505	21	0.5	0.48	0.02	0.60	Duplicate portion of 1993 sample
Tr 95-3	C172506	2	0.03	0.01	0.01	0.60	New Sample Trench 95-3
Tr 95-3	C172507	38	0.22	(less than) 0.01	0.01	N/A	Duplicate portion of 1993 sample
Tr 95-3	C172531	7	0.52	(less than) 0.01	(less than) 0.01	1.20	New Sample Trench 95-3
Tr 2006-1	C172508	195	1.2	0.01	0.01	0.60	
Tr 2006-1	C172509	279	1.66	(less than) 0.01	0.01	0.60	Trench 2006 -1 Composite Interval
Tr 2006-1	C172510	173	1.26	(less than) 0.01	0.01	0.40	0.86% Cu, 132 g/T Ag over 4.85 m
Tr 2006-1	C172511	120	0.85	(less than) 0.01	0.01	1.15	
Tr 2006-1	C172512	49	0.47	0.02	0.01	1.30	
Tr 2006-1	C172513	108	0.48	0.04	0.02	0.80	
Tr 2006-2	C172532	(less than) 1	0.01	(less than) 0.01	0.01	1.15	Trench 2006-2 Composite Interval
Tr 2006-2	C172533	3	0.12	(less than) 0.01	0.01	1.00	0.10% Cu, 3 g/T Ag over 2.80 m

Tr 2006-2	C172534	8	0.24	(less than) 0.01	(less than) 0.01	0.65

Prospecting Samples - Highlights

Sample No.	Easting /Northing	Description(x)	%Cu	%Pb	%Zn	g/T Ag
C172551	586872/6225629	Quartz vein	3.05	0.03	0.12	121
C172552	586889/6225632	Siltstone	1.77	(less than) 0.01	0.01	220
C172555	586904/6225662	Siltstone	4.9	(less than) 0.01	0.01	105
C172568	585933/6223915	DS - Boulder	(less than) 0.01	10.65	7.53	90
C172569	585934/6223863	DS - Boulder	(less than) 0.01	13.05	2.06	125
C172608	586531/6222826	DSS - Boulder	(less than) 0.01	7.73	0.17	52
C172609	586495/6222808	Dolostone	0.01	5.91	3.58	53

(x)outcrop unless noted otherwise, DS(equal sign)dolostone,
DSS(equal sign)dolomitic sandstone
>>

%SEDAR: 00017383E

/For further information: Joseph Baylis, President and Chief Executive Officer, (647) 477-2444/
(MAM.)

CO: Manicouagan Minerals Inc.

CNW 12:10e 11-SEP-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Manicouagan Minerals agrees to $1.5 million flow through private placement

/(NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION ON U.S. WIRE SERVICES)/

TORONTO, Sept. 28 /CNW/ - Manicouagan Minerals Inc. (TSXV - MAM) is pleased to announce that it has agreed to a $1.5 million private placement at a price of $0.165 per unit with the MineralFields Group. Each unit will consist of one flow through common share and one common share purchase warrant. Each warrant will entitle the holder to acquire one common share of Manicouagan at a price of $0.25 per share for a period of twelve months from the date of closing of the private placement.

In connection with the private placement, Manicouagan has agreed to pay Limited Market Dealer Inc. a cash finder's fee equal to 5 percent of the gross proceeds and to issue finder's fee options equal to 8 percent of the units subscribed for at the unit price of $0.165. The finder's fee options will have a term of two years.

The agreement is subject to the completion of a due diligence review of Manicouagan and regulatory approval. All securities issued in the private placement will be subject to a four month hold period from their distribution date.

Manicouagan will use the funds for continued exploration on its Canadian properties.

Manicouagan Minerals Inc. is a Canadian based exploration company with a diversified portfolio of properties. The Company currently holds four base metal projects located in Quebec and Saskatchewan, on which exploration programs are ongoing.

Additional information about Manicouagan Minerals and its exploration projects can be found at www.manicouaganminerals.com.

About MineralFields

MineralFields Group (a division of Pathway Asset Management) is a Toronto-based mining fund with significant assets under administration that offers its tax-advantaged super flow-through limited partnerships to investors throughout Canada during most of the calendar year, as well as hard-dollar resource limited partnerships to investors throughout the world. Information about MineralFields Group is available at www.mineralfields.com.

The securities being issued have not, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from U.S. registration requirements.

The TSXV has not reviewed this news release and does not accept responsibility for the adequacy or accuracy of this news release. The TSXV has neither approved nor disapproved the contents of this news release.

All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are exploration risks detailed herein and from time to time in the filings made by the Company with securities regulators.

%SEDAR: 00017383EF

/For further information: Joseph Baylis, President and Chief Executive Officer, Manicouagan Minerals Inc., (647) 477-2444/
(MAM.)

CO: Manicouagan Minerals Inc.

CNW 10:06e 28-SEP-06

News release via CNW Telbec, Montreal 514-878-2520

Attention Business Editors:
Manicouagan Minerals updates ongoing exploration programs

/NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION ON U.S. WIRE SERVICES/

TORONTO, Oct. 5 /CNW Telbec/ - Manicouagan Minerals Inc. (TSXV - MAM) provided an update today on the ongoing exploration programs on its four Canadian properties.

Brabant Lake Zinc Property - NI 43-101 Technical Report Due in Early October - Drilling to Commence in November

Since acquiring a 100% interest in the Brabant Lake property from Longyear Canada on June 28, 2006 the Company has moved quickly to advance the project to the drill stage.

The most recent phase of work on the Brabant Lake Zinc-Copper deposit was completed by Phelps-Dodge Canada (PDC) in 1992-1994. PDC drilled 11 diamond drill holes (3043 metres in aggregate) and initiated a compilation and re-interpretation of all the drilling completed on the deposit.

PDC estimated an unclassified mineral resource inventory of 4,858,000 tonnes grading 5.19% zinc, 0.57% copper, 0.28% lead, 22.59 g/t silver and 0.22 g/t gold using a 2% zinc cut-off and a minimum true width of 3.00 metres. This estimate as stated is historical in nature and as such is non compliant with NI 43-101. This resource calculation however, can be viewed as a very positive indication of the property's mineral potential.

Manicouagan has retained MPH Consulting to complete a NI 43-101 Technical Report on the property and it is expected that the report together with its recommendations for advancing the property will be available in early October, 2006.

A 35 kilometre cut-line grid has been established over the area of the deposit and ground geophysical work consisting of HLEM (horizontal loop electromagnetic) and magnetometer surveys will commence in the next few weeks.

Current plans are to commence Phase I drilling on the property in November, following receipt of the NI 43-101 Technical Report and the necessary permits.

Lac Maugue Copper/Silver Property - Airborne Geophysical Survey Completed - Land Position Expanded

The regional helicopter-borne electromagnetic and magnetic survey, completed in late August, consisted of a total of 3649 line kilometres at 300-metre line spacing. An additional 600 line kilometres of 100 metre in-fill survey was completed over areas of specific interest. The initial line spacing was purposely coarse, designed to search for large sedimentary-hosted copper deposits. In-fill flying provided detail in areas where the 300-metre survey yielded positive results. A total of approximately 100 anomalies consisting of either discrete conductors and/or conductive trends with coincident or offset magnetic associations were delineated. The latter feature may reflect an oxidation-reduction boundary that may control mineral deposition, a common feature of sedimentary hosted copper mineralization.

Following encouraging results obtained during the July field program (including a channel sample taken from trench 2006-1 on the Lac Maugue copper-silver zone that averaged 132 g/t silver, 0.86% copper over 4.85 metres (See MAM Press Release dated September 11, 2006) an additional 30 map designated claims were located to protect the presumed strike extension of the Lac Maugue mineralized stratigraphy which has an overall strike length in excess of three kilometres.

An additional 52 map designated claims have been applied for to secure areas of prospective ground not already held. Currently, the Lac Maugue property consists of 88 map designated claims (4,225 hectares). An additional 587 map designated claims (28,384 hectares) have been applied for.

Field work at Lac Maugue resumed in early September and helicopter supported field crews are currently in the final phase of a reconnaissance field program. Field work to date has focused on prospecting high priority geophysical targets particularly those proximal to known showings or mineralized boulders.

Sulphide mineralization visually similar to the mineralization at Lac Maugue in bedrock and/or boulders proximal to airborne conductors has been identified and sampled. Assay results are expected to be available by early November. It is anticipated that some targets will require detailed ground geophysics to determine drill targets.

A sketch showing the location of the project, the mineral claims, the regional geology as well as detailed geology and sampling of the Lac Maugue showing area can be found on the Company's website at www.manicouaganminerals.com.

Manicouagan Project - Sampling and Mapping Underway - Compilation to be Prepared

In August, 2006 a down hole pulse-EM survey was completed on six diamond drill holes that were designed to explore the contact between the overlying melt-rock and underlying basement. Down hole pulse-EM (electromagnetic) is an in-the-hole geophysical technique that can detect conductive sulphide mineralization within an effective search radius of 100 metres. No conductive material was detected in any of the holes (MAN-06-08; MAN-05-03; MAN-05-11; MAN-06-02; MAN-06-09 & MAN-05-14) surveyed.

Selective prospecting and mapping of the melt sheet - basement contact at the margins of the Manicouagan meteorite impact crater is currently being undertaken to assist placing the geophysical and diamond drilling results in a regional context. It is hoped this work will assist in identifying a discrete area of increased prospectivity to focus future efforts.

Following completion of the current phase of field work, results, including those from previous years, will be compiled and assessed with the intention of developing a strategy to advance the project.

It should be stressed that the Company has drilled only 20 holes for a total of 13,045 metres within the crater area which is over 65 km in diameter (current land holdings are 1665 claims). There remain many unexplored targets and the Company's main efforts going forward will be to compile a short-list of high priority target areas for future work.

Mouchalagane Property - Additional Encouraging Assay Results Received - Land Position Increased

Fieldwork on the Mouchalagane property, situated some 300 kilometres north of Baie Comeau, resumed during the first week of September. This work is designed to follow-up on the very encouraging grab samples of nickel-copper-palladium-platinum mineralization (including 6.99% copper, 2.68% nickel, 12.5 g/t palladium and 4.1 g/t platinum from grab sample 43461) that were discovered earlier this year. (See MAM Press Release dated August 23, 2006.)

Complete assay results have been received from the Bob, Feu and Dernier Chance showings and these results are compiled in an updated table and location plan which are available with the copy of this press release posted at www.manicouaganminerals.com. New assays include 2.15% copper, 1.15% nickel, 2.06 g/t palladium and 0.667 g/t platinum from grab sample no. 43462 from the Feu showing. At Dernier Chance a consolidated sample (no. 43471) of chalcopyrite rich material was assayed for research purposes and assayed in excess of 11% copper.

Work in September focused on the Bob, Feu and Dernier Chance showings which consisted of stripping and power washing in areas of shallow overburden to further expose mineralized zones to enable a systematic channel sampling program to be carried out. To date mineralization at the Bob showing has been extended for a total strike length of approximately 60 metres respectively over widths of up to 1.12 metres. Mineralization at Feu and Dernier Chance consists of discontinuous lenses of massive pyrrhotite +/- chalcopyrite up to

0.6 metres in width and 1.0 metres in length.

Channel sample results from the current program are expected to be available in late October. These results together with the encouraging geophysical results obtained to date will assist, in the delineation of targets for drill testing in 2007.

An additional thirty claims contiguous to the property have been map designated, increasing the number of claims held to 88 (4,644 hectares).

Exploration programs are being carried out under the supervision of Rod Thomas, Vice President - Exploration of the Company. Mr. Thomas, a professional geologist, has reviewed and verified the technical content of this press release on behalf of Manicouagan Minerals and is a "Qualified Person" as defined in National Instrument 43-101.

Manicouagan Minerals Inc. is a Canadian based exploration company with a diversified portfolio of properties. The Company currently holds four base metal projects located in Quebec and Saskatchewan, on which exploration programs are ongoing.

Additional information about Manicouagan Minerals and its exploration projects can be found at www.manicouaganminerals.com.

The TSXV has not reviewed this news release and does not accept responsibility for the adequacy or accuracy of this news release. The TSXV has neither approved nor disapproved the contents of this news release.

All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are exploration risks detailed herein and from time to time in the filings made by the Company with securities regulators.

%SEDAR: 00017383E

/For further information: Joseph Baylis, President and Chief Executive Officer, (647) 477-2444, investorrelations(at)manicouaganminerals.com/
(MAM.)

CO: Manicouagan Minerals Inc.

CNW 14:07e 05-OCT-06

News release via CNW Telbec, Montreal 514-878-2520

Attention Business Editors:
Manicouagan receives NI 43-101 Technical Report on Brabant Lake property; Brabant Lake zinc-copper deposit classified as inferred resource of 4,858,000 tonnes grading 5.19% Zn, 0.57% Cu, 0.28% Pb, 22.59 g/t Ag and 0.22% Au

/NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION ON U.S. WIRE SERVICES/

TORONTO, Oct. 12 /CNW Telbec/ - Manicouagan Minerals Inc. (TSXV - MAM) announced today that it has received the NI 43-101 Technical Report on the Brabant Lake zinc-copper deposit. The Company retained MPH Consulting Ltd. to complete the NI 43-101 Technical Report on the property which has been the subject of previous drilling campaigns, the most recent being work done by Phelps Dodge Canada (PDC) in 1994.

Manicouagan did not undertake a resource calculation of its own. However, MPH is of the opinion that the entire resource consisting of some 4,858,000 tonnes grading 5.19% Zn, 0.57% Cu, 0.28% Pb, 22.59 g/t Ag and 0.22% Au, as determined by PDC in 1994, can be classified as an inferred resource as defined by the CIM Standards on Mineral Resources and Reserves.

MPH concluded that the PDC resource estimate was based on a total of 43 holes at a nominal spacing of 50 meters and used a database consisting of coded data which reflects the actual drill logs and assay data and that the resource was estimated using the polygonal method in plan view with a 2% cut-off, a minimum true width of 3.0 m and Specific Gravity of 3.0. Although the resource estimate in 1994 did not attempt to identify inferred or indicated resources the well documented and systematic approach employed by PDC was sufficient to categorize the resources as inferred within the context of current NI 43-101 requirements.

MPH further concluded that the Brabant Lake property hosts a significant base metal deposit which is open down plunge and that there is excellent potential to significantly increase the size of the mineral resource. A substantial ($725,450) Phase 1 work program, consisting of largely drilling and down-hole geophysics, is recommended to verify higher grade portions of the deposit as well as to follow-up on the projected down-plunge extension of the deposit.

The entire Technical Report can be viewed on the Company's website at www.manicouaganminerals.com. A copy can also be found with the Company's filings at www.sedar.ca.

The Brabant Lake property consists of 21 contiguous claims registered as ML 5054 and is located immediately east of Highway 102 some 175 km from the all services community of La Ronge, Saskatchewan.

Manicouagan has engaged Patterson Geophysics of La Ronge, Saskatchewan to complete multi frequency HLEM (horizontal loop electromagnetic) and ground magnetometer surveys over a recently established 35 km cut-line grid over the main deposit area. Geophysical surveys will commence shortly and will assist in locating confirmatory and exploratory drill holes as per the recommendations of the NI 43-101 report.

Environmental work permits for both geophysical and diamond drilling activities have been received. Diamond drilling work is expected to commence in early November, 2006.

Exploration programs are being carried out under the supervision of Rod Thomas, Vice President - Exploration of the Company. Mr. Thomas, a professional geologist, has reviewed and verified the technical content of this press release on behalf of Manicouagan Minerals and is a "Qualified Person" as defined in National Instrument 43-101.

Manicouagan Minerals Inc. is a Canadian based exploration company with a diversified portfolio of properties. The Company currently holds four base metal projects located in Quebec and Saskatchewan, on which exploration programs are ongoing.

Additional information about Manicouagan Minerals and its exploration

projects can be found at www.manicouaganminerals.com.

The TSXV has not reviewed this news release and does not accept responsibility for the adequacy or accuracy of this news release. The TSXV has neither approved nor disapproved the contents of this news release.

All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are exploration risks detailed herein and from time to time in the filings made by the Company with securities regulator.

%SEDAR: 00017383E

/For further information: Joseph Baylis, President and Chief Executive Officer, (647)-477-2444, investorrelations(at)manicouaganminerals.com/

(MAM.)

CO: Manicouagan Minerals Inc.

CNW 11:28e 12-OCT-06

News release via CNW Telbec, Montreal 514-878-2520

Attention Business Editors:
/C O R R E C T I O N from source -- Manicouagan Minerals Inc./

In press release c7332 disseminated today at 11:28e, an error occurred in the headline and the second paragraph of the press release. It should have read "0.22 g/t Au" instead of "0.22% Au". Corrected copy follows:

Manicouagan receives NI 43-101 Technical Report on Brabant Lake property; Brabant Lake zinc-copper deposit classified as inferred resource of 4,858,000 tonnes grading 5.19% Zn, 0.57% Cu, 0.28% Pb, 22.59 g/t Ag and 0.22 g/t Au

/NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION ON U.S. WIRE SERVICES/

TORONTO, Oct. 12 /CNW Telbec/ - Manicouagan Minerals Inc. (TSXV - MAM) announced today that it has received the NI 43-101 Technical Report on the Brabant Lake zinc-copper deposit. The Company retained MPH Consulting Ltd. to complete the NI 43-101 Technical Report on the property which has been the subject of previous drilling campaigns, the most recent being work done by Phelps Dodge Canada (PDC) in 1994.

Manicouagan did not undertake a resource calculation of its own. However, MPH is of the opinion that the entire resource consisting of some 4,858,000 tonnes grading 5.19% Zn, 0.57% Cu, 0.28% Pb, 22.59 g/t Ag and 0.22 g/t Au, as determined by PDC in 1994, can be classified as an inferred resource as defined by the CIM Standards on Mineral Resources and Reserves.

MPH concluded that the PDC resource estimate was based on a total of 43 holes at a nominal spacing of 50 meters and used a database consisting of coded data which reflects the actual drill logs and assay data and that the resource was estimated using the polygonal method in plan view with a 2% cut-off, a minimum true width of 3.0 m and Specific Gravity of 3.0. Although the resource estimate in 1994 did not attempt to identify inferred or indicated resources the well documented and systematic approach employed by PDC was sufficient to categorize the resources as inferred within the context of current NI 43-101 requirements.

MPH further concluded that the Brabant Lake property hosts a significant base metal deposit which is open down plunge and that there is excellent potential to significantly increase the size of the mineral resource. A substantial ($725,450) Phase 1 work program, consisting of largely drilling and down-hole geophysics, is recommended to verify higher grade portions of the deposit as well as to follow-up on the projected down-plunge extension of the deposit.

The entire Technical Report can be viewed on the Company's website at www.manicouaganminerals.com. A copy can also be found with the Company's filings at www.sedar.ca.

The Brabant Lake property consists of 21 contiguous claims registered as ML 5054 and is located immediately east of Highway 102 some 175 km from the all services community of La Ronge, Saskatchewan.

Manicouagan has engaged Patterson Geophysics of La Ronge, Saskatchewan to complete multi frequency HLEM (horizontal loop electromagnetic) and ground magnetometer surveys over a recently established 35 km cut-line grid over the main deposit area. Geophysical surveys will commence shortly and will assist in locating confirmatory and exploratory drill holes as per the recommendations of the NI 43-101 report.

Environmental work permits for both geophysical and diamond drilling activities have been received. Diamond drilling work is expected to commence in early November, 2006.

Exploration programs are being carried out under the supervision of Rod Thomas, Vice President - Exploration of the Company. Mr. Thomas, a professional geologist, has reviewed and verified the technical content of

this press release on behalf of Manicouagan Minerals and is a "Qualified Person" as defined in National Instrument 43-101.

Manicouagan Minerals Inc. is a Canadian based exploration company with a diversified portfolio of properties. The Company currently holds four base metal projects located in Quebec and Saskatchewan, on which exploration programs are ongoing.

Additional information about Manicouagan Minerals and its exploration projects can be found at www:manicouaganminerals.com.

%SEDAR: 00017383E

/For further information: Joseph Baylis, President and Chief Executive Officer, (647)-477-2444, investorrelations(at)manicouaganminerals.com/

(MAM.)

CO: Manicouagan Minerals Inc.

CNW 12:27e 12-OCT-06

News release via CNW Telbec, Montreal 514-878-2520

Attention Business Editors:
Manicouagan Minerals closes $1.5 million flow through private placement with MineralFields Group

/NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION ON U.S. WIRE SERVICES/

TORONTO, Oct. 23 /CNW Telbec/ - Manicouagan Minerals Inc. (TSXV - MAM) is pleased to announce that it has closed the previously announced $1.5 million private placement with the MineralFields Group, at an amended price of $0.15 per unit. Each unit consists of one flow through common share of Manicouagan and one-half a common share purchase warrant. Each whole warrant entitles the holder to acquire one common share of Manicouagan at a price of $0.30 per share for a period of twelve months and will expire on October 20, 2007.

In connection with the private placement, Manicouagan has paid Limited Market Dealer Inc. a cash finder's fee equal to 5 percent of the gross proceeds and issued non-transferable finder's fee options equal to 8 percent of the units subscribed for at the amended unit price of $0.15. The finder's fee options have a term of 24 months and will expire on October 20, 2008. Each finder's fee option entitles the holder, upon exercise thereof, to one common share of Manicouagan, and a one half a common share purchase warrant, each whole warrant entitling its holder to acquire one common share of Manicouagan Minerals Inc. at a price of $0.30 per share for a period of twenty-four months and will expire on October 20, 2008.

All securities issued in the private placement will be subject to a four-month hold period from their distribution date. The placees in the private placement are at arm's length with Manicouagan and its management.

Manicouagan will use the funds for continued exploration on its Canadian properties, primarily in Saskatchewan and Quebec.

Manicouagan Minerals Inc. is a Canadian-based exploration company with a diversified portfolio of properties. The Company currently holds four base metal projects located in Quebec and Saskatchewan, on which exploration programs are ongoing.

Additional information about Manicouagan Minerals and its exploration projects can be found at www.manicouaganminerals.com.

About MineralFields

MineralFields Group (a division of Pathway Asset Management) is a Toronto-based mining fund with significant assets under administration that offers its tax-advantaged super flow-through limited partnerships to investors throughout Canada during most of the calendar year, as well as hard-dollar resource limited partnerships to investors throughout the world. Information about MineralFields Group is available at www.mineralfields.com.

The securities being issued have not, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from U.S. registration requirements.

The TSXV has not reviewed this news release and does not accept responsibility for the adequacy or accuracy of this news release. The TSXV has neither approved nor disapproved the contents of this news release.

All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of the Company, are forward-looking statements that involve various

risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are exploration risks detailed herein and from time to time in the filings made by the Company with securities regulators.

%SEDAR: 00017383EF

/For further information: Joseph Baylis, President and Chief Executive Officer, Manicouagan Minerals Inc., (647) 477-2444/
(MAM.)

CO: Manicouagan Minerals Inc.

CNW 18:18e 23-OCT-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Manicouagan Commences drilling of 100% owned Brabant Lake Zinc Deposit in Northern Saskatchewan

TORONTO, Nov. 6 /CNW/ - Manicouagan Minerals Inc. (TSXV - MAM) announced today that it has signed a drilling contract with Major Drilling of Winnipeg, Manitoba and has commenced drilling at its Brabant Lake Zinc Deposit. The planned Phase 1 program is designed to verify higher grade portions of the deposit as well as to follow-up on the projected down dip extension of the deposit.

The program is expected to take approximately six weeks to complete and assay results of drill core will be made available on an on-going basis.

The Brabant Lake Zinc Deposit contains an inferred resource of some 4,858,000 tonnes grading 5.19% zinc, 0.57% copper, 0.28% lead, 22.59 g/t silver and 0.22 g/t gold.

The property was the subject of a recently completed NI 43-101 Technical Report completed by MPH Consulting Ltd. (see Manicouagan Press Release dated October 12, 2006). MPH concluded that the Brabant Lake Zinc property hosts a significant base metal deposit which is open down dip and that there is excellent potential to significantly increase the size of the mineral resource. MPH recommended a substantial Phase I work program, consisting of largely drilling and down-hole geophysics. The estimated cost of the current Phase 1 program is $712,000.

The Brabant Lake Technical Report can be viewed on the Company's website at www.manicouaganminerals.com. A copy can also be found with the Company's filings at www.sedar.com.

Joseph Baylis, President and Chief Executive Officer of Manicouagan Minerals noted that "with zinc prices on the London Metal Exchange (LME) reaching record highs of over US $1.99 per pound and a continued positive outlook for base metals overall, it is timely that we aggressively advance this exciting opportunity."

Phase 1 drilling will consist of eight diamond drill holes ranging from 295 to 745 metres in depth for an expected total of 4200 metres of NQ sized core drilling. Casing will be left in holes to facilitate down-hole pulse EM surveys to be completed at the end of the Phase I drill program. These surveys will assist in developing drill targets for Phase II drilling planned for early 2007. Details of the proposed holes and a sketch showing the drill plan are available on the Company's website.

The Brabant Lake Zinc property consists of 21 contiguous claims registered as ML 5054 and is located immediately east of Highway 102 some 175 km from the all services community of La Ronge, Saskatchewan.

Exploration programs are being carried out under the supervision of Rod Thomas, Vice President - Exploration of the Company. Mr. Thomas, a professional geologist, has reviewed and verified the technical content of this press release on behalf of Manicouagan Minerals and is a "Qualified Person" as defined in National Instrument 43-101.

Grant of Options

The Company also announced that its Board has approved the issuance of 1,140,000 options under the Company's Stock Option Plan. These options are being granted to directors, officers, consultants and an employee of the Company, and are exercisable into common shares of the Company at a price of $0.15 per share for a period of five years from the date of the grant.

Manicouagan Minerals Inc. is a Canadian based exploration company with a diversified portfolio of properties. The Company currently holds four base metal projects located in Saskatchewan and Quebec, on which exploration programs are ongoing.

Additional information about Manicouagan Minerals and its exploration projects can be found at www.manicouaganminerals.com.

The TSXV has not reviewed this news release and does not accept responsibility for the adequacy or accuracy of this news release. The TSXV has neither approved nor disapproved the contents of this news release.

All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are exploration risks detailed herein and from time to time in the filings made by the Company with securities regulators.

%SEDAR: 00017383E

/For further information: Joseph Baylis, President and Chief Executive Officer, (416) 542-3980, investorrelations(at)manicouaganminerals.com/
(MAM.)

CO: Manicouagan Minerals Inc.

CNW 11:00e 06-NOV-06

News Release Via Canada NewsWire, Toronto 416-863-9350

RECEIVED

2007 MAR -9 A 11:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Attention Business Editors:

Manicouagan completes validation drill hole on Brabant Lake zinc deposit; Intersects 6.43% zinc over 5.46 M and 17.64% zinc over 6.16 M

TORONTO, Nov. 30 /CNW/ - Manicouagan Minerals Inc. (TSXV - MAM) announced today that it has received assay results from the first hole of the drilling program currently underway on the Brabant Lake zinc deposit.

Hole BR-06-01 is the first hole of a planned eight hole program. This first hole was designed to validate results obtained by Phelps Dodge Canada (PDC) from hole BR-196-8 which was drilled in 1993 and intersected 5.49% zinc over 7.2 meters

and 13.92 % zinc over 6.3 meters. Hole BR-06-01 intersected 6.43% zinc over 5.46 meters and 17.64% zinc over 6.16 meters.

Old hole BR-196-8 was re-entered and a wedge was positioned at a depth of 331 meters down-hole to enable a minor deflection of the drill rods such that a new hole (BR-06-01) could be drilled roughly sub-parallel and a few meters away from the old hole. The new hole, BR-06-01, intersected both the Upper and Lower mineralized zones as reported by PDC and provided results comparable to those obtained by PDC in 1993. The complete results of both holes are set out in the table below:

<<

Hole ID	From	To	Length (m) (down-hole)	Zinc (%)	Copper (%)	Lead (%)	Silver (g/t)	Gold (g/t)
BR-06-01	363.66	369.12	5.46	6.43	0.44	0.03	21.23	0.14
	400.94	407.1	6.16	17.64	0.77	0.60	59.02	0.19
BR-196-08	360.9	368.1	7.20	5.49	0.53	0.02	13.96	0.14
	398.0	404.3	6.30	13.92	0.83	0.04	43.00	0.16

>>

Drilling of the fourth hole of the planned eight hole program is currently underway. Assay results from the second and third holes are pending. The drill program is designed to verify higher grade portions of the deposit as well as to follow-up on the projected down dip extension of the deposit. Further information on the project is available on the Company's website at www.manicouaganminerals.com.

The Brabant Lake zinc deposit consists of an inferred resource of 4,858,000 tonnes grading 5.19% zinc, 0.57% copper, 0.28% lead, 22.59 g/t silver and 0.22 g/t gold and was the subject of an NI 43-101 Technical Report completed by MPH Consulting Ltd. The Brabant Lake Technical Report can be viewed on the Company's website at www.manicouaganminerals.com. A copy can also be found with the Company's filings at www.sedar.com.

The Brabant Lake property consists of 21 contiguous claims registered as ML 5054 and is located immediately east of Highway 102 some 175 km from the all services community of La Ronge, Saskatchewan.

Exploration programs are being carried out under the supervision of Rod Thomas, Vice President - Exploration of the Company. Mr. Thomas, a professional geologist, has reviewed and verified the technical content of this press release on behalf of Manicouagan Minerals and is a "Qualified Person" as defined in National Instrument 43-101. Manicouagan employs 43-101 compliant QA/QC procedures at all points in the sampling, handling, storage and shipment of samples. Analytical services are provided by TSL Laboratories of Saskatoon, Saskatchewan.

Manicouagan Minerals Inc. is a Canadian based exploration company with a diversified portfolio of properties. The Company currently holds four base metal projects located in Quebec and Saskatchewan, on which exploration

programs are ongoing.

Additional information about Manicouagan Minerals and its exploration projects can be found at www.manicouaganminerals.com.

The TSXV has not reviewed this news release and does not accept responsibility for the adequacy or accuracy of this news release. The TSXV has neither approved nor disapproved the contents of this news release.

All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are exploration risks detailed herein and from time to time in the filings made by the Company with securities regulators.

For further information: Joseph Baylis, President and Chief Executive Officer, (647) 477-2444, investorrelations@manicouaganminerals.com

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Manicouagan Minerals expands Bob platinum/palladium discovery at Mouchalagane and reports on positive channel sampling results

TORONTO, Dec. 7 /CNW/ - Manicouagan Minerals Inc. (TSXV - MAM) announced today channel sample results from its Mouchalagane property situated approximately 400 kilometres north of Baie Comeau in northern Quebec.

In situ (bedrock) grab samples obtained this summer assayed up to 9.3 grams per tonne palladium, 2.8 grams per tonne platinum and 2.88% nickel (sample no. 43484) at the Bob showing (see Manicouagan Press Release dated August 23, 2006). Follcw-up work completed in September focused on channel sampling the Bob showing as well as the Feu, Dernier Chance and Corbeau showings.

Work done in September on the Bob showing consisted of overburden stripping and channel sampling over an area of approximately 300 square metres. This work exposed the main part of the Bob showing over a cumulative strike length of approximately 60 metres. Forty-one channel samples were obtained over a total cumulative length of 83.3 metres. Individual channel samples ranged between 0.35 metres and 1.3 metres in length and composited intervals ranged between 0.5 metres and 5.4 metres in length.

The best sample assay in absolute value terms is channel sample no. 8 which assayed 25.90 grams per tonne palladium, 3.7 grams per tonne platinum, 2.33% copper and 3.21% nickel over 0.5 m.

Other significant assays (channel samples with greater than 10 grams per tonne combined Pt and Pd) are listed in the table below.

<<

Channel No.	Palladium grams/tonne	Platinum grams/tonne	Copper %	Nickel %	Cumulative Length (m)
BOB-13	13.75	3.28	0.74	2.44	1.94
BOB-14	10.63	2.59	1.32	1.87	1.80
BOB-26	10.00	0.96	0.65	1.10	2.90
BOB-28B	10.00	0.84	0.12	0.15	1.35
BOB 30	7.19	3.30	1.18	2.69	0.75

>>

Complete results of the channel sampling at the Bob showing are presented in the table found on the Company's website www.manicouaganminerals.com together with an updated property map and detailed geological map of the Bob showing.

Additional channel sample assay results are pending for the Feu, Dernier Chance and Corbeau showings and will be reported once results are available.

The Bob showing is directly associated with two, east striking weak third priority short strike length EM conductors which constitute attractive drill targets. Most significantly, a strong first priority east striking, 400 metres long EM conductor is situated just 200 metres south of the Bob showing and a number of other conductors of similar strike length are located within the grid area.

Joseph Baylis, President and Chief Executive Officer of Manicougan Minerals remarked that the Bob discovery on the Mouchalagane property "continues to provide outstanding results. Outcrop stripping and channel sampling have validated previous grab sample results and have significantly expanded the size of the Bob showing. Polymetallic mineral deposits are an extremely attractive exploration target. The Mouchalagane property is a

priority exploration project for Manicouagan. Plans are being developed to drill prospective targets as soon as practicable in the late spring of 2007."

Exploration programs at Mouchalagane are carried out under the supervision of Rod Thomas, Vice President - Exploration of the Company. Mr. Thomas, a professional geologist, has reviewed and verified the technical content of this press release on behalf of Manicouagan Minerals and qualifies under the definition of "Qualified Person" set out in National Instrument 43-101. Analytical services are provided by Activation Laboratories of Ancaster, Ontario.

Manicouagan Minerals Inc. is a Canadian based exploration company with a diversified portfolio of properties. The Company currently holds four base metal projects located in Quebec and Saskatchewan, on which exploration programs are ongoing.

Additional information about Manicouagan Minerals and the Company's other projects can be found at www.manicouaganminerals.com.

%SEDAR: 00017383EF

/For further information: Joseph Baylis, President & Chief Executive Officer, (416) 542-3980/
(MAM.)

CO: Manicouagan Minerals Inc.

CNW 09:04e 07-DEC-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Manicouagan announces encouraging assay results from ongoing drilling at its Brabant Lake zinc deposit

TORONTO, Dec. 14 /CNW/ - Manicouagan Minerals Inc. (TSXV - MAM) announced today that it has received additional assay results from the drilling program currently underway on the Brabant Lake zinc deposit. Results have been received for recently completed drill holes BR-06-02, 03 and 04.

<<

Hole ID	Zone ID	From	To	Length(xx) (m)	Zn (%)	Cu (%)	Pb (%)	Ag (g/t)	Au (g/t)
BR-06-02	Upper	348.36	355.58	7.22	0.38	0.96	0.05	18.55	0.17
BR-06-03	Upper	259.13	264.21	5.08	8.25	0.88	0.03	22.81	0.21
	Lower	297.05	300.85	3.80	19.30	0.95	0.03	37.06	0.22
BR-06-04	Upper	210.36	213.51	3.15	10.91	0.62	0.03	15.96	0.01
	Lower(x)	218.78	228.38	9.60(x)	11.98	0.88	0.09	29.36	0.03
	(x)including	224.55	228.38	3.83	24.52	0.92	0.00	18.33	0.01

(xx) down-hole length approximates 85% of true width
>>

Drill holes BR-06-06 and BR-06-07 have been completed. Drill hole BR-06-05 is underway. Assay results for these three holes are pending. Drilling on the property will be suspended from December 15, 2006 - January 02, 2007.

Upper and Lower zone mineralization was intersected in both BR-06-03 and BR-06-04 confirming the presence of both the Upper and Lower zones in this portion of the deposit. In both instances Lower Zone mineralization is noticeably enriched in zinc as compared to Upper Zone mineralization. These results support the objective of the current program which is to focus drilling efforts on the Lower Zone which constitutes only 25% of the known inferred resource and is relatively under-explored.

In drill hole BR-06-02 only Upper Zone mineralization was intersected. Evidence of a fault in the lower portion of the BR-06-02 suggests that the Lower Zone may have been displaced in this area.

A drill hole location plan as well as additional information on the project is available on the Company's website at www.manicouaganminerals.com.

The Brabant Lake zinc deposit consists of an inferred resource of 4,858,000 tonnes grading 5.19% zinc, 0.57% copper, 0.28% lead, 22.59 g/t silver and 0.22 g/t gold and was the subject of an NI 43-101 Technical Report completed by MPH Consulting Ltd. on September 15th, 2006. The Brabant Lake Technical Report can be viewed on the Company's website at www.manicouaganminerals.com. A copy can also be found with the Company's filings at www.sedar.com.

The Brabant Lake property consists of 21 contiguous claims registered as ML 5054 and is located immediately east of Highway 102 some 175 km from the all services community of La Ronge, Saskatchewan.

Exploration programs are being carried out under the supervision of Rod

Thomas, Vice President - Exploration of the Company. Mr. Thomas, a professional geologist, has reviewed and verified the technical content of this press release on behalf of Manicouagan Minerals and is a "Qualified Person" as defined in National Instrument 43-101. Manicouagan employs 43-101 compliant QA/QC procedures at all points in the sampling, handling, storage and shipment of samples. Blind standards and blanks are inserted into the sample sequence in the field. Analytical services are provided by TSL Laboratories of Saskatoon, Saskatchewan. Samples are crushed, riffle split and pulverized to yield a 250 gram pulp with ~ 95% -150 mesh. Ag, Cu, Pb and Zn assay is by multi-acid digestion; samples for Ag (g/tonne) and base metals (%) are weighed at 0.5 g. Samples for Au fire assay/gravimetric are weighed at 1 AT (29.16 g). Details on analytical techniques employed by TSL Laboratories may be found on the laboratories' website at www.tsllabs.com.

Manicouagan Minerals Inc. is a Canadian based exploration company with a diversified portfolio of properties. The Company currently holds four base metal projects located in Quebec and Saskatchewan, on which exploration programs are ongoing.

Additional information about Manicouagan Minerals and its exploration projects can be found at www.manicouaganminerals.com.

The TSXV has not reviewed this news release and does not accept responsibility for the adequacy or accuracy of this news release. The TSXV has neither approved nor disapproved the contents of this news release.

All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are exploration risks detailed herein and from time to time in the filings made by the Company with securities regulators.

%SEDAR: 00017383EF

/For further information: Joseph Baylis, President and Chief Executive Officer, (416) 542-3980. investorrelations(at)manicouaganminerals.com/
(MAM.)

CO: Manicouagan Minerals Inc.

CNW 14:51e 14-DEC-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Manicouagan advises warrant holders that warrants expiring on Saturday December 23, 2006 may be exercised until the close of business on Wednesday December 27, 2006

TORONTO, Dec. 21 /CNW/ - Manicouagan Minerals Inc. (TSXV - MAM) advised today that warrant holders of the outstanding warrants that were issued in connection with two previous financings that closed on December 23, 2004 and March 11, 2005 respectively have until the close of business on December 27, 2006 to exercise these warrants. This is because the original expiry date of the warrants, December 23, 2006 is a Saturday and the next business day is Wednesday December 27, 2006.

Each of these warrants entitles the warrant holder to purchase one common share of Manicouagan Minerals at a price of $0.25.

Manicouagan's transfer agent is Computer Share Investor Services. Computer Share can be contacted at 1-800-564-6253.

Manicouagan Minerals Inc. is a Canadian based exploration company with a diversified portfolio of properties. The Company currently holds four base metal projects located in Quebec and Saskatchewan, on which exploration programs are ongoing.

Additional information about Manicouagan Minerals and its exploration projects can be found at www.manicouaganminerals.com.

The TSXV has not reviewed this news release and does not accept responsibility for the adequacy or accuracy of this news release. The TSXV has neither approved nor disapproved the contents of this news release.

All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are exploration risks detailed herein and from time to time in the filings made by the Company with securities regulators.

%SEDAR: 00017383E

/For further information: Joseph Baylis, President and Chief Executive Officer, Or Arthur Hampson, Chief Financial Officer & Secretary, (416) 542-3980/

(MAM.)

CO: Manicouagan Minerals Inc.

CNW 14:37e 21-DEC-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Drilling at Brabant Lake zinc deposit to resume January 4, 2007

<<

Amalgamation with wholly-owned subsidiary completed

>>

TORONTO, Jan. 2 /CNW/ - Manicouagan Minerals Inc. (TSXV - MAM) announced today that diamond drilling at the Company's wholly-owned Brabant Lake zinc deposit in Saskatchewan is expected to resume on January 4, 2007.

In November and December of 2006 seven holes were drilled totaling 2,242 metres. Assay results for the first four holes (BR-06-01 through to BR-06-04) have been released. Assays are pending for holes BR-06-06 and BR-06-07 and hole BR-06-05 is partially complete. Following completion of BR-06-05, three holes will test the projected down-dip (plunge) extension of the deposit. These holes at locations F, G and H, are shown on the plan available with the copy of this press release posted on the Company's website at www.manicouaganminerals.com.

The Brabant Lake zinc deposit consists of an inferred resource of 4,858,000 tonnes grading 5.19% zinc, 0.57% copper, 0.28% lead, 22.59 g/t silver and 0.22 g/t gold and was the subject of an NI 43-101 Technical Report completed by MPH Consulting Ltd. on September 15th, 2006. The Brabant Lake Technical Report can be viewed on the Company's website at www.manicouaganminerals.com. A copy can also be found with the Company's filings at www.sedar.com.

AMALGAMATION WITH WHOLLY-OWNED SUBSIDIARY

Manicouagan Minerals also announced the amalgamation of the Company with its wholly-owned subsidiary, Manicouagan Resources Inc., effective December 31, 2006. Completion of the amalgamation does not affect the voting powers or participating interests of existing shareholders of the Company and was done to streamline corporate accounting and reporting requirements and to reduce administrative costs.

Exploration programs are being carried out under the supervision of Rod Thomas, Vice President - Exploration of the Company. Mr. Thomas, a professional geologist, has reviewed and verified the technical content of this press release on behalf of Manicouagan Minerals and is a "Qualified Person" as defined in National Instrument 43-101.

Manicouagan Minerals Inc. is a Canadian based exploration company with a diversified portfolio of properties. The Company currently holds four base metal projects located in Quebec and Saskatchewan, on which exploration programs are ongoing.

Additional information about Manicouagan Minerals and its exploration projects can be found at www.manicouaganminerals.com.

<<

The TSXV has not reviewed this news release and does not accept responsibility for the adequacy or accuracy of this news release. The TSXV has neither approved nor disapproved the contents of this news release.

>>

All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially

from the Company's expectations are exploration risks detailed herein and from time to time in the filings made by the Company with securities regulators.

%SEDAR: 00017383EF

/For further information: Joseph Baylis, President and Chief Executive Officer, (416) 542-3980, investorrelations(at)manicouaganminerals.com/
(MAM.)

CO: Manicouagan Minerals Inc.

CNW 18:17e 02-JAN-07

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Manicouagan reports significant drill results from its Brabant Lake zinc deposit - 13.16 metres of 9.7% zinc

TORONTO, Jan. 22 /CNW/ - Manicouagan Minerals Inc. (TSXV - MAM) announced today additional assay results from the drilling program currently underway on the Brabant Lake zinc deposit. Results have been received for drill holes BR-06-06, BR-06-07 and BR-07-08 and are presented in the table below.

<<

Hole ID	Zone ID	From	To	Length(xx) (m)	Zn(%)	Cu(%)	Pb (%)	Ag (g/t)	Au (g/t)
BR-06-06	Upper	324.90	329.47	4.57	2.26	0.62	0.17	31.16	0.13
	Lower(x)	362.10	364.45	2.35	8.62	1.27	0.28	59.98	0.26
	(x)including	362.1	362.88	0.78	17.1	0.72	0.03	35	0
BR-06-07	Upper	293.07	296.64	3.57	5.80	1.30	0.50	44.40	0.11
	Lower(x)	344.11	348.05	3.94	2.15	0.19	0.32	62.14	0.65
	(x)including	345.36	345.72	0.36	19.30	0.20	0.06	10	0
BR-07-08	Upper	234.69	239.38	4.69	5.54	0.72	0.10	20.60	0.03
	Lower(x)	265.04	278.20	13.16	9.70	0.61	0.03	18.75	0.07
	(x)including	265.04	268.36	3.32	22.91	0.85	0.01	23.05	0.10
	(x)including	275.08	278.20	3.12	11.50	0.79	0.01	19.46	0.07
	Footwall	278.20	291.76	13.56	3.23	0.55	0.84	52.58	0.15

(xx)down-hole length approximately 85% true width except in Footwall Zone where true width is unknown
>>

Since drilling commenced in November of 2006, drill hole BR-07-08 has provided the best results in terms of the length of the assayed interval and grade of mineralization. In hole BR-07-08 the Lower Zone assayed 9.7% zinc, 0.61% copper, 0.03% lead, 18.75 g/t silver and 0.07 g/t gold over 13.16 metres including 3.32 meters of 22.91% zinc, between 265.04 and 268.36 metres down-hole and 3.12 metres of 11.50% zinc, between 275.08 and 278.20 metres down-hole. One sample (No. 892217) from 265.04 to 266.34 metres (1.3 metres) down-hole in BR-07-08 assayed 36.8% zinc.

NEW ZONE OF LEAD-SILVER MINERALIZATION IDENTIFIED

A zone of well developed lead-silver mineralization was intersected below the Lower Zone. The mineralization in this new zone, referred to as the Footwall Zone, has been observed in several other holes on the property however in BR-07-08 it is particularly well developed yielding 13.56 metres of

3.23% zinc, 0.84% lead, 0.55% copper, 52.58 g/t silver and 0.15 g/t gold. The area below the Lower Zone is virtually unexplored and the discovery of the Footwall Zone in BR-07-08 underlines the potential for the discovery of additional mineralization beneath the Lower Zone.

Upper and Lower zone mineralization was also intersected in both BR-06-06 and BR-06-07 confirming the presence of both the Upper and Lower zones in this portion of the deposit. In these holes, as well as BR-07-08, Lower Zone mineralization is noticeably enriched in zinc and silver as compared to Upper Zone mineralization. These results continue to support the objective of the current program which is to focus drilling efforts on the Lower Zone which constitutes only 25% of the known inferred resource and is relatively under-explored.

As previously reported, drill crews returned to the property on January 4th, 2007. Hole BR-06-05 was abandoned due to drilling problems and replaced by BR-07-08. Drill hole BR-07-09 is complete (assays pending) and drilling is currently underway at set-up F which tests a portion of the down plunge extent of the deposit.

A drill hole location plan, a table showing drill results to date as well as additional information on the project is available on the Company's website at www.manicouaganminerals.com.

The Brabant Lake zinc deposit consists of an inferred resource of 4,858,000 tonnes grading 5.19% zinc, 0.57% copper, 0.28% lead, 22.59 g/t silver and 0.22 g/t gold and was the subject of an NI 43-101 Technical Report completed by MPH Consulting Ltd. and dated September 15th, 2006. The Brabant Lake Technical Report can be viewed on the Company's website at www.manicouaganminerals.com. A copy can also be found with the Company's filings at www.sedar.com.

The Brabant Lake property consists of 21 contiguous claims registered as ML 5054 and is located immediately east of Highway 102 some 175 km from the all services community of La Ronge, Saskatchewan.

Exploration programs are being carried out under the supervision of Rod Thomas, Vice President - Exploration of the Company. Mr. Thomas, a professional geologist, has reviewed and verified the technical content of this press release on behalf of Manicouagan Minerals and is a "Qualified Person" as defined in National Instrument 43-101. Manicouagan employs 43-101 compliant QA/QC procedures at all points in the sampling, handling, storage and shipment of samples. Blind standards and blanks are inserted into the sample sequence in the field. Analytical services are provided by TSL Laboratories of Saskatoon, Saskatchewan. Samples are crushed, riffle split and pulverized to yield a 250 gram pulp with ~ 95% -150 mesh. Ag, Cu, Pb and Zn assay is by multi-acid digestion; samples for Ag (g/tonne) and base metals (%) are weighed at 0.5 g. Samples for Au fire assay/gravimetric are weighed at 1 AT (29.16 g). Details on analytical techniques employed by TSL Laboratories may be found on the laboratories' website at www.tsllabs.com.

Manicouagan Minerals Inc. is a Canadian based exploration company with a diversified portfolio of properties. The Company currently holds four base metal projects located in Saskatchewan and Quebec, on which exploration programs are ongoing.

Additional information about Manicouagan Minerals and its exploration projects can be found at www.manicouaganminerals.com.

<<

>>

All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will

prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are exploration risks detailed herein and from time to time in the filings made by the Company with securities regulators.

%SEDAR: 00017383EF

/For further information: Joseph Baylis, President and Chief Executive Officer, (416) 542-3980, investorrelations(at)manicouaganminerals.com/
(MAM.)

CO: Manicouagan Minerals Inc.

CNW 09:26e 22-JAN-07

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Manicouagan Minerals extends nickel/pgm discovery - channel samples return up to 2.98% nickel over 1.67 metres - 293 additional claims staked

TORONTO, Feb. 13 /CNW/ - Manicouagan Minerals Inc. (TSXV - MAM) announced today additional channel sample results from the Company's Mouchalagane property situated approximately 350 km north of Baie Comeau in northern Quebec.

The Bob East showing, located 45 metres grid east of the main Bob showing, returned outstanding assay results further substantiating the significance of the Bob showing and emphasizing the importance of nearby electromagnetic conductors as priority drill targets. The best nickel assay in terms of absolute value is sample 39821 from channel sample Bob East 8 which assayed 2.98% nickel, 0.18% copper, 5.82 grams per tonne palladium and 3.04 grams per tonne platinum over 1.67 m. Bob East channel sample results are set out in the table below.

<<

Channel No.	Palladium grams/tonne	Platinum grams/tonne	Copper %	Nickel %	Cumulative Length (m)
Bob East 2	5.83	2.43	0.62	2.09	2.00
Bob East 3A	6.40	2.72	0.13	2.27	0.85
Bob East 3B	8.37	2.16	0.77	1.84	0.50
Bob East 4	11.60	2.25	1.95	2.26	1.20
Bob East 4	3.49	1.30	0.85	1.08	1.90
Bob East 5	5.08	1.33	2.22	1.32	2.50
Bob East 6	4.79	1.20	0.25	1.18	1.19
Bob East 7	1.55	0.42	0.10	0.50	0.90
Bob East 8	5.82	3.04	0.18	2.98	1.67
Bob East 9	7.89	2.69	0.66	2.41	3.10

>>

Channel sample results for the Feu, Dernier Chance and the Corbeau showings are also available and all results have been incorporated into an updated channel sample assay table found on the Company's website www.manicouaganminerals.com together with an updated property map and detailed geological maps of the showings.

As previously reported on December 7th, 2006 the Bob showing is directly associated with two, east striking short strike length EM conductors which in themselves constitute attractive drill targets. Most significantly a strong 1st priority east striking, 400 m long EM conductor is situated just 200 m south of the Bob showing and a number of other conductors of similar strike length are extant within the grid area. Tenders from diamond drill contractors have been requested with the intention of work commencing in the late spring of 2007.

In addition to the planned diamond drilling program the Company plans to conduct detailed exploration in the immediate vicinity of the existing grid area on the Mouchalagane property as well as reconnaissance exploration on recently acquired mining claims.

Land Position Expanded

In light of the significant results obtained to date Manicouagan has expanded its land holdings in the area by map staking (titles pending) an additional 205 claims (10,818.71 hectares) mainly along strike over what is considered to be favorable magnetic stratigraphy. Current project land holdings, including recently map staked claims, are 293 claims (15,463.80 hectares).

Exploration programs at Mouchalagane are carried out under the supervision of Rod Thomas, Vice President - Exploration of the Company. Mr. Thomas, a professional geologist, has reviewed and verified the technical content of this press release on behalf of Manicouagan Minerals and qualifies under the definition of "Qualified Person" set out in National Instrument 43- 101. Gold, Platinum and Palladium concentrations are determined by fire assay using a 30 gram split mixed with fire assay fluxes and fused at 1050°C for one hour. After cooling the lead button is separated from the slag and cupelled at 1000degreesC to recover the silver (doré bead) plus gold, platinum and palladium. The silver doré bead is digested in hot (95degreesC) nitric and hydrochoric acid. After cooling for 2 hours the sample solution is analyzed for gold, platinum and palladium by ICP-MS. Nickel, copper and cobalt concentrations are first determined by ICP-MS initially using a four acid digestion beginning with hydrofluoric, followed by a mixture of nitric and perchloric acids. Samples are subsequently dried and brought back into solution using hydrochloric acid before analysis by ICP-MS. In those samples where any one of the nickel, copper or cobalt concentrations as determined by ICP-MS exceed 10,000 parts per million (equivalent to 1%) samples are assayed for nickel, copper and cobalt by using a 0.5 gram sample digested in aqua regia and analysed using ICP/OES. Analytical services are provided by Activation Laboratories of Ancaster, Ontario a full description of the laboratories analytical procedures may be viewed on their website at www.actlabsint.com.

Additional information about Manicouagan Minerals and the Company's other projects can be found at www.manicouaganminerals.com.

All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are exploration risks detailed herein and from time to time in the filings made by the Company with securities regulators.

%SEDAR: 00017383EF

/For further information: Joseph Baylis, President and Chief Executive Officer, (416) 542-3980/
(MAM.)

CO: Manicouagan Minerals Inc.

CNW 13:07e 13-FEB-07

TORONTO stock EXCHANGE TSX

News from Canada NewsWire

Manicouagan reports more encouraging drill results from its Brabant Lake zinc deposit - 6.17 metres of 15.76% zinc

09:00 EST Monday, February 26, 2007

JOINT VENTURE PARTNER TO BE SOUGHT FOR MANICOUAGAN PROJECT

TORONTO, Feb 26 /CNW/ - Manicouagan Minerals Inc. (TSXV - MAM) announced today additional assay results from the drilling program currently underway on the Brabant Lake zinc deposit. Results have been received for drill holes BR-06-09, BR-06-010 and BR-07-11 and are presented in the table below.

<<

Hole ID	Zone ID	From	To	Length(xx) (m)	Zn(%)	Cu(%)	Pb (%)	Ag (g/t)	Au (g/t)
BR-07-09		295.04	295.80	0.76	13.91	1.21	less than 0.01	25	0.27
BR-07-10		532.14	532.73	0.59	2.02	1.27	0.03	35	less than 0.03
		574.10	574.20	0.20	10.4	0.04	less than 0.01	7.7	less than 0.03
BR-07-11	Upper	317.49	327.48	9.99	2.93	0.33	.08	12.22	0.08
	Lower	370.83	377.00	6.17	15.76	0.78	0.05	33	0.17

(xx)down-hole length approximately 85% true width

>>

Drill hole BR-07-11 intersected well developed Upper and Lower zone mineralization. Upper Zone mineralization was intersected over a down-hole interval of 9.99 metres and assayed 2.93%. Lower Zone mineralization was intersected between 370.83 and 377.00 metres down-hole and assayed 15.76% zinc and 0.78% copper over 6.17 metres.

Significant zinc mineralization over narrow intervals was intersected in holes BR-07-09 and BR-07-10.

Drilling was temporarily halted during the first two weeks of February to allow for down-hole pulse electromagnetic surveys (DHPEM) to be completed by Crone Geophysics in a number of holes. Preliminary results indicate that mineralized zones are strongly conductive. A number of in-hole, edge-of-hole and off-hole conductors were detected. These results are being compiled and interpreted and prospective targets will be incorporated into the ongoing drill program.

Drilling on the Brabant Lake zinc project resumed February 20th, 2007 with the extension of drill hole BR-07-10. The DHPEM survey of this hole indicates the possibility that a conductor lies beneath the end of the current hole. Plans are to extend BR-07-10 for an additional 100 to 150 metres.

A drill hole location plan, a table showing drill results to date as well as additional information on the project is available on the Company's website at www.manicouaganminerals.com.

The Brabant Lake zinc deposit consists of an inferred resource of 4,858,000 tonnes grading 5.19% zinc, 0.57% copper, 0.28% lead, 22.59 g/t silver and 0.22 g/t gold and was the subject of an NI 43-101 Technical Report completed by MPH Consulting Ltd. and dated September 15th, 2006. The Brabant Lake Technical Report can be viewed on the Company's website at www.manicouaganminerals.com. A copy can also be found with the Company's filings at www.sedar.com.

The Brabant Lake property consists of 21 contiguous claims registered as ML 5054 and is located immediately east of Highway 102 some 175 km from the all services community of La Ronge, Saskatchewan.

Exploration programs are being carried out under the supervision of Rod Thomas, Vice President - Exploration of the Company. Mr. Thomas, a professional geologist, has reviewed and verified the technical content of this press release on behalf of Manicouagan Minerals and is a "Qualified Person" as defined in National Instrument 43-101. Manicouagan employs 43-101 compliant QA/QC procedures at all points in the sampling, handling, storage and shipment of samples. Blind standards and blanks are inserted into the sample sequence in the field. Analytical services are provided by TSL Laboratories of Saskatoon, Saskatchewan. Samples are crushed, riffle split and pulverized to yield a 250 gram pulp with ~ 95% -150 mesh. Ag, Cu, Pb and Zn assay is by multi-acid digestion; samples for Ag (g/tonne) and base metals (%) are weighed at 0.5 g. Samples for Au fire assay/gravimetric are weighed at 1 AT (29.16 g). Details on analytical techniques employed by TSL Laboratories may be found on the laboratories' website at www.tsllabs.com.

Manicouagan Project - Joint Venture Partner to be Sought

Manicouagan Minerals also announced today that it has decided to seek a joint venture partner for its wholly-owned Manicouagan Project located 242 kilometres north of Baie-Comeau in the province of Quebec.

After Sudbury, the Manicouagan Impact Structure ("MIS") is the second largest known impact crater in North America and with a diameter of approximately 100 kilometres, it is also the world's fourth largest meteorite impact site.

Manicouagan has drilled four deep holes in the centre of the MIS and 16 along the periphery. These drill holes tested a variety of discrete targets. Although no economic intersections were encountered, the presence of anomalous concentrations of copper-nickel sulphides within shocked basement rocks is considered encouraging from an exploration perspective, suggesting the potential for economic sulphides.

Exploration of the MIS is still in its initial stages. Despite the challenge involved exploring the large 1600 km(2) target area, the nature of the target, a possible Sudbury analogue, makes it a first priority exploration target for copper/nickel/platinoids. However, the sheer size and scale of the Manicouagan Project requires that a company the size of Manicouagan Minerals seek a joint venture partner to assist with the funding of the ongoing exploration.

Manicouagan Minerals Inc. is a Canadian based exploration company with a diversified portfolio of properties. The Company currently holds four base metal projects located in Saskatchewan and Quebec, on which exploration programs are ongoing.

Additional information about Manicouagan Minerals and its exploration projects can be found at www.manicouaganminerals.com.

```
<<
   The TSXV has not reviewed this news release and does not accept
responsibility for the adequacy or accuracy of this news release. The
 TSXV has neither approved nor disapproved the contents of this
                            news release.
>>
```

All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are exploration risks detailed herein and from time to time in the filings made by the Company with securities regulators

For further information: Joseph Baylis, President and Chief Executive Officer, (416) 542-3980, investorrelations@manicouaganminerals.com

CNW GROUP

Manicouagan Minerals Inc.

(an exploration company)

Consolidated Financial Statements

December 31, 2005 and 2004

(expressed in Canadian dollars)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
Place de la Cité, Tour Cominar
2640 Laurier Boulevard, Suite 1700
Sainte-Foy, Quebec
Canada G1V 5C2
Telephone +1 (418) 522 7001
Facsimile +1 (418) 522 5663

Auditors' Report

To the Shareholders of
Manicouagan Minerals Inc.

We have audited the consolidated balance sheets of **Manicouagan Minerals Inc.** (an exploration company) as at December 31, 2005 and 2004 and the consolidated statements of earnings, deficit, contributed surplus and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Quebec, Quebec, Canada
March 7, 2006

Manicouagan Minerals Inc.

(an exploration company)
Consolidated Balance Sheets

(expressed in Canadian dollars)

	As at December 31,	
	2005 $	2004 $
Assets		
Current assets		
Cash and cash equivalents (notes 4 and 5)	4,667,799	4,781,377
Amounts receivable (note 6)	1,378,788	187,178
Prepaid expenses	111,849	6,979
	6,158,436	4,975,534
Mineral properties (note 7)	4,432,659	1,136,498
Property, plant and equipment (less accumulated depreciation of $1,311; $709 in 2004)	2,370	1,041
	10,593,465	6,113,073
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities (note 8)	260,779	373,093
Long-term liabilities		
Future income taxes (note 14)	1,567,714	1,176,004
	1,828,493	1,549,097
Shareholders' Equity		
Share capital (note 9)	9,878,696	5,957,503
Stock options (note 10)	550,618	240,724
Warrants (note 11)	1,624,026	731,796
Contributed surplus (note 11)	63,006	45,186
Deficit	(3,351,374)	(2,411,233)
	8,764,972	4,563,976
	10,593,465	6,113,073

Going concern (note 2)

Commitment (note 15)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

(signed) T. SEAN HARVEY Director (signed) DOUGLAS A.C. DAVIS Director

Manicouagan Minerals Inc.

(an exploration company)

Consolidated Statements of Deficit

(expressed in Canadian dollars)

	Years Ended December 31,	
	2005 $	2004 $
Balance – Beginning of year	2,411,233	2,019,252
Net loss for the year	940,141	391,981
Balance – End of year	3,351,374	2,411,233

Consolidated Statements of Contributed Surplus

(expressed in Canadian dollars)

	Years Ended December 31,	
	2005 $	2004 $
Balance – Beginning of year	45,186	-
Warrants matured or cancelled during the year (note 11)	17,820	45,186
Balance – End of year	63,006	45,186

The accompanying notes are an integral part of these consolidated financial statements.

Manicouagan Minerals Inc.

(an exploration company)
Consolidated Statements of Earnings

(expressed in Canadian dollars)

	Years Ended December 31, 2005 $	2004 $
Interest income	136,678	84
Expenses		
Management fees	184,300	-
Professional fees	254,595	55,914
Salary and employee benefits	57,763	-
Stock-based compensation costs	309,894	240,724
Tax on flow-through shares	51,744	8,695
Regulatory and transfer agent fees	28,841	-
Shareholder information	21,830	-
Insurance	16,373	-
Rent	8,700	7,200
Travelling and promotion	40,401	39,902
Telecommunications	9,053	5,823
Office expenses	14,862	5,959
Depreciation of property, plant and equipment	602	447
Bank charges	2,485	3,478
Cost of mineral properties abandoned	197,127	-
Assumption of the acquired company's net liabilities (note 3)	-	2,456
	1,198,570	370,598
Loss before income taxes	(1,061,892)	(370,514)
Future income taxes (note 14)	(121,751)	21,467
Net loss for the year	(940,141)	(391,981)
Basic and diluted net loss per share (note 16)	(0.01)	(0.01)

The accompanying notes are an integral part of these consolidated financial statements.

Manicouagan Minerals Inc.

(an exploration company)

Consolidated Statements of Cash Flows

(expressed in Canadian dollars)

	Years Ended December 31,	
	2005 $	2004 $
Cash flows from operating activities		
Net loss for the year	(940,141)	(391,981)
Items not affecting cash and cash equivalents		
Depreciation of property, plant and equipment	602	447
Stock-based compensation costs	309,894	240,724
Future income taxes	(121,751)	21,467
Fees related to the issuance of shares without consideration (note 9)	-	20,000
Fees related to the modification of the exercise price of warrants (note 11)	-	2,260
Assumption of the acquired company's net liabilities (note 3)	-	2,456
Cost of mineral properties abandoned	197,127	-
	(554,269)	(104,627)
Net change in non-cash working capital items (note 12)	(394,863)	(296,533)
	(949,132)	(401,160)
Cash flows from financing activities		
Issuance of shares and warrants	6,025,000	5,526,800
Share issue expenses	(739,008)	(1,044,753)
Reverse takeover (note 3)	-	421,919
	5,285,992	4,903,966
Cash flows from investing activities		
Acquisition of mineral properties and exploration costs	(4,564,635)	(329,409)
Tax credits received relating to exploration costs applied against mineral properties	116,128	386,385
Additions to property, plant and equipment	(1,931)	-
	(4,450,438)	56,976
Net change in cash and cash equivalents	(113,578)	4,559,782
Cash and cash equivalents – Beginning of year	4,781,377	221,595
Cash and cash equivalents – End of year	4,667,799	4,781,377
Additional information		
Acquisition of mineral properties and exploration costs included in accounts payable and accrued liabilities	151,460	17,256
Share issue expenses included in accounts payable and accrued liabilities	36,870	95,582
Future income taxes accounted for as share issue expenses	513,461	862,872
Fair value of the warrants accounted for as share issue expenses	186,444	278,386
Tax credits related to exploration costs applied against mineral properties	1,205,551	5,620

The accompanying notes are an integral part of these consolidated financial statements.

(expressed in Canadian dollars)

1 Nature of operations

The company was incorporated under the Canada Business Corporations Act on July 25, 2001. On November 19, 2004, the company changed its corporate name from Gyzer Capital Inc. to Manicouagan Minerals Inc. The principal activities of the company comprise the acquisition and exploration of mineral properties.

2 Going concern

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern. The use of generally accepted accounting principles applicable to a going concern can be inappropriate because there is significant doubt about the appropriateness of the assumption.

These consolidated financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used, that would be necessary were the going concern assumption inappropriate, and such adjustments could be material. Management did not make theses adjustments because it believes in the going concern assumption.

The company has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties. The company will periodically have to raise additional funds to continue operations, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.

Although the company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

3 Reverse takeover

On November 19, 2004, the company entered into an agreement with Manicouagan Resources Inc., an exploration company based in the Province of Quebec, in order to acquire all of the issued and outstanding shares and warrants of Manicouagan Resources Inc. The shareholders of Manicouagan Resources Inc. received 26,100,000 shares and 307,059 warrants of the company in consideration of their 34,000,000 common shares and 400,000 warrants. As a result of that transaction, the shareholders of Manicouagan Resources Inc. received a sufficient number of shares of the company to allow a reverse takeover of the company.

(expressed in Canadian dollars)

These financial statements reflect the accounts of Manicouagan Resources Inc. at their carrying value since the latter is deemed to be the acquiring company as part of the reverse takeover. This company's assets and liabilities have been included in these financial statements.

The company's operating results have been included in these consolidated financial statements since the date of acquisition, being November 19, 2004.

The fair value of the assets acquired and liabilities assumed under that reverse takeover is detailed as follows:

	$
Assets	
Cash and cash equivalents	421,919
Short-term liabilities	(424,375)
Net liabilities assumed	(2,456)
The consideration issued as part of that business combination is allocated as follows:	
2,900,000 shares issued and outstanding	-
250,000 stock options at fair value	-
Assumption of the acquired company's net liabilities	(2,456)
	(2,456)

4 Summary of significant accounting policies

Basis of consolidation

These consolidated financial statements include the accounts of the company and those of its wholly-owned subsidiary, Manicouagan Resources Inc.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities reported in the financial statements. Those estimates and assumptions also affect the disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the years. Significant estimates include the carrying value of mineral properties, certain accrued liabilities and the value of future income tax liabilities. Actual results could differ from those estimates.

(expressed in Canadian dollars)

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, exploration funds and balances with banks as well as all highly liquid short-term investments having a term of less than three months at the acquisition date.

Exploration funds are composed of cash and bankers' acceptances and represent the unexpended proceeds of financing under the terms of which the company committed to spending the amounts on the exploration of mineral properties.

Mineral properties

The company records its interests in mineral properties and areas of geological interest at cost less option payments and other recoveries. Exploration and development costs relating to these interests and projects are capitalized on the basis of specific claim blocks or areas of geological interest until the mineral properties to which they relate are placed into production, sold or allowed to lapse. Management reviews the carrying values of mineral properties on a regular basis to determine whether any writedowns are necessary. These costs will be amortized over the estimated useful life of mineral properties following commencement of production or written off if the mineral properties or projects are sold or allowed to lapse. General exploration expenditures not related to specific mineral properties are expensed as incurred.

Credit on duties refundable for loss and refundable tax credit for resources

The company is entitled to a credit on duties refundable for loss on mineral exploration expenses incurred in the Province of Quebec at the rate of 12%. This tax credit has been applied against the costs incurred. Furthermore, the company is entitled to the refundable tax credit for resources on qualified expenditures incurred after March 29, 2001. The refundable tax credit may reach 30% of qualified expenditures incurred before March 31, 2004 and 35% thereafter. This tax credit has been applied against the costs incurred (note 7).

Property, plant and equipment

Property, plant and equipment consist of computer equipment which is recorded at cost and depreciated over its estimated useful life using the declining balance method at an annual rate of 30%.

Share capital

Share capital issued for non-monetary consideration is generally recorded at the quoted market price of the shares over a reasonable period of time before and after the agreement to issue the shares was announced.

The shares issued pursuant to flow-through share financing agreements are recorded at their fair value. Upon the acquisition of mineral properties, the carrying value may exceed the tax base since the company renounces the deductions in favour of the investors concerned. Future income taxes relating to the difference between the carrying value and the tax value are accounted for as share issue expenses.

(expressed in Canadian dollars)

Share issue expenses and future income taxes arising from the difference between the carrying amount and tax base amount of exploration costs are recorded as a reduction of share capital.

Income taxes

The company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities using enacted or substantially enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse. The company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all the future income tax assets will not be realized.

Basic and diluted earnings per share

Basic earnings per share are determined using the weighted average number of participating shares outstanding during the year. Diluted earnings per share are determined using the weighted average number of participating shares outstanding during the year, plus the effects of dilutive potential participating shares outstanding during the year. The calculation of diluted earnings per share is made using the treasury stock method, as if all dilutive potential shares had been exercised at the later of the beginning of the year or the date of issuance, as the case may be, and that the funds obtained thereby be used to purchase participating shares of the company at the average market value of the participating shares during the year.

Stock-based compensation plan

The company maintains a stock option plan, which is described in note 10. Any consideration received from plan participants upon the exercise of stock options is credited to share capital. The company records compensation costs arising from all types of stock-based payments granted to employees and non-employees, including stock options, using the fair value-based method.

New accounting policies

In March 2004, the Emerging Issues Committee ("EIC") of the CICA issued EIC-146, "Flow-Through Shares". This abstract deals with the date of recognition, by the issuer of flow-through shares, of the future income tax liabilities arising from the renouncement of tax deductions and the accounting method used to record the credit when previously unrecognized future income tax assets are recorded as a result of recognizing the abovementioned future income tax liabilities.

In January 2005, the CICA issued four new accounting standards in relation to financial instruments: Section 3855 "Financial Instruments – Recognition and Measurement", Section 3865 "Hedges", Section 1530 "Comprehensive Income" and Section 3251 "Equity".

Section 3855 expands on Section 3860 "Financial Instruments – Disclosure and Presentation", by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.

(expressed in Canadian dollars)

Section 3865 provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline AcG-13 "Hedging Relationships", and the hedging guidance in Section 1650 "Foreign Currency Translation" by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Section 1530 "Comprehensive Income" introduces a new requirement to temporarily present certain gains and losses outside net income. Consequently, Section 3250 "Surplus" has been revised as Section 3251 "Equity".

Sections 3855, 3865 and 1530 apply to fiscal years beginning on or after October 1, 2006.

The impact of these standards has not yet been determined by the company's financial management.

5 Cash and cash equivalents

	As at December 31,	
	2005	**2004**
	$	**$**
Cash and cash equivalents	1,536,411	1,974,377
Exploration funds	3,131,388	2,807,000
	4,667,799	4,781,377

6 Amounts receivable

	As at December 31,	
	2005	**2004**
	$	**$**
Interest receivable	7,919	-
Commodity taxes receivable (GST and QST)	186,784	92,516
Credit on duties refundable for losses	216,629	90,066
Refundable tax credit for resources	967,456	4,596
	1,378,788	187,178

(expressed in Canadian dollars)

7 Mineral properties

December 31, 2005

	Undivided interest %	Balance as at January 1, 2005 $	Costs incurred $	Mineral properties abandoned $	Tax credits $	Balance as at December 31, 2005 $
Manicouagan (3,476 claims)						
Mineral property (Manic 3,476 claims)	100	128,288	36,688	-	-	164,976
Exploration costs		816,708	4,656,526	-	(1,205,551)	4,267,683
Mineral property (Charlevoix 0 claim)	-	1,848	-	(1,848)	-	-
		946,844	4,693,214	(1,848)	(1,205,551)	4,432,659
Baie du Nord (0 claim)						
Mineral property	-	10,874	5,000	(15,874)	-	-
Exploration costs		178,780	625	(179,405)	-	-
		189,654	5,625	(195,279)	-	-
		1,136,498	4,698,839	(197,127)	(1,205,551)	4,432,659

December 31, 2004

	Undivided interest %	Balance as at January 1, 2004 $	Costs incurred $	Mineral properties abandoned $	Tax credits $	Balance as at December 31, 2004 $
Manicouagan (2,817 claims)						
Mineral property (Manic 2,773 claims)	100	5,629	122,659	-	-	128,288
Exploration costs		787,976	28,732	-	-	816,708
Mineral property (Charlevoix 44 claims)	100	1,848	-	-	-	1,848
		795,453	151,391	-	-	946,844
Baie du Nord (27 claims)						
Mineral property	-	-	10,874	-	-	10,874
Exploration costs		-	184,400	-	(5,620)	178,780
		-	195,274	-	(5,620)	189,654
		795,453	346,665	-	(5,620)	1,136,498

(expressed in Canadian dollars)

Detailed analysis of deferred exploration costs

	Years Ended December 31,	
	2005 **$**	**2004** **$**
Balance – Beginning of year	1,136,498	795,453
Cost of claims	41,688	133,533
Camp (construction and maintenance)	578,542	32,250
Mobilization / demobilization of personnel and equipment	662,405	51,839
Drilling	1,144,215	31,143
Geophysics	1,535,747	-
Analyses	2,935	2,858
Consultants	270,193	62,243
Fuel	257,744	18,095
Line cutting	58,657	1,589
Various materials	109,055	12,411
Environment	13,569	-
Communications	24,089	704
Tax credits	(1,205,551)	(5,620)
Mineral properties abandoned	(197,127)	-
Balance – End of year	4,432,659	1,136,498

8 Accounts payable and accrued liabilities

	As at December 31,	
	2005 **$**	**2004** **$**
Related parties (note 13)	19,081	18,025
Tax payable on flow-through shares	-	8,695
Other payables	241,698	346,373
	260,779	373,093

(expressed in Canadian dollars)

9 Share capital

Authorized
Unlimited number of common shares without par value

Variation of issued and fully paid share capital

	2005		2004	
	Number	**Stated value $**	**Number**	**Stated value $**
Balance – Beginning of year *	53,827,000	5,957,503	26,023,235	3,134,264
Issuance of shares *	-	-	76,765	20,000
Reserve takeover (note 3)	-	-	2,900,000	-
Flow-through financing	16,800,000	3,200,000	11,228,000	2,807,000
Non flow-through financing **	12,500,000	1,820,000	13,599,000	2,271,832
Exercise of stock options	125,000	25,000	-	-
Exercise of warrants	1,500,000	256,394	-	-
	84,752,000	11,258,897	53,827,000	8,233,096
Share issue expenses	-	(1,380,201)	-	(2,275,593)
Balance – End of year	84,752,000	9,878,696	53,827,000	5,957,503

* On the date of the reverse takeover, the company issued 26,100,000 common shares in exchange for 34,000,000 common shares of Manicouagan Resources Inc.

** Non flow-through financing is presented net of the fair value of the related warrants totalling $680,000 ($447,968 in 2004), which has been determined using the Black-Scholes model (note 11).

Exercise of warrants under over-allotment option

On January 31, 2005, the agents of the company's public offering made in December 2004 exercised their over-allotment option and purchased 1,500,000 additional units of the company, comprising 1,500,000 common shares and 750,000 warrants of the company at an offering price of $0.20 per unit for gross proceeds of $300,000. Each whole warrant entitles its holder to purchase one common share of the company at an exercise price of $0.25 at any time prior to December 23, 2006.

In addition, cash compensation of 8% of the gross proceeds or $24,000 was paid to the agents as well as further compensation in the form of a non-transferable option to acquire 120,000 additional units, being 8% of the total gross proceeds on the exercise of the over-allotment option. These options have an exercise price of $0.20 and expire on December 23, 2006. Each unit entitles the holder to purchase one common share of the company and one-half of one warrant of the company, each whole warrant entitling its holder to purchase one common share of the company at an exercise price of $0.25 at any time prior to December 23, 2006 (note 11).

(expressed in Canadian dollars)

The exercise of warrants is presented net of the fair value of the 750,000 related warrants totalling $78,000, which has been determined using the Black-Scholes model (note 11).

Issuance of shares and warrants – private placements

On March 11, 2005, the company completed a private placement for aggregate gross proceeds of $4,200,000. Pursuant to this private placement, the company issued 6,800,000 flow-through shares at a price of $0.25 and 12,500,000 units at a price of $0.20. Each unit consists of one common share and one-half of one warrant, each warrant entitling its holder to acquire one common share at an exercise price of $0.25 at any time prior to December 23, 2006.

The agents involved in this financing were paid compensation in consideration for their services as follows: (i) a cash fee equal to 6% of the gross proceeds; (ii) an option to acquire additional common shares equal to 5% of the number of units and flow-through shares issued pursuant to the private placement (note 11).

On December 23, 2005, the company completed a private placement for aggregate gross proceeds of $1,500,000. Pursuant to this private placement, the company issued 10,000,000 flow-through shares at a price of $0.15.

The agents involved in this financing were paid compensation in consideration for their services as follows: (i) a cash fee equal to 8% of the gross proceeds; (ii) an option to acquire additional common shares equal to 10% of the number of flow-through shares issued pursuant to the private placement (note 11).

All securities that were issued on a private placement basis on December 23, 2005 are subject to a hold period expiring on April 24, 2006.

Issuance of shares and warrants – public offering

On December 23, 2004, the company completed a public offering pursuant to its final prospectus dated December 10, 2004 for aggregate gross proceeds of $5,526,800. The company issued 11,228,000 flow-through shares at a price of $0.25 per flow-through common share and 13,599,000 units at a price of $0.20 per unit. Each unit consists of one common share of the company and one-half of one warrant of the company, each of the 6,799,500 warrants entitling its holder to purchase one common share of the company at an exercise price of $0.25 at any time prior to December 23, 2006.

(expressed in Canadian dollars)

Pursuant to this financing, the company paid the following compensation to its agents:

- A cash commission of 8% of gross proceeds raised in the offering totalling $442,144;

- Non-transferable options to acquire up to 1,986,160 units (being 8% of the total number of units and flow-through common shares sold pursuant to the offering) at the unit offering price of $0.20 and exercisable at any time prior to December 23, 2006. Each unit entitles the holder to one common share of the company and one-half of one warrant of the company, each of the 993,080 warrants entitling its holder to purchase one common share of the company at an exercise price of $0.25 at any time prior to December 23, 2006;

- An over-allotment option to purchase up to 2,039,850 units (being 15% of the total units sold pursuant to the offering), exercisable at the unit offering price of $0.20 for a period of 60 days from the date of closing of the offering, being December 23, 2004. Each unit entitles the holder to one common share of the company and one-half of one warrant of the company, each of the 1,019,925 warrants entitling its holder to purchase one common share of the company at an exercise price of $0.25 any time prior to December 23, 2006.

The share issue expenses related to this offering in 2004 were as follows:

	$
Agent cash compensation (8% of gross proceeds)	442,144
1,986,160 warrants granted to the agents (8% of the total number of securities sold) *	158,079
993,080 warrants granted to the agents (following the exercise of previous warrants) *	65,427
2,039,850 warrants granted to the agents (15% of the total number of units sold) *	46,772
1,019,925 warrants granted to the agents (following the exercise of previous warrants) *	8,108
Fees related to the placements paid in cash	692,191
Future income taxes related to the renunciation in favour of investors of deductions related to exploration costs	862,872
	2,275,593

* The fair value of the warrants granted to agents totalling $278,386 has been determined using the Black-Scholes model (note 11).

(expressed in Canadian dollars)

10 Stock option plan

The company maintains a stock option plan whereby certain key employees, officers, directors and consultants may be granted stock options for common shares of the company. The maximum number of common shares that is issuable under the plan was fixed at 10% of the number of common shares issued and outstanding (a maximum 5% of the number of common shares issued and outstanding may be held by any one person). Options expire after a maximum period of five years following the date of grant and vest upon granting.

The following table summarizes information about outstanding and exercisable stock options recorded under Shareholders' Equity during the years ended December 31, 2005 and 2004:

	2005			2004		
	Number	Carrying value $	Weighted average exercise price $	Number	Carrying value $	Weighted average exercise price $
Outstanding and exercisable –						
Beginning of year	2,900,000	240,724	0.29	-	-	-
Assumed upon the reverse takeover (note 3)	-	-	-	250,000	-	0.20
Granted	2,450,000	309,894	0.29	2,650,000	240,724	0.30
Exercised	(125,000)	-	0.20	-	-	-
Outstanding and exercisable – End of year	5,225,000	550,618	0.29	2,900,000	240,724	0.29

(expressed in Canadian dollars)

The following table summarizes information about outstanding and exercisable stock options as at December 31, 2005:

	Options outstanding and exercisable			
	Exercise price $	**Number**	**Weighted average remaining contractual life (years)**	**Weighted average exercise price $**
Directors and officers	0.20	325,000	3.47 years	0.20
Directors and officers	0.30	4,625,000	3.95 years	0.30
Employees	0.30	50,000	4.04 years	0.30
Consultant	0.30	225,000	4.47 years	0.30
		5,225,000		

The fair value of options granted during the years ended December 31, 2005 and 2004 was estimated using the Black-Scholes model with the following weighted average assumptions:

	2005	**2004**
Risk-free interest rate	3.70%	3.78%
Expected volatility	70%	70%
Dividend yield	Nil	Nil
Weighted average life	60 months	48 months
Weighted average fair value at the grant date	$0.1265	$0.0908

The Black-Scholes model was developed for use in estimating the fair value of traded options which have no vesting restrictions, and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the stock options granted to key employees, officers, directors and consultants have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide an accurate single measure of the fair value of stock options granted to key employees, officers, directors and consultants.

(expressed in Canadian dollars)

11 Warrants

The following table summarizes the variation of warrants recorded under Shareholders' Equity during the years ended December 31, 2005 and 2004:

	2005			2004		
	Number	Carrying value $	Weighted average exercise price $	Number	Carrying value $	Weighted average exercise price $
Outstanding and exercisable – Beginning of year *	11,132,569	731,796	0.24	307,059	48,368	0.60
Modification to the exercise price **	-	-	-	-	(42,926)	(0.12)
Granted pursuant to the public offering (note 9)	-	-	-	6,799,500	447,968	0.25
Granted pursuant to private placement (note 9)	6,250,000	680,000	0.25	-	-	-
Granted following the exercise of an over-allotment option (note 9)	750,000	78,000	0.25	-	-	-
Granted as compensation to the agents (note 9)	2,085,000	186,444	0.20	4,026,010	278,386	0.20
Exercised	(1,500,000)	(34,394)	0.20	-	-	-
Matured or cancelled	(846,909)	(17,820)	0.30	-	-	-
Outstanding and exercisable – End of year	17,870,660	1,624,026	0.24	11,132,569	731,796	0.24

* On the date of the reverse takeover, the company issued 307,059 warrants in exchange for 400,000 warrants of Manicouagan Resources Inc. The number of warrants granted before the reverse takeover has been adjusted to reflect the exchange ratio of 0.7676.

** On November 18, 2004, the exercise price of the 400,000 outstanding warrants was modified from $0.60 to $0.48. These warrants were revalued immediately before and after the modification to the exercise price in the amount of $3,182 and $5,442 respectively. The difference of $45,186 between the carrying value of these warrants as at December 31, 2003 and their fair value immediately before the modification to the exercise price was accounted for as contributed surplus and the difference of $2,260 between the fair value immediately before and after the modification to the exercise price was accounted for as fees.

(expressed in Canadian dollars)

The following table summarizes information about outstanding and exercisable warrants as at December 31, 2005:

Exercise price	Number	Weighted average remaining contractual life (years)
$0.15	1,000,000	1.98 year
$0.20	2,106,160	0.98 year
$0.25	14,764,500	0.98 year
	17,870,660	

The fair value of warrants granted during the years ended December 31, 2005 and 2004 was estimated using the Black-Scholes model with the following weighted average assumptions:

	2005	2004
Risk-free interest rate	3.17%	2.88%
Expected volatility	70%	70%
Dividend yield	Nil	Nil
Weighted average expected life	22 months	20 months
Weighted average fair value at the grant date	$0.103	$0.060

12 Net change in non-cash working capital items

	Years Ended December 31,	
	2005 $	2004 $
Amounts receivable	(102,187)	(84,933)
Prepaid expenses	(104,870)	(6,979)
Accounts payable and accrued liabilities	(187,806)	(204,621)
	(394,863)	(296,533)

(expressed in Canadian dollars)

13 Related party transactions

The company entered into the following transactions with companies controlled by directors and/or officers:

	Years Ended December 31,	
	2005 $	2004 $
Exploration costs	82,600	15,200
Management fees	98,800	-
Professional fees	-	9,072
Rent	-	7,200
	181,400	31,472

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

14 Income taxes

The reconciliation of the income tax expense (recovery), calculated using the statutory income tax rates of the federal government and provinces concerned (Canada), to the income tax expense (recovery) per the financial statements is as follows:

	Years Ended December 31,	
	2005 $	2004 $
Loss before income taxes	(1,061,892)	(370,514)
Income taxes at the combined statutory tax rate of the Canadian federal government and the provinces concerned (34.33% in 2005 and 36.01% in 2004)	(364,548)	(133,422)
Non-deductible resource loss	8,620	14,875
Change in valuation allowance	273,867	39,494
Non-taxable tax credits	(57,333)	(340)
Non-deductible expenses	100,902	97,599
Change in tax rate	(74,171)	-
Other	(9,088)	3,261
Income taxes	(121,751)	21,467

(expressed in Canadian dollars)

Significant components of the company's future income tax assets and liabilities are as follows:

	2005 $	2004 $
Non-capital losses	460,706	78,570
Share issue expenses	678,037	611,695
Other items	2,078	435
Valuation allowance	(1,140,821)	(690,700)
Future income tax assets	-	-
Mineral properties and renunciation of the tax deduction related to exploration costs	(1,649,768)	(1,176,004)
Tax credit for resources and tax credit on duties refundable for losses	82,054	-
Future income tax liabilities	(1,567,714)	(1,176,004)
Long-term future income tax liabilities, net	(1,567,714)	(1,176,004)

15 Commitment

On February 10, 2005, the company entered into an office lease, which expires on February 28, 2007. The company's aggregate minimum commitment under this lease amounts to $10,500. The minimum annual instalments under this lease amount to $9,000 in 2006 and $1,500 in 2007. This lease is renewable following a three-month notice prior to its expiry date.

16 Net loss per share

	Years Ended December 31,	
	2005	2004
Basic and diluted weighted average number of shares outstanding	71,126,863	26,901,975

For the years ended December 31, 2005 and 2004, the diluted net loss per share was the same as the basic net loss per share since the dilutive effect of stock options and warrants was not included in the calculation; otherwise, the effect would have been anti-dilutive. Accordingly, the diluted net loss per share for those years was calculated using the basic weighted average number of shares outstanding.

(expressed in Canadian dollars)

However, should the company's basic earnings per share have been positive, the stocks options exercisable at an exercise price of $0.20 would have been dilutive and would have resulted in the addition respectively of 4,327 shares and nil share for the years ended December 31, 2005 and 2004; furthermore, the warrants exercisable at an exercise price of $0.20 would have been dilutive and would have resulted in the addition respectively of 67,006 shares and nil share for the years ended December 31, 2005 and 2004 to the weighted average number of shares outstanding used in the diluted earnings per share calculation.

17 Financial instruments

Fair value

The fair value of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximates their carrying value due to their short-term maturity or to current market rates.

Interest rate risk

As at December 31, 2005 and 2004, the company's exposure to interest rate risk is summarized as follows:

Cash and cash equivalents	Variable interest rate
Amounts receivable	Non-interest bearing
Accounts payable and accrued liabilities	Non-interest bearing

18 Comparative figures

Certain comparative figures have been reclassified to conform with the current year presentation.

Manicouagan Minerals Inc.
Management's Discussion and Analysis
(Expressed in Canadian dollars)

For the Years Ended December 31, 2005 and 2004

This Management Discussion and Analysis ("MD&A") is intended to supplement the consolidated financial statements and notes of Manicougan Minerals Inc. (the "Company") and compares the Company's 2005 fiscal year financial results with those of the preceding two years. This MD&A is dated as of March 7, 2006 and financial data contained herein has been prepared in accordance with Canadian Generally Accepted Accounting Principles. The Company's public filings, including its most recent audited consolidated financial statements, can be reviewed on the SEDAR website (www.sedar.com).

All figures and discussions presented in this Management's Discussion and Analysis reflect the consolidated figures and plans of the Company and its subsidiary, Manicouagan Resources Inc., except where otherwise noted.

Overview

Manicouagan Minerals Inc., previously known as Gyzer Capital Inc., is a former Capital Pool Company whose shares began to trade on the TSX Venture Exchange on May 24, 2002.

During 2004, the Company acquired the shares of Manicouagan Resources Inc., a mineral exploration company, and concluded a public financing, as described below under "Public Financing in 2004".

To date, the Company's efforts have been concentrated on seeking prospective areas of nickel-copper-platinum group elements. The Company is currently actively engaged in the exploration of the Manicouagan Project and, as at December 31, 2005, had accumulated rights to 3,476 map designated mining claims totaling 1,849 km². These claims are located in the interior and the periphery of the Manicouagan impact crater (the "Manicouagan Crater"), which is located in central Quebec, 300 km due north of Baie-Comeau.

The Company believes that the similarities between the Manicouagan Crater and the Sudbury mining district are of a significant enough technical merit to warrant an extensive exploration program.

Acquisition of Manicouagan Resources Inc.

Effective November 19, 2004, the Company acquired all of the issued and outstanding securities of Manicouagan Resources Inc. ("MRI"), a private Quebec based mineral exploration company and issued an aggregate of 26,100,000 common shares at a deemed value of $0.3065 per share for a total deemed consideration of approximately $8,000,000.

As part of this transaction, the Company also assumed 307,059 MRI warrants which were exercisable at a price of $0.48 at any time prior to December 23, 2005. These warrants expired, unexercised.

At a special meeting of the shareholders of the Company held on November 12, 2004, the following items were approved: (i) the transaction between the Company and MRI noted above; (ii) amendment of the escrow agreement among the Company, Valiant Trust Company and those shareholders that executed such escrow agreement; (iii) approval of a change in the name of the company to "Manicouagan Minerals Inc." ; (iv) approval of a change to the province of the registered office of the Company from Alberta to Quebec; (v) approval of the deletion of special shares and preferred shares of the Company from its articles; (vi) fixing of the number of directors at seven and election of the directors of the Company, whose term commenced on November 19, 2004; (vii) approval of a change in the auditors to PricewaterhouseCoopers LLP effective November 19, 2004.

With completion of this transaction on November 19, 2004, MRI became a wholly owned subsidiary of the Company.

Public Financing in 2004

On December 23, 2004, the Company announced the closing of its public offering of 13,599,000 units (the "Units") at a price of $0.20 per Unit and of 11,228,000 flow-through common shares at a price of $0.25 per flow-through share for total gross proceeds of $5,526,800 pursuant to its final prospectus dated December 10, 2004. Each Unit consisted of one common share of the Company and one-half of one warrant of the Company, each whole warrant entitling its holder to purchase one common share of the Company at an exercise price of $0.25 per warrant at any time prior to December 23, 2006. As at December 31, 2005, none of these warrants had been exercised.

A cash commission of 8% of the gross proceeds raised was paid to the Agents involved in this financing. The Agents were also granted non-transferable options to acquire up to 1,986,160 Units, being 8% of the total number of Units and flow-through common shares sold pursuant to the financing, at a price of $0.20 per unit and exercisable at any time prior to December 23, 2006. As at December 31, 2005, none of these options had been exercised.

An over-allotment option granting the Agents a non-transferable option to purchase up to 2,039,850 Units, equal to 15% of the total Units sold pursuant to the financing, was exercisable at a price of $0.20 for a period of 60 days from December 23, 2004. On February 1, 2005, the Company announced that, pursuant to the terms of the over-allotment option, the Agents exercised their option and purchased 1,500,000 Units of the Company comprised of 1,500,000 common shares and 750,000 warrants at an offering price of $0.20 for gross proceeds of $300,000. The remainder of the over-allotment option expired at the end of the 60-day period being February 21, 2005.

Financing in 2005

During fiscal 2005, the Company successfully completed two further financings.

The first financing, which closed on March 11, 2005 raised aggregate gross proceeds of $4,200,000 as a result of the sale of 12,500,000 units (the "Units") at a price of $0.20 per Unit and 6,800,000 flow-through common shares (the "Flow-Through Common Shares") at a price of $0.25 per flow-through common share. Each Unit consists of one common share of the Company and one-half of one warrant of the Company, each warrant entitling its holder to purchase one common share of the Company at an exercise price of $0.25 per common share at any time until December 23, 2006. As at December 31, 2005, none of these warrants had been exercised.

Compensation paid to the agents involved in this financing was as follows: (i) a cash fee equal to 6% of the gross proceeds and (ii) an option to acquire additional common shares equal to 5% of the number of Units and Flow-Through Common Shares sold at a price of $0.25 per share until December 23, 2006. As at December 31, 2005, none of these options have been exercised.

The second financing, which closed on December 23, 2005 raised aggregate proceeds of $1,500,000 as the result of the issuance of 10,000,000 flow-through common shares at a price of $0.15 per share.

Compensation paid to the agents involved in this financing was as follows: (i) a cash fee equal to 8% of the gross proceeds and (ii) an option to acquire additional common shares equal to 10% of the number of flow-through common shares sold at a price of $0.15 per share until December 23, 2007. As at December 31, 2005, none of these options had been exercised.

Strategic Objectives

The Company's objective is to create shareholder value through the acquisition, discovery and development of base metal ore bodies, leveraged by its corporate management and technical staff.

The Company's view is that the Manicouagan Project, which has been the subject of intensive multidisciplinary research over the years, is of significant geological interest. Given the Company's technical ability and access to capital, the Company plans to play a pivotal role in the growth and further exploration and development of this area.

Following the public financings, described above, the Company's near-term objectives are to:

- Continue its exploration program on the project area of the Manicouagan Crater, which program includes geophysical surveying and a significant diamond drilling component. The Company plans to spend $3,000,000 on its exploration program in 2006 and will focus, in the first half of the year, on diamond drilling on previously identified electromagnetic conductors, and completion of two deep holes in the centre area of the Crater. Appropriate follow-up work in the second half of the year will occur as required.

- Continue to monitor the equity markets, and, where warranted, conclude further equity financings to permit additional aggressive exploration in the area of the Manicouagan Crater.

- Continue to evaluate additional opportunities for acquisition or investment.

On March 6, 2006 the Company appointed Joseph Baylis as President and Chief Executive Officer. Part of Mr. Baylis' mandate is to work with the board of directors and conduct a review of these strategic objectives.

Risk Factors

There are many risk factors facing companies involved in the mineral exploration industry. Risk management is an ongoing exercise upon which the Company spends a substantial amount of time. While it is not possible to eliminate all of the risks inherent to the industry, the Company strives to manage these risks, to the greatest extent possible. The following risks are those which are most applicable to the Company.

- Industry and Mineral Exploration Risk

  Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive. There is no assurance that the Company's exploration efforts will be successful. At present, the Company's projects do not contain any proven or probable reserves. Success in establishing reserves is a result of a number of factors, including the quality of management, as well as the level of geological and technical expertise and the quality of the project itself. Substantial expenditures are required to establish reserves or resources through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Because of these uncertainties, no assurance can be given that planned exploration programs will result in the establishment of mineral resources or reserves.

  The Company may be subject to risks which could not reasonably be predicted in advance Events such as labour disputes, environmental issues, natural disasters or estimation errors are prime examples of industry related risks. The Company attempts to balance this risk through insurance programs where required and ongoing risk assessments conducted by its technical team.

- Commodity Prices

  The Company is in the business of base metals exploration and as such, its prospects are largely dependent on movements in the price of various base metals. Prices fluctuate on a daily basis and are affected by a number of factors well beyond the control of the Company. The mineral exploration and development industry in general is a competitive market and there is no assurance that, even if commercial quantities of proven and probable reserves are discovered, a profitable market may exist. Due to the current grassroots nature of its operations, the Company does not enter into price hedging programs.

- Environmental

  Exploration projects or operations are subject to the environmental laws and applicable regulations of the jurisdiction in which the Company operates. Environmental standards continue to evolve and the trend is to a longer, more complex and rigid process. The Company reviews environmental matters on an ongoing basis. If and when appropriate, the Company will make appropriate provisions in its financial statements for any potential environmental liability.

Financial Review of Operations

On November 19, 2004, the Company acquired all of the issued and outstanding shares of MRI. It should be noted that, for historical presentation purposes throughout this MD&A, the consolidated financial results shown for the quarter and year ending December 31, 2004 represent the results of MRI for the full three month and twelve month period respectively as well as the financial results of the Company from November 20, 2004, through December 31, 2004. As MRI conducts the operations of the business of the Company, their results will be more comparable to the consolidated Company on a going forward basis. As a result, all other annual and quarterly figures presented in this MD&A are the results of MRI alone for the periods indicated.

	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Income	$136,678	$84	$5,780
Net Loss	$940,141	$391,981	$11,368
Net Loss per share	$0.01	$0.01	$0.00
Working Capital	$5,897,657	$4,602,441	$583,846
Total Assets	$10,593,465	$6,113,073	$1,501,546
Exploration Costs	$4,698,839	$346,665	$1,269,656
Proceeds from Stock Issues	$6,025,000	$5,526,800	$200,000

For the year ended December 31, 2005, the Company incurred a net loss of $940,141 compared to a net loss of $391,981 for the year ended December 31, 2004. Of the loss incurred in fiscal 2005 year, $309,894 relates to stock based compensation costs (2004: $240,724), with $197,127 being a write-off of exploration properties (2004: nil). The balance of the loss related to management fees of $184,300 (2004: nil), professional fees of $254,595 (2004: $55,914), with the remaining related to marketing, traveling expenses and future income taxes. Expenses for fiscal 2005, including future income taxes, are substantially higher than the corresponding year due to the fact that the comparatives for fiscal 2004, as described above, are for MRI which, until November 19, 2004, functioned as a private company.

The Company will continue to incur losses in the foreseeable future unless and until commercial production and revenue generation commences.

Summary of Quarterly Results

2005	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Income	$26,751	$46,001	$35,836	$28,090
Net Loss	$547,743	$181,253	$85,737	$125,408
Net Loss per share	$0.01	$0.00	$0.00	$0.00
2004	**First Quarter**	**Second Quarter**	**Third Quarter**	**Fourth Quarter**
Income	$6	$0	$8	$70
Net Loss (net profit)	$4,559	$63,568	$(57,008)	$380,862
Net Loss (net profit) per share	$0.00	$0.00	$(0.00)	$0.01

For the quarter ended December 31, 2005, the Company incurred a net loss of $125,408 compared to a net loss of $380,862 for the comparative period in 2004. Expenses for the fourth quarter of 2005 related principally to management and professional fees of $94,434 (2004: $45,420) as well as stock based compensation costs of $18,240 (2004: $240,724). Interest income for the quarter stood at $28,090 (2004: $70).

Related Party Transactions

During the year ended December 31, 2005, the Company concluded transactions with companies controlled by directors and/or officers totaling $181,400 (2004: $31,472). These transactions, which occurred in the normal course of business and which were measured at the exchange amount, relate to exploration costs as to $82,600 (2004: $15,200) and management fees as to $98,800 (2004: nil). As at December 31, 2005, the amount of $19,081 (2004: $18,025) was owing to related parties. There are no contractual or other commitments resulting from these transactions.

Mineral Properties

The Company's principal project, the Manicouagan Project, consists of 3,476 contiguous and non-contiguous claims which are owned as to 100% by the Company and are situated in the interior and the periphery of the Manicouagan Crater which is approximately 300 km. due north of Baie-Comeau, Quebec. The minimum work requirement to keep these claims in good standing is to expend an amount of $1,200 over a two year period on each claim. The expiry and renewal dates range from March 2006 to October 2007 and all claims are currently in good standing.

In 2004, the Company also held, under option, 27 claims in the same general area as the Manicouagan Project. Following exploration work conducted in 2004, the Company concluded that further expenditure was not justified and terminated the option arrangement on March 31, 2005. Accordingly, $197,127 of exploration costs relating to this claim area were written off in 2005.

During the year ended December 31, 2005, the Company expended an aggregate of $4,698,839 on the Manicouagan Project in Quebec as compared to $346,665 for the fiscal 2004. These 2005 costs related principally to diamond drilling costs of $1,144,214 (2004: $31,143), geophysical surveying of $1 535,747 (2004: nil), camp construction and maintenance costs of $578,542 (2004: $32,250) and mobilization of personnel and equipment costs of $662,405 (2004: $51,839). Other major costs included fuel, linecutting, supplies and communication. Total costs have been presented net of refundable tax credits of $1,205,551 for 2005 (2004: $5,620).

During fiscal 2005, airborne geophysical surveys totaling 8,184 line km identified a number of promising anomalies. Preliminary analysis of the airborne surveys led to follow-up ground electromagnetic surveys over thirteen anomalies located primarily over the western edge of the Manicouagan Project. An equal number of anomalies are located under water in the south and south-east part of the Project and will be evaluated in early 2006 during the winter drilling season. Sixteen drill holes totaling in excess of 7,300 m had been completed by the end of 2005. One of these drill holes contained minor visible copper mineralization; however, no economic grade copper or base metal mineralization has been observed or detected to date.

In the first half of 2006, a drilling program comprising 3,200 m and further geophysical surveys are expected to be carried out commencing in February 2006 at an estimated cost of $1,200,000.

In the second half of 2006, the Company anticipates spending a further $1,800,000 on appropriate follow-up work as required.

Pursuant to the terms of the flow-through share financings that the Company has entered into it is required to incur qualified expenditures of not less than $3,131,388 before the end of 2006.

During the initial stage of a project, exploration expenses are capitalized on the balance sheet net of any tax credits.

Critical Accounting Estimates

The Company has not yet determined whether the Manicouagan Project contains economically recoverable reserves. The recoverability of the $4,432,659 Project net carrying value at December 31, 2005 is dependent upon the ultimate confirmation of economically recoverable reserves, the ability of the Company to obtain necessary permits, financing to complete the development and future profitable production therefrom or alternatively upon the Company's ability to dispose of its interests in the license on an advantageous basis.

Changes in future conditions could require material write-downs of the Project.

Share Capital

Year ended December 31, 2005

During the year ended December 31, 2005, the Company:

(a) granted an aggregate of 2,025,000 stock options in accordance with its approved Stock Option Plan. Of this amount, 1,975,000 stock optionswere granted to the Company's officers and directors and a further 50,000 stock options were granted to an employee of the Company;

(b) Issued 1,500,000 common shares as a result of stock warrant exercises from the agents. In connection with this financing, a further 870,000 warrants were also issued;

(c) Issued 125,000 common shares as a result of stock option exercises from former directors of the Company;

(d) Issued 19,300,000 shares of the Company as per the terms of a private placement financing consisting of common shares and flow-through shares. In connection with this financing, a further 7,215,000 warrants were also issued;

(e) Issued 225,000 stock options to a consultant to the Company at an exercise price of $0.30 per share for a five year period;

(f) Issued 200,000 stock options to the Chairman of the Company at an exercise price of $0.20 per share for a five year period;

(g) Issued a further 10,000,000 flow through common shares at a price of $0.15 per share for aggregate gross proceeds of $1,500,000. In connection with this financing, a further 1,000,000 warrants were also issued.

During fiscal 2005, an aggregate of 846,909 warrants expired. Their exercise prices were $0.48 as to 307,059 warrants and $0.20 as to the remainder.

Year ended December 31, 2004

During the year ending December 31, 2004, the Company:

(a) acquired all of the issued and outstanding shares of MRI, and issued an aggregate of 26,100,000 common shares at a deemed value of $0.3065 per share for a total deemed consideration of approximately $8,000,000;

(b) assumed 307,059 MRI warrants which were exercisable at a price of $0.48 at any time prior to December 23, 2005;

(c) concluded a financing on December 23, 2004 which raised aggregate gross proceeds of $5,526,800 by the issuance of 13,599,000 units, which comprised one common share and one-half of a warrant, at a price of $0.20 per unit, as well as 11,228,000 flow-through shares priced at $0.25 per share. Each warrant entitles its holder to purchase one common share at a price of $0.25 per share at any time prior to December 23, 2006;

(d) issued an aggregate of 2,650,000 stock options to directors and officers of the Company at an exercise price of $0.30 per share.

Liquidity and Capital Resources

2005	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Working Capital	$8,079,662	$6,582,326	$5,680,532	$5,897,657
Total Assets	$9,854,005	$9,846,587	$9,763,387	$10,593,465
Exploration Costs	$382,879	$1,364,894	$1,736,104	$1,214,962
Proceeds from stock issues	$4,525,000	-	-	$1,500,000
2004	**First Quarter**	**Second Quarter**	**Third Quarter**	**Fourth Quarter**
Working Capital	$513,917	$417,499	$126,663	$4,602,441
Total Assets	$1,488,272	$1,448,888	$1,714,848	$6,113,073
Exploration Costs	$67,073	$42,557	$160,593	$76,442
Proceeds from stock issues	-	-	-	$5,526,800

The Company, currently debt free, has a working capital position of $5,897,657 compared to $4,602,441 for fiscal 2004. Of this amount, $3,131,388 has been reserved for flow-through exploration obligations compared to $2,807,000 in 2004. As at December 31, 2005, the Company had accounts receivable totaling $1,378,788 (2004: $187,178) which are comprised of commodity taxes receivable as well as tax credits refundable on allowable exploration costs. This increase in accounts receivable over 2004 is a direct result of the company's increased issuance of flow-through shares and no renounced expenditures which generate tax credits in the province of Quebec.

The Company's exploration projects are at an early stage and it has not yet been determined whether any of its properties contain economically recoverable ore. As a result, the Company has no current sources of revenue and relies on the issuance of shares to generate the funds required to further its projects. Improving industry conditions have allowed the Company to raise approximately $6,025,000 in 2005 and $5,526,800 in 2004.

The Company believes that the current working capital of $5,897,657 (see 2006 Outlook below), is adequate to meet the Company's planned expenditures for 2006 and fulfill its flow-through commitments. The Company may seek other alternatives for financing in 2006, depending on market conditions and exploration results; however, there can be no assurance that such financing attempts will be successful.

As at December 31, 2005, the Company was party to a lease commitment for office space which expires on February 28, 2007. The aggregate commitment under this lease is $10,500 payable as follows:

2006	$9,000
2007	$1,500

Apart from the above lease arrangement, the Company is not party to any other lease or short or long term contractual obligations which could adversely affect its working capital.

2006 Outlook

During fiscal 2006, the Company, consistent with its previously stated strategic objectives, intends to focus on advancing its nickel exploration project in Quebec and plans to proceed with its winter exploration program. This program, which is currently underway at an estimated cost of $1,200,000 (see "Mineral Properties") is expected to be completed during the first half of 2006 and a further $1,800,000 will be expended in the second half of 2006 in follow-up work.

With proceeds raised from its 2004 and 2005 financings, the Company has adequate working capital to further the next phase of its exploration program and to cover general corporate expenses for the balance of the year; it will also continue to evaluate other promising base metals projects. The Company will continue to monitor the capital markets and, if warranted, could seek additional financings.

New Accounting Policies

In March 2004, the Emerging Issues Committee ("EIC") of the CICA issued EIC-146, "Flow-through Shares". This abstract deals with the date of recognition, by the issuer of flow-through shares, of the future income tax liabilities arising from the renunciation of tax deductions and the accounting method used to record the credit when previously unrecognized future income tax assets are recorded as a result of recognizing the above mentioned future income tax liabilities.

In January 2005, the CICA issued four new accounting standards in relation to financial instruments: Section 3855 "Financial Instruments – Recognition and Measurement", Section 3865 "Hedges", Section 1530 "Comprehensive Income" and Section 3251 "Equity".

Section 3855 expands on Section 3860 "Financial Instruments – Disclosure and Presentation", by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.

Section 3865 provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline AcG-13 "Hedging Relationships", and the hedging guidance in Section 1650 "Foreign Currency Translation" by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Section 1530 "Comprehensive Income" introduces a new requirement to temporarily present certain gains and losses outside net income. Consequently, Section 3250 "Surplus" has been revised as Section 3251 "Equity".

Sections 3855, 3865 and 1530 apply to fiscal years beginning on or after October 1, 2006.

The impact of these standards has not yet been determined by the Company's financial management.

Outstanding Share Data

As of March 7, 2006, the following were outstanding:

• Common Shares	84,752,000
• Stock Options	5,225,000
• Warrants	17,870,660

Disclosure Controls and Procedures

Although the Company continues to refine its disclosure controls and procedures from time to time, the CEO and CFO have concluded that, during fiscal 2005, the process was effective enough to ensure material information was accumulated and communicated up to management in sufficient time for management to make decisions regarding the Company's disclosure required by securities legislation.

Events to Date in 2006

In February 2006, the Company commenced its winter drilling program on the Manicouagan Project. See "Mineral Properties".

On March 6, 2006 the Company appointed Joseph Baylis as President and Chief Executive Officer. Mr. Baylis brings over 22 years of domestic and international mining industry experience to the Company and has, over the years assumed increasingly senior roles at Noranda Inc., Hemlo Gold Mines Inc. and Battle Mountain Gold Company., where he was Senior Vice-President, Corporate Development. Mr. Baylis has also served as Chief Executive of Niugini Mining Ltd. and most recently, and until July, 2005, he was President and Chief Executive Officer of Olympus Pacific Minerals Inc.

Forward Looking Statements

This document contains forward looking statements based on the Company's current expectations. Forward looking information can often be identified for forward looking words such as "anticipate", "believe", "expect", "goal", "plan", "intend", "estimate" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.

These forward looking statements are subject to risks, uncertainties and other factors that could cause actual result to differ materially from those presented in this document. Accordingly, the Company undertakes no obligation to update forward looking statements if circumstances or managements estimates or opinions should change. Readers are cautioned not to place undue reliance on forward looking information.

RECEIVED
2007 MAR -9 A 11:23
FICE OF INTERNATIONAL
CORPORATE FINANCE

Form 52-109F1
Certification of Annual Filings

I, Joseph Baylis, President and Chief Executive Officer of Manicouagan Minerals Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*), of Manicouagan Minerals Inc. (the issuer) for the period ended December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

April 27, 2006

"signed"

Joseph Baylis
President & Chief Executive Officer

Form 52-109F1
Certification of Annual Filings

I, Elizabeth Martin, Chief Financial Officer and Secretary of Manicouagan Minerals Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*), of Manicouagan Minerals Inc. (the issuer) for the period ended December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

April 27, 2006

"signed"

Elizabeth Martin
Chief Financial Officer & Secretary

MANICOUAGAN MINERALS INC.

(An exploration company)
Interim Consolidated Financial Statements
March 31, 2006

MANICOUAGAN MINERALS INC.

(An exploration company)

Interim Consolidated Balance Sheet

(expressed in Canadian dollars)

	As at March 31, 2006 $ (unaudited)	As at December 31, 2005 $
ASSETS		
Current assets		
Cash and cash equivalents (note 4)	3,926,614	4,667,799
Amounts receivable (note 5)	1,564,063	1,378,788
Prepaid expenses	110,332	111,849
	5,601,009	6,158,436
Mineral properties (note 6)	5,068,211	4,432,659
Property, plant and equipment (less accumulated depreciation of $1,489; $1,311 in 2005)	2,192	2,370
	10,671,412	10,593,465
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities (note 7)	511,231	260,779
Long term liabilities		
Future income taxes	1,567,714	1,567,714
	2,078,945	1,828,493
SHAREHOLDERS' EQUITY		
Share capital (note 8)	9,878,696	9,878,696
Stock options (note 9)	585,852	550,618
Warrants (note 10)	1,624,026	1,624,026
Contributed surplus	63,006	63,006
Deficit	(3,559,113)	(3,351,374)
	8,592,467	8,764,972
	10,671,412	10,593,465

Going concern (note 2)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors,

(signed) T. Sean Harvey
T. Sean Harvey, Director

(signed) Douglas A.C. Davis
Douglas A.C. Davis, Director

MANICOUAGAN MINERALS INC.

(An exploration company)

Interim Consolidated Statements of Deficit

(expressed in Canadian dollars)

	For the three-month period ended March 31,	
	2006	**2005**
	$	**$**
	(unaudited)	(unaudited)
Balance - Beginning of period	3,351,374	2,411,233
Net loss for the period	207,739	547,743
Balance - End of period	3,559,113	2,958,976

Interim Consolidated Statements of Contributed Surplus

(expressed in Canadian dollars)

	For the three-month period ended March 31,	
	2006	**2005**
	$	**$**
	(unaudited)	(unaudited)
Balance - Beginning of period	63,006	45,186
Warrants matured or cancelled during the period	-	12,378
Balance - End of period	63,006	57,564

The accompanying notes are an integral part of these interim consolidated financial statements.

MANICOUAGAN MINERALS INC.

(An exploration company)

Interim Consolidated Statements of Earnings

(expressed in Canadian dollars)

	For the three-month period ended March 31,	
	2006	**2005**
	$	**$**
	(unaudited)	(unaudited)
Interest income	34,553	26,751
Expenses		
Management fees	51,231	11,600
Professional fees	46,559	66,647
Salary and employee benefits	18,088	12,682
Stock-based compensation costs	35,234	278,851
Tax on flow-through shares	18,956	27,734
Regulatory and transfer agent fees	14,902	14,447
Shareholder information	5,666	7,833
Insurance	7,017	-
Rent	2,250	1,950
Travelling and promotion	26,493	8,855
Telecommunications	1,867	2,494
Office expenses	2,595	3,881
Depreciation of property, plant and equipment	178	107
Bank charges	722	883
Cost of mineral properties abandoned	10,534	197,127
	242,292	635,091
Loss before income taxes	(207,739)	(608,340)
Future income taxes	-	(60,597)
Net loss for the period	(207,739)	(547,743)
Basic and diluted net loss per share (note 14)	(0.00)	(0.01)

The accompanying notes are an integral part of these interim consolidated financial statements.

MANICOUAGAN MINERALS INC.

(An exploration company)

Interim Consolidated Statements of Cash Flows

(expressed in Canadian dollars)

	For the three-month period ended March 31,	
	2006	**2005**
	$	**$**
	(unaudited)	(unaudited)
Cash flows from operating activities		
Net loss for the period	(207,739)	(547,743)
Items not affecting cash and cash equivalents		
Depreciation of property, plant and equipment	178	107
Stock-based compensation costs	35,234	278,851
Future income taxes	-	(60,597)
Cost of mineral properties abandoned	10,534	197,127
	(161,793)	(132,255)
Net change in non-cash working capital items (note 11)	102,619	(280,996)
	(59,174)	(413,251)
Cash flows from financing activities		
Issuance of shares and warrants	-	4,525,000
Share issue expenses	-	(383,640)
	-	4,141,360
Cash flows from investing activities		
Acquisition of mineral properties and exploration costs	(682,011)	(209,418)
Additions to property, plant and equipment	-	(1,931)
	(682,011)	(211,349)
Net change in cash and cash equivalents	(741,185)	3,516,760
Cash and cash equivalents - Beginning of period	4,667,799	4,781,377
Cash and cash equivalents - End of period	3,926,614	8,298,137
Additional information		
Acquisition of mineral properties and exploration costs included in accounts payable and accrued liabilities	340,166	173,461
Share issue expenses included in accounts payable and accrued liabilities	-	147,074
Tax credits related to exploration costs applied against mineral properties	224,631	-
Future income taxes accounted for as share issue expenses	-	229,859
Fair value of the warrants accounted for as share issue expenses	-	125,944

The accompanying notes are an integral part of these interim consolidated financial statements.

1 Nature of operations

The company was incorporated under the *Canada Business Corporations Act* on July 25, 2001. On November 19, 2004, the company changed its corporate name from Gyzer Capital Inc. to Manicouagan Minerals Inc. The principal activities of the company comprise the acquisition and exploration of mineral properties.

2 Going concern

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern. The use of generally accepted accounting principles applicable to a going concern can be inappropriate because there is significant doubt about the appropriateness of the assumption.

These interim consolidated financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used, that would be necessary were the going concern assumption inappropriate, and such adjustments could be material. Management did not make these adjustments because it believes in the going concern assumption.

The company has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties. The company will periodically have to raise additional funds to continue operations, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.

Although the company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

3 Interim financial information

The financial information as at March 31, 2006 and for the three-month periods ended March 31, 2006 and 2005 is unaudited. However, in the opinion of management, all adjustments necessary to present fairly the results of these periods have been included. The adjustments made were of normal recurring nature. Interim results may not necessarily be indicative of results anticipated for the year.

These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and use the same accounting policies and methods used in the preparation of the company's most recent annual consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the company's most recent annual consolidated financial statements.

(expressed in Canadian dollars)

4 Cash and cash equivalents

	As at March 31, 2006 $ (unaudited)	As at December 31, 2005 $
Cash and cash equivalents	1,626,991	1,536,411
Exploration funds	2,299,623	3,131,388
	3,926,614	4,667,799

Exploration funds are composed of cash and bankers' acceptances and represent the unexpended proceeds of financing under the terms of which the company committed to spending the amounts on the exploration of mineral properties.

5 Amounts receivable

	As at March 31, 2006 $ (unaudited)	As at December 31, 2005 $
Interest receivable	5,283	7,919
Commodity taxes receivable (GST and QST)	150,064	186,784
Credit on duties refundable for losses	257,566	216,629
Refundable tax credit for resources	1,151,150	967,456
	1,564,063	1,378,788

(expressed in Canadian dollars)

6 Mineral properties

March 31, 2006

	Undivided interest %	Balance as at January 1, 2006 $	Costs incurred $ (unaudited)	Mineral properties abandoned $ (unaudited)	Tax credits $ (unaudited)	Balance as at March 31, 2006 $ (unaudited)
Manicouagan (3,247 claims)						
Mineral property	100	164,976		(10,534)	-	154,442
Exploration costs		4,267,683	870,717	-	(224,631)	4,913,769
		4,432,659	870,717	(10,534)	(224,631)	5,068,211

December 31, 2005

	Undivided interest %	Balance as at January, 1 2005 $	Costs incurred $	Mineral properties abandoned $	Tax credits $	Balance as at December 31, 2005 $
Manicouagan (3,476 claims)						
Mineral property (Manic 3,476 claims)	100	128,288	36,688	-	-	164,976
Mineral property (Charlevoix 0 claims)	0	1,848	-	(1,848)	-	-
Exploration costs		816,708	4,656,526	-	(1,205,551)	4,267,683
		946,844	4,693,214	(1,848)	(1,205,551)	4,432,659
Baie du Nord (0 claims)						
Mineral property	0	10,874	5,000	(15,874)	-	-
Exploration costs		178,780	625	(179,405)	-	-
		189,654	5,625	(195,279)	-	-
		1,136,498	4,698,839	(197,127)	(1,205,551)	4,432,659

(expressed in Canadian dollars)

Detailed analysis of deferred exploration costs

	For the three-month period ended March 31, 2006 $ (unaudited)	For the year ended December 31, 2005 $
Balance - Beginning of period	4,432,659	1,136,498
Cost of claims	-	41,688
Camp (construction and maintenance)	199,683	578,542
Mobilization / demobilization of personnel and equipment	154,262	662,405
Drilling	280,677	1,144,215
Geophysics	55,821	1,535,747
Analyses	2,551	2,935
Consultants	62,791	270,193
Fuel	77,815	257,744
Line cutting	8,536	58,657
Various materials	21,603	109,055
Environment	-	13,569
Communications	6,978	24,089
Tax credits	(224,631)	(1,205,551)
Mineral properties abandoned	(10,534)	(197,127)
Balance - End of period	5,068,211	4,432,659

7 Accounts payable and accrued liabilities

	As at March 31, 2006 $ (unaudited)	As at December 31, 2005 $
Related parties (note 12)	39,060	19,081
Tax payable on flow-through shares	18,956	-
Other payables	453,215	241,698
	511,231	260,779

(expressed in Canadian dollars)

8 Share capital

Authorized
Unlimited number of common shares without par value

Variation of issued and fully paid share capital

	For the three-month period ended March 31, 2006		For the year ended December 31, 2005	
	Number (unaudited)	Stated value $ (unaudited)	Number	Stated value $
Balance - Beginning of period	84,752,000	9,878,696	53,827,000	5,957,503
Flow-through financing	-	-	16,800,000	3,200,000
Non flow-through financing*	-	-	12,500,000	1,820,000
Exercise of stock options	-	-	125,000	25,000
Exercise of warrants	-	-	1,500,000	256,394
	84,752,000	9,878,696	84,752,000	11,258,897
Share issue expenses	-	-	-	(1,380,201)
Balance - End of period	84,752,000	9,878,696	84,752,000	9,878,696

*Non flow-through financing is presented net of the fair value of the related warrants totalling $680,000 in 2005, which has been determined using the Black-Scholes model (note 10).

9 Stock option plan

The company maintains a stock option plan whereby certain key employees, officers, directors and consultants may be granted stock options for common shares of the company. The maximum number of common shares that is issuable under the plan was fixed at 10% of the number of common shares issued and outstanding (maximum 5% of the number of common shares issued and outstanding may be held by any one person). Options expire after a maximum period of five years following the date of grant and generally vest upon granting with some exception.

(expressed in Canadian dollars)

The following table summarizes information about outstanding and exercisable stock options recorded under Shareholders' Equity during the periods ended March 31, 2006 and December 31, 2005:

	For the three-month period ended March 31, 2006			For the year ended December 31, 2005		
	Number (unaudited)	Carrying value $ (unaudited)	Weighted average exercise price $ (unaudited)	Number	Carrying value $	Weighted average exercise price $
Outstanding - Beginning of period	5,225,000	550,618	0.29	2,900,000	240,724	0.29
Adjustment to options granted in 2005	-	34,214	-	-	-	-
Granted	750,000	1,020	0.10	2,450,000	309,894	0.29
Exercised	-	-	-	(125,000)	-	0.20
Outstanding - End of period	5,975,000	585,852	0.27	5,225,000	550,618	0.29
Exercisable - End of period	5,225,000	584,832	0.29	5,225,000	550,618	0.29

On March 6, 2006, the company granted 750,000 stock options at an exercice price of $0.10 per share. These options will generate aggregate stock-based compensation cost of $36,825. This cost will be amortized on a straight-line basis over their vesting period, being 36 months.

The following table summarizes information about outstanding and exercisable stock options as at March 31, 2006:

	Options outstanding			
	Exercise price $	Number (unaudited)	Weighted average remaining contractual life (years) (unaudited)	Weighted average exercise price $ (unaudited)
Directors and officers	0.10	750,000	2.93	0.10
Directors and officers	0.20	325,000	3.22	0.20
Directors and officers	0.30	4,625,000	3.71	0.30
Employee	0.30	50,000	3.79	0.30
Consultant	0.30	225,000	4.22	0.30
		5,975,000		

(expressed in Canadian dollars)

	Options currently exercisable			
	Exercise price $	Number (unaudited)	Weighted average remaining contractual life (years) (unaudited)	Weighted average exercise price $ (unaudited)
Directors and officers	0.20	325,000	3.22	0.20
Directors and officers	0.30	4,625,000	3.71	0.30
Employee	0.30	50,000	3.79	0.30
Consultant	0.30	225,000	4.22	0.30
		5,225,000		

The fair value of options granted during the periods ended March 31, 2006 and December 31, 2005 was estimated using the Black-Scholes model with the following weighted average assumptions:

	2006	2005
Risk-free interest rate	4.00%	3.70%
Expected volatility	70%	70%
Dividend yield	Nil	Nil
Weighted average life	36 months	60 months
Weighted average fair value on the granting date	$0.0491	$0.1405

The Black-Scholes model was developed for use in estimating the fair value of traded options which have no vesting restrictions, and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the stock options granted to key employees, officers, directors and consultants have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide an accurate single measure of the fair value of stock options granted to key employees, officers, directors and consultants.

(expressed in Canadian dollars)

10 Warrants

The following table summarizes the variation of warrants recorded under Shareholders' Equity during the periods ended March 31, 2006 and December 31, 2005:

	For the three-month period ended March 31, 2006			For the year ended December 31, 2005		
	Number (unaudited)	Carrying value $ (unaudited)	Weighted average exercise price $ (unaudited)	Number	Carrying value $	Weighted average exercise price $
Outstanding and exercisable - Beginning of period	17,870,660	1,624,026	0.24	11,132,569	731,796	0.24
Granted pursuant to private placement	-	-	-	6,250,000	680,000	0.25
Granted following the exercise of an over-allotment option	-	-	-	750,000	78,000	0.25
Granted as compensation to the agents	-	-	-	2,085,000	186,444	0.20
Exercised	-	-	-	(1,500,000)	(34,394)	0.20
Matured or cancelled	-	-	-	(846,909)	(17,820)	0.30
Outstanding and exercisable - End of period	17,870,660	1,624,026	0.24	17,870,660	1,624,026	0.24

The following table summarizes information about outstanding and exercisable warrants as at March 31, 2006:

Exercise price	Number (unaudited)	Weighted average remaining contractual life (years) (unaudited)
$0.15	1,000,000	1.73
$0.20	2,106,160	0.73
$0.25	14,764,500	0.73
	17,870,660	

(expressed in Canadian dollars)

The fair value of warrants granted during the year ended December 31, 2005 was estimated using the Black-Scholes model with the following weighted average assumptions:

	2005
Risk-free interest rate	3.17%
Expected volatility	70%
Dividend yield	Nil
Weighted average expected life	22 months
Weighted average fair value on the granting date	$0.1030

11 Net change in non-cash working capital items

	For the three-month period ended March 31,	
	2006 **$** (unaudited)	**2005** **$** (unaudited)
Amounts receivable	39,356	3,012
Prepaid expenses	1,517	(39,608)
Accounts payable and accrued liabilities	61,746	(244,400)
	102,619	(280,996)

12 Related party transactions

The company entered into the following transactions with companies controlled by directors and/or officers:

	For the three-month period ended March 31,	
	2006 **$** (unaudited)	**2005** **$** (unaudited)
Exploration costs	11,800	17,400
Management fees	21,000	2,800
	32,800	20,200

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(expressed in Canadian dollars)

13 Commitment

On February 10, 2005, the company entered into an office lease, which expires on February 28, 2007. The company's aggregate minimum commitment under this lease amounts to $10,500. The minimum annual instalments under this lease amount to $9,000 in 2006 and $1,500 in 2007. This lease is renewable following a three-month notice prior to its expiry date.

14 Net loss per share

	For the three-month period ended March 31,	
	2006 (unaudited)	**2005** (unaudited)
Basic and diluted weighted average number of shares outstanding	84,752,000	59,161,167

For the three-month periods ended March 31, 2006 and 2005, the diluted net loss per share was the same as the basic net loss per share since the dilutive effect of stock options and warrants was not included in the calculation; otherwise, the effect would have been anti-dilutive. Accordingly, the diluted net loss per share for those periods was calculated using the basic weighted average number of shares outstanding.

However, should the company's basic earnings per share have been positive, the stock options exercisable at an exercise price lower than $0.145 for 2006 and $0.264 for 2005 would have been dilutive and would have resulted in the addition respectively of 64,655 shares and 30,303 shares for the three-month periods ended March 31, 2006 and 2005; furthermore, the warrants exercisable at an exercise price lower than $0.145 for 2006 and $0.264 for 2005 would have been dilutive and would have resulted in the addition respectively of nil share and 972,242 shares for the three-month periods ended March 31, 2006 and 2005 to the weighted average number of shares outstanding used in the diluted earnings per share calculation.

15 Subsequent event

Acquisition of mineral property - Mouchalagane

On April 18, 2006, the company announced the acquisition of 58 map designated claims covering an area of 30 km² approximately 300 km north of Baie Comeau, Quebec. The claims are located some 100 km northwest of the company's exploration camp at the Manicouagan meteorite impact crater and are known as the Mouchalagane Property.

The company will acquire a 100% interest in the property by issuing 300,000 of its common shares to the vendor. In the event of production from the property, the vendor will receive a 2% net smelter return royalty. However, three quarters of this royalty can be purchased from the vendor for $1.0 million within six months from the date that a production decision is announced.

16 Comparative figures

Certain comparative figures have been reclassified in order to conform with the current period presentation.

Manicouagan Minerals Inc.
Management's Discussion and Analysis
(Expressed in Canadian dollars)

For the Period Ended March 31, 2006

This Management Discussion and Analysis ("MD&A") is intended to supplement the consolidated financial statements and notes of Manicouagan Minerals Inc. (the "Company") thereto for the period ended March 31, 2006 and compares the financial results of the first quarter of 2006 with those of the comparative quarter in 2005. This MD&A is dated as of May 25, 2006 and financial data contained herein is unaudited and has been prepared by management in accordance with Canadian Generally Accepted Accounting Principles. The Company's public filings, including its most recent consolidated financial statements can be reviewed on the SEDAR website (www.sedar.com) Except as discussed below, all other factors referred to and discussed as at December 31, 2005 remain substantially unchanged.

All figures and discussions presented in this Management's Discussion and Analysis reflect the consolidated figures and plans of the Company and its subsidiary, Manicouagan Resources Inc. ("MRI"), except where otherwise noted.

Project Activity

The Company's principal project, the Manicouagan Project, consists of 3,247 contiguous and non-contiguous claims which are owned as to 100% by the Company and are situated in the interior and the periphery of the Manicouagan Crater which is approximately 300 km due north of Baie-Comeau, Quebec. The minimum work requirement to keep these claims in good standing is to expend an amount of $1,200 over a two-year period on each claim. The expiry and renewal dates range from April 2006 to October 2007 and all claims are currently in good standing.

During the first quarter of 2006, the Company commenced a winter drill program at the Manicouagan Project. This drill program was designed to test a number of coincident magnetic and electromagnetic anomalies as well as several deep geophysical (magnetotelluric) anomalies within the inner crater. A total of 10 holes totaling 4,329 m were completed. The winter drill program was completed on May 4, 2006. Assay results are currently pending. The total cost of the winter exploration program is currently estimated at approximately $1.5 million. This amount takes into consideration an originally budgeted amount of $1.2 million as well as additional amounts incurred for deep drilling which arose as a result of field conditions and geological considerations. Of this, expenditures of $870,717 had been incurred as at March 31, 2006.

Dr. Walter Perećiery, an independent consulting geologist and recognized nickel expert, visited the property during the last week of April and his report is expected shortly. Manicouagan Minerals will be retaining Dr. Peredery to assist with the development and supervision of the Company's exploration programs at the Manicouagan Project.

On April 18, 2006, the Company announced the acquisition of the Mouchalagane Property. The Mouchalagane Property consists of 58 map designated claims covering an area of 30 km² approximately 300 km north of Baie-Comeau, Québec. The claims are located some 100 km northwest of Company's exploration camp at the Manicouagan Project. The Company acquired a 100 percent interest in the claims by issuing 300,000 of its common shares at a price of $0.15 per share to the vendor. In the event of production from the property, the vendor will receive a 2% net smelter return royalty, three quarters of which can be purchased from the vendor for $1.0 million within six months from the date that a production decision is announced.

Prospecting on the Mouchalagane Property on behalf of the vendor resulted in the discovery of two base metal surface showings and one gold surface showing. Nine grab samples from the Dernier Chance showing averaged 1.76% copper, 1.04% nickel, 1.5 gm. per tonne palladium, and 0.3 gm. per tonne platinum. The samples ranged from 0.30% to 3.51% copper, 0.48% to 1.38% nickel, 0.94 to 2.12 gm. per tonne palladium and 0.12 to 0.82 gm. per tonne platinum.

The second showing is located at Corbeau 2, approximately 100 m northeast of the Dernier Chance showing where one grab sample returned 2.74 gm. per tonne gold.

The third showing is at Mouche, about 600 m southeast of Dernier Chance where five grab samples averaged 0.39% copper and 0.08% nickel. The samples ranged from 0.18% to 0.98% copper and 0.06% to 0.17% nickel. The showings are located within ultramafic volcanic rocks near a metasedimentary contact.

Due to winter conditions, the results of the previously completed work have not yet been verified by the Company.

On May 10, 2006 the Company announced that it had acquired an airborne survey identifying geophysical anomalies coincident with the main copper/nickel showing on the Mouchalagane Property. The THEM (Transient Helicopter Electro Magnetic) survey was flown in 2004 for a third party and the resulting proprietary data was purchased by the Company.

Analysis of the survey data reveals that the Mouchalagane Property hosts at least seven parallel shallow EM (electromagnetic) conductors located in the vicinity of the two previously announced copper/nickel showings. A portion of an 800 m long EM conductor and coincident zone of high magnetic susceptibility is underlain by the Dernier Chance showing. The EM anomalies identified by the survey occur within a two kilometre long section across the formational strike of the rocks and entirely within the Mouchalagane Property.

The Company expects to commence an initial program of trenching and sampling on the Mouchalagane Property in July 2006. Expenditures on the Mouchalagane Property to the date of this report totaled $28,000.

Mr. Constantine Salamis P. Eng, Vice-Chairman of the Company, qualifies under the definition of "qualified person" set out in National Instrument 43-101 and certifies that by reason of education, affiliation with a professional association and past and relevant work experience, he fulfils the requirements to be a "qualified person" for the purposes of NI 43-101.

Corporate Activity

On March 6, 2006 the Company appointed Joseph Baylis as President and Chief Executive Officer. Mr. Baylis brings over 22 years of domestic and international mining industry experience to the Company and has, over the years assumed increasingly senior roles at Noranda Inc., Hemlo Gold Mines Inc. and Battle Mountain Gold Co., where he was Senior Vice-President, Corporate Development. Mr. Baylis has also served as Chief Executive of Niugini Mining Ltd. and most recently, and until July, 2005, he was President and Chief Executive Officer of Olympus Pacific Minerals Inc. In connection with his appointment, the Company issued 750,000 stock options at a price of $0.10 per share, which vest over a period of three years.

Since Mr. Baylis' appointment, the Company has actively sought out and evaluated a number of opportunities with a view to expanding the scope of the Company's activities in the field of mineral exploration and development.

Selected Financial Results

	First Quarter 2006	Fourth Quarter 2005	Third Quarter 2005	Second Quarter 2005
Income	$34,553	$28,090	$35,836	$46,001
Net loss	$207,739	$125,408	$85,737	$181,253
Net loss per share	$0.00	$0.00	$0.00	$0.00
	First Quarter 2005	**Fourth Quarter 2004**	**Third Quarter 2004**	**Second Quarter 2004**
Income	$26,751	$70	$8	$0
Net loss (net profit)	$547,743	$380,862	$(57,008)	$63,568
Net loss (net profit) per share	$0.01	$0.01	$(0.00)	$0.00

Financial Review of Operations

On November 19, 2004, the Company acquired all of the issued and outstanding shares of MRI. It should be noted that, for historical presentation purposes, the consolidated financial results shown for the quarter ended December 31, 2004 represent the results of MRI for the full three-month period as well as the financial results of the Company from November 20, 2004, through December 31, 2004. As MRI conducts the operations of the business of the Company, their results will be more comparable to the consolidated Company on a going forward basis. As a result, all other quarterly figures presented below are the results of MRI alone for the periods indicated.

	First Quarter 2006	Fourth Quarter 2005	Third Quarter 2005	Second Quarter 2005
Working Capital	$5,089,778	$5,897,657	$5,680,532	$6,582,326
Total Assets	$10,671,412	$10,593,465	$9,763,387	$9,846,587
Exploration Costs	$870,717	$1,214,962	$1,736,104	$1,364,894
Proceeds from stock issuances	-	$1,500,000	-	-
	First Quarter 2005	**Fourth Quarter 2004**	**Third Quarter 2004**	**Second Quarter 2004**
Working Capital	$8,079,662	$4,602,441	$126,663	$417,499
Total Assets	$9,854,005	$6,113,073	$1,714,848	$1,448,888
Exploration Costs	$382,879	$76,442	$160,593	$42,557
Proceeds from stock issuances	$4,525,000	$5,526,800	-	-

For the quarter ended March 31, 2006, the Company incurred a net loss of $207,739 compared to a net loss of $547,743 for the corresponding period in 2005. Of the loss incurred in the 2006 first quarter, the bulk of the costs related to stock-based compensation costs for options which were granted and which vested during the quarter, management fees, professional fees and traveling expenses. In the corresponding period in 2005, the figure of $547,743 included a one-time write-off of exploration costs ($197,127) as well as higher stock-based compensation costs ($278, 851).

Liquidity and Capital Resources

The Company, currently debt free, has a working capital position of $5,089,778 compared to $5,897,657 on December 31, 2005. Of this amount, $2,299,623 has been reserved for flow-through exploration obligations compared to $3,131,388 at the end of 2005. As at March 31, 2006, the Company had accounts receivable totaling $1,564,063 which are comprised of commodity taxes receivable as well as tax credits refundable on allowable exploration costs. These tax credits refundable are a result of the Company's increased issuance of flow-through shares and unrenounced expenditures which generate tax credits in the province of Quebec.

The Company's exploration projects are at an early stage and it has not yet been determined whether any of its properties contain economically recoverable ore. As a result, the Company has no current sources of revenue and relies on the issuance of shares to generate the funds required to further its projects. Improving industry conditions have allowed the Company to raise $5,526,800 in 2004 and $6,025,000 in 2005.

The Company believes that the current working capital of $5,089,778 is adequate to meet the Company's currently planned expenditures for 2006, fulfill its flow-through commitments and cover general overheads. The Company may seek other alternatives for financing, depending on market conditions, exploration results and opportunities available to it; however, there can be no assurance that such financing attempts will be successful.

As at March 31, 2006, the Company was party to a lease commitment for office space which expires on February 28, 2007. The aggregate commitment under this lease is $10,500 payable as follows:

2006	$9,000
2007	$1,500

Apart from the above lease arrangement, the Company is not party to any other lease or short or long term contractual obligations which could adversely affect its working capital.

Related Party Transactions

During the quarter ended March 31, 2006, the Company concluded transactions with companies controlled by directors and/or officers totaling $32,800 (March 31, 2005: $20,200). These transactions, which occurred in the normal course of business and which were measured at the exchange amount, relate to exploration costs as to $11,800 (2005: $17,400) and management fees as to $21,000 (2005: $2,800). As at March 31, 2006, the amount of $39,060 (December 31, 2005: $19,081) was owing to related parties. There are no contractual or other commitments resulting from these transactions.

New Accounting Policies

In January 2005, the CICA issued four new accounting standards in relation with financial instruments: Section 3855 "Financial Instruments – Recognition and Measurement", Section 3865 "Hedges", Section 1530 "Comprehensive Income" and Section 3251 "Equity".

Section 3855 expands on Section 3860 "Financial Instruments – Disclosure and Presentation", by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.

Section 3865 provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline AcG-13 "Hedging Relationships", and the hedging guidance in Section 1650 "Foreign Currency Translation" by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Section 1530 "Comprehensive Income" introduces a new requirement to temporarily present certain gains and losses outside net income. Consequently, Section 3250 "Surplus" has been revised as Section 3251 "Equity".

Sections 3855, 3865 and 1530 apply to fiscal years beginning on or after October 1, 2006. The impact of these standards has not been determined by the Company's financial management.

Outstanding Share Data

As of May 25, 2006, the following were outstanding:

• Common Shares	85,052,000
• Stock Options	5,975,000
• Warrants	17,870,600

Forward Looking Statements

This document contains forward looking statements based on the Company's current expectations. Forward looking information can often be identified for forward looking words such as "anticipate", "believe", "expect", "goal", "plan", "intend", "estimate" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.

These forward looking statements are subject to risks, uncertainties and other factors that could cause actual result to differ materially from those presented in this document. Accordingly, the Company undertakes no obligation to update forward looking statements if circumstances or managements estimates or opinions should change. Readers are cautioned not to place undue reliance on forward looking information.

RECEIVED
2007 MAR -9 A 11:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Form 52-109F2 - Certification of Interim Filings

I, Joseph Baylis, President and Chief Executive Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Manicouagan Minerals Inc., (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Signed

Joseph Baylis
President and Chief Executive Officer

Date: May 25, 2006

Form 52-109F2 - Certification of Interim Filings

I, Elizabeth Martin, Chief Financial Officer and Secretary, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Manicouagan Minerals Inc., (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Signed

Elizabeth Martin
Chief Financial Officer & Secretary

Date: May 25, 2006

MANICOUAGAN MINERALS INC.

(An exploration company)

Interim Consolidated Financial Statements

June 30, 2005

MANICOUAGAN MINERALS INC.

(An exploration company)

Interim Consolidated Balance Sheets (unaudited)

(expressed in Canadian dollars)

	As at June 30, 2006 $	As at December 31, 2005 $
ASSETS		
Current assets		
Cash and cash equivalents (note 4)	2,346,599	4,667,799
Amounts receivable (note 5)	1,637,763	1,378,788
Prepaid expenses	176,903	111,849
	4,161,265	6,158,436
Mineral properties (note 6)	6,207,770	4,432,659
Property, plant and equipment (less accumulated depreciation of $1,667 ; $1,311 in 2005)	2,014	2,370
	10,371,049	10,593,465
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities (note 7)	483,983	260,779
Long term liabilities		
Future income taxes	1,567,714	1,567,714
	2,051,697	1,828,493
SHAREHOLDERS' EQUITY		
Share capital (note 8)	9,923,696	9,878,696
Stock options (note 9)	588,912	550,618
Warrants (note 10)	1,624,026	1,624,026
Contributed surplus	63,006	63,006
Deficit	(3,880,288)	(3,351,374)
	8,319,352	8,764,972
	10,371,049	10,593,465

Going concern (note 2)

Contingency (note 14)

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved by the Board of Directors,

(signed) Joseph J. Baylis
Joseph J. Baylis, Director

(signed) Douglas A.C. Davis
Douglas A.C. Davis, Director

MANICOUAGAN MINERALS INC.

(An exploration company)

Interim Consolidated Statements of Deficit (unaudited)

(expressed in Canadian dollars)

	For the three-month period ended June 30,		For the six-month period ended June 30,	
	2006 $	2005 $	2006 $	2005 $
Balance - Beginning of period	3,559,113	2,958,976	3,351,374	2,411,233
Net loss for the period	321,175	181,253	528,914	728,996
Balance - End of period	3,880,288	3,140,229	3,880,288	3,140,229

Interim Consolidated Statements of Contributed Surplus (unaudited)

(expressed in Canadian dollars)

	For the three-month period ended June 30,		For the six-month period ended June 30,	
	2006 $	2005 $	2006 $	2005 $
Balance - Beginning of period	63,006	57,564	63,006	45,186
Warrants matured or cancelled during the period	-	-	-	12,378
Balance - End of period	63,006	57,564	63,006	57,564

The accompanying notes are an integral part of these interim consolidated financial statements.

MANICOUAGAN MINERALS INC.

(An exploration company)

Interim Consolidated Statements of Earnings (unaudited)

(expressed in Canadian dollars)

	For the three-month period ended June 30,		For the six-month period ended June 30,	
	2006	2005	2006	2005
	$	$	$	$
Interest income	26,736	46,001	61,289	72,752
Expenses				
Management fees	74,950	47,050	126,181	92,900
Professional fees	109,014	94,641	155,573	127,038
Salary and employee benefits	14,539	14,425	32,627	27,107
Stock-based compensation costs	3,060	12,803	38,294	291,654
Tax on flow-through shares	69,216	20,593	88,172	48,327
Regulatory and transfer agent fees	10,166	8,730	25,068	23,177
Shareholder information	13,857	9,775	19,523	17,608
Insurance	6,948	2,339	13,965	2,339
Rent	2,250	2,250	4,500	4,200
Travelling and promotion	19,187	7,438	45,680	16,293
Telecommunications	2,162	1,652	4,029	4,146
Office expenses	5,048	5,032	7,643	8,913
Depreciation of property, plant and equipment	178	165	356	272
Bank charges	546	361	1,268	1,244
Cost of mineral properties abandoned	16,790	-	27,324	197,127
	347,911	227,254	590,203	862,345
Loss before income taxes	(321,175)	(181,253)	(528,914)	(789,593)
Future income taxes	-	-	-	(60,597)
Net loss for the period	(321,175)	(181,253)	(528,914)	(728,996)
Basic and diluted net loss per share (note 15)	(0.00)	(0.00)	(0.01)	(0.01)

The accompanying notes are an integral part of these interim consolidated financial statements.

MANICOUAGAN MINERALS INC.

(An exploration company)

Interim Consolidated Statements of Cash Flows (unaudited)

(expressed in Canadian dollars)

	For the three-month period ended June 30,		For the six-month period ended June 30,	
	2006	2005	2006	2005
	$	$	$	$
Cash flows from operating activities				
Net loss for the period	(321,175)	(181,253)	(528,914)	(728,996)
Items not affecting cash and cash equivalents				
Depreciation of property, plant and equipment	178	165	356	272
Stock-based compensation costs	3,060	12,803	38,294	291,654
Future income taxes	-	-	-	(60,597)
Cost of mineral properties abandoned	16,790	-	27,324	197,127
	(301,147)	(168,285)	(462,940)	(300,540)
Net change in non-cash working capital items (note 11)	74,036	(53,915)	176,655	(334,911)
	(227,111)	(222,200)	(286,285)	(635,451)
Cash flows from financing activities				
Issuance of shares and warrants	-	-	-	4,525,000
Share issue expenses	(36,870)	(206,813)	(36,870)	(590,453)
	(36,870)	(206,813)	(36,870)	3,934,547
Cash flows from investing activities				
Acquisition of mineral properties and exploration costs	(1,317,058)	(1,128,294)	(1,999,069)	(1,337,712)
Tax credits received relating to exploration costs applied against mineral properties	1,024	-	1,024	-
Additions to property, plant and equipment	-	-	-	(1,931)
	(1,316,034)	(1,128,294)	(1,998,045)	(1,339,643)
Net change in cash and cash equivalents	(1,580,015)	(1,557,307)	(2,321,200)	1,959,453
Cash and cash equivalents - Beginning of period	3,926,614	8,298,137	4,667,799	4,781,377
Cash and cash equivalents - End of period	2,346,599	6,740,830	2,346,599	6,740,830
Additional information				
Acquisition of mineral properties and exploration costs included in accounts payable and accrued liabilities	210,130	427,317	210,130	427,317
Acquisition of mineral property paid in shares	45,000	-	45,000	-
Tax credits related to exploration costs applied against mineral properties	75,673	-	300,304	-
Future income taxes accounted for as share issue expenses	-		-	229,859
Fair value of the warrants accounted for as share issue expenses	-	-	-	125,944

The accompanying notes are an integral part of these interim consolidated financial statements.

1 Nature of operations

The company was incorporated under the *Canada Business Corporations Act* on July 25, 2001. On November 19, 2004, the company changed its corporate name from Gyzer Capital Inc. to Manicouagan Minerals Inc. The principal activities of the company comprise the acquisition and exploration of mineral properties.

2 Going concern

These interim unaudited consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern. The use of generally accepted accounting principles applicable to a going concern can be inappropriate because there is significant doubt about the appropriateness of the assumption.

These interim unaudited consolidated financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used, that would be necessary were the going concern assumption inappropriate, and such adjustments could be material. Management did not make these adjustments because it believes in the going concern assumption.

The company has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties. The company will periodically have to raise additional funds to continue operations, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.

Although the company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

3 Interim financial information

The financial information as at June 30, 2006 and for the three-month and the six-month periods ended June 30, 2006 and 2005 is unaudited. However, in the opinion of management, all adjustments necessary to present fairly the results of these periods have been included. The adjustments made were of normal recurring nature. Interim results may not necessarily be indicative of results anticipated for the year.

These interim unaudited consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and use the same accounting policies and methods used in the preparation of the company's most recent annual consolidated financial statements. These interim unaudited consolidated financial statements should be read in conjunction with the company's most recent annual consolidated financial statements.

(expressed in Canadian dollars)

4 Cash and cash equivalents

	As at June 30, 2006 $	As at December 31, 2005 $
Cash and cash equivalents	1,002,282	1,536,411
Exploration funds	1,344,317	3,131,388
	2,346,599	4,667,799

Exploration funds are composed of cash and bankers' acceptances and represent the unexpended proceeds of flow-through financing under the terms of which the company committed to spending the amounts on the exploration of mineral properties.

5 Amounts receivable

	As at June 30, 2006 $	As at December 31, 2005 $
Interest receivable	2,647	7,919
Commodity taxes receivable (GST and QST)	151,751	186,784
Credit on duties refundable for losses	269,198	216,629
Refundable tax credit for resources	1,214,167	967,456
	1,637,763	1,378,788

(expressed in Canadian dollars)

6 Mineral properties

June 30, 2006

	Undivided interest %	Balance as at January 1, 2006 $	Costs incurred $	Mineral properties abandoned $	Tax credits $	Balance as at June 30, 2006 $
Manicouagan (2,882 claims)						
Mineral property	100	164,976	-	(27,324)	-	137,652
Exploration costs		4,267,683	1,621,073	-	(250,557)	5,638,199
		4,432,659	1,621,073	(27,324)	(250,557)	5,775,851
Mouchalagane (58 claims)						
Mineral property	100	-	45,754	-	-	45,754
Exploration costs		-	135,912	-	(49,747)	86,165
		-	181,666	-	(49,747)	131,919
Brabant Lake (21 claims)						
Mineral property	100	-	300,000	-	-	300,000
Exploration costs		-	-	-	-	-
		-	300,000	-	-	300,000
		4,432,659	2,102,739	(27,324)	(300,304)	6,207,770

Mouchalagane property

On April 18, 2006, the company acquired a 100% interest in the property by issuing 300,000 of its common shares to the vendor. In the event of production from the property, the vendor will receive a 2% net smelter return royalty, three quarters of which can be purchased from the vendor for $1.0 million within six months from the date that a production decision is announced.

The property consists of 58 map designated claims covering an area of 30 km² approximately 300 km north of Baie Comeau, Quebec. The claims are located some 100 km northwest of the company's exploration camp at the Manicouagan meteorite impact crater.

Brabant Lake property

On June 28, 2006, the company purchased a 100% interest in the property in return for a one time payment of $300,000 to Longyear Canada, ULC. No other consideration is payable to the vendor and the property is not subject to any third party royalties.

The property consists of 21 contiguous claims covering an area of approximately 4.11 km² and is located immediately east of Highway 102 some 175 km from the all services community of La Ronge, Saskatchewan.

(expressed in Canadian dollars)

December 31, 2005

	Undivided interest %	Balance as at January, 1 2005 $	Costs incurred $	Mineral properties abandoned $	Tax credits $	Balance as at December 31, 2005 $
Manicouagan (3,476 claims)						
Mineral property (Manic 3,476 claims)	100	128,288	36,688	-	-	164,976
Mineral property (Charlevoix 0 claim)	0	1,848	-	(1,848)	-	-
Exploration costs		816,708	4,656,526	-	(1,205,551)	4,267,683
		946,844	4,693,214	(1,848)	(1,205,551)	4,432,659
Baie du Nord (0 claim)						
Mineral property	0	10,874	5,000	(15,874)	-	-
Exploration costs		178,780	625	(179,405)	-	-
		189,654	5,625	(195,279)	-	-
		1,136,498	4,698,839	(197,127)	(1,205,551)	4,432,659

Detailed analysis of deferred exploration costs

	For the six-month period ended June 30, 2006 $	For the year ended December 31, 2005 $
Balance - Beginning of period	4,432,659	1,136,498
Cost of claims	345,754	41,688
Camp (construction and maintenance)	326,175	578,542
Mobilization / demobilization of personnel and equipment	354,424	662,405
Drilling	646,152	1,144,215
Geophysics	83,821	1,535,747
Analysis	5,772	2,935
Consultants	128,299	270,193
Fuel	117,255	257,744
Line cutting	44,002	58,657
Various materials	37,513	109,055
Environment	-	13,569
Communications	13,572	24,089
Tax credits	(300,304)	(1,205,551)
Mineral properties abandoned	(27,324)	(197,127)
Balance - End of period	6,207,770	4,432,659

(expressed in Canadian dollars)

7 Accounts payable and accrued liabilities

	As at June 30, 2006 $	As at December 31, 2005 $
Related parties (note 12)	38,334	19,081
Tax payable on flow-through shares	88,172	-
Other payables	357,477	241,698
	483,983	260,779

8 Share capital

Authorized

Unlimited number of common shares without par value

Variation of issued and fully paid share capital

	For the six-month period ended June 30, 2006		For the year ended December 31, 2005	
	Number	Stated value $	Number	Stated value $
Balance - Beginning of period	84,752,000	9,878,696	53,827,000	5,957,503
Flow-through financing	-	-	16,800,000	3,200,000
Non flow-through financing*	-	-	12,500,000	1,820,000
Exercise of stock options	-	-	125,000	25,000
Exercise of warrants	-	-	1,500,000	256,394
Acquisition of a mineral property	300,000	45,000	-	-
	85,052,000	9,923,696	84,752,000	11,258,897
Share issue expenses	-	-	-	(1,380,201)
Balance - End of period	85,052,000	9,923,696	84,752,000	9,878,696

*Non flow-through financing is presented net of the fair value of the related warrants totalling $680,000 in 2005, which has been determined using the Black-Scholes model (note 10).

(expressed in Canadian dollars)

9 Stock option plan

The company maintains a stock option plan whereby certain key employees, officers, directors and consultants may be granted stock options for common shares of the company. The maximum number of common shares that is issuable under the plan was fixed at 10% of the number of common shares issued and outstanding (maximum 5% of the number of common shares issued and outstanding may be held by any one person). Options expire after a maximum period of five years following the date of grant and generally vest upon granting with some exception.

The following table summarizes information about outstanding and exercisable stock options recorded under Shareholders' Equity during the periods ended June 30, 2006 and December 31, 2005:

	For the six-month period ended June 30, 2006			For the year ended December 31, 2005		
	Number	Carrying value $	Weighted average exercise price $	Number	Carrying value $	Weighted average exercise price $
Outstanding - Beginning of period	5,225,000	550,618	0.29	2,900,000	240,724	0.29
Adjustment to options granted in 2005	-	34,214	-	-	-	-
Granted	750,000	4,080	0.10	2,450,000	309,894	0.29
Exercised	-	-	-	(125,000)	-	0.20
Outstanding - End of period	5,975,000	588,912	0.27	5,225,000	550,618	0.29
Exercisable - End of period	5,225,000	584,832	0.29	5,225,000	550,618	0.29

On March 6, 2006, the company granted 750,000 stock options at an exercice price of $0.10 per share. These options will generate aggregate stock-based compensation cost of $36,825. This cost will be amortized on a straight-line basis over their vesting period, being 36 months.

(expressed in Canadian dollars)

The following table summarizes information about outstanding and exercisable stock options as at June 30, 2006:

	Options outstanding			
	Exercise price $	Number	Weighted average remaining contractual life (years)	Weighted average exercise price $
Directors and officers	0.10	750,000	2.68	0.10
Directors and officers	0.20	325,000	2.97	0.20
Directors and officers	0.30	3,825,000	3.46	0.30
Employee	0.30	50,000	3.55	0.30
Consultants	0.30	1,025,000	1.14	0.30
		5,975,000		

	Options currently exercisable			
	Exercise price $	Number	Weighted average remaining contractual life (years)	Weighted average exercise price $
Directors and officers	0.20	325,000	2.97	0.20
Directors and officers	0.30	3,825,000	3.46	0.30
Employee	0.30	50,000	3.55	0.30
Consultants	0.30	1,025,000	1.14	0.30
		5,225,000		

(expressed in Canadian dollars)

The fair value of options granted during the periods ended June 30, 2006 and December 31, 2005 was estimated using the Black-Scholes model with the following weighted average assumptions:

	2006	2005
Risk-free interest rate	4.00%	3.70%
Expected volatility	70%	70%
Dividend yield	Nil	Nil
Weighted average life	36 months	60 months
Weighted average fair value on the granting date	$0.0491	$0.1405

The Black-Scholes model was developed for use in estimating the fair value of traded options which have no vesting restrictions, and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the stock options granted to key employees, officers, directors and consultants have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide an accurate single measure of the fair value of stock options granted to key employees, officers, directors and consultants.

10 Warrants

The following table summarizes the variation of warrants recorded under Shareholders' Equity during the periods ended June 30, 2006 and December 31, 2005:

	For the six-month period ended June 30, 2006			For the year ended December 31, 2005		
	Number	Carrying value $	Weighted average exercise price $	Number	Carrying value $	Weighted average exercise price $
Outstanding and exercisable - Beginning of period	17,870,660	1,624,026	0.24	11,132,569	731,796	0.24
Granted pursuant to private placement	-	-	-	6,250,000	680,000	0.25
Granted following the exercise of an over-allotment option	-	-	-	750,000	78,000	0.25
Granted as compensation to the agents	-	-	-	2,085,000	186,444	0.20
Exercised	-	-	-	(1,500,000)	(34,394)	0.20
Matured or cancelled	-	-	-	(846,909)	(17,820)	0.30
Outstanding and exercisable - End of period	17,870,660	1,624,026	0.24	17,870,660	1,624,026	0.24

(expressed in Canadian dollars)

The following table summarizes information about outstanding and exercisable warrants as at June 30, 2006:

Exercise price	Number	Weighted average remaining contractual life (years)
$0.15	1,000,000	1.48
$0.20	2,106,160	0.48
$0.25	14,764,500	0.48
	17,870,660	

The fair value of warrants granted during the year ended December 31, 2005 was estimated using the Black-Scholes model with the following weighted average assumptions:

	2005
Risk-free interest rate	3.17%
Expected volatility	70%
Dividend yield	Nil
Weighted average expected life	22 months
Weighted average fair value on the granting date	$0.1030

11 Net change in non-cash working capital items

	For the three-month period ended June 30,		For the six-month period ended June 30,	
	2006 $	2005 $	2006 $	2005 $
Amounts receivable	949	(187,304)	40,305	(184,292)
Prepaid expenses	(66,571)	2,144	(65,054)	(37,464)
Accounts payable and accrued liabilities	139,658	131,245	201,404	(113,155)
	74,036	(53,915)	176,655	(334,911)

(expressed in Canadian dollars)

12 Related party transactions

The company entered into the following transactions with companies controlled by directors and/or officers:

	For the three-month period ended June 30,		For the six-month period ended June 30,	
	2006	2005	2006	2005
	$	$	$	$
Exploration costs	7,800	25,200	19,600	42,600
Management fees	62,450	26,800	95,681	43,400
	70,250	52,000	115,281	86,000

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

13 Commitment

On February 10, 2005, the company entered into an office lease, which expires on February 28, 2007. The company's aggregate minimum commitment under this lease amounts to $10,500. The minimum annual instalments under this lease amount to $9,000 in 2006 and $1,500 in 2007. This lease is renewable following a three-month notice prior to its expiry date.

14 Contingency

Subsequent to the end of the second quarter, the federal income tax authorities have proposed adjustments primarily relating to the 2003 corporate tax return.

These adjustments relate to exploration expenses incurred in 2003 regarding the financing on December 31, 2002 and renounced that same date, on the basis that the Company had not incurred sufficient expenditures to support the renunciation.

Based upon management's opinion, $54,000 was recorded as a contingent liability in the second quarter financial statements. Late filing or penalty charges relating to this matter, if any, may become a subject of further adjustment.

15 Net loss per share

	For the three-month period ended June 30,		For the six-month period ended June 30,	
	2006	2005	2006	2005
Basic and diluted weighted average number of shares outstanding	84,982,769	74,752,000	84,868,022	66,999,652

(expressed in Canadian dollars)

For the three-month and six-month periods ended June 30, 2006 and 2005, the diluted net loss per share was the same as the basic net loss per share since the dilutive effect of stock options and warrants was not included in the calculation; otherwise, the effect would have been anti-dilutive. Accordingly, the diluted net loss per share for those periods was calculated using the basic weighted average number of shares outstanding.

However, should the company's basic earnings per share have been positive, the stock options exercisable at an exercise price lower than $0.13 for 2006 and $0.23 for 2005 would have been dilutive and would have resulted in the addition respectively of 190,299 shares and 137,332 shares for the three-month and six-month periods ended June 30, 2006 (nil and 17,704 in 2005); furthermore, the warrants exercisable at an exercise price lower than $0.13 for 2006 and $0.23 for 2005 would have been dilutive and would have resulted in the addition respectively of nil shares and nil shares for the three-month and six-month periods ended June 30, 2006 (nil and 295,387 in 2005) to the weighted average number of shares outstanding used in the diluted earnings per share calculation.

16 Subsequent event

Acquisition of mineral property - Lac Maugue

On June 27, 2006, the company has entered into a letter of intent with the Labrador Silver Syndicate to acquire 100% interest in the Lac Maugue Copper-Silver property in the Dunphy-Romanet Lake area of the central Labrador Trough region of Quebec.

The property consists of 88 map designated claims covering an area of approximately 42.25 km² situated near Lac Maugue approximately 160 km northwest of all services town of Schefferville, Quebec.

The letter of intent provides for a payment to Labrador Silver Syndicate of $50,000 and the issuance of 500,000 shares on closing and a further payment of $50,000 and the issuance of an additional 500,000 shares one year from closing to earn a 100% interest in the property subject to a 3% Net Smelter Return royalty (NSR) of which 2/3 of the 3% NSR may be bought out for $2,000,000. The NSR applies to the Lac Maugue property as well as to any other claims acquired by the company or the Labrador Silver Syndicate 10 km of the outer boundary of the existing 88 claims .

On July 31, 2006, the acquisition of the property was completed as provided for in the letter of intent on June 27, 2006.

The company has map designated an additionnal 470 claims covering approximately 225.60 km² way of map designated to secure selected areas of geological interest which are considered to have potential to host sedimentary hosted copper-silver deposits similar to the occurrences at Lac Maugue. The majority of these claims lie within the 10 km area of interest created by the Lac Maugue letter of intent with the Labrador Silver Syndicate. Following closing of the agreement and the registration and acceptance of these claims by the Province of Quebec, the company will grant the Labrador Silver syndicate a 1% NSR royalty in the portion of the 470 map designated claims falling outside of the 10 km area of interest.

17 Comparative figures

Certain comparative figures have been reclassified in order to conform with the current period presentation.

Manicouagan Minerals Inc.
Management's Discussion and Analysis
(Expressed in Canadian dollars)

For the Period Ended June 30, 2006

This Management Discussion and Analysis ("MD&A") is intended to supplement the consolidated financial statements and notes of Manicouagan Minerals Inc. (the "Company") thereto for the period ended June 30, 2006 and compares the financial results of the second quarter of 2006 with those of the comparative quarter in 2005. This MD&A is dated as of August 23, 2006 and financial data contained herein is unaudited and has been prepared by management in accordance with Canadian Generally Accepted Accounting Principles. The Company's public filings, including its most recent consolidated financial statements can be reviewed on the SEDAR website (www.sedar.com). Except as discussed below, all other factors referred to and discussed as at December 31, 2005 remain substantially unchanged.

All figures and discussions presented in this Management's Discussion and Analysis reflect the consolidated figures and plans of the Company and its subsidiary, Manicouagan Resources Inc. ("MRI"), except where otherwise noted.

Project Activity

Mineral Properties	Location	Interest	Area
Manicouagan	Rene-Levasseur Island, Quebec	100% (2,882 claims)	1,849 sq.km
Mouchalagane	Rene-Levasseur Island, Quebec	100% (58 claims)	30 sq.km
Brabant Lake	Brabant Lake, Saskatchewan	100% (21 claims)	4.11 sq.km
Lac Maugue	Dunphy-Romanet Lake, Quebec	100% (88 claims)	42.25 sq.km

Manicouagan Project

As of June 30, 2006 the Company's Manicouagan Project consisted of 2,882 claims. Since then 550 claims have been, or are in the process of being, renewed and 201 claims have been allowed to lapse. Currently the project consists of 2,681 claims. The claims are 100% owned by the Company and are situated in the interior and the periphery of the Manicouagan Crater which is approximately 300 km due north of Baie-Comeau, Quebec. The minimum work requirement to keep these claims in good standing is to expend an amount of $1,200 over a two-year period on each claim and to pay a renewal fee of either $48 or $96.

On June 22, 2006, the Company announced the results from the winter drill program at the crater. The program tested a number of coincident magnetic and electromagnetic anomalies as well as several deep geophysical (magnetotelluric) anomalies within the inner cater. The program consisted of nine new diamond drill holes as well as the extension of one drill hole that had not been completed in 2005. Drilling totaled 4,321 metres.

Final assay results indicate that these holes did not intersect any economic mineralization.

However, certain holes did contain anomalous geochemical values. Diamond drill hole 06-08 which was designed to test a deep magnetotelluric anomaly within the inner crater intersected anomalous values of 1095 ppm (parts per million) of copper mineralization over 0.10 metres in Melt Sheet rocks at a depth of 558.5 metres. At a depth of 1103.4 metres this hole also

contained 2050 ppm of copper mineralization over 0.27 metres. The hole intersected the deepest section of Melt Sheet rock (1200 metres plus) encountered to date in the crater.

Three diamond drill holes (05-12, 05-15 and 06-07) on the western side of Rene-Levasseur Island also contained anomalous geochemical values. These three holes are interpreted to fall within a wide concentric fault zone that appears to follow the circumference of the island. Anomalous values were obtained within a brecciated graphitic fault zone in metasediments containing 5-15% sulphides in each of these drill holes.

Drill hole 05-12 from 110 to 113 metres returned 800 ppm copper in altered and vesicular mafic gneiss (2% sulphides). From 113 to 121 metres this hole contained 500 ppm copper, 200 ppm nickel and 1500 ppm zinc.

Drill hole 06-07 from 192.5 to 211.3 metres contained 300ppm copper including a 0.4 metre interval containing 0.10 ppb (parts per billion) platinum and 0.08 ppb palladium.

Drill hole 05-15 from 144.0 to 149.0 metres returned 500 ppm copper, 1400 ppm zinc, 200 ppm nickel, 0.03 ppb platinum, and 0.02 ppb palladium.

Sulphide mineralization has been intersected in inclusions and in the Manicouagan Melt Sheet itself although background base metal values in the melt sheet are quite low. Low background base metal values are also characteristic of the Sudbury Melt Sheet in Sudbury, Ontario.

To date, a number of the sulphides intersected in the footwall rocks near the periphery of the island such as the graphite schists found in diamond drill holes 05-12, 05-15 and 06-07 are highly anomalous in base metals and platinum group elements. The presence of sulphides in the footwall rocks suggests that such sulphides may have been incorporated in the Manicouagan Melt Sheet during its formation and supports the possibility that these sulphides may have been further concentrated into sulphide bodies within the Manicouagan Melt Sheet.

Expenditures of $1,621,073 have been incurred as at June 30, 2006. Work during the summer of 2006 will be focused on compiling and re-evaluating results to date supplemented with the selective examination of the melt sheet – basement contact in areas where it has been exposed. Also, a number of holes that have been drilled will be tested using down hole pulse EM. It is anticipated that a further $100,000 will be expended on the property during the second half of 2006.

Mouchalagne Copper/Nickel Property

On April 18, 2006, the Company announced the acquisition of the Mouchalagane Copper/Nickel Property. The property consists of 58 map designated claims covering an area of 30 sq.km approximately 300 km north of Baie-Comeau, Québec. The claims are located some 100 km northwest of Company's exploration camp at the Manicouagan Project. The Company acquired a 100 percent interest in the claims by issuing 300,000 of its common shares at a price of $0.15 per share to the vendor. In the event of production from the property, the vendor will receive a 2% net smelter return royalty, three quarters of which can be purchased from the vendor for $1,000,000 within six months from the date that a production decision is announced.

Prospecting on the Mouchalagane Property on behalf of the vendor resulted in the discovery of two base metal surface showings and one gold surface showing. Nine grab samples from the Dernier Chance showing averaged 1.76% copper, 1.04% nickel, 1.5 gm. per tonne palladium, and 0.3 gm. per tonne platinum. The samples ranged from 0.30% to 3.51% copper, 0.48% to 1.38% nickel, 0.94 to 2.12 gm. per tonne palladium and 0.12 to 0.82 gm. per tonne platinum.

The second showing is located at Corbeau 2, approximately 100 metres northeast of the Dernier Chance showing where one grab sample returned 2.74 gm. per tonne gold.

The third showing is at Mouche, about 600 metres southeast of Dernier Chance where five grab samples averaged 0.39% copper and 0.08% nickel. The samples ranged from 0.18% to 0.98% copper and 0.06% to 0.17% nickel. The showings are located within ultramafic volcanic rocks near a metasedimentary contact.

The results of the previously completed work have not yet been verified by the Company.

On May 10, 2006 the Company announced that it had acquired an airborne survey identifying geophysical anomalies coincident with the main copper/nickel showing on the Mouchalagane Property. The THEM (Transient Helicopter Electro Magnetic) survey was flown in 2004 for a third party and the resulting proprietary data was purchased by the Company.

Analysis of the survey data reveals that the Mouchalagane Property hosts at least seven parallel shallow EM (electromagnetic) conductors located in the vicinity of the two previously announced copper/nickel showings. A portion of an 800 metre long EM conductor and coincident zone of high magnetic susceptibility is underlain by the Dernier Chance showing. The EM anomalies identified by the survey occur within a two kilometre long section across the formational strike of the rocks and entirely within the Mouchalagane Property.

The Company has commenced an initial program of trenching and sampling on the Mouchalagane Property in the second quarter. Expenditures on the Mouchalagane Property to June 30, 2006 totaled $135,912. Additional work on the property during the months of July and August will consist of geological mapping and rock sampling, detailed and property wide soil sampling as well as ground geophysical surveys at an estimated cost of $150,000.

Brabant Lake Zinc Property

On June 28, 2006, the Company announced the purchase of a 100 percent interest in the Brabant Lake Zinc property which contains the McKenzie zinc, copper, silver deposit from Longyear Canada, ULC. The property consists of 21 contiguous claims registered as ML 5054 covering an area of approximately 411 hectares and is located immediately east of Highway 102 some 175 km from the all services community of La Ronge, Saskatchewan.

The Company purchased a 100% interest in the property in return for a one time payment of $300,000 to Longyear Canada, ULC. No other consideration is payable to the vendor and the property is not subject to any third party royalties.

In 1994, a preliminary resource inventory (Stewart, P.W. et al 1994) was completed incorporating data available from 72 drill holes. This historical mineral resource inventory was estimated to be 4,857,851 tonnes grading 5.19% zinc, 0.59% copper, 22.59 grams per tonne silver, 0.22 grams per tonne gold and 0.28% lead. This resource inventory was calculated using the polygonal plan method, using minimum criteria of 2% zinc over a width of at least 3 metres and a specific gravity of 3.0.

The McKenzie deposit was originally discovered by prospector Lawrence McKenzie in 1956 and the last reported work on the property was completed in 1993. The deposit occurs within a homoclinal sequence of northeast striking and moderately west dipping gneisses. The McKenzie Deposit consists of three stacked zones of sulphide mineralization comprising the Hanging Wall, Upper and Lower Zones. Each zone strikes northeast, dips moderately west-northwest and is approximately 5 metres wide.

Of particular significance is the Lower Zone which is relatively unexplored and where drilling in 1993 intersected higher than average base metal grades. (Hole BR-196-8: 13.92 % Zn, 0.83% Cu over 6.3 metres of core length with an estimated true width of 5.3 metres) This intersection is stored in the Saskatchewan Energy and Mines Core Library in La Ronge and has been viewed by the Company's Qualified Person who can confirm the down hole width and approximate tenor of the mineralization.

Grade and tonnage estimates for the Brabant Lake Zinc property and the McKenzie deposit presented in this report are historical in nature and predate, and are noncompliant with NI 43-101 and should not be relied on except to represent an order-of-magnitude estimate of mineral resources. Manicouagan believes that the estimates are based on reliable information prepared by reputable individuals using accurate analytical techniques. Manicouagan Minerals will be re-evaluating all analytical and drill data to make the historical estimates conform to the CIM Standards for Mineral Resource and Mineral Reserve estimates.

The area surrounding the Brabant Lake Zinc property is the subject of a native land claim dating back to the mid 1980's. The Brabant Lake Zinc property predates the claim and as such the property is grandfathered. Any agreements relating to surface access that are of a duration of less than one year can be entered into with the Province of Saskatchewan subject to consultation with the Peter Ballantyne Band whereas agreements having a duration of more than a year require the prior consent of the Band.

No work has been done on the property since the early 1990s. The Company has initiated an independent NI 43-101 compliant resource estimate. The Company will also establish a cut line grid on the property to facilitate re-locating historical drill hole collars and property monuments as well as to provide horizontal control for future work including drilling. It is anticipated that this work will entail expenditures of $90,000 during the second half of 2006.

Lac Maugue Copper/Silver Property

The Company announced on July 31, 2006 that it had completed the acquisition of the Lac Maugue Copper Silver property in the Dunphy-Romanet Lakes area of the central Labrador Trough region of Quebec with the Labrador Silver Syndicate (LSS).

The property consists of 88 map designated claims (4,225 hectares) situated near Lac Maugue approximately 160 km northwest of the all services town of Schefferville, Quebec. The property secures an area where prospecting and trenching on behalf of Outokumpu Mines Ltd. in 1993-94 over an area underlain by magnetite rich argillite, dolomite and sandy dolomite encountered significant copper-silver mineralization in outcrop and boulders. The bedrock source of some of the boulders has yet to be discovered. One 3.19-metre section in a bedrock trench assayed 0.61% copper and 135 g/t silver including a 0.5 metre section which assayed 1.26% copper and 267 g/t silver. These assays pre date NI 43-101 and have not been verified by a Qualified Person on behalf of the Company and as such should not be relied upon.

Occurrences of copper, silver, lead, zinc, gold and other metals are widespread throughout the central Labrador Trough and the Dunphy-Romanet Lake region has known metal associations (uranium, copper, gold) and a geological environment which is indicative of potential for iron oxide copper-gold type deposits in addition to sediment-hosted copper-silver mineralization found at Lac Maugue.

In view of the geological environment and the potential for large tonnage sedimentary-hosted deposits, the Company has acquired an additional 470 claims covering approximately 225.6 sq.km by way of map designation to secure selected areas of geological interest which are considered to have potential to host sedimentary hosted copper-silver deposits similar to the occurrences at Lac Maugue. The majority of these claims lie within the 10 km Area of Interest

created by the agreement with the LSS. Following the registration and acceptance of these claims by the Province of Quebec, Manicouagan Minerals will grant the LSS a 1 percent NSR royalty in the portion of the 470 map designated claims falling outside of the 10 km area of interest

The Company has retained the services of MPH Consulting Limited to undertake the current fieldwork on the property that is now underway. Initial field work is being focused on an area 800 metres west of, and along trend with, the historic Lac Maugue copper-silver showings. Prospecting work in this latter area in the early 1990's on behalf of Outokumpu Mines Ltd. reportedly discovered mineralized boulders which assayed up to 2.32% copper and 82.5 g/t silver. The bedrock source of this material has never been discovered. These assays pre date NI 43-101 and have not been verified by a qualified person on behalf of the Company and as such should not be relied upon. Further work will include similar activities on other known showings as well as new exploration targets identified by an airborne electromagnetic (AEM) survey that will be completed over selected areas. Fugro Airborne Services have been contracted to complete the AEM survey and have commenced the project.

Exploration expenditures during the period July to December, 2006 are budgeted at $900,000 of which approximately $400,000 has being allocated to the AEM survey. This project is broad in scope and designed to systematically and effectively explore a large area where bedrock is poorly exposed but where a number of mineral showings suggest the potential for economic mineralization.

At closing, the Company made a cash payment of $50,000 and issued 500,000 shares to the LSS. The agreement provides for a further payment of $50,000 and the issuance of an additional 500,000 shares one year from closing in order for Manicouagan to earn a 100% interest in the property subject to a 3 percent Net Smelter Return (NSR) royalty of which 2/3 of the 3% NSR may be bought out for $2,000,000. The NSR applies to the Lac Maugue property as well any other claims acquired by the Company or the LSS within 10 km of the outer boundary of the existing 88 claims forming the Lac Maugue property.

Exploration programs at the Company's projects are being carried out under the supervision of Rod Thomas. Mr. Thomas, a professional geologist, has reviewed and verified the technical content of this section and qualifies under the definition of "Qualified Person" set out in National Instrument 43-101.

Corporate Activity

On May 25, 2006, at the Annual Meeting of Shareholders, Joe Baylis, President and Chief Executive Officer, indicated that the Company plans to aggressively develop a portfolio of projects that will add value, and be recognized by the market as adding value.

On May 25, 2006 the Company appointed Arthur Hampson Chief Financial Officer and Secretary and on August 23, 2006 appointed Rod Thomas, Vice President – Exploration.

Selected Financial Results

	Second Quarter 2006	First Quarter 2006	Fourth Quarter 2005	Third Quarter 2005
Income	$26,736	$34,553	$28,090	$35,836
Net loss	$321,175	$207,739	$125,408	$85,737
Net loss per share	$0.00	$0.00	$0.00	$0.00
	Second Quarter 2005	**First Quarter 2005**	**Fourth Quarter 2004**	**Third Quarter 2004**
Income	$46,001	$26,751	$70	$8
Net loss (net profit)	$181,253	$547,743	$380,862	$(57,008)
Net loss (net profit) per share	$0.00	$0.01	$0.01	$(0.00)

Financial Review of Operations

On November 19, 2004, the Company acquired all of the issued and outstanding shares of MRI. It should be noted that, for historical presentation purposes, the consolidated financial results shown for the quarter ended December 31, 2004 represent the results of MRI for the full three-month period as well as the financial results of the Company from November 20, 2004, through December 31, 2004. As MRI conducts the operations of the business of the Company, their results will be more comparable to the consolidated Company on a going forward basis. As a result, all other quarterly figures presented below are the results of MRI alone for the periods indicated.

	Second Quarter 2006	First Quarter 2006	Fourth Quarter 2005	Third Quarter 2005
Working Capital	$3,677,282	$5,089,778	$5,897,657	$5,680,532
Total Assets	$10,371,049	$10,671,412	$10,593,465	$9,763,387
Exploration Costs	$1,232,022	$870,717	$1,214,962	$1,736,104
Proceeds from stock issuances	-	-	$1,500,000	-
	Second Quarter 2005	**First Quarter 2005**	**Fourth Quarter 2004**	**Third Quarter 2004**
Working Capital	$6,582,326	$8,079,662	$4,602,441	$126,663
Total Assets	$9,846,587	$9,854,005	$6,113,073	$1,714,848
Exploration Costs	$1,364,894	$382,879	$76,442	$160,593
Proceeds from stock issuances	-	$4,525,000	$5,526,800	-

For the quarter ended June 30, 2006, the Company incurred a net loss of $321,175 compared to a net loss of $181,253 for the corresponding period in 2005. Of the loss incurred in the 2006 second quarter, the bulk of the costs related to management fees, professional fees and traveling and promotion.

For the six month period ended June 30, 2006 the Company incurred a net loss of $528,914 compared to a net loss of $728,996 for thee corresponding period in 2005. As in the second quarter comment above, the year-to-date loss for 2006 is primarily related to management fees, professional fees, and traveling and promotion. The year-to-date loss for 2005 includes $291,654 for stock-based compensation costs.

Liquidity and Capital Resources

The Company, currently debt free, has a working capital position of $3,677,282 compared to $5,897,657 on December 31, 2005. Of this amount, $1,344,317 has been reserved for flow-through exploration obligations compared to $3,131,388 at the end of 2005. As at June 30, 2006, the Company had amounts receivable totaling $1,637,763 which where comprised of commodity taxes receivable as well as tax credits refundable on allowable exploration costs. These tax credits refundable are a result of the Company's increased issuance of flow-through shares and unrenounced expenditures which generate tax credits in the province of Quebec. On July 10, 2006, the Company received a tax credit cheque for $967,456 in respect of the above noted tax credits refundable.

The Company's exploration projects are at an early stage and it has not yet been determined whether any of its properties contain economically recoverable ore. As a result, the Company has no current sources of revenue and relies on the issuance of shares to generate the funds required to further its projects. Improving industry conditions have allowed the Company to raise $5,526,800 in 2004 and $6,025,000 in 2005.

The Company believes that the current working capital of $3,677,282 is adequate to meet the Company's currently planned expenditures for 2006, fulfill its flow-through commitments and cover general overheads. The Company may seek other alternatives for financing, depending on market conditions, exploration results and opportunities available to it; however, there can be no assurance that such financing attempts will be successful.

The Company is party to a lease commitment for office space which expires on February 28, 2007. The aggregate commitment under this lease is $10,500 payable as follows:

2006	$9,000
2007	$1,500

Apart from the above lease arrangement, the Company is not party to any other lease or short or long term contractual obligations which could adversely affect its working capital.

Related Party Transactions

During the quarter ended June 30, 2006, the Company concluded transactions with companies controlled by directors and/or officers totaling $70,250 (June 30, 2005: $52,000). These transactions, which occurred in the normal course of business and which were measured at the exchange amount, relate to exploration costs as to $7,800 (2005: $25,200) and management fees as to $62,450 (2005: $26,800). As at June 30, 2006, an amount of $38,334 (December 31, 2005: $19,081) was owing to related parties. There are no contractual or other commitments resulting from these transactions.

New Accounting Policies

In January 2005, the CICA issued four new accounting standards in relation with financial instruments: Section 3855 "Financial Instruments – Recognition and Measurement", Section 3865 "Hedges", Section 1530 "Comprehensive Income" and Section 3251 "Equity".

Section 3855 expands on Section 3860 "Financial Instruments – Disclosure and Presentation", by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.

Section 3865 provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline AcG-13 "Hedging Relationships", and the hedging guidance in Section 1650 "Foreign Currency Translation" by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Section 1530 "Comprehensive Income" introduces a new requirement to temporarily present certain gains and losses outside net income. Consequently, Section 3250 "Surplus" has been revised as Section 3251 "Equity".

Sections 3855, 3865 and 1530 apply to fiscal years beginning on or after October 1, 2006. The impact of these standards has not been determined by the Company's financial management.

Outstanding Share Data

As of August 23, 2006, the following were outstanding:

• Common Shares	85,552,000
• Stock Options	5,975,000
• Warrants	17,870,660

Forward Looking Statements

This document contains forward looking statements based on the Company's current expectations. Forward looking information can often be identified for forward looking words such as "anticipate", "believe", "expect", "goal", "plan", "intend", "estimate" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.

These forward looking statements are subject to risks, uncertainties and other factors that could cause actual result to differ materially from those presented in this document. Accordingly, the Company undertakes no obligation to update forward looking statements if circumstances or managements estimates or opinions should change. Readers are cautioned not to place undue reliance on forward looking information.

FORM 52-109F2

RECEIVED
2007 MAR -9 A 11:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CERTIFICATION OF INTERIM FILINGS

I, Joseph J. Baylis, President and Chief Executive Officer of Manicouagan Minerals Inc., certify that:

1. I, have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Manicouagan Minerals Inc.** (the issuer) for the interim period ending **June 30, 2006**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Signed

Joseph Baylis
President and Chief Executive Officer

Date: August 25, 2006

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Art Hampson, Chief Financial Officer and Secretary of Manicouagan Minerals Inc., certify that:

1. I, have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Manicouagan Minerals Inc.** (the issuer) for the interim period ending **June 30, 2006**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Signed

Art Hampson
Chief Financial Officer and Secretary

Date; August 25, 2006

MANICOUAGAN MINERALS INC.

(An exploration company)

Interim Consolidated Financial Statements

September 30, 2006

MANICOUAGAN MINERALS INC.

(An exploration company)

Interim Consolidated Balance Sheets (unaudited)

(expressed in Canadian dollars)

	As at September 30, 2006 $	As at December 31, 2005 $
ASSETS		
Current assets		
Cash and cash equivalents (note 4)	1 612 080	4 667 799
Amounts receivable (note 5)	1 138 657	1 378 788
Prepaid expenses	381 463	111 849
	3 132 200	6 158 436
Mineral properties (note 6)	7 198 399	4 432 659
Property, plant and equipment (less accumulated depreciation of $2,008 ; $1,311 in 2005)	6 047	2 370
	10 336 646	10 593 465
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities (note 7)	624 018	260 779
Long term liabilities		
Future income taxes	1 567 714	1 567 714
	2 191 732	1 828 493
SHAREHOLDERS' EQUITY		
Share capital (note 8)	9 978 696	9 878 696
Stock options (note 9)	595 892	550 618
Warrants (note 10)	1 624 026	1 624 026
Contributed surplus	63 006	63 006
Deficit	(4 116 706)	(3 351 374)
	8 144 914	8 764 972
	10 336 646	10 593 465

Going concern (note 2)

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved by the Board of Directors,

(signed) Joseph J. Baylis
Joseph J. Baylis, Director

(signed) Douglas A.C. Davis
Douglas A.C. Davis, Director

MANICOUAGAN MINERALS INC.

(An exploration company)

Interim Consolidated Statements of Deficit (unaudited)

(expressed in Canadian dollars)

	For the three-month period ended September 30,		For the nine-month period ended September 30,	
	2006	**2005**	**2006**	**2005**
	$	**$**	**$**	**$**
Balance - Beginning of period	3 880 288	3 140 229	3 351 374	2 411 233
Net loss for the period	236 418	85 737	765 332	814 733
Balance - End of period	4 116 706	3 225 966	4 116 706	3 225 966

Interim Consolidated Statements of Contributed Surplus (unaudited)

(expressed in Canadian dollars)

	For the three-month period ended September 30,		For the nine-month period ended September 30,	
	2006	**2005**	**2006**	**2005**
	$	**$**	**$**	**$**
Balance - Beginning of period	63 006	57 564	63 006	45 186
Warrants matured or cancelled during the period	-	-	-	12 378
Balance - End of period	63 006	57 564	63 006	57 564

The accompanying notes are an integral part of these interim consolidated financial statements.

MANICOUAGAN MINERALS INC.

(An exploration company)

Interim Consolidated Statements of Earnings (unaudited)

(expressed in Canadian dollars)

	For the three-month period ended September 30,		For the nine-month period ended September 30,	
	2006	**2005**	**2006**	**2005**
	$	**$**	**$**	**$**
Interest income	19 376	35 836	80 665	108 588
Expenses				
Management fees	75 100	51 150	201 281	144 050
Professional fees	62 357	73 373	217 930	200 411
Salary and employee benefits	16 293	16 861	48 920	43 968
Stock-based compensation costs	6 980	-	45 274	291 654
Tax on flow-through shares	(4 710)	3 417	83 462	51 744
Regulatory and transfer agent fees	2 916	2 329	27 984	25 506
Shareholder information	5 143	3 210	24 666	20 818
Insurance	6 855	7 017	20 820	9 356
Rent	2 250	2 250	6 750	6 450
Travelling and promotion	17 465	12 972	63 145	29 265
Telecommunications	2 603	2 116	6 632	6 262
Office expenses	3 183	2 032	10 826	10 945
Depreciation of property, plant and equipment	341	165	697	437
Bank charges	1 173	721	2 441	1 965
Cost of mineral properties abandoned	57 845	-	85 169	197 127
	255 794	177 613	845 997	1 039 958
Loss before income taxes	(236 418)	(141 777)	(765 332)	(931 370)
Future income taxes	-	(56 040)	-	(116 637)
Net loss for the period	(236 418)	(85 737)	(765 332)	(814 733)
Basic and diluted net loss per share (note 14)	(0,00)	(0,00)	(0,01)	(0,01)

The accompanying notes are an integral part of these interim consolidated financial statements.

MANICOUAGAN MINERALS INC.

(An exploration company)

Interim Consolidated Statements of Cash Flows (unaudited)

(expressed in Canadian dollars)

	For the three-month period ended September 30,		For the nine-month period ended September 30,	
	2006	2005	2006	2005
	$	$	$	$
Cash flows from operating activities				
Net loss for the period	(236 418)	(85 737)	(765 332)	(814 733)
Items not affecting cash and cash equivalents				
Depreciation of property, plant and equipment	341	165	697	437
Stock-based compensation costs	6 980	-	45 274	291 654
Future income taxes	-	(56 040)	-	(116 637)
Cost of mineral properties abandoned	57 845	-	85 169	197 127
	(171 252)	(141 612)	(634 192)	(442 152)
Net change in non-cash working capital items (note 11)	(228 168)	(227 977)	(51 513)	(562 888)
	(399 420)	(369 589)	(685 705)	(1 005 040)
Cash flows from financing activities				
Issuance of shares and warrants	-	-	-	4 525 000
Share issue expenses	-	-	(36 870)	(590 453)
	-	-	(36 870)	3 934 547
Cash flows from investing activities				
Acquisition of mineral properties and exploration costs	(1 298 182)	(1 680 669)	(3 297 251)	(3 018 381)
Tax credits received relating to exploration costs applied against mineral properties	967 457	116 128	968 481	116 128
Additions to property, plant and equipment	(4 374)	-	(4 374)	(1 931)
	(335 099)	(1 564 541)	(2 333 144)	(2 904 184)
Net change in cash and cash equivalents	(734 519)	(1 934 130)	(3 055 719)	25 323
Cash and cash equivalents - Beginning of period	2 346 599	6 740 830	4 667 799	4 781 377
Cash and cash equivalents - End of period	1 612 080	4 806 700	1 612 080	4 806 700
Additional information				
Acquisition of mineral properties and exploration costs included in accounts payable and accrued liabilities	384 528	482 752	384 528	482 752
Acquisition of mineral property paid in shares	55 000	-	100 000	-
Tax credits related to exploration costs applied against mineral properties	479 106	975 922	779 410	975 922
Future income taxes accounted for as share issue expenses	-	-	-	229 859
Fair value of the warrants accounted for as share issue expenses	-	-	-	125 944

The accompanying notes are an integral part of these interim consolidated financial statements.

1 Nature of operations

The company was incorporated under the *Canada Business Corporations Act* on July 25, 2001. On November 19, 2004, the company changed its corporate name from Gyzer Capital Inc. to Manicouagan Minerals Inc. The principal activities of the company comprise the acquisition and exploration of mineral properties.

2 Going concern

These interim unaudited consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern. The use of generally accepted accounting principles applicable to a going concern can be inappropriate because there is significant doubt about the appropriateness of the assumption.

These interim unaudited consolidated financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used, that would be necessary were the going concern assumption inappropriate, and such adjustments could be material. Management did not make these adjustments because it believes in the going concern assumption.

The company has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties. The company will periodically have to raise additional funds to continue operations, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.

Although the company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

3 Interim financial information

The financial information as at September 30, 2006 and for the three-month and the nine-month periods ended September 30, 2006 and 2005 is unaudited. However, in the opinion of management, all adjustments necessary to present fairly the results of these periods have been included. The adjustments made were of normal recurring nature. Interim results may not necessarily be indicative of results anticipated for the year.

These interim unaudited consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and use the same accounting policies and methods used in the preparation of the company's most recent annual consolidated financial statements. These interim unaudited consolidated financial statements should be read in conjunction with the company's most recent annual consolidated financial statements.

(expressed in Canadian dollars)

4 Cash and cash equivalents

	As at September 30, 2006 $	As at December 31, 2005 $
Cash and cash equivalents	1 507 714	1 536 411
Exploration funds	104 366	3 131 388
	1 612 080	4 667 799

Exploration funds are composed of cash and bankers' acceptances and represent the unexpended proceeds of flow-through financing under the terms of which the company committed to spending the amounts on the exploration of mineral properties.

5 Amounts receivable

	As at September 30, 2006 $	As at December 31, 2005 $
Interest receivable	2 463	7 919
Commodity taxes receivable (GST and QST)	141 179	186 784
Credit on duties refundable for losses	347 139	216 629
Refundable tax credit for resources	647 876	967 456
	1 138 657	1 378 788

(expressed in Canadian dollars)

6 Mineral properties

September 30, 2006

	Undivided interest %	Balance as at January 1, 2006 $	Costs incurred $	Mineral properties abandoned $	Tax credits $	Balance as at September 30, 2006 $
Manicouagan (1,624 claims)						
Mineral property	100	164 976	14 784	(85 169)	-	94 591
Exploration costs		4 267 683	1 867 931	-	(318 690)	5 816 924
		4 432 659	1 882 715	(85 169)	(318 690)	5 911 515
Mouchalagane (58 claims)						
Mineral property	100	-	45 754	-	-	45 754
Exploration costs		-	406 464	-	(138 631)	267 833
		-	452 218	-	(138 631)	313 587
Lac Maugue (88 claims)						
Mineral property	100	-	105 000	-	-	105 000
Exploration costs		-	828 338	-	(322 089)	506 249
		-	933 338	-	(322 089)	611 249
Brabant Lake (21 claims)						
Mineral property	100	-	300 000	-	-	300 000
Exploration costs		-	62 048	-	-	62 048
		-	362 048	-	-	362 048
		4 432 659	3 630 319	(85 169)	(779 410)	7 198 399

Mouchalagane property

On April 18, 2006, the company acquired a 100% interest in the property by issuing 300,000 of its common shares to the vendor. In the event of production from the property, the vendor will receive a 2% net smelter return royalty, three quarters of which can be purchased from the vendor for $1.0 million within six months from the date that a production decision is announced.

The property consists of 58 map designated claims covering an area of 30 km² approximately 300 km north of Baie Comeau, Quebec. The claims are located some 100 km northwest of the company's exploration camp at the Manicouagan meteorite impact crater.

Lac Maugue property

On July 28, 2006, the company entered into an agreement to acquire 100% interest in the Lac Maugue Copper-Silver property in the Dunphy-Romanet Lake area of the central Labrador Trough region of Quebec from the Labrador Silver Syndicate.

(expressed in Canadian dollars)

The agreement provided for a payment of $50,000 and the issuance of 500,000 shares on closing and a further payment of $50,000 and the issuance of an additional 500,000 shares on July 28, 2007 to earn a 100% interest in the property subject to a 3% Net Smelter Return royalty (NSR) of which 2/3 of the 3% NSR may be bought out for $2,000,000. The NSR applies to the Lac Maugue property as well as to any other claims acquired by the company or the Labrador Silver Syndicate within 10 km of the outer boundary of the existing 88 claims .

The property consists of 88 map designated claims covering an area of approximately 42.25 km² situated near Lac Maugue approximately 160 km northwest of all services town of Schefferville, Quebec.

The company has map designated an additional 608 claims covering approximately 292.50 km² way of map designated to secure selected areas of geological interest which are considered to have potential to host sedimentary hosted copper-silver deposits similar to the occurrences at Lac Maugue. The majority of these claims lie within the 10 km area of interest created by the Lac Maugue letter of intent with the Labrador Silver Syndicate. Following closing of the agreement and the registration and acceptance of these claims by the Province of Quebec, the company will grant the Labrador Silver Syndicate a 1% NSR royalty in the portion of the 608 map designated claims falling outside of the 10 km area of interest.

Brabant Lake property

On June 28, 2006, the company purchased a 100% interest in the property in return for a one time payment of $300,000 to Longyear Canada, ULC. No other consideration is payable to the vendor and the property is not subject to any third party royalties.

The property consists of 21 contiguous claims covering an area of approximately 4.11 km² and is located immediately east of Highway 102 some 175 km from the all services community of La Ronge, Saskatchewan.

December 31, 2005

	Undivided interest %	Balance as at January, 1 2005 $	Costs incurred $	Mineral properties abandoned $	Tax credits $	Balance as at December 31, 2005 $
Manicouagan (3,476 claims)						
Mineral property (Manic 3,476 claims	100	128 288	36 688	-	-	164 976
Mineral property (Charlevoix 0 claim	0	1 848	-	(1 848)	-	-
Exploration costs		816 708	4 656 526	-	(1 205 551)	4 267 683
		946 844	4 693 214	(1 848)	(1 205 551)	4 432 659
Baie du Nord (0 claim)						
Mineral property	0	10 874	5 000	(15 874)	-	-
Exploration costs		178 780	625	(179 405)	-	-
		189 654	5 625	(195 279)	-	-
		1 136 498	4 698 839	(197 127)	(1 205 551)	4 432 659

(expressed in Canadian dollars)

Detailed analysis of deferred exploration costs

	For the nine-month period ended September 30, 2006 $	For the year ended December 31, 2005 $
Balance - Beginning of period	4 432 659	1 136 498
Cost of claims	465 538	41 688
Camp (construction and maintenance)	491 148	578 542
Mobilization / demobilization of personnel and equipment	672 878	662 405
Drilling	646 152	1 144 215
Geophysics	438 128	1 535 747
Analysis	19 954	2 935
Consultants	465 184	270 193
Fuel	235 041	257 744
Line cutting	93 352	58 657
Various materials	75 419	109 055
Environment	-	13 569
Communications	27 525	24 089
Tax credits	(779 410)	(1 205 551)
Mineral properties abandoned	(85 169)	(197 127)
Balance - End of period	7 198 399	4 432 659

7 Accounts payable and accrued liabilities

	As at September 30, 2006 $	As at December 31, 2005 $
Related parties (note 12)	16 634	19 081
Tax payable on flow-through shares	83 462	-
Other payables	523 922	241 698
	624 018	260 779

(expressed in Canadian dollars)

8 Share capital

Authorized
Unlimited number of common shares without par value

Variation of issued and fully paid share capital

	For the nine-month period ended September 30, 2006		For the year ended December 31, 2005	
	Number	Stated value $	Number	Stated value $
Balance - Beginning of period	84 752 000	9 878 696	53 827 000	5 957 503
Flow-through financing	-	-	16 800 000	3 200 000
Non flow-through financing*	-	-	12 500 000	1 820 000
Exercise of stock options	-	-	125 000	25 000
Exercise of warrants	-	-	1 500 000	256 394
Acquisition of mineral properties	800 000	100 000	-	-
	85 552 000	9 978 696	84 752 000	11 258 897
Share issue expenses	-	-	-	(1 380 201)
Balance - End of period	85 552 000	9 978 696	84 752 000	9 878 696

*Non flow-through financing is presented net of the fair value of the related warrants totalling $680,000 in 2005, which has been determined using the Black-Scholes model (note 10).

9 Stock option plan

The company maintains a stock option plan whereby certain key employees, officers, directors and consultants may be granted stock options for common shares of the company. The maximum number of common shares that is issuable under the plan was fixed at 10% of the number of common shares issued and outstanding (maximum 5% of the number of common shares issued and outstanding may be held by any one person). Options expire after a maximum period of five years following the date of grant and generally vest upon granting with some exceptions.

(expressed in Canadian dollars)

The following table summarizes information about outstanding and exercisable stock options recorded under Shareholders' Equity during the periods ended September 30, 2006 and December 31, 2005:

	For the nine-month period ended September 30, 2006			For the year ended December 31, 2005		
	Number	Carrying value $	Weighted average exercise price $	Number	Carrying value $	Weighted average exercise price $
Outstanding - Beginning of period	5 225 000	550 618	0,29	2 900 000	240 724	0,29
Adjustment to options granted in 2005	-	34 214	-	-	-	-
Granted	850 000	11 060	0,11	2 450 000	309 894	0,29
Exercised	-	-	-	(125 000)	-	0,20
Outstanding - End of period	6 075 000	595 892	0,27	5 225 000	550 618	0,29
Exercisable - End of period	5 325 000	588 752	0,29	5 225 000	550 618	0,29

On March 6, 2006, the company granted 750,000 stock options at an exercice price of $0.10 per share. These options will generate aggregate stock-based compensation costs of $36,825. This cost will be amortized on a straight-line basis over their vesting period, being 36 months.

On August 31, 2006, the company granted 100,000 stock options to an investor relations firm at an exercice price of $0.20 per share, having a term of one year. These options generated aggregate stock-based compensation costs of $3,920.

The following table summarizes information about outstanding and exercisable stock options as at September 30, 2006:

	Options outstanding			
	Exercise price $	Number	Weighted average remaining contractual life (years)	Weighted average exercise price $
Directors and officers	0,10	750 000	2,43	0,10
Directors and officers	0,20	325 000	2,72	0,20
Directors and officers	0,30	3 825 000	3,21	0,30
Employee	0,30	50 000	3,29	0,30
Consultants	0,20	100 000	0,92	0,20
Consultants	0,30	1 025 000	0,89	0,30
		6 075 000		

(expressed in Canadian dollars)

	Options currently exercisable			
	Exercise price $	Number	Weighted average remaining contractual life (years)	Weighted average exercise price $
Directors and officers	0,20	325 000	2,72	0,20
Directors and officers	0,30	3 825 000	3,21	0,30
Employee	0,30	50 000	3,29	0,30
Consultants	0,20	100 000	0,92	0,20
Consultants	0,30	1 025 000	0,89	0,30
		5 325 000		

The fair value of options granted during the periods ended September 30, 2006 and December 31, 2005 was estimated using the Black-Scholes model with the following weighted average assumptions:

	2006	2005
Risk-free interest rate	3,99%	3,70%
Expected volatility	70%	70%
Dividend yield	Nil	Nil
Weighted average life	33 months	60 months
Weighted average fair value on the granting date	$0,0479	$0,1405

The Black-Scholes model was developed for use in estimating the fair value of traded options which have no vesting restrictions, and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the stock options granted to key employees, officers, directors and consultants have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide an accurate single measure of the fair value of stock options granted to key employees, officers, directors and consultants.

(expressed in Canadian dollars)

10 Warrants

The following table summarizes the variation of warrants recorded under Shareholders' Equity during the periods ended September 30, 2006 and December 31, 2005:

	For the nine-month period ended September 30, 2006			For the year ended December 31, 2005		
	Number	**Carrying value $**	**Weighted average exercise price $**	**Number**	**Carrying value $**	**Weighted average exercise price $**
Outstanding and exercisable - Beginning of period	17 870 660	1 624 026	0,24	11 132 569	731 796	0,24
Granted pursuant to private placement	-	-	-	6 250 000	680 000	0,25
Granted following the exercise of an over-allotment option	-	-	-	750 000	78 000	0,25
Granted as compensation to the agents	-	-	-	2 085 000	186 444	0,20
Exercised	-	-	-	(1 500 000)	(34 394)	0,20
Matured or cancelled	-	-	-	(846 909)	(17 820)	0,30
Outstanding and exercisable - End of period	17 870 660	1 624 026	0,24	17 870 660	1 624 026	0,24

The following table summarizes information about outstanding and exercisable warrants as at September 30, 2006:

Exercise price	**Number**	**Weighted average remaining contractual life (years)**
$0,15	1 000 000	1.23
$0,20	2 106 160	0.23
$0,25	14 764 500	0.23
	17 870 660	

(expressed in Canadian dollars)

The fair value of warrants granted during the year ended December 31, 2005 was estimated using the Black-Scholes model with the following weighted average assumptions:

	2005
Risk-free interest rate	3,17%
Expected volatility	70%
Dividend yield	Nil
Weighted average expected life	22 months
Weighted average fair value on the granting date	$0,1030

11 Net change in non-cash working capital items

	For the three-month period ended September 30,		For the nine-month period ended September 30,	
	2006 $	2005 $	2006 $	2005 $
Amounts receivable	10 756	(171 160)	51 061	(355 452)
Prepaid expenses	(204 560)	(59 959)	(269 614)	(97 423)
Accounts payable and accrued liabilities	(34 364)	3 142	167 040	(110 013)
	(228 168)	(227 977)	(51 513)	(562 888)

12 Related party transactions

The company entered into the following transactions with companies controlled by directors and/or officers:

	For the three-month period ended September 30,		For the nine-month period ended September 30,	
	2006 $	2005 $	2006 $	2005 $
Exploration costs	4 800	26 000	24 400	68 600
Management fees	75 100	32 400	170 781	75 800
	79 900	58 400	195 181	144 400

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(expressed in Canadian dollars)

13 Commitment

The company has entered into two office leases, expiring on February 28, 2007 and on September 30, 2009. The minimum annual instalments under theses leases are on September 30, 2006:

Year	$
2006	11 105
2007	54 630
2008	53 130
2009	39 848

Leases are renewable following a three-month notice prior to their expiry date.

14 Net loss per share

	For the three-month period ended September 30,		For the nine-month period ended September 30,	
	2006	**2005**	**2006**	**2005**
Basic and diluted weighted average number of shares outstanding	85 399 826	74 752 000	85 047 238	69 612 165

For the three-month and nine-month periods ended September 30, 2006 and 2005, the diluted net loss per share was the same as the basic net loss per share since the dilutive effect of stock options and warrants was not included in the calculation; otherwise, the effect would have been anti-dilutive. Accordingly, the diluted net loss per share for those periods was calculated using the basic weighted average number of shares outstanding.

However, should the company's basic earnings per share have been positive, the stock options exercisable at an exercise price lower than $0.14 for 2006 and $0.22 for 2005 would have been dilutive and would have resulted in the addition respectively of 202,555 shares and 160,329 shares for the three-month and nine-month periods ended September 30, 2006 (nil and 9,973 in 2005); furthermore, the warrants exercisable at an exercise price lower than $0.14 for 2006 and $0.22 for 2005 would have been dilutive and would have resulted in the addition respectively of nil shares and nil shares for the three-month and nine-month periods ended September 30, 2006 (nil and 163,931 in 2005) to the weighted average number of shares outstanding used in the diluted earnings per share calculation.

(expressed in Canadian dollars)

15 Subsequent event

Issuance of shares and warrants - private placement

On October 20, 2006, the company completed a private placement for gross proceeds of $1,500,000. Pursuant to this private placement, the company issued 9,999,998 units at a unit price of $0.15. Each unit consists of one flow-through common share and one-half a common share purchase warrant. Each warrant entitles the holder to acquire one common share at an exercise price of $0.30 at any time up to October 20, 2007.

In connection with the private placement, the company has paid a cash finder's fee equal to 5% of the gross proceeds, being $75,000, and issued non-transferable finder's fee options equal to 8% of the units subscribed for at the unit price of $0.15. The finder's fee options have a term of 24 months and will expire on October 20, 2008. Each finder's fee option entitles the holder, upon exercise thereof, to one common share and a one-half a common share purchase warrant, each whole warrant entitling its holder to acquire one common share at a price of $0.30 per share for a period of twenty four months and will expire on October 20, 2008.

All securities issued in the private placement are subject to a four months hold period expiring on February 20, 2007.

Granting of stock options

On November 6, 2006, the company approved the issuance of 1,140,000 stock options under the company's Stock Option Plan. These options were granted to directors, officers, consultants and an employee of the company, and are exercisable into common shares of the company at a price of $0.15 per share for a period of five years from the date of the grant.

16 Comparative figures

Certain comparative figures have been reclassified in order to conform with the current period presentation.

Manicouagan Minerals Inc.
Management's Discussion and Analysis
(Expressed in Canadian dollars)

For the Period Ended September 30, 2006

This Management Discussion and Analysis ("MD&A") is intended to supplement the consolidated financial statements and notes of Manicouagan Minerals Inc. (the "Company") thereto for the period ended September 30, 2006 and compares the financial results of the third quarter of 2006 with those of the comparative quarter in 2005. This MD&A is dated as of November 22, 2006 and financial data contained herein is unaudited and has been prepared by management in accordance with Canadian Generally Accepted Accounting Principles. The Company's public filings, including its most recent consolidated financial statements can be reviewed on the SEDAR website (www.sedar.com). Except as discussed below, all other factors referred to and discussed as at December 31, 2005 remain substantially unchanged.

All figures and discussions presented in this Management's Discussion and Analysis reflect the consolidated figures and plans of the Company and its subsidiary, Manicouagan Resources Inc. ("MRI"), except where otherwise noted.

Project Activity

Mineral Properties	Location	Interest	Area
Manicouagan	Rene-Levasseur Island, Quebec	100% (1,421 claims)	747.32 sq.km
Mouchalagane	Rene-Levasseur Island, Quebec	100% (58 claims)	30.00 sq.km
Brabant Lake	Brabant Lake, Saskatchewan	100% (21 claims)	4.11 sq.km
Lac Maugue	Dunphy-Romanet Lake, Quebec	100% (558 claims)	267.86 sq. km

Manicouagan Project

As of September 30, 2006, the Company's Manicouagan Project consisted of 1,624 claims. Since then 312 claims have been, or are in the process of being, renewed and 203 claims have been allowed to lapse. Currently the project consists of 1,421 claims. The claims are 100% owned by the Company and are situated in the interior and the periphery of the Manicouagan Crater which is approximately 300 km due north of Baie-Comeau, Quebec. The minimum work requirement to keep these claims in good standing is to expend an amount of $1,200 over a two-year period on each claim and to pay a renewal fee of either $48 or $96.

Down hole pulse-EM surveys were completed on six diamond drill holes that were designed to explore the contact between the overlying melt-rock and underlying basement. No conductive material was detected in any of the holes (MAN-06-08; MAN-05-03; MAN-05-11; MAN-06-02; MAN-06-09 & MAN-05-14) surveyed.

Selective prospecting and mapping of the melt sheet – basement contact at the margins of the Manicouagan meteorite impact crater was conducted in September and October to assist placing the geophysical and diamond drilling results in a regional context. It is hoped this work will assist in identifying a discrete area of increased prospectivity to focus future efforts.

The Company has drilled 20 holes for a total of 13,045 metres within the crater area which is over 65 km in diameter. There remain many unexplored targets. All results obtained to date are being compiled and assessed with the intention of developing a strategy to advance the project.

Expenditures of $1,867,931 have been incurred as at September 30, 2006, of which $246,858 were incurred in the third quarter. An additional $43,500 is now expected to be spent during the fourth quarter ending December 31, 2006.

Mouchalagane Copper/Nickel Property

The property consists of 58 map designated claims covering an area of 30 sq. km approximately 300 km north of Baie-Comeau, Québec. The claims are located some 100 km northwest of the Company's exploration camp at the Manicouagan Project. The Company acquired a 100 percent interest in the claims by issuing 300,000 of its common shares at a price of $0.15 per share to the vendor. In the event of production from the property, the vendor will receive a 2% net smelter return royalty, three quarters of which can be purchased from the vendor for $1,000,000 within six months from the date that a production decision is announced.

Work during the summer consisted of line cutting to establish a 30 km line grid to facilitate additional prospecting (beep map surveys, blast hole sampling), geophysical surveys (horizontal loop EM and magnetometer surveys) as well systematic geological mapping, rock and soil sampling.

During this program a number of additional massive and disseminated sulphide showings in bedrock were discovered. Grab samples, obtained under the supervision of a Qualified Person, from the Bob showing consist of both blast hole rubble and *in situ* samples (in place and undisturbed bedrock). *In situ* samples assayed up to 9.3 grams per tonne palladium, 2.8 grams per tonne platinum and 2.88% nickel (sample no. 43484).

Ground electromagnetic surveys indicate the presence of a long and continuous formational conductor generally coincident with a major east-west thrust fault that transects the property. A number of shorter strike length conductors flank the formational conductor and the Bob showing as well as a number of other showings that are proximal to or coincident with shorter strike length conductors. Sulphide mineralization in bedrock is commonly conductive and short strike length conductors constitute viable drill targets

Fieldwork on the Mouchalagane property resumed during the first week of September.

Work focused on the Bob, Feu and Dernier Chance showings, consisted of stripping and power washing in areas of shallow overburden to further expose mineralized zones to enable a systematic channel sampling program to be carried out. To date mineralization at the Bob showing has been extended for a total strike length of approximately 60 metres over widths of up to 1.12 metres. Mineralization at Feu and Dernier Chance consists of discontinuous lenses of massive pyrrhotite +/- chalcopyrite up to 0.6 metres in width and 1.0 metres in length.

Channel sample results from the current program are expected by the end of November. These results, together with the encouraging geophysical results obtained to date, will assist in the delineation of targets for drill testing in 2007.

As at September 30, 2006, the Mouchalagne Property consisted of 58 claims (3,062 hectares), and an additional thirty claims contiguous to the property have been applied for.

Expenditures on the Mouchalagane Property to September 30, 2006 totaled $406,464, of which $270,552 were incurred during the third quarter. A further $25,000 is now projected to be spent during the fourth quarter ending December 31, 2006.

Brabant Lake Zinc Property

The property consists of 21 contiguous claims registered as ML 5054 covering an area of approximately 411 hectares and is located immediately east of Highway 102 some 175 km from the all-services community of La Ronge, Saskatchewan.

Prior to the Company's acquisition of the property, the most recent phase of work on the Brabant Lake Zinc deposit was completed by Phelps-Dodge Canada (PDC) in 1992-1994. PDC drilled 11 diamond drill holes (3,043 metres in aggregate) and initiated a compilation and re-interpretation of all the drilling completed on the deposit to that point in time.

On October 12, 2006, the Company announced that it had received the NI 43-101 Technical Report from MPH Consulting Ltd. on the Brabant Lake zinc deposit. Manicouagan did not undertake a resource calculation of its own. However, MPH was of the opinion that the entire resource consisting of some 4,858,000 tonnes grading 5.19% zinc, 0.57% copper, 0.28% lead, 22.59 g/t silver and 0.22 g/t gold, as determined by PDC in 1994, can be classified as an inferred resource as defined by the CIM Standards on Mineral Resources and Reserves.

MPH concluded that the PDC resource estimate was based on a total of 43 holes at a nominal spacing of 50 metres and used a database consisting of coded data which reflects the actual drill logs and assay data and that the resource was estimated using the polygonal method in plan view with a 2% cut-off, a minimum true width of 3.0 m and Specific Gravity of 3.0. Although the resource estimate in 1994 did not attempt to identify inferred or indicated resources the well documented and systematic approach employed by PDC was sufficient to categorize the resources as inferred within the context of current NI 43-101 requirements.

MPH further concluded that the Brabant Lake property hosts a significant base metal deposit which is open down plunge and that there is excellent potential to significantly increase the size of the mineral resource. A substantial ($725,450) Phase 1 work program, consisting largely of drilling and down-hole geophysics, was recommended to verify higher grade portions of the deposit as well as to follow-up on the projected down-plunge extension of the deposit.

A 35 kilometre cut-line grid has been established over the area of the deposit and the Company has engaged Patterson Geophysics of La Ronge, Saskatchewan to commence ground geophysical work consisting of HLEM (horizontal loop electromagnetic) and magnetometer surveys.

On November 6, 2006, the Company announced that it had signed a drilling contract with Major Drilling of Winnipeg, Manitoba and had commenced drilling at its Brabant Lake zinc deposit. The planned Phase 1 program is designed to verify higher grade portions of the deposit as well as to follow-up on the projected down dip extension of the deposit.

The program is expected to take approximately six weeks to complete and assay results of drill core will be made available on an on-going basis.

Phase 1 drilling will consist of eight diamond drill holes ranging from 295 to 745 metres in depth for an expected total of 4,200 metres of NQ sized core drilling. Casing will be left in holes to facilitate down-hole pulse EM surveys to be completed at the end of the Phase I drill program. These surveys will assist in developing drill targets for Phase II drilling planned for early 2007.

Expenditures on the property to September 30, 2006 totaled $62,048. A further $791,000 is now projected to be spent during the fourth quarter ending December 31, 2006.

Lac Maugue Copper-Silver Property

On July 28, 2006, the Company acquired the Lac Maugue Copper-Silver property in the Dunphy-Romanet Lakes area of the central Labrador Trough region of Quebec from the Labrador Silver Syndicate (LSS). The property initially consisted of 88 map designated claims (4,225 hectares) situated near Lac Maugue approximately 160 km northwest of the all-services town of Schefferville, Quebec. The Company made a cash payment of $50,000 and issued 500,000 shares to the LSS. The agreement provides for a further payment of $50,000 and the issuance of an additional 500,000 shares one year from closing in order for Manicouagan to earn a 100% interest in the property subject to a 3 percent Net Smelter Return (NSR) royalty of which 2/3 of the 3% NSR may be bought out for $2,000,000. The NSR applies to the Lac Maugue property as well any other claims acquired by the Company or the LSS within 10 km of the outer boundary of the Lac Maugue property.

As at September 30, 2006, the Lac Maugue property consisted of 88 map designated claims (4,225 hectares). Subsequent to quarter end, additional claims have been acquired, bringing the total to 558 map designated claims (26,786 hectares), and an additional 138 map designated claims (6,600 hectares) have been applied for.

The property secures an area where prospecting and trenching on behalf of Outokumpu Mines Ltd. in 1993-94 over an area underlain by magnetite rich argillite, dolomite and sandy dolomite encountered significant copper-silver mineralization in outcrop and boulders.

In view of the geological environment and the potential for large tonnage sedimentary-hosted deposits, the Company has acquired an additional 608 claims covering approximately 292.50 sq. km by way of map designation to secure selected areas of geological interest which are considered to have potential to host sedimentary hosted copper-silver deposits similar to the occurrences at Lac Maugue. The majority of these claims lie within the 10 km Area of Interest created by the agreement with the LSS. Following the registration and acceptance of these claims by the Province of Quebec, Manicouagan Minerals will grant the LSS a 1 percent NSR royalty in the portion of the 608 map designated claims falling outside of the 10 km area of interest.

The regional helicopter-borne electromagnetic and magnetic survey, completed in late August, consisted of a total of 3,649 line kilometres at 300-metre line spacing. An additional 600 line kilometres of 100 metre in-fill survey was completed over areas of specific interest. The initial line spacing was purposely coarse, designed to search for large sedimentary-hosted copper deposits. In-fill flying provided detail in areas where the 300-metre survey yielded positive results. A total of approximately 100 anomalies consisting of either discrete conductors and/or conductive trends with coincident or offset magnetic associations were delineated. The latter feature may reflect an oxidation-reduction boundary that may control mineral deposition, a common feature of sedimentary hosted copper mineralization.

Following encouraging results obtained during the July field program (including a channel sample taken from trench 2006-1 on the Lac Maugue copper-silver zone that averaged 132 g/t silver, 0.86% copper over 4.85 metres), an additional 30 map designated claims were located to protect the presumed strike extension of the Lac Maugue mineralized stratigraphy which has an overall strike length in excess of three kilometres.

Field work at Lac Maugue was conducted in September. Field work to date has focused on prospecting high priority geophysical targets particularly those proximal to known showings or mineralized boulders.

Sulphide mineralization visually similar to the mineralization at Lac Maugue in bedrock and/or boulders proxima to airborne conductors has been identified and sampled. Assay results are expected to be available by early November. It is anticipated that some targets will require detailed ground geophysics to determine drill targets.

At the end of the second quarter, management budgeted exploration expenditures for the balance of the year at $900,000 of which $828,338 has been incurred by September 30, 2006. A further $70,000 is projected to be incurred during the fourth quarter ending December 31, 2006.

Exploration programs at the Company's projects are being carried out under the supervision of Rod Thomas. Mr. Thomas, a professional geologist, has reviewed and verified the technical content of this section and qualifies under the definition of "Qualified Person" set out in National Instrument 43-101.

Corporate Activity

On August 31, 2006, the Company announced that it had retained the services of Grove Communications Inc., a Toronto based firm providing corporate communications services for companies at various stages of development, specializing in the mining industry, to provide investor relations services for the Company. Grove Communications will assist Manicouagan Minerals in developing and managing the Company's corporate communications strategy and marketing plan. Manicouagan Minerals granted 100,000 options on its common shares with an exercise price of 20 cents and a term of one year as part of the compensation payable to Grove.

Manicouagan announced on October 23, 2006 that it had closed on October 20 a $1.5 million private placement with the MineralFields Group, at an amended price of $0.15 per unit. Each unit consisted of one flow through common share of Manicouagan and one-half a common share purchase warrant. Each whole warrant entitles the holder to acquire one common share of Manicouagan at a price of $0.30 per share for a period of twelve months and will expire on October 20, 2007.

In connection with the private placement, Manicouagan paid Limited Market Dealer Inc. a cash finder's fee equal to 5 percent of the gross proceeds and issued non-transferable finder's fee options equal to 8 percent of the units subscribed for at the amended unit price of $0.15. The finder's fee options have a term of 24 months and will expire on October 20, 2008. Each finders fee option entitles the holder, upon exercise thereof, to one common share of Manicouagan, and a one half a common share purchase warrant, each whole warrant entitling its holder to acquire one common share of Manicouagan Minerals Inc. at a price of $0.30 per share for a period of 24 months and will expire on October 20, 2008.

Manicouagan will use the funds for continued exploration on its Canadian properties, primarily in Saskatchewan and Quebec.

On November 6, 2006, the Company approved the issuance of 1,140,000 options under the Company's Stock Option Plan. These options were granted to directors, officers, consultants and an employee of the Company, and are exercisable into common shares of the Company at a price of $0.15 per share for a period of five years from the date of the grant.

Selected Financial Results

	Third Quarter 2006	Second Quarter 2006	First Quarter 2006	Fourth Quarter 2005
Income	$19,376	$26,736	$34,553	$28,090
Net loss	$236,418	$321,175	$207,739	$125,408
Net loss per share	$0.00	$0.00	$0.00	$0.00
	Third Quarter 2005	**Second Quarter 2005**	**First Quarter 2005**	**Fourth Quarter 2004**
Income	$35,836	$46,001	$26,751	$70
Net loss	$85,737	$181,253	$547,743	$380,862
Net loss per share	$0.00	$0.00	$0.01	$0.01

Financial Review of Operations

On November 19, 2004, the Company acquired all of the issued and outstanding shares of MRI. It should be noted that, for historical presentation purposes, the consolidated financial results shown for the quarter ended December 31, 2004 represent the results of MRI for the full three-month period as well as the financial results of the Company from November 20, 2004, through December 31, 2004. As MRI conducts the operations of the business of the Company, their results will be more comparable to the consolidated Company on a going forward basis. As a result, all other quarterly figures presented below are the results of MRI alone for the periods indicated.

	Third Quarter 2006	Second Quarter 2006	First Quarter 2006	Fourth Quarter 2005
Working Capital	$2,508,182	$3,677,282	$5,089,778	$5,897,657
Total Assets	$10,336,646	$10,371,049	$10,671,412	$10,593,465
Exploration Costs	$1,527,580	$1,232,022	$870,717	$1,214,962
Proceeds from stock issuances	-	-	-	$1,500,000
	Third Quarter 2005	**Second Quarter 2005**	**First Quarter 2005**	**Fourth Quarter 2004**
Working Capital	$5,680,532	$6,582,326	$8,079,662	$4,602,441
Total Assets	$9,763,387	$9,846,587	$9,854,005	$6,113,073
Exploration Costs	$1,736,104	$1,364,894	$382,879	$76,442
Proceeds from stock issuances	-	-	$4,525,000	$5,526,800

For the quarter ended September 30, 2006, the Company incurred a net loss of $236,418 compared to a net loss of $85,737 for the corresponding period in 2005. Of the loss incurred in the 2006 third quarter, the bulk of the costs related to management fees, professional fees and cost of mineral properties abandoned.

For the nine month period ended September 30, 2006 the Company incurred a net loss of $765,332 compared to a net loss of $814,733 for the corresponding period in 2005. As in the third quarter comment above, the year-to-date loss for 2006 is primarily related to management fees, professional fees and cost of mineral properties abandoned. The year-to-date loss for 2005 includes $291,654 for stock-based compensation costs.

Liquidity and Capital Resources

The Company, currently debt free, had a working capital position of $2,508,182 on September 30, 2006 compared to $5,897,657 on December 31, 2005. Of this amount, $104,366 is required to be spent prior to December 31, 2006 to meet the Company's flow-through exploration obligations compared to $3,131,388 at the end of 2005. As at September 30, 2006, included in the working capital position, the Company had amounts receivable totaling $1,138,657 which where comprised of commodity taxes receivable as well as tax credits refundable on allowable exploration costs. These tax credits refundable are a result of the Company's issuance of flow-through shares and unrenounced expenditures which generate tax credits in the province of Quebec.

The Company's exploration projects are at an early stage and it has not yet been determined whether any of its properties contain economically recoverable ore. As a result, the Company has no current sources of revenue and relies on the issuance of shares to generate the funds required to further its projects. Improving industry conditions have allowed the Company to raise $5,526,800 in 2004, $6,025,000 in 2005 and an additional $1,500,000 in October, 2006.

The Company believes that the current working capital at September 30, 2006 of $2,508,182, subsequently increased by net cash proceeds of $1,425,000 from the October 2006 flow through share issue, is adequate to meet the Company's currently planned expenditures for 2006, fulfill its flow-through commitments and cover general overheads. The Company may seek other alternatives for financing, depending on market conditions, exploration results and opportunities available to it; however, there can be no assurance that such financing attempts will be successful.

The Company is party to two lease commitments for office space which expire on February 28, 2007 and on September 30, 2009. The aggregate commitment under these leases is $158,713 payable as follows:

2006	$11,105
2007	$54,630
2008	$53,130
2009	$39,848

Apart from the above lease arrangements, the Company is not party to any other lease or short or long term contractual obligations which could adversely affect its working capital.

Related Party Transactions

During the quarter ended September 30, 2006, the Company concluded transactions with companies controlled by directors and/or officers totaling $79,900 (September 30, 2005: $58,400). These transactions, which occurred in the normal course of business and which were measured at the exchange amount, relate to exploration costs as to $4,800 (2005: $26,000) and management fees as to $75,100 (2005: $32,400). As at September 30, 2006, an amount of $16,634 (December 31, 2005: $19,081) was owing to related parties. There are no contractual or other commitments resulting from these transactions.

New Accounting Policies

In January 2005, the CICA issued four new accounting standards in relation with financial instruments: Section 3855 "Financial Instruments – Recognition and Measurement", Section 3865 "Hedges", Section 1530 "Comprehensive Income" and Section 3251 "Equity".

Section 3855 expands on Section 3860 "Financial Instruments – Disclosure and Presentation", by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.

Section 3865 provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline AcG-13 "Hedging Relationships", and the hedging guidance in Section 1650 "Foreign Currency Translation" by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Section 1530 "Comprehensive Income" introduces a new requirement to temporarily present certain gains and losses outside net income. Consequently, Section 3250 "Surplus" has been revised as Section 3251 "Equity".

Sections 3855, 3865 and 1530 apply to fiscal years beginning on or after October 1, 2006. The impact of these standards has not been determined by the Company's financial management.

The Company has not finished evaluating the effect of applying these new sections.

Outstanding Share Data

As of November 22, 2006, the following were outstanding:

• Common Shares	95,551,998
• Stock Options	6,415,000
• Warrants	24,070,659

Forward Looking Statements

This document contains forward looking statements based on the Company's current expectations. Forward looking information can often be identified for forward looking words such as "anticipate", "believe", "expect", "goal", "plan", "intend", "estimate" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.

These forward looking statements are subject to risks, uncertainties and other factors that could cause actual result to differ materially from those presented in this document. Accordingly, the Company undertakes no obligation to update forward looking statements if circumstances or managements estimates or opinions should change. Readers are cautioned not to place undue reliance on forward looking information.

RECEIVED
2007 MAR -9 A 11:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Joseph J. Baylis, President and Chief Executive Officer of Manicouagan Minerals Inc., certify that:

1. I, have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Manicouagan Minerals Inc.** (the issuer) for the interim period ending **September 30, 2006**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Signed

Joseph Baylis
President and Chief Executive Officer

Date: November 24, 2006

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Art Hampson, Chief Financial Officer and Secretary of Manicouagan Minerals Inc., certify that:

1. I, have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Manicouagan Minerals Inc.** (the issuer) for the interim period ending **September 30, 2006**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Signed

Art Hampson
Chief Financial Officer and Secretary

Date; November 24, 2006

MANICOUAGAN MINERALS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting of shareholders (the "**Meeting**") of Manicouagan Minerals Inc. (the "**Corporation**") will be held on Thursday, May 25, 2006, at the TSX Conference Centre, Ground Floor, the Exchange Tower, 130 King Street West, Toronto, Ontario at 4:00 p.m. (Toronto time) for the following purposes:

1. to review and consider the audited financial statements of the Corporation for the year ended December 31, 2005 and the auditors' report thereon;
2. to elect the directors as nominated by management;
3. to grant and confirm the yearly approval of the Corporation's Stock Option Plan up to the next Annual General Meeting;
4. to re-appoint PricewaterhouseCoopers LLP, Chartered Accountants, as the auditor of the Corporation for the ensuing year and authorize the directors to fix their remuneration;
5. to approve all acts and proceedings of the directors and officers of the Corporation; and
6. to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The management information circular of the Corporation dated April 3, 2006, accompanying this notice provides additional information with respect to the matters to be considered at the Meeting and forms part of the notice of this Meeting.

The directors have fixed April 25, 2006 as the record date for the determination of the shareholders of the Corporation entitled to receive notice of the Meeting. Shareholders may exercise their rights by attending the Meeting or by completing a form of proxy. Should you be unable to attend the Meeting in person, kindly complete, date and sign the enclosed form of proxy and return it at your earliest convenience. To be valid, proxies must be received by the Corporation or the Corporation's Transfer Agent, Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1(Fax no. 1-800-249-7775 or 416-263-9524) (Attention: the Proxy Department), not later than 4:00 p.m. (Toronto time) on May 23, 2006, being two (2) business days preceding the day of the Meeting, or delivered to the chairman of the Meeting prior to the commencement of the Meeting or of any adjournment thereof.

DATED the 18th day of April 2006.

ON BEHALF OF THE BOARD OF DIRECTORS

(Signed) *Joseph Baylis*
Joseph Baylis
President and Chief Executive Officer

Manicouagan Minerals Inc.

Computershare

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PROXY

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF MANICOUAGAN MINERALS INC. (the "Company")

TO BE HELD AT THE TSX CONFERENCE CENTRE, GROUND FLOOR, THE EXCHANGE TOWER, 130 KING STREET WEST, TORONTO, ONTARIO, ON THURSDAY, MAY 25, 2006, AT 4:00PM

The undersigned registered shareholder ("Registered Shareholder") of the Company hereby appoints, Douglas A.C. Davis, Chairman of the Company, or failing this person, Joseph Baylis, President and CEO of the Company, or in the place of the foregoing, ____________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular). Please indicate your voting preference by marking an "X" in the space provided.

		For	Withhold
1.	To elect the nominees of management to the board of directors for the ensuing year.		
		For	**Withhold**
2.	To re-appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditor for the ensuing year and authorize the directors of the Company to fix the remuneration of the auditor.		
		For	**Against**
3.	To grant the prescribed annual approval of the Company's Stock Option Plan up to the next Annual General Meeting.		
		For	**Against**
4.	To ratify all acts of directors and officers since the last shareholders' meeting		

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________ **Date:** ______________

Please Print Name: ______________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED. SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

1PRXWF

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of **Computershare** no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Investor Services
Proxy Dept. 100 University Avenue 9th Floor
Toronto Ontario M5J 2Y1
Fax: Within North America: 1-866-249-7775 Outside North America: (416) 263-9524

Computershare

RECEIVED

2007 MAR -9 A 11:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Investor Services
100 University Avenue
Toronto, Ontario
M5J 2Y1
Toll Free 1-800-564-6253
www.computershare.com

Canada
Australia
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April 4, 2006

To: Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Prince Edward Island Securities Office
L'Autorité des marchés financiers
Saskatchewan Financial Services Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territories
Legal Registries Division, Government of Nunavut
TSX Venture

Dear Sirs:

Subject: Notification of Meeting and Record Date

We advise the following with respect to the Annual and Special Meeting of Shareholders for the subject Corporation:

1.	Name of the Reporting Issuer	:	Manicouagan Minerals Inc.
2.	Date Fixed for the Meeting	:	May 25, 2006
3.	Record Date for Notice	:	April 25, 2006
4.	Record Date for Voting	:	April 25, 2006
5.	Beneficial Ownership Determination Date	:	April 25, 2006
6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting	:	Common
7.	Classes or Series of Securities that entitle the holder to Vote at the Meeting	:	Common
8.	ISIN / CUSIP	:	CA56323R1029 / 56323R102 CA56323R3009 / 56323R300

Yours truly,

(Signed)
Computershare Investor Services Inc.
Agent for Manicouagan Minerals Inc.
(416)263-9296
(416)981-9800

This is Exhibit D as Referred to in the Affidavit of Regina Malkin

A Commissioner, etc

Keith Hunter, a Commissioner, etc.,
Regional Municipality of York, for
Computershare Trust Company of Canada.
Expires September 27, 2007.

Place Stamp Here

Computershare
100 University Ave. 9th Floor
Toronto ON M5J 2Y1

MANICOUAGAN MINERALS INC.

☐ **Interim Financial Statements** - Mark this box if you would like to receive Interim Financial Statements by mail.

☐ **Annual Report** - Mark this box if you would like to receive the Annual Report by mail.

Rather than receiving financial statements by mail, you may choose to access them at www.manicouaganminerals.com, or by registering online at www.computershare.com/mailinglist. If you would like to receive either interim financial statements and/or the annual report, please make your selection above.

Computershare will use the information collected solely for the mailing of such financial statements. You may view our Privacy Code online or by requesting that we mail you a copy.

Name

Apt. Street Number Street Name

City Prov. / State Postal Code / Zip Code

MMSQ 9NITE

9NITE02

MMSQ.NIA1.E.638.OUTSOURCED/000001/000001/i

April 3, 2006

MANICOUAGAN MINERALS INC.

MANAGEMENT INFORMATION CIRCULAR

For the Annual and Special Meeting
to be held on May 25, 2006

GENERAL PROXY INFORMATION

SOLICITATION OF PROXIES

THIS MANAGEMENT INFORMATION CIRCULAR (THE "INFORMATION CIRCULAR") IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF MANICOUAGAN MINERALS INC. ("THE "CORPORATION") OF PROXIES TO BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE CORPORATION TO BE HELD ON THURSDAY, MAY 25, 2006 AT THE TSX CONFERENCE CENTRE, GROUND FLOOR, THE EXCHANGE TOWER, 130 KING STREET WEST, TORONTO, ONTARIO AT 4:00 P.M. (TORONTO TIME) AND AT ANY ADJOURNMENT THEREOF (THE "MEETING") FOR THE PURPOSES SET OUT IN THE ENCLOSED NOTICE OF MEETING (THE "NOTICE") WHICH ACCOMPANIES THIS INFORMATION CIRCULAR. It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally or by telephone by the directors, officers and employees of the Corporation who will not receive any additional compensation for such services. The cost of solicitation by management will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are officers or directors of the Corporation. A **SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO** either by inserting such person's name in the blank space provided in the accompanying form of proxy or by completing another proper form of proxy and, in either case, delivering the completed proxy to Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (Fax no. 1-800-249-7775 or 416-263-9524) not later than 4:00 p.m., Toronto time, on May 23, 2006, being two (2) business days preceding the date of the Meeting, or delivered to the chairman of the Meeting prior to commencement of the Meeting or of any adjournment thereof. **Each shareholder is entitled to appoint a person to represent such shareholder at the Meeting, who need not be one of the persons named in the accompanying form of proxy.**

A proxy given pursuant to this solicitation may be revoked by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by his or her attorney authorized in writing, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used, or with the chairman of such Meeting on the day of the Meeting, or in any other manner permitted by law.

A proxy must be signed in writing or, subject to the means of electronic signature permitting a reliable determination that the document was created or communicated by or on behalf of the shareholder or the attorney, as the case may be, by electronic signature by the shareholder or an attorney who is authorized by a document that is signed in writing or by electronic signature or, if the shareholder is a body corporate, by an officer or attorney of the body corporate duly authorized.

A shareholder attending the Meeting has the right to vote in person and if he or she does so, his or her proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting.

EXERCISE OF DISCRETION BY PROXIES

Proxies received in favour of management will be voted and, where a choice is specified, will be voted in accordance with the choice so specified in the proxy. **WHERE NO CHOICE IS SPECIFIED, THE PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED FOR THE ITEM OF SPECIAL BUSINESS AS SET OUT IN THE NOTICE CALLING THE MEETING AND AS STATED ELSEWHERE IN THIS INFORMATION CIRCULAR.**

The enclosed form of proxy also confers discretionary authority upon the persons named therein with respect to any amendments or variations to the matter identified in the accompanying Notice and with respect to other matters which may properly come before the Meeting in such manner as such nominee in his or her judgement may determine. **HOWEVER, IF OTHER MATTERS WHICH ARE NOT PRESENTLY KNOWN TO MANAGEMENT SHOULD PROPERLY COME BEFORE THE MEETING, THE ACCOMPANYING PROXY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGEMENT OF THE PERSON OR PERSONS VOTING THE PROXY.** As of the date of this Information Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matter referred to in the accompanying Notice.

VOTING BY NON-REGISTERED SHAREHOLDERS

Only registered shareholders of the Corporation or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, common shares of the Corporation beneficially owned by a person (a "**Non-Registered Holder**") are registered either: (i) in the name of an intermediary (an "**Intermediary**") with whom the Non-Registered Holder deals in respect of the common shares of the Corporation (Intermediaries include, among others, banks,

trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("**CDS**")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101, the Corporation will have distributed copies of the Notice, this Information Circular and the form of proxy (collectively, the "**Meeting Materials**") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders. Non-Registered Holders will be given, in substitution for the proxy otherwise contained in proxy-related materials, a request for voting instructions (the "**Voting Instructions Form**") which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary, will constitute voting instructions which the Intermediary must follow.

The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares of the Corporation they beneficially own. Should a Non-Registered Holder who receives the Voting Instructions Form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should so indicate in the place provided for that purpose in the Voting Instructions Form and a form of legal proxy will be sent to the Non-Registered Holder. In any event, Non-Registered Holders should carefully follow the instructions of their Intermediary set out in the Voting Instructions Form.

REQUIRED SHAREHOLDER APPROVALS

All resolutions which the shareholders will be asked to pass must be approved by a majority of the votes cast by shareholders of the Corporation present in person or represented by proxy at the Meeting.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

The authorized capital of the Corporation consists of an unlimited number of common shares ("**Common Shares**") without nominal or par value. At the date of this Information Circular, the Corporation had 84,752,000 issued and outstanding Common Shares, each carrying one vote per Common Share.

To the best knowledge of management of the Corporation and based upon publicly available information, the number of Common Shares of the Corporation owned of record or beneficially, either directly or indirectly, by shareholders who own, or exercise control or direction over, more than 10% of the issued and outstanding Common Shares as of the date hereof are as follows:

Name	Type of Ownership	Number of Common Shares Owned	Percentage of Outstanding Common Shares
Donald K. Johnson	Direct and indirect	13,861,549 (1)	16.36%
John Christodoulou	Direct and indirect	11,628,382 (2)	13.72%

(1) Donald K. Johnson also holds 987,500 warrants (each exercisable for one Common Share at an exercise price of $0.25 per Common Share until December 23, 2006) and 350,000 stock options (each exercisable for one Common Share at an exercise price of $0.30)

(2) John Christodoulou also has an indirect control over 1,250,000 warrants (each exercisable for one Common Share at an exercise price of $0.20 per share until December 23, 2006).

In accordance with the provisions of the *Canada Business Corporations Act* (the "**CBCA**"), the Corporation has caused to be prepared a list of all persons who are registered holders of Common Shares as of April 25, 2006 (the "**Record Date**") and the number of Common Shares registered in the name of each person on such date. Each shareholder is entitled to one vote for each Common Share registered in such shareholder's name as it appears on the list except to the extent that such shareholder has transferred any of his or her Common Shares after the Record Date and the transferee of those Common Shares produces properly endorsed Common Share certificates or otherwise establishes that he or she owns the Common Shares and demands, not later than ten days before the date of the Meeting, that his or her name be included in the list. In such case the transferee is entitled to vote his or her Common Shares at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or officer of the Corporation, no proposed nominee for election to the Board of Directors, and no associate or affiliate of any such person has any material interest, direct or indirect, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of an auditor.

PRESENTATION OF FINANCIAL STATEMENTS

Shareholders will be asked to review and consider at the Meeting the audited financial statements of the Corporation for the financial year ended December 31, 2005 together with the Auditor's Report thereon.

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees. Shareholders will be asked and if deemed advisable, proceed to the election of the management's nominees as directors of the Corporation, each director so elected to hold office until the next Annual General

Meeting of the Corporation or until his successor is elected or appointed if his office is earlier vacated in accordance with the Articles of the Corporation or the provisions of the CBCA.

The following table sets forth the name of each person who is proposed as nominee by management of the Corporation for election as a director, and, as applicable, his current position held with the Corporation, his principal occupation, business or employment, the date since which he has been a director of the Corporation and the number of Common Shares of the Corporation beneficially owned, directly or indirectly, or subject to control or direction, by such person as of the date of this Information Circular. The information contained in the following table is based upon information furnished by the respective nominees.

DIRECTORS

Name and municipality of residence	Position held	Principal occupation	Director or officer since	Numbers of Common Shares Owned directly or indirectly
Douglas A.C. Davis [(1) (2)] Toronto, Ontario	Director and Chairman	President, Secretary and Director of Davis-Rea Ltd, an investment counselling company.	November 19, 2004	575,735
Constantine Salamis Morin Heights, Québec	Director and Vice-Chairman	Vice-Chairman of the Corporation.	November 19, 2004	4,561,176
Jacques R. Beauregard Sainte-Foy, Québec	Director	Geologist, consultant for mining companies.	November 19, 2004	3,431,382
Donald K. Johnson [(1)] Toronto, Ontario.	Director	Consultant to, and former Vice-Chairman of BMO Nesbitt Burns Inc.	November 19, 2004	13,861,549
Vahan Kololian [(1) (2)] Toronto, Ontario	Director	Managing partner of Terra Nova Partners L.P., an investment limited partnership.	July 25, 2001	1,903,000
Patrick J. Mars [(2)] Toronto, Ontario	Director	Consultant in mine financing and analysis, Director of mining companies.	November 19, 2004	90,000
Joseph Baylis Toronto, Ontario	Director, President and Chief Executive Officer	President and Chief Executive Officer of the Corporation.	March 6, 2006	-

Note [(1)] Member of the Compensation Committee of the Corporation.

Note [(2)] Member of the Audit Committee of the Corporation.

Information Regarding New Proposed Directors.

Joseph Baylis

Mr. Baylis is the President and Chief Executive Officer of the Corporation since March 6, 2006 and brings over 22 years of domestic and international mining industry experience to the Corporation. He began his career with Noranda Mines and has held senior positions with Hemlo Gold Mines Inc. and Battle Mountain Gold Company where he was Senior Vice President-Corporate Development. Mr. Baylis also served as Chief Executive Officer of Niugini Mining Limited and most recently and until July 2005, he was President and Chief Executive Officer of Olympus Pacific Minerals Inc. He is a principal of Wyndspire Advisors, a mining consultancy firm, and serves on the boards of Sage Gold Inc. and Wildcat Exploration Ltd.

Corporate Cease Trade Orders or Bankruptcies

Other than as set forth below, no proposed director of the Corporation is or, within the ten (10) years prior to the date of this Information Circular, has been a director or executive officer of any company that, while that person was acting in that capacity: (i) was the subject of a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty (30) consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty (30) consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets of that issuer.

In addition, other than as set forth below, no director of the Corporation is or, within the ten (10) years prior to the date of this Information Circular, has been declared bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or has been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Douglas A. C. Davis was a director of Semi-Tech Corp. ("**Semi-Tech**"), which subsequently filed for bankruptcy in the State of New-York in September 1999. On September 22, 1999, subsequent to his resignation from Semi-Tech's board, the Ontario Securities Commission ordered that trading cease in the securities of Semi-Tech by directors, former directors (including Mr. Davis) and officers, for failure to file financial statements and to disclose related material information. On February 27, 2003, Semi-Tech Litigation LLC filed suit against former officers and directors of Semi-Tech (including Mr. Davis), and Ernst & Young for US$578,000,000 alleging breach of fiduciary duty, mismanagement, waste of corporate assets and negligence. The suit is being defended.

In 1998, while Patrick J. Mars was President and director of Anvil Range Mining Corporation ("**Anvil**"), Anvil made a voluntary arrangement with creditors under the provisions of the *Companies Creditors Arrangements Act* (Canada).

Summary of Executive Compensation

The following table discloses the information concerning the Corporation that it is required to be disclosed pursuant to Form 51-102F6 *Statement of Executive Compensation* of National Instrument 51-102 - *Continuous Disclosure Obligations*, namely, all annual and long-term compensation for services rendered in all capacities to the Corporation for its previous three fiscal years, in respect of (i) CEOs, (ii) CFOs and (iii) each of the Corporation's three most highly compensated executive officers, other than the CEO and CFO, and whose total salary and bonus in any of those three fiscal years exceeds $150,000 (collectively, the "**Named Executive Officers**").

Name and Principal Position of the Named Executive Officer	Annual Compensation				Long Term Compensation			
					Awards		Payouts	
	Year Ended December 31	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Stock Options (#)	Restricted Shares ($)	LTIP [(1)] Payouts ($)	
CEO:								
Constantine Salamis	2005	0	0	$92,200	190,000	0	0	0
Constantine Salamis	2004	0	0	$8,000	260,000	0	0	0
Vahan Kololian	2003	0	0	0	0	0	0	0
CFO:								
Elizabeth Martin	2005	$85,500	0	0	275,000	0	0	0
Elizabeth Martin	2004	$74,750	0	0	375,000	0	0	0
Alexander Kuilman	2003	0	0	0	0	0	0	0

Notes:

(1) "LTIP" or "long-term incentive plan" means any plan which provides compensation intended to motivate performance over a period greater than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

Long-Term Incentive Plans and Stock Appreciation Rights

The Corporation has not ever had any long-term incentive plans in place, and has not ever granted any stock appreciation rights.

Options Granted during the Most Recently Completed Financial Year

The following table indicates the individual grants of stock options to the Named Executive Officers during the financial year ended December 31, 2005. None of the Named Executive Officers have exercised stock options during the financial year ended December 31, 2005.

Name	Securities under Options	Percentage of Total Options Granted during the Financial Year	Exercise Price ($/Common Share)	Market Value of the Common Shares Underlying the Plan Options on the Date of Grant ($/Common Share)	Expiration Date
CEO: Constantine Salamis	190,000	8.7%	$0.30	$0.265	January 14, 2010
CFO: Elizabeth Martin	275,000	12.6%	$0.30	$0.265	January 14, 2010

Employment Contracts and Termination of Employment

On July 29, 2004, Manicouagan Resources Inc. (the "**Subsidiary**"), the wholly owned subsidiary of the Corporation entered into a letter of engagement with Mr. Constantine Salamis whereby he is entitled to receive a remuneration of $800 per day worked. On June 17, 2005, the Corporation and the Subsidiary entered into an agreement with Ms. Elizabeth Martin whereby Ms. Martin is entitled to receive a remuneration of $1,000 per day for each day of pre-approved work at the services of the Corporation or the Subsidiary for managing and conducting the administrative and financial operations of the Corporation and the Subsidiary as Chief Financial Officer and Secretary. There are no arrangements relating to the term, resignation, retirement, or any other termination of the employment of a Named Executive Officer with the Corporation and the Subsidiary. Accordingly the Corporation reviews its requirements as to senior officers on a regular basis.

Compensation of Directors

Other than as set forth below, the Corporation pays no cash compensation to its directors and officers. Through Beauregard Resources Inc., Mr. Jacques R. Beauregard has been engaged as a consultant of the Subsidiary for the financial year completed on December 31, 2005. Through C. Salamis & Associates Inc., Mr. Constantine Salamis has been engaged as a consultant of the Subsidiary for the financial year ended December 31, 2005. Mr. Beauregard and Mr. Salamis received respectively $65,600 and $92,200 for rendering such services.

Unless instructions are given to abstain from voting with respect to the election of directors, the persons named in the enclosed form of proxy intend to vote <u>FOR</u> the election of the proposed directors named in the table on the preceding page. Management of the Corporation has no reason to believe that any of such persons will be unable to serve as a director, but if that should occur for any reason prior to the election, the persons named in

the enclosed form of proxy reserve the right to vote for another proposed director of their choice.

INCENTIVE STOCK OPTION PLAN

The Corporation has adopted a stock option plan on March 13, 2002 (the "Stock Option Plan") which provides that the Board of Directors of the Corporation may from time to time, in its discretion, grant to the directors, officers, employees and consultants of the Corporation, or any subsidiary of the Corporation, an option to purchase Common Shares, provided that the number of Common Shares reserved for issuance under the Stock Option Plan shall not exceed ten percent (10%) of the issued and outstanding Common Shares. In addition, the number of Common Shares reserved for issuance to any one person shall not exceed five percent (5%) of the issued and outstanding Common Shares. The Board of Directors determines the price per Common Share and the number of Common Shares which may be allotted to each director, officer, employee and consultant and all other terms and conditions of the option, subject to the rules of the TSXV. The price per Common Share set by the Board of Directors shall not be less than the last price at which a full board lot of Common Shares was, on the last business day prior to the date on which such option is granted, traded on the TSXV or such other principal market on which the Common Shares are traded, less the applicable discount permitted (if any) by such applicable exchange or market. Options under the Stock Option Plan are non assignable. Options must be exercised within ninety (90) days of termination of employment or cessation of position with the Corporation, provided that if the cessation of office, directorship, consulting arrangement or employment was by reason of death, the option must be exercised within twelve (12) months after such death, subject to the expiry of such option.

Under policy 4.4 of the TSXV entitled *Incentive Stock Options*, listed companies having a rolling stock option plan must obtain yearly approval of its shareholders to such plan at their Annual General Meeting. The Stock Option Plan is such a rolling stock option plan and accordingly the shareholders will be asked to adopt a resolution granting their yearly approval to the Stock Option Plan.

A copy of the Corporation's Stock Option Plan will be available for review at the Meeting. The Board of Directors recommend that shareholders approve the renewal of the Corporation's Stock Option Plan. The text of the proposed resolution is attached to this Information Circular at Schedule "A".

Unless instructions are given to vote against the renewal of the Corporation's Stock Option Plan, the persons named in the enclosed form of proxy intend to vote FOR the renewal of the Corporation's Stock Option Plan.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth, as at December 31, 2005, the information with respect to all of the Corporation's Compensation Plans pursuant to which equity securities of the Corporation are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for further issuance under equity compensation plan (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	5,225,000	$0.29	3,125,200
Equity compensation plans not approved by security holders	None	None	None
Total	**5,225,000**	**$0.29**	**3,125,200**

APPOINTMENT OF AUDITORS

Shareholders of the Corporation will be asked to approve the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants as the auditor of the Corporation to hold office until the close of the next Annual General Meeting of the Corporation at a remuneration to be fixed by the Board of Directors. PricewaterhouseCoopers LLP, Chartered Accountants, have been the auditors of the Corporation since November 19, 2004.

Unless instructions are given to vote against the re-appointment of the auditors, the persons named in the enclosed form of proxy intend to vote FOR the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants as auditors of the Corporation at a remuneration to be fixed by the Board of Directors.

APPROVAL OF ALL ACTS OF DIRECTORS

Shareholders will be asked to approve and confirm all the acts and proceedings of the directors and officers of the Corporation made since its last Annual General Meeting including those disclosed or referred to in the Corporation's minute books and records, in information disseminated by the Corporation to the Corporation shareholders, or in the financial statements of the Corporation.

The text of the proposed resolution approving and confirming such acts is attached to this Information Circular at Schedule "A". To be effective, the resolution must be approved by a majority of the votes cast by disinterested holders of Common Shares present in person or represented by proxy at the Meeting. Common Shares beneficially owned by directors and officers of the Corporation or an affiliated entity of the Corporation, or by their holding corporations, associates and affiliates, will not be eligible to vote on this resolution.

Unless instructions are given to vote against the approval of all acts and proceedings of the directors and officers of the Corporation made up to the date hereof, the persons named in the enclosed form of proxy intend to vote FOR the approval of all acts and proceedings of directors and officers of the Corporation.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Indebtedness of Directors and Executive Officers

Either at any time during the most recently completed financial year or as at the date of this Information Circular, no current or former officer or director, and no associate or affiliate of any such person is indebted to the Corporation. The Corporation has not guaranteed or has not entered into any support agreement or similar arrangement in respect of any indebtedness of any current or former director or officer of the Corporation or any of their respective associates.

Employment and Consulting Agreements

Management of the Corporation is performed by the directors and officers of the Corporation and not by any other person.

There are no plans in place with respect to the Named Executive Officers for termination of employment or change in responsibilities.

INVESTOR RELATIONS ARRANGEMENTS

There are no investor relations arrangements to which the Corporation is a party.

LEGAL PROCEEDINGS

There are no legal proceedings to which the Corporation is a party or to which its property is subject. The Corporation does not know of any contemplated legal proceedings.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The Corporation's current auditor is PricewaterhouseCoopers LLP, Chartered Accountants, Place de la Cité, Tour Cominar, 2640, boulevard Laurier, bureau 1700, Sainte-Foy, Québec, G1V 5C2.

The Corporation's registrar and transfer agent is Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed in this Information Circular, no director or officer of the Corporation, no proposed nominee for election to the Board of Directors, no person owning or exercising control over more than 10% of the Corporation's issued and outstanding Common Shares, and no associate or affiliate of any such person has had any material interest, direct or indirect, in any material transaction involving the Corporation within the fiscal year ended December 31, 2005.

CORPORATE GOVERNANCE PRACTICES

Board of Directors

Other than Joseph Baylis, new President and Chief Executive Officer, and Constantine Salamis, former President and Chief Executive Officer of the Corporation, all members of the Board of Directors are independent within the meaning of National Instrument 58-101 - *Disclosure of Corporate Governance Practices.*

The Board of Directors periodically analyses its composition in order to ensure that it is composed of a majority of directors that are independent of management. The Board of Directors is responsible for approving certain issues or matters submitted to its attention such as approving particular important agreements or business transactions as well as the Corporation's financing transactions in order to implement decisions which are in the best interest and within the strategic orientation of the Corporation.

The Board of Directors acknowledges its responsibility for the stewardship of the Corporation, meaning that it oversees the conduct of the Corporation's business and supervises the senior management of the Corporation which is responsible for the day to day business affairs.

Directorships

Certain of the Directors of the Corporation are also directors of other reporting issuers (or the equivalent) in a jurisdiction or a foreign jurisdiction as follows:

Name of director	Other reporting issuer
Douglas A.C. Davis	MTC Growth Fund I Inc.
Constantine Salamis	N/A
Jacques R. Beauregard	N/A
Donald K. Johnson	Easyhome Ltd.
Vahan Kololian	Terra Nova Acquisition Corp. Western Goldfields Inc.
Patrick J. Mars	First Point Minerals Corp. Glencairn Gold Corporation Carpathian Gold Inc. Sage Gold Inc. Yamana Gold Inc. Endeavour Mining Capital Corp. Aura Gold Inc. Pacifica Resources Ltd.
Joseph Baylis	Sage Gold Inc. Wildcat Exploration Ltd.

Orientation and Continuing Education

The Corporation has not yet developed an official orientation or training program for new directors.

New directors will however have the opportunity to become familiar with the nature and operation of the Corporation's business and understand the role of the board and its committees, as well as the contribution they are expected to make.

Ethical Business Conduct

The Board of Directors has approved a Code of Business Conduct, a copy of which is attached to this Information Circular at Schedule B. Such Code is reviewed and evaluated on an annual basis by the Board of Directors to determine its effectiveness.

Nomination of Directors

New candidates are recommended to the Board of Directors which considers the qualifications, competencies and skills that the candidate would bring in order to determine which persons will be recommended as new director nominees at the next Annual Meeting of shareholders.

Compensation

Douglas A.C. Davis, Donald K. Johnson and Vahan Kololian are members of the compensation committee, which is responsible for recommending to the Board of Directors all forms of compensation, including long-term incentive in the form of stock options that should be paid to the Directors and Executive Officers of the Corporation.

The Board of Directors periodically reviews the adequacy and form of compensation for its directors or other officers in order to provide a fair and competitive compensation.

Other Board Committees

Other than the Audit and Compensation Committees, the Board of Directors has no other committee.

Assessments

The Board of Directors has not yet adopted formal procedures for assessing the effectiveness of the Board, its committees, or each individual director.

AUDIT COMMITTEE

Audit Committee Charter

A copy of the text of the Audit Committee's Charter is attached to this Information Circular at Schedule C.

Composition of the Audit Committee

As of the date of this Information Circular, the following persons are members of the Audit Committee:

Name	Independent [1]	Financially literate [1]
T. Sean Harvey	Independent	Financially literate
Vahan Kololian	Independent	Financially literate
Patrick J. Mars	Independent	Financially literate

Note [1]: As such terms are defined in National Instrument 52-110 - *Respecting Audit Committees.*

Relevant Education and Experience

The education and experience of each Audit Committee member that is relevant to the performance of his or her responsibilities as an Audit Committee member is described below:

T. Sean Harvey

T. Sean Harvey holds two degrees in economics as well as a law degree and a MBA. He is the Chairman of the Corporation's Audit Committee and currently sits on the Audit Committees of three other public companies being Moto Goldmines Limited (a TSX company), Polaris Geothermal Inc. and Andina Minerals Inc. (two TSXV companies). Mr Harvey is also the Chairman of the Audit Committee for Polaris Geothermal Inc. He has been involved in the investment banking sector for 10 years and has also been the CEO of a TSX/NYSE listed company.

Vahan Kololian

Vahan Kololian was the President and Chief Executive Officer of the Corporation from July 2001 to November 19, 2004. He holds a Bachelor of law degree and has worked in the investment banking sector from 1981 to 1991 and thereafter in private equity investments. Both positions have entailed financial training and development of financial skills mainly in financial analysis and planning. Mr. Kololian has also served on several Audit Committees over the past 12 years for a number of public companies.

Patrick J. Mars

Patrick J. Mars, B.Comm, MBA and CFA, is the chairman and/or member of the Audit Committees of 6 public companies and has 30 years of experience as an analyst with a prominent Bay Street firm and has served as President of several firms.

Pre-Approval Policies and Procedures

The Audit Committees' Charter provides for the policies and procedures to be followed for the engagement of non-audit services and are attached to this Information Circular at Schedule C.

External Auditor Service Fees

Audit Fees

The aggregate fees billed by the external auditors of the Corporation in each of the last two (2) fiscal years were respectively $23,600 for 2005 and $0.00 for 2004.

Audit Related Fees

The aggregate fees billed by the external auditors of the Corporation in each of the last two (2) fiscal years for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation's financial statements and are not reported under the subsection entitled "*Audit Fees*" above were respectively $18,753 for 2005 and $15,613 for 2004.

Tax Fees

The aggregate fees billed by the external auditors of the Corporation in each of the last two (2) fiscal years for professional services rendered for tax compliance, tax advice and tax planning were respectively $13,405 for 2005 and $7,800 for 2004.

All Other Fees

Aggregate fees billed in each of the last two (2) fiscal years for products and services provided by the corporations' external auditors were $5,825 for 2005 and $0.00 for 2004.

Exemption

Since the Corporation is a Venture Issuer pursuant to relevant securities legislation, it is relying upon the exemption provided for at section 6.1 of NI 52-110.

OTHER BUSINESS

The Management of the Corporation knows of no other matters to be put before the Meeting. If, however, any other matters properly come before the Meeting, the persons designated in the accompanying form of proxy shall vote on such matters in accordance with their best judgment pursuant to the discretionary authority conferred thereon by the proxy with respect to such matters.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is filed on the System for Electronic Data Analysis and Retrieval ("**SEDAR**") and can be accessed on the internet at www.sedar.com.

Financial information is provided in the Corporation's comparative financial statements and management discussion and analysis ("**MD&A**") for its most recently completed financial year. Shareholders may request copies of such financial statements and MD&A by mailing a request to: Manicouagan Minerals Inc., 95 St. Clair Avenue West, Suite 1400, Toronto, Ontario M4V 1N6.

BOARD APPROVAL

The contents and sending of this Information Circular have been approved by the Board of Directors of the Corporation.

DATED the 3rd day of April, 2006.

(Signed) *Douglas A.C. Davis*

Douglas A.C. Davis
Chairman

SCHEDULE A

RESOLUTIONS OF SHAREHOLDERS

APPROVAL OF THE STOCK OPTION PLAN

BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS AND SUBJECT TO REGULATORY APPROVAL:

1. **THAT** the yearly approval required under Policy 4.4 of the TSX Venture Exchange of the Corporation's Stock Option Plan be and it is hereby granted and confirmed for the period up to the next Annual General Meeting;

2. **THAT** any director or officer of the Corporation be, and he/she is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver all the documents and instruments and perform all other acts that this director or this officer may deem necessary or desirable, for the purpose of giving full effect to the terms of this resolution, his/her signature to said documents or the performance of such acts being the evidence of the present decision.

APPROVAL OF ALL ACTS AND PROCEEDINGS OF THE DIRECTORS AND OFFICERS OF THE CORPORATION

BE IT RESOLVED AS AN ORDINARY RESOLUTION OF DISINTERESTED SHAREHOLDERS:

1. **THAT** all resolutions, contracts, acts and proceedings of the Board of Directors of the Corporation or of officers of the Corporation enacted, passed, made, done or taken since its last Annual General Meeting and set forth or referred to in the minutes or the meetings and resolutions of the Board of Directors in the minute and record book of the Corporation or in the financial statements of the Corporation are hereby approved, sanctioned, confirmed and ratified.

SCHEDULE B

MANICOUAGAN MINERAIS INC.

CODE OF BUSINESS CONDUCT

Manicouagan Minerals Inc. (the "Company" or "Manicouagan"), together with its subsidiary, has created this Code to outline principles to which the Company's employees, officers and directors are expected to adhere in the conduct of the Company's business. This Code sets forth principles regarding responsibilities to other employees, the public and other stakeholders.

The Company expects its directors, officers and employees to exercise reasonable judgement when conducting the Company's business affairs. This Code is intended to provide an overview of Manicouagan's expectations for its directors, officers and employees.

The Company's board of directors is responsible for administering the Code and has delegated day-to-day responsibility for administering and interpreting this Code to the Company's Chief Executive Officer.

This Code is not intended to reduce or limit the other obligations that a director, officer or employee may have with the Company. Instead, the standards in this Code should be viewed as the minimum standards that the Company expects from its directors, officers and employees in the conduct of the Company's business.

1. CONFLICTS OF INTEREST

All of the Company's employees, officers and directors must act with honesty and integrity, avoiding conflicts of interest in relation to their duties and responsibilities with Manicouagan that arise as a result of either personal or professional relationships.

Actual or potential conflicts of interests involving a director, officer, or employee should be disclosed directly to the Chairman of the Board.

A "conflict of interest" exists when a person's private interest interferes or even appears to interfere, with the interests of the Company. A conflict situation can arise when an employee, officer or director takes actions or has interests, responsibilities or obligations that may make it difficult to perform his or her responsibilities for Manicouagan objectively and effectively.

2. CORPORATE OPPORTUNITIES

All Manicouagan employees, officers and directors are prohibited from: (a) taking for themselves personally, opportunities that are discovered through the use of corporate property, information or as a result of his or her position with the Company unless such opportunity has

first been presented to, and formally rejected by the Company; (b) using corporate property, information or position for personal gain; and (c) competing with Manicouagan. Employees, officers and directors owe a duty to Manicouagan to advance its legitimate interests when the opportunity arises to do so.

3. CONFIDENTIALITY

Certain employees, officers and directors will have access to confidential information in the course of their duties. "Confidential Information" includes all non-public information that might be of use to competitors or harmful to the Company if disclosed. Directors, officers, employees, consultants and contractors will protect the Company's confidential business information against loss, theft or misuse.

4. PROTECTION AND PROPER USE OF COMPANY ASSETS

All Manicouagan employees, officers and directors are expected to protect the Company's assets and ensure their efficient use, as loss, theft and misuse of these assets have a direct impact on the Company's business. All of Manicouagan's assets should only be used for legitimate business purposes.

5. COMPLIANCE WITH LAWS, RULES AND REGULATIONS

The Company seeks to conduct its business in compliance with applicable laws, rules and regulations including, without limitation, insider trading, antitrust, environmental, discrimination and harassment, and health and safety. No director, officer or employee shall engage in any unlawful activity in conducting the Company's business or in performing his or her day-to-day company duties, nor shall any director, officer or employee instruct others to do so.

6. REPORTING VIOLATIONS OF THE CODE

All directors, officers and employees are encouraged to talk to the appropriate personnel within the Company when in doubt about the best course of action in a particular situation and to report violations of laws, rules, and regulations. Manicouagan prohibits retaliatory action against any officer or employee who, in good faith, reports a possible violation. It is unacceptable to file a false or frivolous report.

7. CONSEQUENCES OF VIOLATION OF THE CODE

Any violations of this Code may result in disciplinary action, up to and including termination of service without notice. Violation of the Code may also violate certain Canadian laws and if it appears such violation has occurred, the Company may refer the matter to the appropriate regulatory authorities.

8. WAIVER

Any waiver of this Code with respect to a director, officer or employee of the Company may be made only by the Board of Directors. Any such waiver will be promptly disclosed to the extent required by applicable laws or stock exchange regulations.

9. REVIEW OF CODE

The Board of Directors of the Company will review and evaluate the Code on an annual basis to determine its effectiveness. Any amendments to this code must be approved by the Board of Directors and must be promptly disclosed in accordance with applicable securities laws and/or stock exchange regulations.

10. ADOPTED

Adopted on August 19, 2005

SCHEDULE C

MANICOUAGAN MINERALS INC.

CHARTER AUDIT COMMITTEE

MANDATE

The mandate of the audit committee (the "Committee") is to: (a) assist the Board of Directors (the "Board") of Manicouagan Minerals Inc. (the "Corporation") in fulfilling its oversight responsibilities with respect to financial reporting and disclosure requirements; (b) ensure that an effective risk management and financial control framework has been implemented by management of the Corporation; and (c) be responsible for external and internal audit processes.

RESPONSIBILITIES

The responsibilities of the Committee are as follows:

Financial Reporting and Disclosure

1. Review and recommend to the Board for approval, the quarterly financial statements, management discussion and analysis, financial reports and any public release of financial information through press release or otherwise.

2. Review and recommend to the Board for approval, the audited annual financial statements, including the auditors' report thereon, management discussion and analysis and financial reports.

3. Review and recommend to the Board for approval, where appropriate, financial information contained in any prospectuses, annual information forms (if applicable), material change disclosures of a financial nature and similar disclosure documents.

4. Review with management of the Corporation and with external auditors significant accounting principles and disclosure issues and alternative treatments under Canadian generally accepted accounting principles ("GAAP") all with a view to gaining reasonable assurance that financial statements are accurate, complete and present fairly the Corporation's financial position and the results of its operations in accordance with Canadian GAAP.

Internal Controls and Audit

5. Review and assess the adequacy and effectiveness of the Corporation's system of internal control and management information systems through discussions with management and the external auditor to ensure that the Corporation maintains: (a) the necessary books, records and accounts in sufficient detail to accurately and fairly reflect the Corporation's transactions; (b) effective internal control systems; and (c) adequate processes for assessing the risk of material misstatement of the financial statement and for detecting control weaknesses or fraud. From time to time the Committee will assess

whether a formal internal audit department is necessary or desirable having regard to the size and stage of development of the Corporation at any particular time.

6. Satisfy itself that adequate procedures are in place for the review of the Corporation's disclosure of financial information extracted or derived from the Corporation's financial statements.

7. Periodically assess the adequacy of such systems and procedures to ensure compliance with regulatory requirements and recommendations.

8. Review and discuss the Corporation's major financial risk exposures and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities.

9. Review annually insurance programs relating to the Corporation and its investments.

External Audit

10. Review the performance of the external auditors who are accountable to the Committee and the Board as representatives of the shareholders, including the lead partner of the independent auditors team and recommend to the Board the external auditors to be nominated for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation and the compensation of the external auditors.

11. Oversee the work of the external auditors appointed by the shareholders of the Corporation with respect to preparing and issuing an audit report or performing other audit, review or attest services for the Corporation, including the resolution of issues between management of the Corporation and the external auditors regarding financial disclosure.

12. Review the results of the external audit and the report thereon including, without limitation, a discussion with the external auditors as to the quality of accounting principles used, any alternative treatments of financial information that have been discussed with management of the Corporation, the ramifications of their use as well as any other material changes. Review a report describing all material written communication between management and the auditors such as management letters and schedule of unadjusted differences.

13. Discuss with the external auditors their perception of the Corporation's financial and accounting personnel, records and systems, the cooperation which the external auditors received during their course of their review and availability of records, data and other requested information and any recommendations with respect thereto.

14. Review the reasons for any proposed change in the external auditors which is not initiated by the Committee or Board and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed auditors before making its recommendations to the Board.

15. Review the independence of the external auditors, including a written report from the external auditors respecting their independence and consideration of applicable auditor independence standards.

16. Review annually a report from the external auditors in respect of their internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues.

Associated Responsibilities

17. Establish, monitor and periodically review procedures for:

(a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and

(b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

18. Review and approve the Corporation's hiring policies regarding employees and former employees of the present and former external auditor of the Corporation.

Non-Audit Services

19. Pre-approve all non-audit services to be provided to the Corporation or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities. The Committee may delegate to one or more of its members the authority to pre-approve non-audit services but pre-approval by such member or members so delegated shall be presented to the full audit committee at its first scheduled meeting following such pre-approval.

20. Review and assess the adequacy of the Corporation's risk management policies and procedures with regard to identification of the Corporation's principal risks and implementation of appropriate systems to manage such risks including an assessment of the adequacy of insurance coverage maintained by the Corporation.

MEMBERSHIP AND PROCEDURES

1. The Committee will be comprised of three directors, at least two of whom will be independent. The members of the Committee shall all be financially literate and free of any relationship which could, in the view of the Board, reasonably interfere with the exercise of a member's independent judgment. The Board may remove or replace a member of the Committee at any time and from time to time. The Corporation adopts: (a) the meaning of independence described in Multilateral Instrument 52-110 *Audit Committees* (the "Instrument") for the purpose of determining whether a member of the Committee is independent; and (b) the provisions of Sections 3.3 to 3.5, inclusive, of the Instrument relating to certain membership requirements.

2. The Board will appoint the Chairman of the Committee. The Secretary of the Corporation will act as the secretary at meetings of the Committee or, in his or her absence, the Chairman of the committee may appoint any member or any other person to act as secretary. The secretary will keep minutes of the proceedings at any meeting of the Committee setting out in reasonable detail the business conducted at such meeting. Minutes of the meetings of the Committee will be distributed by the Secretary to the members of the Committee and to the Board.

3. Meetings of the Committee will be held at such times and places as the Chairman may determine, but in any event not less than four times per year. Twenty-four (24) hours notice of each meeting will be given orally, by electronic transmission or by facsimile to all members of the Committee and to the external auditors of the Corporation and such notice will set out in reasonable detail the business proposed to be conducted at the meeting. Notice of a meeting may be waived if all members of the Committee are present at a meeting and waive notice or if a member who is not present waives notice before or after such meeting. A resolution signed by all members of the Committee shall have the same force and effect as a resolution passed at a meeting of the Committee duly called and regularly constituted for the transaction of business.

4. A majority of members of the Committee will constitute a quorum and decisions of the Committee will be by an affirmative vote of the majority with the Chairman having a deciding vote in the event of a tie.

5. At the request of the external auditors of the Corporation, the Chief Executive Officers or the Chief Financial Officer of the Corporation or any member of the Committee, the Chairman will convene a meeting of the Committee. Any such request will set out in reasonable detail the business proposed to be conducted at the meeting so requested.

6. The Committee has the authority to: (a) engage independent counsel and other advisors as it determines necessary or desirable to carry out its duties; (b) set and pay the compensation for any advisors engaged by the Committee; and (c) communicate directly with internal and external auditors.

OVERSIGHT FUNCTION

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Corporation's financial statements are complete and accurate or are in accordance with GAAP and applicable rules and regulations. These are the responsibilities of Management and the external auditors. The Committee, its Chair and any Committee members identified as having accounting or related financial expertise are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Corporation, and are specifically not accountable or responsible for the day to day operation or performance of such activities. Although the designation of a Committee member as having accounting or related financial expertise for disclosure purposes is based on that individual's education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of a Committee member who is identified as having accounting or related financial expertise, like the role of all Committee members, is to oversee the process, not to certify or guarantee the internal or external audit of the Company's financial information or public disclosure.

EFFECTIVE DATE

This Mandate will come into effect on the date on which the Board approves it, which approval will be evidenced by the signature of the Secretary of the Corporation below, and as and from such approval will replace all prior mandates or terms of reference respecting the Committee.

Mandate approved on December 6, 2004
and amended on April 3, 2006

FORM 45-106F1

REPORT OF EXEMPT DISTRIBUTION

.s is the form required under section 6.1 of National Instrument 45-106 for a report of exempt distribution.

Issuer information

Item 1: State the full name of the issuer of the security distributed and the address and telephone number of its head office. If the issuer of the security distributed is an investment fund, state the name of the fund as the issuer, and provide the full name of the manager of the investment fund and the address and telephone number of the head office of the manager. Include the former name of the issuer if its name has changed since last report.

Manicouagan Minerals Inc.

95 St. Clair Avenue West
Suite 1400
Toronto, Ontario M4V 1N6
416 961 2494

Item 2: State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland.

Item 3: Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

- ☐ Bio-tech
- Financial Services
  - ☐ investment companies and funds
  - ☐ mortgage investment companies
- ☐ Forestry
- ☐ Hi-tech
- ☐ Industrial
- Mining
  - ☒ exploration/development
  - ☐ production
- ☐ Oil and gas
- ☐ Real estate
- ☐ Utilities
- ☐ Other (describe)

Details of distribution

Item 4: Complete Schedule I to this report. Schedule I is designed to assist in completing the remainder of this report.

Item 5: State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

October 20, 2006

Item 6: For each security distributed:

(a) describe the type of security,

Units issued at a price of $0.15 and consisting of one flow-through common share (a "Flow-Through Common Share") and one half of one non-flow-through common share purchase warrant, each whole warrant, (a "Warrant") of the Issuer.

(b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date; and

9,999,998 Flow-Through Common Shares and 4,999,999 Warrants, each Warrant entitling the holder thereof to acquire one common share of the Issuer at any time on or before 4:30 p.m. (Toronto time) on October 20, 2007 at a price of $0.30 per common share.

(c) state the exemption(s) relied on.

Section 2.3 or 2.10 of National Instrument 45-106

Item 7: Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 8, below.

Each jurisdiction where purchasers reside	**Number of purchasers**	**Price per security (Canadian $)**	**Total dollar value raised from purchasers in the jurisdiction (Canadian $)**
Ontario	3	$0.15	$1,500,000
Total number of Purchasers	3		
Total dollar value of distribution in all jurisdictions (Canadian $)		$1,500,000	

Commissions and finder's fees

Item 8: Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s). Compensation includes commissions, discounts or other fees or payments of a similar nature. Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible securities, including the term and exercise price. Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

Full name and address of the person being compensated	**Compensation paid or to be paid (cash and/or securities)**				
	Cash (Canadian $)	**Securities [1]**			**Total dollar value of compensation (Canadian $)**
		Number and type of securities issued	**Price per security**	**Exemption relied on and date of distribution**	
Limited Market Dealer Inc. Suite 200, 1110 Finch Avenue West Toronto, Ontario M3J 2T2	$75,000	800,000		s. 2.3 of NI 45-106 October 20, 2006	

Note [1]: Finder's Fee Options, each Finder's Fee Option is exercisable at a price of $0.15 at any time on or before 4:30 p.m. (Toronto time) on October 20, 2008 and entitles the holder thereof to purchase one common share and one half of one common share purchase warrant of the Issuer. Each such whole warrant entitles the holder thereof to acquire one common share of the Issuer at any on or before 4:30 p.m. (Toronto time) on October 20, 2008 at a price of $0.30 per common share.

Item 9: If a distribution is made in Ontario, please include the attached "Authorization of Indirect Collection of Personal Information for Distributions in Ontario". The "Authorization of Indirect Collection of Personal Information for Distributions in Ontario" is only required to be filed with the Ontario Securities Commission.

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.

.te: October 20th, 2006

Manicouagan Minerals Inc.
Name of issuer (please print)

Joseph Baylis, President and CEO (647) 477 2444
Print name, title and telephone number of person signing

Signature

Item 10: State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities or, where applicable, the regulators under the authority granted in securities legislation for the purposes of the administration and enforcement of the securities legislation.

If you have any questions about the collection and use of this information, contact the securities regulatory authority or, where applicable, the regulator in the jurisdiction(s) where the form is filed, at the address(es) listed at the end of this report.

Authorization of Indirect Collection of Personal Information for Distributions in Ontario

The attached Schedule I contains personal information of purchasers and details of the distribution(s). The issuer hereby confirms that each purchaser listed in Schedule I of this report

(a) has been notified by the issuer

(i) of the delivery to the Ontario Securities Commission of the information pertaining to the person as set out in Schedule I,

(ii) that this information is being collected indirectly by the Ontario Securities Commission under the authority granted to it in securities legislation,

(iii) that this information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario, and

(iv) of the title, business address and business telephone number of the public official in Ontario, as set out in this report, who can answer questions about the Ontario Securities Commission's indirect collection of the information, and

(b) has authorized the indirect collection of the information by the Ontario Securities Commission.

Schedule I

Complete the following table.

. reports filed under sub-section 6.1(1)(j) (TSX Venture Exchange offering) of National Instrument 45-106 the following table only needs to list the total number of purchasers by jurisdiction instead of including the name, residential address and telephone number of each purchaser.

Do not include in this table, securities issued as payment of commissions or finder's fees disclosed under item 8 of this report.

The information in this schedule will not be placed on the public file of any securities regulatory authority or, where applicable, regulator. However, freedom of information legislation in certain jurisdictions may require the securities regulatory authority or, where applicable, regulator to make this information available if requested.

Full name, residential address and telephone number of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on	Date of distribution
Pathway Mining 2006 Flow-Through Limited Partnership Suite 210, 1110 Finch Avenue West Toronto, ON M3J 2T2	6,666,666	$1,000,000	s. 2.3 of NI 45-106	October 20, 2006
MineralFields 2006 – III Super Flow-Through Limited Partnership Suite 210, 1110 Finch Avenue West Toronto, ON M3J 2T2	1,666,666	$250,000	s. 2.3 of NI 45-106	October 20, 2006
MineralFields 2006 – IV Super Flow-Through Limited Partnership Suite 210, 1110 Finch Avenue West Toronto, ON M3J 2T2	1,666,666	$250,000	s. 2.3 of NI 45-106	October 20, 2006

Instructions:

1. File this report and the applicable fee in each jurisdiction in which a distribution is made at the addresses listed at the end of this report. If the distribution is made in more than one jurisdiction, the issuer may complete a single report identifying all purchasers and file that report in each of the jurisdictions in which the distribution is made. Filing fees associated with the filing of the report are not affected by identifying all purchasers in a single report.

2. If the space provided for any answer is insufficient, additional sheets may be used and must be cross-referenced to the relevant part and properly identified and signed by the person whose signature appears on the report.

3. One report may be used for multiple distributions occurring within 10 days of each other provided that the report is filed on or before the 10th day following the first of such distributions.

4. In order to determine the applicable fee, consult the securities legislation of each jurisdiction in which a distribution is made.

.tish Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, British Columbia V7Y 1 L2
Telephone: (604) 899-6854
Toll free in British Columbia and Alberta 1-800-373-6393
Facsimile: (604) 899-6506

Alberta Securities Commission
4th Floor, 300 - 5th Avenue SW
Calgary, Alberta T2P 3C4
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

Saskatchewan Financial Services Commission
6th Floor, 1919 Saskatchewan Drive
Regina, Saskatchewan S4P 3V7
Telephone: (306) 787-5879
Facsimile: (306) 787-5899

The Manitoba Securities Commission
1130 - 405 Broadway Avenue
Winnipeg, Manitoba R3C 3L6
Telephone: (204) 945-2548
simile: (204) 945-0330

Ontario Securities Commission
Suite 1903, Box 5520 Queen Street West
Toronto, Ontario M5H 3S8
Telephone: (416) 593-3682
Facsimile: (416) 593-8252
Public official contact regarding indirect collection of information:
Administrative Assistant to the Director of Corporate Finance
Telephone (416) 593-8086

Autorité des marchés financiers
800, Square Victoria, 22e étage
C.P. 246, Tour de la Bourse
Montréal, Québec H4Z 1G3
Telephone: (514) 395-0337
or 1877 525-0337
Facsimile: (514) 864-3681

New Brunswick Securities Commission
133 Prince William Street, Suite 606
Saint John, New Brunswick E2L 2B5
Telephone: (506) 658-3060
Facsimile: (506) 658-3059

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, Nova Scotia B3J 3J9
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Prince Edward Island Securities Office
95 Rochford Street, P.O. Box 2000
Charlottetown, Prince Edward Island C1A 7N8
Telephone: (902) 368-4569
Facsimile: (902) 368-5283

Securities Commission of Newfoundland and Labrador
P.O. Box 8700 2nd Floor, West Block Confederation Building
St. John's, Newfoundland and Labrador A1B 4J6
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Government of Yukon
Department of Community Services
Law Centre, 3rd Floor
2130 Second Avenue
Whitehorse, YT Y1A 5H6
Telephone: (867) 667-5314
Facsimile: (867) 393-6251

Government of Northwest Territories
Department of Justice
Securities Registry
1st Floor Stuart M. Hodgson Building
5009 - 49th Street
Yellowknife, Northwest Territories X1A 2L9
Telephone: (867) 920-3318
Facsimile: (867) 873-0243

Government of Nunavut
Department of Justice
Legal Registries Division
P.O. Box 1000 - Station 570
1st Floor, Brown Building
Iqaluit, Nunavut X0A 0H0
Telephone: (867) 975-6190
Facsimile: (867) 975-6194

Industry Canada | Industrie Canada

Certificate of Amalgamation

Certificat de fusion

Canada Business Corporations Act

Loi canadienne sur les sociétés par actions

MANICOUAGAN MINERALS INC. /

MINÉRAUX MANICOUAGAN INC.

440149-2

Name of corporation-Dénomination de la société

Corporation number-Numéro de la société

I hereby certify that the above-named corporation resulted from an amalgamation, under section 185 of the *Canada Business Corporations Act*, of the corporations set out in the attached articles of amalgamation.

Je certifie que la société susmentionnée est issue d'une fusion, en vertu de l'article 185 de la *Loi canadienne sur les sociétés par actions*, des sociétés dont les dénominations apparaissent dans les statuts de fusion ci-joints.

Richard G. Shaw
Director - Directeur

December 31, 2006 / le 31 décembre 2006

Date of Amalgamation - Date de fusion

Canada

Industry Canada / Industrie Canada

Canada Business Corporations Act / Loi canadienne sur les sociétés par actions

FORM 9
ARTICLES OF AMALGAMATION
(SECTION 185)

FORMULAIRE 9
STATUTS DE FUSION
(ARTICLE 185)

1 – Name of the Amalgamated Corporation / Dénomination sociale de la société issue de la fusion

MANICOUAGAN MINERALS INC. / MINÉRAUX MANICOUAGAN INC.

2 – The province or territory in Canada where the registered office is to be situated / La province ou le territoire au Canada où se situera le siège social

Ontario

3 – The classes and any maximum number of shares that the corporation is authorized to issue / Catégories et tout nombre maximal d'actions que la société est autorisée à émettre

One class of shares, to be designated as "Common shares", in an unlimited number.

4 – Restrictions, if any, on share transfers / Restrictions sur le transfert des actions, s'il y a lieu

Schedule 1 attached hereto is incorporated herein by reference as if herein set forth at length.

5 – Number (or minimum and maximum number) of directors / Nombre (ou nombre minimal et maximal) d'administrateurs

Min:3 - Max: 15

6 – Restrictions, if any, on business the corporation may carry on / Limites imposées à l'activité commerciale de la société, s'il y a lieu

None

7 – Other provisions, if any / Autres dispositions, s'il y a lieu

Schedule 2 attached hereto is incorporated herein by reference as if herein set forth at length.

8 – The amalgamation has been approved pursuant to that section or subsection of the Act which is indicated as follows: / La fusion a été approuvée en accord avec l'article ou le paragraphe de la Loi indiqué ci-après

- ☐ 183
- ☑ 184(1)
- ☐ 184(2)

9 – Name of the amalgamating corporations / Dénomination sociale des sociétés fusionnantes	Corporation No. / N° de la société	Signature	Date	Title / Titre	Tel. No. / N° de tél.
MANICOUAGAN MINERALS INC.	3925676	[signature]	12/19/06	CFO and Secretary	416 542 3980
MANICOUAGAN RESOURCES INC.	4077091	[signature]	12/19/06	CFO and Secretary	416 542 3980

FOR DEPARTMENTAL USE ONLY – À L'USAGE DU MINISTÈRE SEULEMENT

C 27 DEC '06 9:59

Canada

SCHEDULE 1

RESTRICTIONS, IF ANY, ON SHARE TRANSFERS

None.

SCHEDULE 2

OTHER PROVISIONS

1. The directors may between annual meetings of shareholders, appoint one or more additional directors of the Corporation to serve until the next annual meeting of shareholders, but the number of additional directors shall not at any time exceed 1/3 of the number of directors who held office at the expiration of the last meeting of the shareholders of the Corporation.

2. Any meeting of the shareholders of the Corporation may be held in any of the following cities:

St. John's, Newfoundland
Charlottetown, Prince Edward Island
Halifax, Nova Scotia
Saint John, New Brunswick
Montreal, Quebec
Quebec City, Quebec
Toronto, Ontario
Ottawa, Ontario
Winnipeg, Manitoba
Regina, Saskatchewan
Victoria, British Columbia
Vancouver, British Columbia

or in any other place selected by the directors of the Corporation in accordance with applicable corporate legislation.

TECHNICAL REPORT ON THE BRABANT LAKE PROPERTY, SASKATCHEWAN, CANADA

FOR

MANICOUAGAN MINERALS INC.

Toronto, Ontario, Canada
September 15, 2006.

Paul Chamois, Msc (A), P. Geo.

TABLE OF CONTENTS

LIST OF FIGURES

LIST OF TABLES

1.0 SUMMARY

The Brabant Lake property is located approximately 175 km north of La Ronge, Saskatchewan. It is accessible year round by a 2 km drill/winter road which connects it to Provincial Highway 102 at a point just north of the settlement of Brabant Lake.

The property consists of Mining Lease 5054 which includes 21 former contiguous claims (S-61073 to S-61087 and S-72187 to S-72192) and totals about 411 hectares. Manicouagan Minerals Inc. announced on June 28, 2006 that it had purchased a 100% undivided interest in the property (www.manicouaganminerals.com)

Mining Lease 5054 is located within Crown Reserve 656, Block 4. The Peter Ballantyne Cree Nation made application in 1994 to purchase Crown Reserve 656, Block 4 from the Saskatchewan government under the terms of the Treaty Land Entitlement Program. The process of transferring the land to the Peter Ballantyne Cree Nation has not been advanced since the application was made but Crown Reserve 656, Block 4 remains an active claim. Manicouagan Minerals Inc. is under no obligation to sell its interest in Mining Lease 5054 should the transfer be completed. No staking is allowed within Crown Reserve 656, Block 4.

Incentive liens totaling $37,338.93 incurred by previous leaseholders must be repaid to the government from the net profits of any eventual mine located on Mining Lease 5054. Assessment work worth $6,680.46 must be filed within 90 days of Mining Lease 5054's anniversary date of December 13, 2006. Alternatively, a deficiency deposit for that amount may be made.

The Brabant Lake property is located within the Reindeer Zone of the Early Proterozoic Trans-Hudson Orogen. The Reindeer Zone is comprised of a lithologically and structurally complex collage of arc-related volcanic and plutonic rocks, coeval or derived volcanogenic clastics, subordinate later arkosic mollase assemblages and crustal melt fractions. The Reindeer Zone has been subdivided into a series of domains. The McLennan Lake Tectonic Zone separates the lower metamorphic grade volcanic and intrusive rocks of the La Ronge domain from the amphibolite to granulite facies gneisses of the MacLean Lake Belt to the east.

The Brabant Lake property is situated less than 5 km east of the McLennan Lake Tectonic Zone in the western part of the MacLean Lake Belt and straddles the boundary between the MacLean Lake Gneisses and the McLennan Group meta-arkoses. The McLean Lake Gneisses are interpreted as representing mainly proximal volcanogenic greywackes with subordinate amounts of volcanic and volcaniclastics rocks and conglomeratic fan deposits. The McLennan Group is interpreted as a molasse assemblage with repetitious upward fining cycles of immature, fluvial, lithic and feldspathic sands and conglomerates. Metamorphic grades in the MacLean Lake Belt locally attain granulite facies.

The central part of the Brabant Lake property is covered by a thick blanket of Pleistocene to Recent lacustrine sediments. Outcrops are confined to northeast trending outcrop ridges in the northwestern and southeastern quadrants of the property. Biotite gneiss and semi-continuous bands of intercalated amphibolite (+/- biotite) and calc-silicate gneisses

are assigned to the McLennan Group and comprise the predominant lithologies on the property. Garnetiferous biotite gneiss/migmatite which underlies the easternmost part of the property is included in the MacLean Lake Gneisses. Pegmatites and other evidence of melt fractions are common, locally exceeding 50% by volume of the MacLean Lake Belt.

Prospecting in 1956 led to the discovery of what has become known as the McKenzie (a.k.a. Peg) deposit. Since its discovery, the property has been subjected to a variety of airborne and ground geophysical surveys, limited soil sampling and trenching, geological mapping and diamond drilling. To date 72 drill holes have tested the deposit and several others have tested targets elsewhere on the property. The most recent and comprehensive mineral resource estimate indicates that the McKenzie deposit contains some 4.8M tonnes averaging 5.19% Zn, 0.57% Cu, 0.28% Pb, 22.59 g/t Ag and 0.22 g/t Au (Deptuck, 1994).

The deposit consists of two parallel, generally north-northeasterly striking and moderately west-northwesterly dipping zones referred to as the Upper and Lower Zones. Limited tonnage has been included in the mineral resource estimate from a zone located structurally above the Upper Zone and referred to as the Hangingwall Zone. The mineralization has been traced along strike by drilling for over 1,000m and down dip for over 500m. Average true width of the mineralization at a 2% Zn and minimum 3m width is 4.9m in the Upper Zone and 5.15m in the Lower Zone (Stewart and Chamois, 1994).

The McKenzie deposit consists of variable amounts of pyrrhotite, sphalerite, pyrite, chalcopyrite and galena as tabular to lensoid bodies of disseminated to massive sulphide, sulphide-rich breccias, concordant to discordant veins and veinlets. Textures within the sulphide-rich breccias suggest that the deposit has been injected or, more likely, remobilized. The deposit shares many textural and metamorphic characteristics with other massive sulphide deposits found in higher metamorphic grade terranes such as those of the Manitouwadge camp in Ontario and of the Sherridon area of Manitoba.

Limited petrography, micro-probe analyses and preliminary metallurgical testing indicate that the sphalerite is marmatitic but that efficient copper-zinc recoveries with marketable grade zinc and copper concentrates might be expected. These preliminary flotation tests were not optimized and more bench scale testing is warranted.

Many of the early holes on the property did not go deep enough to intersect the Lower Zone. The McKenzie deposit remains open down plunge and untested borehole transient domain EM anomalies have been identified.

The author of this report considers that the potential to significantly increase the size of the McKenzie deposit is real, particularly in the Lower Zone where some of the higher grade intersections have been achieved.

A Phase I program consisting of line cutting, surveying of existing collar locations with differential GPS, diamond drilling (8 ddh/4,200m) as well as ground geophysical (magnetics and HLEM) and borehole EM surveying at an estimated cost of $725,450 is recommended. A Phase II program consisting of addition diamond drilling, borehole EM surveying, bench scale metallurgical testing and computerization of the drill hole and assay database totaling $1,650,000 would be contingent upon achieving sufficiently encouraging results in Phase I.

2.0 INTRODUCTION AND TERMS OF REFERENCE

MPH Consulting Limited ("MPH") was retained by Rodney Thomas, M.Sc.(A)., P.Geo., on behalf of Manicouagan Minerals Inc. ("Manicouagan") to prepare an independent Technical Report on the Brabant Lake property, located approximately 175 km by road northeast of the town of La Ronge, Saskatchewan. The report was commissioned by Manicouagan to comply with regulatory disclosure and reporting requirements and may be used in support of future financing efforts. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Manicouagan is a Canadian base metal exploration company with projects in Quebec and Saskatchewan and is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia and Newfoundland and Labrador. The common shares of Manicouagan trade on the TSX Venture Exchange and it is under the jurisdiction of the Ontario Securities Commission.

Paul Chamois, M.Sc. (A), P.Geo., Geological Consultant (MPH) served as the Qualified Person responsible for the preparation of the Technical Report as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects, Companion Policy 43-101CP and in compliance with Form 43-101F1 (the "Report").

A site visit to the Brabant property was carried out by Paul Chamois on August 23rd, 2006. The purpose of the visit was to confirm previous geological observations, locate previous drill sites and landmarks and identify any other factors which might affect the project. Paul Chamois also has prior experience on the property. Discussions were held on August 9, 2006 between Rodney Thomas, M. Sc (A), P.Geo, acting on behalf of Manicouagan, and William Brereton, M.Sc (A), P.Eng, and Paul Chamois, M.Sc (A), P.Geo, MPH.

In preparing this report, the author reviewed and relied on geological reports, maps, and miscellaneous technical reports in the public domain and confidential geological reports, maps and technical reports supplied to him by Manicouagan. There were no limitations put on the author in preparation of the Report with respect to exploration data held by Manicouagan. The documents reviewed are listed in Item 20 of the Report.

The results and opinions expressed in the Report are conditional upon the aforementioned information being current, accurate and complete as of the date of this report and that no information has been withheld which would affect the conclusions made herein.

Mr. Gerald A. Harron, P.Eng. (G.A. Harron and Associates) completed the peer review of the Report.

Units of measurement used in the Report conform to the SI (metric) system, unless otherwise indicated. The following is a list of abbreviations which may be used in this report and the meanings attached to them.

Ag	silver
Au	gold
B.P.	before present
°C	degree Celsius
C$	Canadian dollars
cm	centimetre
Cu	copper
dia.	diameter
EM	electromagnetic
ft	foot
g	gram
g/t	gram per tonne
ha	hectare
HLEM	horizontal loop electromagnetic
in	inch
kg	kilogram
km	kilometre
L	liter
m	metre
M	mega (million)
MASL	metres above sea level
mm	millimeter
opt, oz/st	ounce per short ton
oz	troy ounce (31.1035g)
ppb	part per billion
ppm	part per million
st	short ton
t	metric tonne
VLF	very low frequency
VMS	volcanogenic massive sulphide
yr	year
Zn	zinc

3.0 RELIANCE ON OTHER EXPERTS

The information, conclusions, opinions and estimates contained herein are based on:

-information available to MPH at the time of preparation of this report,

-assumptions, conditions and qualifications as set forth in this report, and,

-data, reports and other information supplied by Manicouagan and other third party sources.

Legal title to the property has been reviewed by examination of a Disposition Search Abstract provided by the Saskatchewan Ministry of Industry and Resources. MPH disclaims any errors that may be associated with this document.

The results and opinions expressed in this report are based on MPH's review of the geological and technical information listed in Item 21. While MPH has carefully reviewed all of the information provided by Manicouagan, and believes it to be reliable, MPH has not conducted an in-depth independent investigation to verify its accuracy and completeness.

4.0 PROPERTY DESCRIPTION AND LOCATION

4.1. Location

The Brabant Lake property (the "Property") is located 480 km northeast of Saskatoon, in the Brabant Lake area of northern Saskatchewan, Canada. The center of the property lies approximately 175 km northeast of the town of La Ronge, Saskatchewan. (Figures 4-1 and 4-2).

The Property is centered at approximately latitude 57° 08' N and longitude 103° 43'W or Universal Transverse Mercator ("UTM") coordinates 6 220 601 m N and 580 833 m E of Zone 13 with datum set to North American Datum 1927 (NAD27). The Property lies within the Canadian National Topographic System (NTS) sheet 64D/4 SE.

4.2. Property

The Property consists of Mining Lease 5054 ("M.L. 5054") which includes 21 former contiguous claims (S61073 to S61087 incl. and S72187 to S72192 incl.) and totals about 411 hectares. (Figure 4-3) The Property is located within the Northern Mining District on Saskatchewan Mineral Claim map 64-D-4. M.L. 5054 has an effective date of December 13, 1997.

Mining leases in Saskatchewan are renewal every five years. M.L. 5054 must be renewed on or before December 12, 2007. Assessment credit must be filed annually and excess credits may be banked. An assessment work commitment of $75/hectare per annum is required resulting in annual minimum expenditures of $30,825 on M.L. 5054. As of the effective date of this report, available assessment expenditures for the Property total $24,144.54. In order to extend the tenure for one additional year, work totalling $6,680.46 must be filed within 90 days of M.L. 5054's anniversary date. Alternatively a deficiency deposit of $6,680.46 may be paid in lieu of work.

There is no legal requirement to do a legal survey of the perimeter, nor is there any record of one having been done.

There are Incentive Liens totalling $37,388.93 outstanding against the property which were incurred by previous leaseholders as follows:

Table 4-1 Incentive Liens on Brabant Lake Property

COMPANY	DATE	AMOUNT
Bison Petroleum & Minerals Ltd.	March 31, 1966	$27,571.78
Rio Tinto Canadian Exploration Limited	March 31, 1967	$8,835.43
Rio Tinto Canadian Exploration Limited	February 15, 1968	$981.71
		$37,388.93

Incentive Liens must be repaid to the government from 20% of net profits once a mine located on M.L. 5054 goes into production and generates a profit.

Figure 4-1 Location Map


110°W
100°W
BRABANT LAKE
ZINC
Kilometres
Fort McMurray
Thompson
La Ronge
Flin Flon
Lloydminster
Camrose
Prince Albert
North Battleford
Melfort
Saskatoon
Drumheller
Figure 4-1
Melville
Moose Jaw
Regina
Medicine Hat
Swift Current
MANICOUAGAN MINERALS INC.
GENERAL LOCATION
MAP REF NO
SCALE
FIGURE 4-1
DRAFTED BY PDB
DRAWN
DATE SEPTEMBER 21, 2006
MPH
BCS - June 2006
Projection UTM Zone 13, NAD83

Figure 4-2 Location and Access Map



106°W
104°W
102°W
58°N
56°N
Cigar Lake
Wollaston Lake
Wollaston Lake
McArthur River
N
S
W
E
0
20
40
Kilometres
Cree Lake
Reindeer Lake
Key Lakes
Kinoosao
914
905
BRABANT LAKE
PROPERTY
Southend
Brabant
102
Missinipe
Sandy Bay
Stanley Mission
Figure 2
915
910
Lac La Ronge
La Ronge
165
2
969
165
MANICOUAGAN MINERALS INC.
BRABANT LAKE PROPERTY, SASKATCHEWAN, CANADA
PROPERTY LOCATION
MAP REF. NO.:
DRAFTED BY: PCB
SCALE:
DRAWN:
FIGURE: 2
DATE: SEPTEMBER 21 2006
MPH
CONSULTING LIMITED
International Exploration & Mining Consultants
Projection UTM Zone 13, NAD83
104°W
102°W

BCS - June 2006

4.3. History of Claims

The original PEG group of 15 claims (S61073 to S61087 incl.) was staked for a syndicate by M. Murtak in December, 1956 and optioned to a joint venture consisting of Paramount Petroleum and Minerals Ltd. ("Paramount") and Westore Mines Ltd ("Westore"). These companies later merged to become Prairie West Explorations, Ltd., ("Prairie West") a corporation controlled by Bison Petroleum and Minerals Ltd. ("Bison"), a subsidiary of Canadian Javelin Ltd ("Javelin") (Morton and Kleespies, 1990). Bison changed its name to United Bison Resources Ltd. ("United Bison') sometime later.

In 1965 Rio Tinto Canadian Exploration Limited ("Rio Tinto") optioned the Property, which by this time included an additional six contiguous claims (S72187 to S72192 incl.) as well as claim blocks 25, 26 and 27 (Klemenchuk, 1966). Rio Tinto explored the Property for one year. Claim blocks 25, 26 and 27 have since been allowed to lapse.

In August, 1988 Gamsan Resources Ltd ("Gamsan") negotiated with United Bison's parent company, Nalcap Holdings Inc., to acquire United Bison's subsidiary, Prairie West, whose sole asset was the Property.

In May of 1991, Prairie West assigned all its rights in the Property to Longyear Canada Inc. ("Longyear") pursuant to a Court Order to do so in lieu of payment for work performed for Gamsan. In September, 1992 Phelps Dodge Corporation of Canada, Limited ("PDC") optioned the Property from Longyear but terminated the option on its second anniversary.

On July 28, 2006 Manicouagan announced that they had purchased a 100% undivided interest in the Property from Longyear for a one time payment of $300,000 (www.manicouaganminerals.com). No advanced or production royalties are owing to Longyear.

4.3. Treaty Land Entitlement Program

M.L. 5054 is located within, and is completely surrounded by Crown Reserve #656, Block #4 ("C.R. 656") (Figure 4-3). C.R. 656 is subject to the Treaty Land Entitlement Program whereby money is made available to certain treaty Indian Bands to buy private and/or Crown lands to be designated as reserves as redress for unfulfilled treaty obligations. The Peter Ballantyne Cree Nation (the "First Nation") made application in 1994 to purchase certain crown resource land, including C.R. 656. The sale of C.R. 656 to the First Nation is subject to certain stipulations, one being that the owner of any mineral rights must consent to the sale.

If Manicouagan does not consent to a sale, it will continue to hold the mineral lease but M.L. 5054 would be totally surrounded by a reserve. Agreements relating to surface access that are less than one year can be entered into with the Province of Saskatchewan. Agreements longer than one year must have the prior consent of the First Nation.

The First Nation has not advanced the acquisition process since making application in 1994 to acquire C.R. 656, which remains under active claim. The First Nation can continue to re-select C.R. 656 every 18 months.

Figure 4-3 M.L. 5054


572,000
576,000
580,000
584,000
Lower Waddy Lake
Redhill Lake
CR 656 (Block 4)
102
905
ML 5054
Brabant Lake
Townsite
6,220,000
Brabant Lake
132
Taylor Lake
6,216,000
6,212,000
Brabant Lake
Figure 4-3
BCS, July 2006
MANICOUAGAN MINERALS INC.
BRABANT LAKE PROPERTY, SASKATCHEWAN, CANADA
M.L.5054
MAP REF NO:
DRAFTED BY: PDB
SCALE:
DRAWN
FIGURE: 4-3
DATE: SEPTEMBER 21, 2006
MPH
International Exploration & Mining Consultants
Kilometres
UTM Zone 13, NAD83

4.4. Environment and Socio-Economic Issues

The author is not aware of any existing environmental liabilities on the Property.

4.5. Surface Rights

M.L. 5054 does not include surface rights which are owned by the Crown.

4.6. Work Permits

Prior to the initiation of field work, a Mineral Exploration Application must be submitted to Saskatchewan Environment outlining the timing, location, type and scope of work to be performed. A closure report may be required upon termination of the work, depending on the nature and extent of the proposed work. More information regarding the Mineral Exploration Applications and best practices in Saskatchewan is available on Saskatchewan Industry and Resources' web site (www.ir.gov.sk.ca).

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1. Accessibility

The Property is located 2.5 km northeast of the settlement of Brabant Lake, Saskatchewan, which itself is located about 174 km by road north of the town of La Ronge along Provincial Highway 102. This all-weather gravel road passes to within 1 km west of the Property. Year round access to the Property is via an approximately 2 km long bulldozed winter/drill road from Highway 102 at a point just north of the settlement of Brabant Lake, about 500m north of the Waddy River. Alternatively, a winter/drill road leads northeasterly across the Property from a point at the northeast corner of Brabant Bay.

The Property can also be reached by floatplane or helicopter available for charter in La Ronge.

5.2. Climate

The Property is located within the Northern Forest ecological region as defined in Marshall and Schut (1999). The region is classified as having a sub-humid, high- to mid-boreal ecoclimate marked by short, cool summers and long, very cold winters. The mean monthly temperatures range from -25°C in January to 17°C in July. Extreme maximum temperatures for the same period are 6°C to 10°C in January and 30°C to 36°C in July. Extreme minimum temperatures for these months were -49°C and 1°C, respectively during the years from 1951 to 1980. The mean annual precipitation at Brabant Lake is 530mm. In excess of 250mm of snow remains for a period of 160 days and the median depth of maximum snow cover is about 500mm.

Lakes are usually frozen until May and freeze-up is generally in early November. Exploration and development can be carried out year round.

5.3. Local Resources and Infrastructure

Provincial Highway 102 passes to within 1 km west of the Property. Local accommodations, food and fuel are available at an outfitter's camp in the settlement of Brabant Lake. Brabant Lake has a population of about 100.

The closest community of any significance is La Ronge, located about 174 km by road south of Brabant Lake. La Ronge is the largest community in northern Saskatchewan and has a population of 3,500 in the town itself and about 2,000 people on the adjacent First Nations lands of the Lac La Ronge Indian Band and some 1,000 people residing in the bordering settlement of Air Ronge. It is serviced by daily scheduled flights.

Local resources include an abundance of water and construction aggregate. Electrical power at the settlement of Brabant Lake is diesel generated.

5.4. Physiography, Flora and Fauna

The Property has a base elevation of 425 masl. It is characterized by generally flat topography except for the southeastern portion of the property where elongated outcrop ridges have a local relief of about 10m.(See Figure 5.1)

Figure 5-1 Drill Road



Most of the Property is characterized by an extensive cover of grey, lacustrine clays, silts and littoral sands left stranded after the recession of glacial Lake Agassiz, 8500-9000 years B.P. Bedrock exposures are confined to elongate roches moutonnées ridges with a minor cover of autochthonous till and/or beach gravels which emerge from the lacustrine sediment infilled lowlands (Morton and Kleespies, 1990). Outcrop is limited and is concentrated in the northwestern and southeastern quadrants of the Property.(See Figure 5.2)

Morton & Kleespies (1990) report that the Property was burned by forest fires in the late 1960's. Vegetation is essentially black spruce and pine with occasional aspen groves. A variety of willows, bog birches and occasional alders form narrow bands about the perimeters of muskegs.

Species inhabiting this ecoregion include moose, black bear, wolf, mink, muskrat, otter, beaver and snowshoe hare.

Figure 5-2 Typical *roches moutonnées* **outcrop**



6.0 HISTORY

The reader is cautioned that the author has not undertaken an independent investigation of the previous resource estimates done on the McKenzie deposit described in this section of the report by Byers (1962), Kirkland (1968) Knowles (1968) and Hawkins and Naas (1989) nor has he independently analysed the assay results of the previous exploration results to verify the resource database and therefore, these historical estimates should not be relied upon. The previous estimates are not current estimates made in compliance with National Instrument 43-101 and the author is not treating these historical resource estimates as a resource or reserve within the meaning of National Instrument 43-101. The author views these historical estimates as a conceptual indication of the potential size of the resource.

However, the resource estimate by Deptuck (1994) has been reviewed by the author. The database consists of coded data which reflects the actual drill logs and assay data. Deptuck (1994) estimated the resource using the polygonal method in plan view with a 2% Zn cutoff, a minimum true width of 3.00m and a Specific Gravity of 3.00. Deptuck (1994) did not attempt to distinguish inferred or indicated resources. The author is of the opinion that the entire resource can be classified as an inferred resource as defined by the CIM Standards on Mineral Resources and Reserves.

The earliest geological mapping of the Brabant Lake areas was by Alcock (1939) of the Geological Survey of Canada.

The mineralized zone on the Brabant Lake property was discovered by Lawrence McKenzie, a trapper and prospector from nearby Stanley, Saskatchewan. The original PEG claims were staked for a syndicate by M. Murtack and optioned to a joint venture consisting of Paramount and Westore in 1956. These companies later merged to become Prairie West a corporation then controlled by Bison, a subsidiary of Javelin.

During 1957-1958, Paramount and Westore completed preliminary exploration consisting of an airborne magnetic and electromagnetic survey of the surrounding area, five trenches and ground magnetic and electromagnetic surveys (Byers, 1962). The trenching revealed a sulphide bearing mineralized zone varying from 2.2m to 6.4m in width (Morton and Kleespies, 1990). This was followed by thirty nine diamond drill holes for a total of 4,267m. The drilling tested the McKenzie deposit over a strike length of about 1,000m and to vertical depth of about 290m.

Kirkland (1959) included the property in his 1" to ½ mile geological map of the Brabant Lake Area. Byers (1959) examined the deposit as part of his study of base metal mineralization associated with pegmatites in northern Saskatchewan.

Byers (1962) estimated a resource of 5,570,000 tons averaging 4.84% Zn and 0.57% Cu using a 3% combined Cu + Zn cutoff.

In 1964, Bison completed two diamond drill holes totalling 962m. In 1965, Bison commissioned the Department of Mines and Technical Surveys to run a series of preliminary flotation tests on a 72.7 kg sample of low grade material. The results are described in Item 16. Later in 1965 the property was optioned to Rio Tinto Canadian Exploration Limited ("Rio Tinto") which completed an additional 15 diamond drill holes

totalling 3,686m, the results of which did not prove sufficiently encouraging (Klemenchuk, 1966).

In 1968, D.M. Knowles estimated a geological and drill indicated resource of 3,668,000 tonnes averaging 4.42% Zn, 0.64% Cu for Javelin. Knowles (1968) identified 5 apparently southwesterly plunging shoots within the tabular McKenzie deposit. Also in 1968, S.T.J. Kirkland estimated a geological and drill indicated resource of 3,674,000 tonnes grading 4.42% Zn and 0.64% Cu (Morton and Kleespies, 1990).

In 1970, W.G.Q. Johnston of the Saskatchewan Department of Mineral Resources covered the property as part of a regional soil survey. A Zn-Cu soil anomaly coincided with the McKenzie deposit. A second anomaly measuring 350m long by 120 m wide was identified to the southeast of the deposit. The results of the survey, as well as a geology map of the McKenzie deposit, were published in 1972.

Sangster (1978) included a sample of galena from the McKenzie deposit in a larger study of lead ores of the circum-Kisseynew volcanic belt and classified the McKenzie Deposit as a volcanogenic associated exhalative type.

In 1984, A.M. Frew was contracted by Bison to carry out ground magnetic and VLF-EM surveys over a 40 line-km survey grid. A strong VLF-EM conductor coincident with the 350m x 120m Zn-Cu soil anomaly outlined by Johnston (1972) was identified and was interpreted to represent a possible extension to the McKenzie deposit. The VLF-EM conductors identified at that time were further investigated with a biogeochemical survey using the gold content in alder twigs (Morton and Kleespies, 1990).

In 1988, Gamsan Resources Ltd. ("Gamsan") purchased Prairie West from United Bison. Prairie West's only asset was the Brabant property. Gamsan commissioned MPH to prepare an independent assessment and summary of all existing databases. Hawkins and Neale (1988) concluded that the previous resource estimations of Knowles (1968) and Kirkland (1968) were done to prevailing industry standards and were properly classified as "geologic and drill-indicated reserves". The author believes that these estimations represent inferred resources.

Gamsan initiated their ground work with a modest program of soil and lithogeochemical sampling followed by some trenching. Subsequently a new 100 line-km grid was cut and ground geophysical surveys consisting of magnetics (96.4 km), VLF-EM (96.4 km) and HLEM (45 km) were completed. In December 1988 Gamsan undertook an 18 hole drill program totaling 3,716m (Chamois, 1992). This program tested the mineralized zone to a vertical depth of 446 m and along strike for about 500m (Morton and Kleespies, 1990).

Table 6-1 lists the Gamsan drilling specifications. Table 6-2 lists intersections of economic interest achieved by Gamsan (Chamois, 1992).

In 1989, MPH was contracted to generate a new drill indicated mineral estimate and estimated a geological resource of 3,489,000 tonnes grading 4.49% Zn, 0.54% Cu, 0.17% Pb,17.17 g/t Ag and 0.19 g/t Au at a 2% Zn cutoff. MPH also concluded that the property had "good potential for an economic polymetallic deposit" (Hawkins and Naas, 1989). Subsequently Gamsan completed detailed geological mapping of the property as well as an 8 line orientation humus and B-horizon soil sampling program. Based on the results of the orientation program a larger B-horizon sampling program was completed. However,

because of thick clay/silt cover deposited by glacial Lake Agassiz elsewhere, the survey was only successful in the southeasterly portion of the property. The survey successfully identified the McKenzie deposit as well a lateral strike extension to the southwest and a new anomaly parallel to the McKenzie deposit to the southwest (Morton and Kleespies, 1990).

In 1992, Longyear was awarded title to the property, pursuant to a court order, in lieu of payment for work performed.

The property lay dormant until 1992 when PDC negotiated an option agreement with Longyear and initiated ground work by re-establishing the grid (47 line km) and completing a HLEM survey (27 line km). PDC completed a 7 hole drilling program totaling 820 m in the spring of 1993 designed to test geophysical targets outside of the immediate McKenzie deposit area. Although sulphides were intersected, no significant base metal values were returned (Durocher, 1993a). That summer PDC completed a review of the previous drilling and detailed structural mapping

Table 6-1 1988-1989 Gamsan Drilling Data

HOLE	LOCATION	AZIMUTH/DIP	LENGTH (m)
88-1	13+95N/ 7+45E	120°/-60°	236.0
88-2	14+50N/ 9+15E	Vertical	146.0
88-3	5+55N/ 9+25E	120°/-70°	182.0
88-4	17+75N/ 9+52E	Vertical	186.0
88-5	15+30N/ 9+10E	120°/-80°	220.0
88-6	15+22N/ 8+83E	Vertical	224.0
88-7	14+65N/ 8+60E	Vertical	218.0
88-8	14+70N/ 8+86E	Vertical	185.0
88-9	15+10N/ 8+30E	Vertical	327.0
88-10		120°/-80°	410.0
88-11	16+80N/ 7+75E	Vertical	446.0
88-12	16+80N/ 7+75E	120°/-65°	392.0
88-13	16+14N/10+60E	Vertical	122.0
88-14	16+32N/11+12E	Vertical	84.0
88-15	16+66N/10+62E	Vertical	56.0
88-16	16+ / 11+ E	Vertical	92.0
88-17	17+75N/11+35E	Vertical	92.0
88-18		Vertical	98.0
			3,716.0

(Barclay, 1993). Based on that work, a second drilling program consisting of 4 holes for a total of 2,233m was completed to test the depth potential of the Upper Zone as well as to confirm the existence of the Lower Zone. (Durocher, 1993b). BR-196-8 intersected 13.92% Zn, 0.83% Cu and 43 g/t Ag across 6.3 m in the Lower Zone.

Table 6-3 lists the PDC drilling specifications. Table 6-4 lists intersections of economic significance achieved by PDC.

Four drill holes (BR-196-8 to BR-196-11 incl.) were surveyed using a Crone borehole transient domain EM system in 1993. The survey detected sulphide- or graphite-bearing intervals in each hole as either "in-hole" or "off-hole" signatures. The following signatures were identified (Jagodits, 1994). See Table 6-5.

Table 6-2 1988-1989 Gamsan Drilling Significant Intersections

Hole	From (m)	To (m)	Length (m)	Zn (%)	Cu (%)	Pb (%)	Ag (%)	Au (g/t)
88-01	196.5	197.5	1.00	3.80	0.10	tr	0.10	tr
88-02	99.0	102.0	3.00	2.40	0.40	0.01	6.90	0.01
	127.5	129.5	2.00	3.50	0.20	0.09	10.30	tr
88-03	143.5	154.1	10.60	5.30	0.70	0.08	20.60	0.10
88-05	148.8	150.6	1.80	8.80	0.69	0.01	15.10	tr
	157.5	164.0	6.50	5.26	0.99	1.92	65.80	0.20
	166.0	168.7	2.70	5.46	1.43	0.10	38.90	0.20
	174.8	176.7	1.90	7.99	0.38	0.19	13.70	0.10
88-06	205.2	211.7	6.50	6.50	0.63	0.05	3.80	tr
88-07	164.3	165.5	1.20	5.00	0.64	0.01	19.10	0.20
	197.3	199.6	2.30	6.23	0.20	0.02	4.50	tr
	200.7	202.1	1.40	4.79	0.71	0.04	7.40	tr
88-08	111.7	114.6	2.90	1.01	1.12	0.03	23.30	0.20
	166.8	168.5	1.70	5.36	0.25	0.02	4.50	tr
	169.5	170.6	0.90	2.38	0.30	0.01	7.00	tr
88-09	209.5	211.0	1.50	0.27	0.01	1.16	17.00	tr
	272.1	276.6	4.50	1.56	0.48	0.50	20.40	tr
88-10	339.8	342.0	2.20	5.95	0.67	1.28	52.30	0.50
	369.9	373.0	3.10	7.71	2.16	0.79	116.10	0.20
88-11	369.7	373.0	3.30	4.89	0.23	2.06	91.90	0.50
	374.0	375.6	1.60	0.38	0.94	1.88	187.00	3.40
	381.7	384.4	2.50	0.60	0.50	3.27	198.30	2.90
	385.2	387.5	2.30	6.03	0.54	0.35	42.70	1.20
	390.0	394.2	4.20	5.99	0.76	0.42	55.30	0.20
	397.0	401.3	4.30	0.06	0.10	2.20	79.30	1.80
88-12	288.8	297.7	8.90	2.74	0.38	1.29	74.10	0.70
	330.0	341.5	11.50	5.09	0.75	1.35	76.90	1.30
	347.4	347.7	0.30	0.03	0.04	5.63	749.50	6.30
88-13	103.7	107.9	4.20	10.60	0.99	0.01	16.00	0.04
88-14	60.0	65.4	5.40	5.64	0.51	tr	8.00	0.04
88-15	36.9	39.2	2.30	2.96	0.31	tr	3.90	0.02
88-16	74.0	78.1	4.10	5.30	1.56	tr	18.67	0.09
88-17	84.2	87.8	3.60	5.23	1.16	tr	18.54	0.20
88-18	63.8	67.2	3.40	2.32	0.29	tr	3.00	0.15
88-18	77.3	80.6	3.30	6.17	2.22	tr	25.60	0.30

In 1994, PDC completed preliminary metallurgical testing at its metallurgical laboratory in Tucson, Arizona based on three drill core composites from hole BR-196-8. Test work on a higher grade composite yielded marketable Zn concentrates with good recoveries. Upgrading the Cu concentrate without acceptable losses of recovery was not demonstrated however. A lower grade composite did not respond as well as the higher grade concentrate but a lead-silver rich concentrate responded fairly well to a very simple reagent scheme. The test work was preliminary and improvements were thought to be attainable with additional work (Hanks and Rood, 1993)

PDC initiated a compilation and re-interpretation of all the drilling completed and estimated an unclassified mineral resource inventory of 4,858,000 tonnes grading 5.19% Zn, 0.57% Cu, 0.28% Pb, 22.59 g/t Ag and 0.22% Au using a 2% Zn cutoff and a minimum true width of 3.00m (Deptuck, 1994). PDC concluded that there was potential to increase the size of the mineral resource and proposed a seven hole drilling program totaling 3,800m to further evaluate the Lower Zone in particular (Stewart and Chamois, 1994). Given PDC's criteria for development at the time however, the option was terminated and the property returned to Longyear.

Table 6-3 1993 PDC Drilling Data

HOLE	LOCATION	AZIMUTH/DIP	LENGTH (m)
BR-196-1	11+30N/1+90E	125°/-45°	100.0
BR-196-2	5+85N/1+30E	125°/-45°	101.0
BR-196-3	5+85N/3+00E	125°/-45°	101.0
BR-196-4	2+10N/2+38E	125°/-45°	134.0
BR-196-5	3+20N/8+45E	130°/-45°	101.0
BR-196-6	17+60N/4+25W	135°/-45°	152.0
BR-196-7	20+50N/1+10E	310°/-45°	131.0
BR-196-8	17+75N/8+00E	120°/-75°	479.0
BR-196-9	18+00N/6+00E	120°/-75°	596.0
BR-196-10	17+10N/5+20E	120°/-75°	590.0
BR-196-11	18+50N/6+75E	120°/-75°	568.0
			3,053.0

Table 6-4 1993 PDC Drilling Significant Intersections

HOLE	FROM (m)	TO (m)	LENGTH (m)	Zn (%)	Cu (%)	Pb (%)	Ag (g/t)	Au (g/t)
BR-196-8	360.90	368.10	7.20	5.49	0.53	0.02	13.96	0.14
	398.00	404.30	6.30	13.92	0.83	0.04	43.00	0.16
BR-196-9	470.70	472.65	1.95	0.70	0.10	tr	2.85	0.02
	479.35	479.65	0.30	9.93	0.05	0.04	24.20	0.23
	525.38	527.02	1.64	0.77	0.04	0.11	7.63	0.02
BR-196-10	529.92	533.52	3.60	2.33	0.23	0.01	10.98	0.06
	535.75	539.33	3.58	2.30	0.13	0.02	6.14	0.04
	542.90	546.70	3.80	6.57	0.15	0.02	11.39	0.04

Table 6-5 Borehole Pulse-EM Targets

HOLE	DEPTH (m)	TARGET DESCRIPTION
BR-196-08	370	Off-hole conductor below and to the right
BR-196-09	480	More conductive parts of the conductor may be located above and to the left
BR-196-10	525 to 530	Increased conductivity may occur above and to the right
BR-196-10		Late channel in-hole response near end of hole may indicate a conductor beyond the end of the hole
BR-196-11	400 and 545	More conductive sources may be located below and to the left

The exploration history is outlined in the summary below:

1956 Lawrence McKenzie
-discovery by prospecting
-15 contiguous claims staked
-property optioned to Paramount Petroleum and Mineral Corporation Limited and Westore Mines Limited joint venture

1956-58 Paramount-Westore Joint Venture
-ground geophysics (mag, EM)
-prospecting, trenching
-airborne magnetic and electromagnetic survey
-diamond drilling
-39 holes totaling 4,267m

1959	Saskatchewan Dept. of Mineral Resources -1" to ½ mile geological map of Brabant Lake area (Kirkland, 1959)
1964	Bison Petroleum and Minerals Ltd. -diamond drilling -2 holes totaling 962m -property optioned to Rio Tinto Canadian Exploration Limited
1965-66	Rio Tinto Canadian Exploration Limited -diamond drilling -15 holes totaling 3,686m
1970	Saskatchewan Dept. of Energy and Mines -soil and rock geochemical survey, Brabant Lake area (Johnston, 1972)
1978	Geological Survey of Canada -Pb-Pb isotope analysis of one galena sample (Sangster, 1978)
1984	Bison Petroleum and Minerals Limited -ground geophysics -mag, VLF-EM (40 km) -biogeochemical (alder twig) survey
1988	Gamsan Resources Ltd. -review of mineral resource estimate (Hawkins and Neale, 1988) -soil and lithogeochem sampling -trenching -line cutting (100 km) -ground geophysics -HLEM (45 km) -mag, VLF (96.4 km)
1988-89	Gamsan Resources Ltd. -diamond drilling -18 holes totaling 3,716m -updated mineral inventory estimation (Hawkins and Naas, 1989)
1989	Gamsan Resources Ltd. -detailed geological mapping -soil sampling (b-horizon, humus)
1992	Phelps Dodge Corporation of Canada, Limited -line cutting (47 km) -ground geophysics -HLEM (27 km)

1993 Phelps Dodge Corporation of Canada, Limited
-diamond drilling of geophysical/geochemical anomalies outside of McKenzie Deposit area (Durocher, 1993a)
-7 holes totaling 820.0m
-no base metals intersected
-detailed geological mapping in the vicinity of MacKenzie Deposit (Barclay, 1993)
-diamond drilling to test depth potential of Upper Zone and existence of Lower Zone (Durocher, 1993b)
-4 holes totaling 2,233.0m
-bore hole transient domain EM survey
-preliminary metallurgical testing
-reflected light petrography, electron microprobe analysis and specific gravity determinations for seven samples (Davison and Davison, 1994)
-compilation and re-interpretation of drilling data including preliminary mineral resource estimate (Deptuck, 1994)

7.0 GEOLOGICAL SETTING

7.1. Regional Geology

The following is modified from Stewart and Chamois (1994).

The Property is located within the Reindeer Zone of the Early Proterozoic Trans-Hudson Orogen. The Reindeer Zone in Saskatchewan is a collage of juvenile, arc-related crustal domains (Rottenstone, La Ronge, Flin Flon, Glennie Lake, Kisseynew and Hanson Lake Block) bounded by the Rae-Hearn and Archean Superior structural provinces (Figure 7-1). The La Ronge, Flin Flon and Hanson Lake Block domains represent the vestiges of arc-related volcanism and plutonism in the Reindeer Zone. These domains broadly envelope the clastic meta-sedimentary dominated inter-arc Kisseynew Domain. The Glennie Lake domain consists primarily of orthogneisses with lesser supracrustal gneisses, including minor metavolcanic rocks.

The McLennan Lake Tectonic Zone ("MLTZ") separates the lower metamorphic grade volcanic and intrusive rocks of the La Ronge Domain (a.k.a. Central Volcanic Belt) ("CVB") from amphibolite to granulite facies gneisses of the MacLean Lake Belt ("MLB") to the east (Figure 7-2). The MLB consists mainly of paragneisses similar to those of the Kisseynew domain. The MLB is divided into psammitic (arkosic) gneisses of the McLennan Group which are inferred to overlie the pelitic to psammitic (greywacke-derived) MacLean Lake Gneisses (Lewry, 1983). Migmatitic gneiss and other melt-derived units are significant components (up to 50%) and amphibolites and calc-silicate rocks are minor components of the MLB. The Property is located less than 5 km east of the MLTZ and straddles the boundary between the McLennan Group and the MacLean Lake Gneisses (Figure 7-2).

The MLB has undergone a polyphase ductile deformation history. The earliest events (D1 and D2) are likely related to thrust tectonics, including thrusting in the La Ronge domain over the MLB along the MLTZ (Lewry, 1983). Primary layering (So) and the earliest tectonic fabric? (S1) are strongly transposed into the NE-striking, NW-dipping S2 foliation which is axial planar to recumbent overturned F2 structures. Open, north-trending D3 fold axes east of Brabant Lake exhibit an axial planar S3 foliation locally. Poulsen et al. (1987) suggest that, although the down-dip lineation found throughout the MLTZ may attest to earlier recumbent nappe folding and thrust tectonics as proposed by Lewry (1983), the strain fabrics presently viewed in the MLTZ record predominantly dextral strike-slip movement.

Although peak metamorphic conditions likely occurred syn-D2 thrusting (Abbas-Hasanie et al., 1992) and gneissic fabrics are common, many rocks in the MLB exhibit granoblastic textures, (Durocher, 1992, Barclay 1993). Sillimanite in McLennan Group gneiss is typically to completely retrogressed adjacent to the MLTZ (Poulsen et al. 1987, Abbas-Hasanie et al. 1992) suggesting that the transpressive movement on this structure accompanied a retrogressive event which occurred post-D2.

Figure 7-1 Trans Hudson Orogeny



NOLAN
ENA
ZEMLAK
TALTSON
TRAIN
DODGE
BEAVERLODGE
TANTATO
MUDJATIK
ATHABASCA BASIN
CARSWELL
CLEARWATER
LLOYD
VIRGIN RIVER
MUDJATIK
WOLLASTON
WATHAMAN
PETER LAKE
ROTTENSTONE
LA RONGE
KISSEYNEW
GLENNIE
KISSEYNEW
NW
IW
HW
BRABANT
PROPERTY
Figure 7-1
Phanerozoic
MANICOUAGAN MINERALS INC.
DOMAINS OF THE
TRANS-HUDSON OROGENY
MPH
Km

From: SASK Ind. & Res. Misc. Report 2003-7

Figure 7-2 Geology of the Reindeer Zone


0 25 50 75
kilometres
104°
102°
57°
56°
55°
ROTTENSTONE
LA RONGE
GLENNIE
KISSEYNEW
FLIN FLON
Nistowiak Lake Window (Sask Craton)
Iskwatikan Lake Window (Sask Craton)
Hunter Bay Window (Sask Craton)
Pelican Window (Sask Craton)
Reindeer Lake
Deep Bay
BRABANT PROPERTY
La Ronge
Lac la Ronge
Deschambault Lake
LEGEND
Mackenzie diabase dykes and sills (1.28-1.10 Ga)
Felsic granitoids and migmatites (1.92-1.77 Ga)
Ultramafic rocks (1.90-1.83 Ga)
Metasedimentary rocks (1.90-1.83 Ga)
Metavolcanic rocks (1.92-1.87 Ga)
Felsic granitoids (3.2-2.5 Ga)
Metasedimentary rocks (largely >2.5 Ga)
From SASK. Ind. & Res. Misc. Report 2003-7
Figure 4-2
MANICOUAGAN MINERALS INC.
BRABANT LAKE PROPERTY, SASKATCHEWAN, CANADA
GEOLOGY OF THE REINDEER ZONE
MAP REF. NO.:
SCALE:
DRAFTED BY:
DRAWN:
MPH
International Exploration & Mining Consultants

7.2. Property Geology

The Property is located within the western part of the MLB and straddles the boundary between the McLean Lake Gneisses and the McLennan Group meta-arkoses. The central portion of the Property is covered by a thick blanket of Pleistocene to Recent lacustrine sediments with northeast trending outcrop ridges confined to the northwestern and southeastern quadrants.

The geology of the Property and its immediate surroundings can be found in Kirkland (1959), Byers (1959), Johnston (1972), Kleespies (1989), Morton and Kleespies (1990) and McCombe et al. (1991). Barclay (1993) mapped the northern portion of the southeastern outcrop ridge in detail. More recently Harper (1996, 1997) mapped an area generally to the northeast of, but including parts, of the Property in an attempt to better define the contact between the CVB and the MLB.

Figure 7-3 is a generalized geology map of the Property (Morton and Kleespies, 1990).

Biotite gneisses with semi-contiguous bands and intercalated amphibolite (+/- biotite) and calc-silicate gneisses are the dominant lithologies on the Property and are assigned to the McLennan Group. Thicker and more continuous bands of amphibolite are also intercalated with biotite gneiss units in the southwestern portion of the Property and can be inferred from ground magnetic surveys to underlie the covered, central portion of the Property. Coombe (1991) reports "unequivocal pillow-like structures" in amphibolitic rocks on the Property, indicating their derivation, at least in part, from mafic lavas. Garnetiferous biotite gneiss/migmatite which underlies the easternmost part of the Property is included in the MacLean Lake gneisses. Pegmatitic sill-like bodies and dykes are common, locally exceeding 50% by volume of the MLB. In the northwestern portion of the Property there are several small isolated ridges of biotite gneiss, amphibolite and biotite granodiorite/migmatite (Durocher, 1993, Stewart and Chamois, 1994).

Foliations and lithological banding generally strike northeasterly and dip moderately (45°-70°) to the northwest. The McKenzie deposit occurs within a northeast trending, northwest dipping homocline which may represent the eastern limb of a northeast striking overturned synform (Stewart and Chamois, 1990).

7.2.1 Lithologies

The following descriptions of the major lithologies found on the Property are taken from Durocher (1992).

Biotite and Garnet-Biotite Gneiss

These rocks are grey-brown in colour, fine to coarse grained and usually exhibit a well developed gneissosity. The gneissosity is often accentuated by thin (3-10 cm) stringers and lenses of white pegmatitic material. Quartz-feldspar porphyroblasts measuring several cm in diameter are also quite common. Mineralogically these rocks comprise of quartz, plagioclase, biotite +/- garnet, +/- sillimanite, +/- microcline, +/- hornblende. Graphite, zircon, sphene, muscovite, prehnite, opaques and

apatite are present as accessory phases. Garnetiferous varieties commonly contain 10-15% pink almandine.

Rocks containing high proportions of quartz and plagioclase usually exhibit granoblastic textures. Biotite-rich sections display more lepidoblastic textures. In garnetiferous rocks, the garnets are porphyroblastic and augen textures are common. The garnets are poikiloblastic, enclosing grains of plagioclase, quartz and biotite (Kleespies, 1989).

Amphibolites

Amphibolite-rich gneisses occur in a spectrum that ranges from minor, thin layers in biotitic gneisses, to thick, massive layers comprised almost entirely of hornblende. Layers containing subequal amounts of hornblende and plagioclase are generally foliated, whereas those comprised mainly of hornblende lend to be poorly foliated to massive. Amphibole-rich gneisses also appear to contain more pyrrhotite than other rock units. Mineralogically, these rocks are made up of amphibole, plagioclase, +/- clinopyroxene, +/- quartz, +/- biotite, +/- garnet. Sphene, calcite, apatite, graphite and opaques occur as accessory minerals. Texturally, these rocks exhibit granoblastic textures. The amphibole in these rocks is usually, Mg-rich hornblende. In several thin sections, green hornblende crystals were surrounded by colourless cummingtonite rims. Diopside is the clinopyroxene that is present in these rocks (Kleespies, 1989).

Calc-silicate Gneisses

The calc-silicate rocks are intimately associated with the amphibolites. They tend to be coarse to medium grained, granoblastic and weakly foliated to massive. They are comprised of variable amounts of diopside, hornblende and cummingtonite, plagioclase and quartz. Accessory minerals include sphene, apatite, opaques and calcite. In some cases, sphene and apatite constitute 10% of the rock volume (Kleespies, 1989).

Felsic Gneisses

Although these rocks are volumetrically less abundant than other rock types, they are frequently present as thin layers or bands intercalated with other rock types. They are generally fine grained, foliated and are grey to pink in colour. Quartz commonly makes up 50-60% of these rocks, the remainder consisting of microcline and perthite. Kleespies (1989) has observed that these rocks are more abundant in the hangingwall (within 50m) of mineralized zones.

Pegmatites

Sill-like bodies of pegmatite ranging in thickness from a few cm to 50m are quite common. Complete gradations from biotite gneiss containing a few stringers of pegmatite to pegmatite containing a few relict bands of biotite gneiss have been observed. Mineralogically, the pegmatite bodies are comprised mainly of varying proportions of plagioclase, microcline

and quartz. Biotite and muscovite are locally present in minor amounts. In most places the pegmatites have a porphyroblastic appearance with large plagioclase porphyroblasts (2-3cm) set in a finer grained (5mm) quartzo-feldspathic matrix. Pegmatite bodies range in colour from green, pink to red, and greyish white. Greenish colored pegmatites are usually highly fractured and altered and are closely associated with mineralized zones. Pink to red coloured pegmatites are generally not fractured and not associated with mineralized zones. Greyish white pegmatites may or may not be mineralized (Kirkland, 1959, Kleespies, 1989).

Figure 7-3 Property Geology


LEGEND
Structure
Antiform
Overturned Antiform
Overturned Synform
Synform
Fault
Fault Direction
Foliation
Generalized Lithology
Agassiz Lacustrine Clay
Amphibolite
Biotite Gneiss with Intercalated Amphibolite and Calc-Silicate Gneiss
Biotite Granodiorite/Migmatite
CLAIM BOUNDARY (approximate)
BRABANT LAKE
N
W
E
S
0
200
400
600m
Figure 7-3
MANICOUAGAN MINERALS INC.
BRABANT LAKE PROPERTY, SASKATCHEWAN, CANADA
PROPERTY GEOLOGY
(after Morton & Kleespies, 1989)
FIGURE: 7-3
DATE: SEPTEMBER 21, 2006
MPH
CONSULTING LIMITED
International Exploration & Mining Consultants
BCS, September 2006

8.0 DEPOSIT TYPES

The McKenzie deposit is interpreted to be a metamorphosed and deformed volcanogenic massive sulphide ("VMS") deposit, similar in many ways to deposits of the Manitouwadge, ON and Sherridon, MB mining camps. The following is taken from Galley et al. (2006).

VMS deposits typically form at or near the seafloor in submarine volcanic environments. They form from metal-enriched fluids associated with seafloor hydrothermal convection. Their immediate host rocks can be either volcanic or sedimentary. The most common feature among all types of VMS deposits is that they occur in extensional tectonic settings, including both oceanic seafloor spreading and arc environments. Most, but not all, significant VMS mining districts are defined by deposit clusters formed within rifts or calderas.

The majority of VMS deposits in Canada form in either bimodal-mafic or bimodal-felsic volcanic terranes dominated by basalt-basaltic andesite and rhyolite-rhyodacite. Prospective VMS-hosting arc terranes are characterized by bimodal volcanic successions that have a tholeiitic to transitional tholeiitic-calc alkaline composition. The felsic volcanics are characterized by low Zr/Y (<7) and low (La/Yb)N (<6), with elevated high field strength element contents (Zr >200 ppm, Y >30 ppm, and elevated LREE and HREE,) typical of high-temperature, reduced magmas derived from partially hydrated crust.

VMS deposits are typically mound-shaped to tabular, stratabound bodies composed principally of massive (>40%) sulphide, quartz and subordinate phyllosilicates and iron oxide minerals and altered silicate wallrock. Idealized, undeformed and unmetamorphosed stratabound bodies are commonly underlain by discordant to semi-concordant stockwork veins and disseminated sulphides. The stockwork vein systems, or "pipes", are enveloped in distinctive alteration halos, which may extend into the hanging-wall strata above the VMS deposit. The stockwork zones are the conduits through which the hydrothermal fluids rose and occur at the centers of more extensive, discordant alteration zones. They form by interaction between rising hydrothermal fluids, circulating seawater and sub-seafloor rocks. The alteration zones and attendant stockwork vein systems may extend vertically below a deposit for several hundred metres.

Proximal hanging-wall alteration can manifest itself as a semi-conformable halo up to tens of meters thick.

When both proximal and regional semiconformable alteration zones are affected by amphibolite grade regional or contact metamorphism, the originally strongly hydrated alteration mineral assemblages change into a coarse-grained quartz-phyllosilicate-aluminosilicate assemblages that may be very distinct from the surrounding unaltered strata. At Sherridon, MB, cordierite-garnet-anthophyllite gneiss is thought to represent metamorphic equivalents of hydrothermally altered rocks.

In some cases, VMS deposits do not form on the seafloor but develop as a result of shallow sub-seafloor replacement. This occurs when hydrothermal fluids infill primary pore space in either extrusive, autoclastic, volcaniclastic or epiclastic successions below an impermeable cap

VMS deposits have been classified by various authors according to their tectonic settings, metal ratios and host rocks.

Exploration methods for this type of mineralization on a property scale include geological mapping and magnetics to differentiate rock types and identify structures. Electrical methods (electromagnetics and induced polarization) are used for direct detection of mineralized bodies. Lithological sampling of available outcrops and whole rock analysis can identify and quantify alteration types. Geochemically anomalous concentrations of base and precious metals in the secondary environment, mainly soils and tills, may be present if favourable conditions exist.

8.1. Deposit Classification

The McKenzie deposit occurs within a highly deformed and transposed terrane which makes its classification more difficult.

Because of the spatial association of the Upper Zone mineralization with greenish pegmatites, early workers suggested an epigenetic origin for the sulphides related to metamorphic mobilization and deposition along a metamorphic front (Byers 1959, Johnston 1972, Kirkland 1959).

Sangster (1986) suggested that the deposit is a part of, and coeval with the volcanic, or volcanic derived, rocks in which they occur.

Coombe (1991) reports "unequivocal pillow-like structures" in the amphibolitic rocks on the property, indicating their derivation, at least in part, from mafic lavas. Deptuck (1994) notes the spatial relationship of the Lower Zone with amphibolitic rocks.

Coombe (1991) suggests a pre-metamorphic origin for the mineralization based on the presence of gahnite which would have formed as a result of a zinc sulphide-silicate reaction during metamorphism.

Kleespies (1993) also presents evidence for a metamorphosed rather than a metamorphogenic origin. He suggests that a pre-metamorphic, likely syngenetic model is appropriate. He invokes the stratabound nature of the mineralization, the fact that it is hosted dominantly by clastic sediments in a fore-arc tectonic setting and metal ratios in support of the deposit having been formed mid way between Besshi and Kuroko type deposits on the VMS continuum.

Based on textural evidence, Barclay (1994) suggests that the deposit has either been injected, or at least, remobilized. Durocher (1993) suggests that the mineralization formed initially as a stratabound deposit in a distal volcanic or sedimentary environment and was subsequently recrystallized and possibly remobilized during regional metamorphism and deformation. Durchbewegung sulphide breccias and associated stockworks would have developed along reverse or thrust faults during the waning stages of metamorphism and deformation (Durocher, 1993).

Barclay (1944) makes analogies with the Gecko massive sulphide deposit in Manitouwadge, ON and Coombe (1991) compares the McKenzie deposit to the Bob Lake deposit in the Sherridon area of Manitoba.

Given the spatial relationship of the Upper Zone with greenish pegmatites and the predominantly sedimentary environment in which the property occurs, the possibility exists that the mineralization might be similar in origin to Broken Hill (Stanton, 1972)

9.0 MINERALIZATION

The McKenzie deposit has been described by Byers (1959), Kirkland (1959), Coombe et al. (1991), Durocher (1992, 1993a, 1993b, 1994), Deptuck (1994) and Stewart and Chamois (1994). The author believes that the database and interpretation support a classification of inferred resource for the most recent estimate by Deptuck (1994) using a 2% Zn cutoff, a specific gravity of 3.00 and a 3m minimum width of some 4,858,000 tonnes averaging 5.19% Zn, 0.57% Cu, 22.59, 0.28% Pb, g/t Ag and 0.22 g/t Au. See Table 9-1.

Table 9-1 Summary of Mineral Resource Estimate (Deptuck, 1994)

ZONE	TONNES	% Zn	% Cu	% Pb	g/t Ag	g/t Au
HW	211,657	5.71	0.23	0.61	27.77	0.10
Upper	3,423,696	4.86	0.60	0.15	16.09	0.18
Lower	1,222,498	6.05	0.54	0.58	39.09	0.35
TOTAL	4,857,851	5.19	0.57	0.28	22.59	0.22

The mineralization has been traced by drilling over a strike length of about 1,000m. The width of the zones is variable and ranges up to 10m. The mineralization generally strikes north-northeasterly and dips moderately west-northwesterly.

Discrete zones of mineralization in the hangingwall of the Upper Zone meet the minimum grade and width criteria and have been included in the mineral resource inventory as the Hangingwall ("HW") Zone. Locally narrow intervals of sulphide mineralization occur below the Lower Zone. These have not been included in the mineral resource inventory.

Figure 9-1 illustrates the stacked nature of the mineralization on Section 34+40 of a hypothetical grid established by Deptuck (1994) for the purposes of calculating the mineral resource inventory.

The McKenzie deposit consists of variable amounts of pyrrhotite, sphalerite, pyrite, chalcopyrite and galena as tabular to lensoid bodies of disseminated to massive sulphide, sulphide-rich breccias, concordant and discordant veins and veinlets. Secondary minerals such as covellite, malachite, native copper and colloform pyrite are present locally within 50m of surface (Byers 1959, Coombe 1991). Accessory gahnite has also been reported (Byers, 1959).

The sulphide-rich breccias consist of a matrix composed dominantly of fine- to coarse-grained pyrrhotite and sphalerite with lesser pyrite, chalcopyrite and galena and angular to subangular rock fragments which vary in composition and typically reflect the immediate host lithology (Deptuck, 1994). Durocher (1992, 1993a, b) refers to this style of mineralization as durchbewegung. Deptuck (1994) indicates that the highest grade mineralization occurs as sulphide-rich breccias with lower grades reflecting vein and disseminated sulphides.

At or near the surface, the Upper and Lower Zones are found within a sequence comprised mainly of biotite and/or felsic gneisses. In the hangingwall there are several fairly large and continuous lenses of amphibolitic rocks which are localized along definite stratigraphic levels. There are also several smaller and more discontinuous lenses of garnetiferous biotite gneiss and biotite-amphibole gneiss (Durocher, 1993b).

Garnetiferous biotite gneisses/migmatites appear to be more abundant in the footwall than in the hangingwall. Sill-like pegmatitic bodies are present at several stratigraphic levels in the footwall and the hangingwall. Durocher (1993b) indicates that the sulphide mineralization is hosted mainly within highly fractured and sheared pegmatite sill-like bodies. Deptuck (1994) suggests however that the Lower Zone is generally spatially related to amphibole-bearing rocks.

Over most of the length of the Upper Zone, both the immediate hangingwall and footwall rocks consist of biotite +/- felsic gneisses but in several areas amphibolitic rocks and garnetiferous biotite +/- felsic gneisses are also present in the immediate structural hangingwall. In places where the pegmatite lenses thin or pinch out, sheared biotite +/- felsic gneisses or amphibolitic gneisses host the Upper Zone sulphide mineralization (Durocher, 1993b).

The northeasterly strike extension of the McKenzie deposits appears to run off M.L. 5054 onto C.R. 656. No staking is allowed within C.R. 656 however.

Upper Zone

The continuity of the Upper Zone mineralization has been tentatively correlated over a strike length of 1,100m but more confidently interpreted for 800m at about 50m below surface (Deptuck, 1994). The Upper Zone has continuity from the surface down dip for about 500m. The true width of the Upper Zone ranges from less than 3m to 13.01m and averages 4.90m, based on a 2% Zn minimum grade, a 3m minimum width and 0% dilution (Stewart and Chamois, 1994). Of the 72 holes drilled on the McKenzie deposit, 43 Upper Zone intersections meet the minimum requirements for inclusion in the mineral resource estimate.

Lower Zone

The Lower Zone is located 25-30m below the Upper Zone. Only seven Lower Zone intersections meet the criteria for inclusion in the mineral resource inventory because most of the holes from the early drill campaigns did not go deep enough to intersect the Lower Zone. It has a strike length of 400m and appears to have down-dip continuity for about 520m. There is a suggestion that the Lower Zone's dip steepens with depth. True widths of the Lower Zone vary from 3.00m diluted to 10.15m and averages 5.15m based on a 2% Zn cutoff, 3m minimum width and 0% dilution.

Structure

The dominant structural features recorded in the drill logs are foliation, banding and gneissosity, plus local instances of small isoclinal folds in the core and variations in dip. Most drill logs record evidence of increased deformation such as where foliations are variable, irregular and/or stronger as well as the existence of chloritic slips or partings (Stewart and Chamois, 1994). Durocher (1993b) interpreted low angled reverse or thrust faults based on graphitic and/or chloritic mylonite intervals, slips, partings, shears or fault

gouge that dip generally subparallel to the foliation and banding. Some faults have been interpreted based on evidence seen in sections but the correlation of these structures is difficult because of the lack of detail in the older logs (Deptuck, 1994).

Figure 9-1 Section 34+40


WEST
EAST
4,800
5,200
1,200
800
88-12
42
51
25
88-11
88-10
UPPER ZONE
LOWER ZONE
NS
2.86; 0.52; 9.06 /4.98m
3.37; 0.26; 6.89 /9.81m
2.71; 0.38; 63.29 /8.28m
5.66; 0.74; 78.44 /10.36m
4.07; 0.19; 63.89 /4.11m
13.82; 0.83 /6.3m
196-08 (80m N)
4.8; 0.23; 86.76 /3.37m
4.96; 0.66; 28.01 /9m
196-10
1.69; 0.16; 8.33 /6.83m
4.72; 0.61; 24.79 /6.84m
PROPERTY GEOLOGY
(adapted from Durocher, 1992)
Fault
Overburden
Massive Sulphides
Massive Sulphides - possible
Felsic Gneiss
Garnetiferous Biotite Gneiss
Amphibolite; Calc-Silicate Gneiss
Significant Assay
Labels - Zn%; Cu%; g/t Ag /length (m)
- NS = not sampled
0 50 100
Metres
Figure 9-1
Note:
Drill hole 196-08 is 80m North
Lower Zone Intersection:
13.92% Zn & 0.83% Cu /6.3m (5.3m true thickness)
Local Grid System (metric)
MANICOUAGAN MINERALS INC.
BRABANT LAKE PROPERTY, SASKATCHEWAN, CANADA
SECTION 34+40N
MAP REF NO:
DRAFTED BY PDB
SCALE:
DRAWN
FIGURE 9-1
DATE SEPTEMBER 21, 2006
MPH CONSULTING LIMITED
International Exploration & Mining Consultants

BCS, September 2006

Alteration

Durocher (1992) suggested that the presence of sillimanite and/or cordierite might be indicative of pre-metamorphic hydrothermal alteration. Abbas-Hasanie et al. (1992) however documented that sillimanite and cordierite are common throughout the MLB and Kisseynew Domain.

Chlorite with carbonate +/- pyrite commonly coats late fractures oriented at a high angle to the foliation. However, chlorite-rich zones are generally quite removed from the mineralized zones and are unlikely to express hydrothermal alteration related to the mineralization. More significant possibly is the common occurrence of pervasive green colourations in pegmatites and other lithologies proximal to the mineralized zones. This greenish colour is caused by epidote +/- sericite alteration of plagioclase. This colouration is different from the chlorite occurrences noted above and these pervasive green zones are more silicified and more massive than adjacent rocks (Stewart and Chamois, 1994).

Coombe (1991) notes an increase in garnet in the footwall rocks and suggests that this might be related to footwall alteration.

10.0 EXPLORATION

As of the effective date of this report, Manicouagan has not carried out any exploration of the Property.

11.0 DRILLING

11.1. General

As of the effective date of this report, Manicouagan has not carried out any drilling on the Property.

11.2. Previous Drilling

Table 11-1 summarizes the drilling carried out by others on the Property prior to its acquisition by Manicouagan:

Table 11-1 Summary of drilling on Brabant Lake property.

COMPANY	DATE	HOLES	METERAGE
Paramount-Westore Joint Venture	1956	39	4,267
Bison	1964	2	962
Rio Tinto	1965-66	15	3,686
Gamsan	1988-89	18	3,716
Phelps Dodge Canada	1993	11	3,053
		85	15,684

Of the 85 holes drilled on the Property, 72 have been drilled to test the McKenzie deposit. Figure 11-1 illustrates the collar locations of these holes.

By and large very few of the holes from the previous drilling on the Property exist. Only those holes now stored at the Saskatchewan Energy and Mines Precambrian Geological Laboratory in La Ronge as listed in Table 11-2 are known to have been preserved (Costa, 2006).

Table 11-2 Core stored at Saskatchewan Precambrian Geological Laboratory, La Ronge.

DRILLED BY	HOLE	CORE AVAILABLE (m)
Bison	40	106.7-114.3
"	41	365.8-381.0, 403.0-411.0
Rio Tinto	42	14.0-350.0
"	43	30.0-352.6
"	44	327.0-335.0
"	45	129.5-137.2, 228.0-260.0
"	46	297.0-304.0
Gamsan	88-08	20.3-185.0
"	88-12	15.3-392.0
"	88-13	7.0-122.0
"	88-16	20.0-92.0
"	88-17	14.0-88.1
"	88-18	20.0-98.0
PDC	BR-196-8	389.2-411.5

Figure 11-1 Plan of Drill Hole Collars – McKenzie Deposit


McKENZIE ZONE
SURFACE
PROJECTION
ML 505A
Figure 11-1
MANICOUAGAN MINERALS INC.
PLAN of DRILL HOLE COLLARS
McKENZIE DEPOSIT
Local Grid System
Metres

BCS, September, 2006

12.0 SAMPLING METHOD AND APPROACH

As of the effective date of this report, Manicouagan has collected no samples from the Property.

13.0 SAMPLE PREPARATION, ANALYSIS AND SECURITY

As of the effective date of this report, Manicouagan has collected no samples from the Property.

A description of the Sample Preparation, Analyses and Security of the due diligence samples taken by MPH can be found in Item 14.0.

14.0 DATA VERIFICATION

On August 24th, 2006, Paul Chamois examined a portion of PDC's drill hole BR-196-8 stored at the Saskatchewan Precambrian Geological Laboratory in La Ronge. The logging was found to be accurate and sufficiently detailed. Four samples of mineralized core were quarter sawn from the originally split core. The samples were bagged, tagged and sealed in a larger rice bag and remained in the author's possession for the trip back to Oshawa. The samples were sent by courier to the SGS Minerals laboratory in Don Mills, ON. The samples were assayed for Cu, Pb and Zn by sodium peroxide fusion and Inductively Coupled Plasma – Optical Emission Spectroscopy ("ICP-OES"). The gold and silver were determined by fire assay with a gravimetric finish. Assay results are listed in Table 14-1.

SGS Minerals are accredited to the ISO 17025 Standard by Certificate number 456. The analytical procedures used by SGS Minerals are outlined in Appendix I.

Although the number of samples taken is too small for a statistically valid comparison, clearly there is significant base metal mineralization in the drill core analysed. Differences compared to the original PDC assays are not significant and may be attributable to local inhomogeneities of the mineralization.

The silver assays were not available by the time the report was finalized.

Table 14-1 Assays of Samples Collected from BR-196-8

MPH Sampling								Original PDC Results					
Sample Number	From (m)	To (m)	Cu (%)	Zn (%)	Pb (%)	Ag (g/t)	Au (g/t)	Sample Number	Cu (%)	Zn (%)	Pb (%)	Ag (g/t)	Au (g/t)
26078	398.00	398.40	0.62	20.1	<0.01		0.04	1215	0.54	18.7	<0.01	28.7	0.07
26079	401.00	402.00	1.94	13.6	0.01		0.21	1219	1.29	16.6	0.05	75.9	0.21
26080	403.00	404.30	1.05	12.4	0.10		0.36	1221	1.16	14.4	0.08	59.1	0.07
26081	404.30	405.50	0.14	0.20	2.53		1.24	1222	0.09	0.18	2.47	150.0	0.93

15.0 ADJACENT PROPERTIES

There are no adjacent or neighbouring base metal deposits.

16.0 MINERAL PROCESSING AND METALLURGICAL TESTING

16.1. Preliminary Metallurgical Testing (1964)

In 1964, Bison commissioned the Department of Mines and Technical Surveys in Ottawa to carry out preliminary flotation testing on a sample of material from the Property. A 72.7 kg sample of weathered material was supplied to the Department, an analysis of which yielded 2.28% Zn, 0.66% Cu, 0.55 oz/ton Ag and 0.0025 oz/ton Au.

The sample contained disseminated sulphides and was composed of quartz, feldspar, a fibrous amphibole, biotite and chlorite and in places was coated with goethite. The disseminated sulphides consisted of pyrite, chalcopyrite, sphalerite, marcasite, galena and pyrrhotite.

Despite the oxidized nature of the sample, a series of four flotation tests indicated that copper concentrates running as high as 26% Cu with recoveries of up to 75% were possible. It was difficult however to separate the Zn from these concentrates. It was concluded that work on an unoxidized sample might yield better grades and recoveries of Cu and Zn. It was recommended that further work be carried out on a higher grade sample (Berry, 1965).

16.2. Ore Petrography (1993)

In 1993, PDC commissioned Lakefield Research to complete specific gravity determinations and reflected light petrography of seven zinc-rich samples and electron microprobe analyses of selected sphalerite grains from four of the samples. The provenance of these seven samples is not recorded.

The microscopy indicated excellent potential for liberation of sphalerite from the dominant gangue sulphide, that being pyrrhotite. Sphalerite and pyrrhotite were coarse-grained and the latter occurred interstitially to sphalerite. Chalcopyrite occurred as fine-grained blebs, typically interstitial to, or along grain margins of, sphalerite. Minor coarse chalcopyrite was noted (Davison and Davison, 1993).

The electron microprobe analyses indicated very little variation between or within samples with the Zn content ranging from 56.7-58.9 wt%, averaging 58 wt%. Iron ranged from 7.82-9.67 wt%, averaging 8.5 wt%. The sphalerite composition reported as marmatitic ($Zn_{0.85}Fe_{0.15}S$). Copper values were <0.20 wt%. The analyses did not encounter any disseminated chalcopyrite blebs within the sphalerite (Davison and Davison, 1993).

It was concluded that the marmatite content of the sphalerite would limit the zinc concentrates to a theoretical maximum of approximately 57-58 wt% Zn and that concentrates of > 55 wt% Zn might be attainable with optimum metallurgy (Davison and Davison, 1993).

The specific gravities of the seven samples varied between 2.90 and 4.15.

16.3. Preliminary Metallurgical Testing (1994)

Subsequent to their second drill program on the Property, PDC shipped crushed rejects from sulphide-bearing core samples to Phelps Dodge's metallurgical laboratory in

Tucson for preliminary grinding and flotation testing. Three composites were made up as follows:

Table 16-1 Preliminary Flotation Test Composites (1994)

COMPOSITE		ASSAYS					
Number	**Description**	**% Cu**	**% Zn**	**% Fe**	**% Pb**	**OPT Au**	**OPT Ag**
1	Pb + Ag	0.22	0.09	4.6	2.06	0.020	2.66
2	High Zn + Cu	1.14	16.90	31.5	0.05	0.008	0.71
3	Low Zn + Cu	0.42	6.50	15.8	0.09	0.004	0.60

Complete grind-grade-recovery curves could not be developed because of limited sample material but the liberation size for selective copper-zinc flotation appears to be fairly coarse and all three composites were very easy to grind (Hanks and Rood, 1994).

Two flotation tests were run on Composite #1.

Table 16-2 PDC Flotation Test Results – Composite #1

TEST	CONCENTRATE GRADE			RECOVERY TO LEAD CONC.%		
	% Cu	**% Pb**	**OPT Ag**	**Cu**	**Pb**	**Ag**
BL5	4.50	39.0	50.0	79.2	81.6	77.5
BL7	6.25	57.3	61.2	73.6	78.8	65.2

These results were judged to be encouraging for preliminary tests but additional work is required to improve the concentrate grade. There was insufficient sample available to attempt a copper-lead separation.

Two flotation tests were run on Composite #2.

These results indicated that an efficient copper-zinc recovery with a marketable grade of zinc concentrate could be expected and that an additional 10% zinc recovery could be expected in a continuous operation. The copper did not respond as well as expected and additional work would be required to determine if the results could be improved.

Table 16-3 PDC Flotation Test Results – Composite #2

TEST	COPPER CONCENTRATE GRADE				RECOVERY TO Cu CONC.%		
	% Cu	**% Zn**	**% Fe**	**% INSOL**	**% Cu**	**% Zn**	**% Fe**
BL1	4.30	2.90	51.30	2.90	85.40	3.90	38.20
BL2	12.50	5.50	33.50	4.20	11.90	0.33	1.10
BL3	24.20	6.00	24.30	9.60	36.70	0.54	1.20
TEST	**ZINC CONCENTRATE GRADE**				**RECOVERY TO Zn CONC.%**		
	% Cu	**% Zn**	**% Fe**	**% INSOL**	**% Cu**	**% Zn**	**% Fe**
BL1	0.26	55.60	8.50	0.70	5.30	77.00	6.50
BL2	0.28	56.00	8.00	0.60	3.30	42.30	3.40
BL3	1.40	51.70	9.30	0.60	27.70	63.00	6.00

Two tests were run on Composite #3.

Table 16-4 FDC Flotation Test Results – Composite #3

TEST	COPPER CONCENTRATE GRADE				RECOVERY TO Cu CONC.%		
	% Cu	**% Zn**	**% Fe**	**% INSOL**	**% Cu**	**% Zn**	**% Fe**
BL4	11.00	9.10	31.00	13.00	32.40	1.67	2.50
BL6	6.50	2.78	10.80	47.10	11.50	0.30	0.50
TEST	**ZINC CONCENTRATE GRADE**				**RECOVERY TO Zn CONC.%**		
	% Cu	**% Zn**	**% Fe**	**% INSOL**	**% Cu**	**% Zn**	**% Fe**
BL4	0.49	45.10	6.50	1.50	14.70	84.30	5.30
BL6	2.20	45.80	14.30	1.50	54.80	73.10	9.10

The results for these tests did not give comparable results for those performed on Composite #2. There was insufficient sample material available to investigate the reasons for this but it was thought that zinc concentrate grades could be improved with additional regrinding.

Additional bench scale tests were recommended (Hanks and Rood, 1994).

17.0 MINERAL RESOURCE AND RESERVE ESTIMATES

Manicouagan has not estimated any resources or reserves for the McKenzie deposit. Refer to Item 6 for a description of estimations by previous operators.

18.0 OTHER RELEVANT DATA AND INFORMATION

No other relevant data or information has been provided to the author that should be included in this Report.

19.0 INTERPRETATION AND CONCLUSIONS

The Brabant Lake property hosts a significant base metal deposit within the Reindeer Zone of the Trans-Hudson Orogen. The Property is situated within the western part of the McLean Lake Belt and straddles the boundary between the McLean Lake Gneisses and the McLennan Group meta-arkoses. These rocks are transitional from upper amphibolite to granulite facies in the area of the Property.

The central part of the property is covered by a thick blanket of Pleistocene to Recent lacustrine (clay/silt) sediments deposit by glacial Lake Agassiz. The Property is underlain by a northeast striking homoclinal sequence of moderately dipping biotite-quartz-feldspar +/- hornblende gneiss which is interlayered with garnetiferous (+/- sillimanite, +/- cordierite) biotite gneiss, amphibolitic gneisses, calc-silicate gneisses and pegmatites.

At a 2% Zn cutoff and a 3m minimum true width, the McKenzie deposit contains an estimated mineral resource of some 4,858,000 tonnes averaging 5.19% Zn, 0.57% Cu, 0.28% Pb, 22.59 g/t Ag and 0.22 g/t Au (Deptuck, 1994). The mineralization is contained within three roughly subparallel, northeast striking and moderately northwest dipping zones. The mineralization has been traced over a strike length of more than 1,000m and down dip for about 500m. It consists of variable amounts of pyrrhotite, sphalerite, pyrite, chalcopyrite and galena as tabular to lensoid bodies of disseminated to massive sulphide, sulphide-rich breccias, concordant and discordant veins and veinlets.

The McKenzie deposit exhibits durchbewegung textures indicative of the incorporation of less ductile, non-sulphidic wallrock fragments into the more ductile matrix during tectonism.

The McKenzie deposit is interpreted to be a highly metamorphosed and deformed VMS deposit, similar in many ways to VMS deposits of the Manitouwadge, ON and Sherridon, MB mining camps.

Preliminary ore petrography and un-optimized bench scale metallurgical testing indicates that the sphalerite is marmatitic but that efficient copper-zinc recoveries with marketable grade zinc and copper concentrates might be expected.

Of the 72 holes drilled on the McKenzie deposit, only a few have tested the Lower Zone. Most of the holes drilled early in the Property's history were designed to test the Upper Zone and were terminated before intersecting the Lower Zone.

Bore hole TDEM surveying of the last four holes drilled on the property indicates that untested off hole EM anomalies exist.

The McKenzie deposit remains open down plunge.

20.0 RECOMMENDATIONS

The author of this report considers that the there is excellent potential to increase the size of the mineral resource of the Brabant Lake deposit and that a substantial Phase 1 work program is warranted.

It is recommended that the Phase 1 program be initiated in the late summer of 2006 by establishing a new cut grid over the eastern portion of M.L. 5054 using a co-ordinate system similar that used by Deptuck (1994) to calculate the mineral resource inventory. This grid should be properly located with differential GPS and all relevant landmarks such as drill casings, claim posts and relevant topographic features should be tied into it so as to locate the grid as confidently as possible with respect to the boundaries of M.L. 5054. Ground geophysical (magnetics and HLEM) surveys should be completed over the new grid.

An 8 hole, 4,270 m NQ Phase I drill program is recommended. This program is designed to 1) locate the best possible intersections as indicated by Deptuck's (1994) interpretation, particularly in the Lower Zone, 2) twin certain higher grade holes that may, or may not, have been included in the mineral resource estimate, and 3) test certain assumptions made by Deptuck (1994) in formulating his interpretation. The program is essentially that proposed by Deptuck (1994) with one additional hole designed to twin BR-196-8 (5.49% Zn, 0.53% Cu, 0.02% Pb, 13.96 g/t Ag, 0.14 g/t Au across 7.20m in the Upper Zone and 13.92% Zn, 0.83% Cu, 0.04% Pb, 43.00 g/t Ag, 0.16 g/t Au across 6.30m in the Lower Zone).

Table 20-1 lists the proposed holes and their coordinates with respect to the grid used for mineral resource calculation.

Table 20-1 Proposed Phase I Drill Program

SETUP	LOCATION	AZIMUTH/DIP	LENGTH (m)	PRIORITY	REMARKS
A	35+90N/47+30E	120°/-75°	450	1	Twin BR-196-8
B	36+60N/46+76E	120°/-75°	550	2	
C	36+00N/47+60E	120°/-75°	440	5	Contingent on A
D	35+35N/48+33E	120°/-75°	355	6	
E	34+52N/49+19E	120°/-75°	295	7	
F	35+38N/45+20E	120°/-75°	640	3	
G	36+00N/44+74E	120°/-75°	725	8	Contingent on E
H	34+80N/44+00E	120°/-75°	745	4	
			4,200		

Casings should be left in all holes in order to facilitate subsequent borehole Pulse-EM surveying.

Table 20-2 outlines the budget for the proposed Phase I program.

Table 20-2 Proposed Phase I Program Budget

Line cutting (35 km @ $850/km)	$ 29,750
Differential GPS surveying	10,000
Drilling (4,200m @ $120/m all up incl. mob/de-mob)	504,000
Borehole Pulse EM (6 days @ $2,500/day + mob-de-mob)	17,500
Magnetic Survey (35 km @ $150/km)	5,250
HLEM Survey (32 km @ $250/km)	8,000
Geophysics (interpretation, reporting)	5,000
Geology (supervision, logging, sampling, reporting)	50,000
Food, Lodging, Travel	10,000
Truck rental + fuel	5,000
Assays (including shipping)	10,000
Field Supplies	5,000
Contingency @ 10%	65,950
TOTAL	**$ 725,450**

A Phase II program would be contingent upon achieving sufficiently positive results in Phase I. It would include step-out and in-fill drilling, borehole Pulse-EM surveying, bench scale metallurgical testing and the computerization of all drill hole and assay data. The locations of the holes have yet to be determined but 15 holes totalling a minimum 10,000m of drilling is recommended.

Table 20-3 outlines the budget for the proposed Phase II program.

Table 20-3 Proposed Phase II Program Budget

Drilling (10,000m @ $120/m all up incl. mob/de-mob)	$1,200,000
Geology (supervision, logging, sampling)	100,000
Food Lodging, Travel	25,000
Truck Rental + fuel	15,000
Assays (including shipping)	25,000
Differential GPS surveying	10,000
Borehole Pulse EM	10,000
Geophysics (interpretation, reporting)	5,000
Bench Scale Metallurgical Testing	50,000
Drill hole/assay data computerization and interpretation	50,000
Field Supplies	10,000
Contingency @ 10%	150,000
TOTAL	**$ 1,650,000**

21.0 REFERENCES

Alcock, F.S., 1939: Olive Lake, northern Saskatchewan. Geological Survey of Canada Map 528A with descriptive notes.

Abbas-Hasanie, S.A.F., Lewry, J.F. and Perkins, D., 1992: Metamorphism of high grade pelites in the Brabant Lake area, eastern La Ronge Domain, northern Saskatchewan. Canadian Journal of Earth Sciences, 29, pp. 1686-1700.

Barclay, W.A., 1993: Geological Mapping, Review of Core, Drilling Proposal, Brabant Lake Deposit. Internal report prepared for Phelps Dodge Corporation of Canada, Limited, 50p.

Berry, T.F., 1965: Flotation of a Copper-Zinc Ore from the Brabant Lake Area, Northern Saskatchewan. Dept. of Mines and Technical Surveys, Mineral Processing Division, 7p.

Bickford, M.E., Collerson, K.D., Lewry, J.F., van Schmus, W.R. and Chiarenzelli, J.R., 1990: Proterozoic collisional tectonism in the Trans-Hudson Orogen, Saskatchewan. Geology, 18, pp. 14-18.

Byers, A.R., 1959: Base metal mineralization associated with pegmatite, northern Saskatchewan. Proceedings of the Geological Association of Canada, 11, pp. 81-88.

Byers, A.R., 1962: Report on the PEG Group of Claims, Brabant Lake, Northern Saskatchewan. Internal report prepared for Bison Petroleun & Minerals Limited and Prairie West Explorations Ltd., 16p.

Byers, A.R., 1964: Supplementary Report on the PEG Group of Claims, Brabant Lake, Northern Saskatchewan. Report prepared for Bison Petroleum & Minerals Limited and Prairie West Explorations Ltd., 6p.

Chamois, P., 1992: Report of the 1988-1989 Drilling Program on Mineral Lease 5054, Brabant Lake Property, Saskatchewan, NTS 64D/4. Saskatchewan Assessment Report Number 64D04-0171, 9p.

Coombe Geological Consultants, 1991: Base metals in Saskatchewan. Saskatchewan Energy and Mines, Geological Survey Open File Report 91-1.

Davison, J.G. and Davison, N.A., 1994: Lakefield Research #8900-687 Ore Petrography

Deptuck, R.J., 1994: Geological Study of the Drill Logs at the Brabant Lake Project, Northern Saskatchewan for Phelps Dodge Corporation, Limited, 30p.

Durocher, M.E., 1993a: Summary Report, April 1993 Diamond Drilling Program, Brabant Lake Property, Saskatchewan. Report prepared for Phelps Dodge Corporation of Canada, Limited, 20p.

Durocher, M.E., 1993b: Summary Report, August-September 1993 Diamond Drilling, Brabant Lake Property, Saskatchewan. Report prepared for Phelps Dodge Corporation of Canada, Limited, 20p.

Durocher, M.E., 1992: Geology of the Brabant Lake Property – Saskatchewan. Report prepared for Phelps Dodge Corporation of Canada, Limited, 32p.

Gilligan, L.B. and Marshall, B., 1987: Textural evidence for remobilization in metamorphic environments. Ore Geology Reviews, 2, pp. 205-229.

Hanks, J.T. and Rood, E.A., 1994: Brabant Lake Project Metallurgical Test Report No.1. Report prepared for Phelps Dodge Corporation of Canada, Limited, 5p.

Harper, C.T., 1996: La Ronge – Lynn Lake Bridge Project: Sucker Lake – Fleming Lake area. In Summary of Investigations, 1996. Saskatchewan Geological Survey, Saskatchewan Energy and Mines, Miscellaneous Report 96-4, pp. 66-78.

Harper, C.T., 1997: Sucker Lake – Fleming Lake update. In Summary of Investigations, 1997. Saskatchewan Geological Survey, Saskatchewan Energy and Mines, Miscellaneous Report 97-4, pp. 42-50.

Hawkins, T.G. and Naas, C.O., 1989: Preliminary Geological Resources Evaluation with a Recommended Advanced Exploration Program, Brabant Lake Project for Gamsan Resources Ltd., Volume I of II, 21p.

Hawkins, T.G and Neale, T., 1988: Summary Report on Mineral Lease ML5054 (Peg 1-21 Claims), Brabant Lake, Saskatchewan, NTS 64D/4. Report prepared for Gamsan Resources Ltd.

Jagodits, F.J., 1993: Report on ground magnetic, VLF-EM and horizontal loop electromagnetic surveys, Brabant Project, Brabant Lake property, La Ronge area, Saskatchewan, NTS 64/D. Report prepared for Phelps Dodge Corporation of Canada, Limited.

Jagodits, F.J., 1994: Report on Time Domaim Electromagnetic Survey, Brabant Project, Brabant Lake property, La Ronge area, Saskatchewan, NTS 64D/4. Report prepared for Phelps Dodge Corporation of Canada, Limited.

Johnston, W.G.Q., Thomas, M.W., 1984: Compilation Bedrock Geology, Reindeer Lake South, NTS Area 64D; Saskatchewan Energy and Mines, Report 230 (1:250,000 scale map with marginal notes.)

Johnston, W.G.Q. 1972: Base metal geochemistry, Brabant Lake area, Saskatchewan. Saskatchewan Department of Natural Resources, Geological Survey Report No. 148.

Kirkland, S.T.J. 1968: Summary Internal Report for Bison Petroleum and Minerals Ltd.

Kirkland, S.T.J., 1959: The geology of the Brabant Lake area, Saskatchewan. Saskatchewan Department of Mineral Resources, Report 33, 31p.

Kleespies, P.A., 1993: Geology of the Brabant Lake Polymetallic Sulphide Deposit, Northern Saskatchewan. Research project submitted to Dr. R.D. Morton, University of Alberta, 22p.

Klemenchuk, F. J., 1966: Report on 1965 and 1966 Diamond Drilling on the PEG Group of Claims, Brabant Lake, Northern Saskatchewan, NTS 64-D-4. Report prepared for Rio Tinto Canadian Exploration Limited, 8p.

Knowles, D.M., 1968: Summary Internal Report for Canadian Javelin Ltd.

Lewry, J.F., 1983: Character and structural relations of the McLennan Group meta-arkoses, McLennan-Jaysmith Lakes area, In Summary of Investigations, 1983. Saskatchewan Geological Survey, Miscellaneous Paper 83-4, pp. 48-51.

Marshall, I.B. and Schut, P.H., 1999: A National Ecological Framework for Canada – Overview. A co-operative product by Ecosystems Science Directorate, Environment Canada and Research Branch, Agriculture and Agri-Food Canada.

McDonald, R., 1987: Update on the Precambrian geology and domainal classification of northern Saskatchewan. In Summary of Investigations, 1987. Saskatchewan Geological Survey, Miscellaneous Paper 87-4, pp. 87-104.

Morton, R.D. and Kleespies, P.A., 1990: Summary Geological Report, the Brabant Lake Zn-Cu-Pb- (Ag, Au) Deposit, Northern Saskatchewan, Canada. Report prepared for Gamsan Resources Ltd., 16p.

Poulsen, K.H., Ames, D.E., Galley, A.G., Derome, I. and Brommecker, R., 1987: Structural studies in the northern part of the La Ronge Domain. In Summary of Investigations, 1987. Saskatchewan Geological Survey, Miscellaneous Paper 87-4, pp. 107-114.

Richards, B.R., 1957: Report on a Magnetic Survey on the PEG Group of Mineral Claims, Brabant Lake, Saskatchewan. Report prepared for the Paramount-Westore Joint Venture, 3p.

Sangster, D.F., 1978: Isotopic studies of ore lead of the circum-Kisseynew volcanic belt of Manitoba and Saskatchewan. Canadian Journal of Earth Science, 15, pp. 1112-1121.

Saskatchewan Geological Survey Staff, 2003: Geology and Mineral and Petroleum Resources of Saskatchewan. Saskatchewan Industry and Resources Miscellaneous Report 2003-7, 173p.

Scott, B.P., 1991: Metallogenic Map Series, Reindeer Lake South, NTS Area 64D; Saskatchewan Energy and Mines, Report 253, 18p (accompanied by 1:250,000 scale map).

Stewart, P.W. and Chamois, P., 1994: Summary Report, Brabant Property (McKenzie Zn-Cu-Ag Deposit), Saskatchewan, NTS 64 D/4. Report prepared for Phelps Dodge Corporation of Canada, Limited, 26p.

Thomas, D.J., 1984: Geological mapping, Star Lake area (part of 73P-16 and 74A-1). In Summary of Investigations, 1984. Saskatchewan Geological Survey, Miscellaneous Paper 84-4, pp. 21-31.

22.0 THE DATE AND SIGNATURE PAGE

The undersigned, Paul Chamois was responsible for the preparation of the technical report titled Technical Report on the Brabant Lake Property, Saskatchewan, Canada with an effective date of September 15, 2006 in support of the public disclosure of technical aspects of the Brabant Lake property. The format and content of the report are intended to conform to Form 43-101F1 of National Instrument 43-101 of the Canadian Securities Administrators.

Signed

Paul Chamois

PROFESSIONAL GEOSCIENTISTS
PAUL E. CHAMOIS
PRACTISING MEMBER
0771
ONTARIO

September 15, 2006

23.0 CERTIFICATE OF QUALIFICATIONS

PAUL CHAMOIS

I, Paul Chamois, M.Sc (A), P.Geo., as an author of this report entitled Technical Report on the Brabant Lake Property, Saskatchewan, Canada, prepared for Manicouagan Minerals Inc. and dated September 15, 2006, do hereby certify that:

1. I am a Consulting Geologist with MPH Consulting Ltd of Suite 501, 133 Richmond Street West, Toronto, ON M5H 2L3.
2. I am a graduate of Carleton University, Ottawa, Ontario, Canada in 1977 with Bachelor of Science (Honours) in Geology degree and McGill University, Montreal, Quebec, Canada in 1979 with a Master of Science (Applied) in Mineral Exploration degree.
3. I am registered as a Professional Geoscientist in the Province of Ontario (Reg. #0771) and as a Professional Geoscientist in the Province of Newfoundland and Labrador (Reg. #03480). I have worked as a professional geologist for a total of 27 years since my graduation. My relevant experience for the purpose of the Technical Report is:
    - Review and report on exploration and mining projects for due diligence and regulatory requirements
    - Vice President, Exploration with a junior Canadian mineral exploration and development company responsible for technical aspects of exploration programs and evaluation of new property submissions
    - District Geologist with a major Canadian mining company in charge of technical and budgetary aspects of exploration programs in Central and Eastern Canada
    - Project Geologist with a major Canadian mining corporation responsible for field mapping and sampling, area selection and management of drilling projects
    - Experience on numerous short courses, conferences and field trips concerning VMS camps and individual deposits
    - Surface and/or underground visits to most significant VMS deposits in Canada, including Geco.
4. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.
5. I visited the property on October 16, 1993 and on August 23, 2006
6. I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.

7. I directly supervised the work performed on the property in 1993-1994 as Phelps Dodge Corporation Canada, Limited's District Geologist for Eastern Canada.
8. I have read National Instrument 43-101F1 and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.
9. To the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 15th day of September, 2006




PROFESSIONAL GEOSCIENTIST
PAUL E. CHAMOIS
PRACTISING MEMBER
0771
ONTARIO

Paul Chamois, M.Sc. (A), P.Geo.

24.0 APPENDIX I

SGS Method for Ore Grade Analysis for Base Metals by Sodium Peroxide Fusion and ICP-OES

Parameter(s) measured, unit(s):

Cobalt (Co); Copper (Cu); Nickel (Ni); Lead (Pb); Zinc (Zn): %

Typical Sample Size:

0.20 g

Type of sample applicable (media):

Crushed and pulverized rock, soil and sediment

Sample preparation technique used:

Crushed and pulverized rock, soil and/or sediment samples are fused by Sodium peroxide in zirconium crucibles and dissolved using dilute HNO3.

Method of analysis used:

The digested sample solution is aspirated into the inductively coupled plasma Optical Sprectrometer (ICP-OES) where the atoms in the plasma emit light (photons) with characteristic wavelengths foe each element. This light is recorded by optical spectrometers and when calibrated against standards the technique provides a quantitative analysis of the original sample.

Data reduction by:

The results are exported via computer, on line, data fed to the Laboratory Information Management System (LIMS CCLAS EL) with secure audit trail.

Figures of Merit:

Element	Limit of Quantification (LOQ) %
Co	0.001
Cu	0.004
Ni	0.005
Pb	0.007
Zn	0.004

Quality Control:

The ICP-OES is calibrated with each work order. An instrument blank and calibration check is analysed with each run. One preparation blank and reference material is analysed every 46 samples, one duplicate every 12 samples.

All QC samples are verified using LIMS. The acceptance criteria are statistically controlled and control charts are used to monitor accuracy and precision. Data that falls outside the control limits is investigated and repeated as necessary.

Accreditation:

The Standards Council of Canada has accredited this test in conformance with the requirements of ISO/IEC 17025. See www.scc.ca for scope of accreditation.

SGS Method for Fire Assay with Gravimetric Finish for Gold

Purpose

This procedure applies to all ore grade geological samples to be analysed for gold by lead collection fire assay/gravimetric finish.

Procedure

Weigh an assay ton (30 g) or other weights as per client's instructions into a crucible wirh 180 g (or more) of flux. Mix sample. Add 1 mg of silver nitrate, cover with borax. Place crucible in furnace for 45 minutes at 1080°C. Pour into cast iron mould, cool, hammer lead button free of slag. Place lead button on pre-heated cupel at 950°C until all lead is removed. Remove from furnace and cool. Beads are transferred to 10 mls cleaned Coors crucible. Add approximately 5 mls of 20% HNO_3. Heat until all silver is dissolved. Crucibles are thoroughly washed with distilled water and remaining gold is annealed over an open flame until gold in colour.

Instrumentation

Beads are weighed on the Cahn bead balance. Weights are captured by CCLAS and automatically calculated.

Quality Control

A reference material is digested and analysed with each batch of 28 samples or less to ensure batch accuracy. Duplicates are digested and analysed every 12th sample or less to ensure batch precision. A blank is also analysed in every batch of 28 to monitor contamination.

Reporting

Results from the balance are processed automatically, loaded into the LIMS where the QC parameters are checked before final reporting.

Element and Reporting Limits

Detection limits: Au 0.03 g/mt

Silver Ratio

If the gold does not turn dark brown or black during the parting process, and especially if it remains silvery or gold coloured and metallic in appearance, the ratio of silver to gold was too low and the assay bead did not part. When this happens, the assay must be repeated using more silver in the inquart. There must be at least three times as much silver as there is gold in order for parting to take place.

RECEIVED

2007 MAR -9 A 11:45

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

To: SEDAR

Re: Manicouagan Minerals Inc -Consent of Author

I **Paul Chamois** am the author of the technical report entitled "**Technical Report on the Brabant Lake Property, Saskatchewan, Canada**" dated September 15, 2006 (the "Report").

I hereby consent to the filing with the regulatory authorities referred to above of the Report and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible to the public.

Dated this 12th day of October, 2006.

(signed)____________________
Paul Chamois, P.Geo.

PROFESSIONAL GEOSCIENTIST
PAUL E. CHAMOIS
PRACTISING MEMBER
0771
ONTARIO

ALTERNATIVE MONTHLY REPORT UNDER
PART 4 OF NATIONAL INSTRUMENT 62-103

Reporting Issuer: Manicouagan Minerals Inc. ("Issuer")

Report for the end of: December 2006

(a) *Name and address of the eligible institutional investor:*

RAB Special Situations (Master) Fund Limited ("**Special Situations**")
P.O. Box 908 GT
Walker House Mary Street
George Town, Cayman Islands

(b) *Net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:*

Since the last report filed by Special Situations under Part 4 for the Issuer, there is a net decrease in Special Situations' holdings of 2,500,000 warrants ("**Warrants**") of the Issuer representing a net decrease of 8.09% in Special Situations' securityholding percentage for that class of the Issuer's securities.

(c) *Designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made:*

Special Situations holds 5,000,000 common shares ("**Shares**") and 0 Warrants of the Issuer (collectively the "**Securities**"). The Securities represent approximately 5.23% of the issued and outstanding Shares of the Issuer on a partially diluted basis (assuming exercise in full of all convertible securities of the Issuer held by Special Situations) ("**Partially Diluted Basis**").

(d) *Designation and number or principal amount of securities and the percentage of outstanding securities referred to in paragraph (c) (above) over which:*

(i) *the eligible institutional investor, either alone or together with any joint actors, has ownership and control:*

See section (c) above.

(ii) *the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor:*

Not applicable.

(iii) *the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:*

Not applicable.

(e) *Purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:*

Special Situations disposed of the Securities for investment purposes only and not with the purpose of influencing the control or direction of the Issuer. Special Situations may in the future, subject to market conditions, make additional investments in or dispositions of the Issuer's securities. However, Special Situations does not intend to acquire 20% or more of any class of the outstanding voting or equity securities of the Issuer.

(f) *General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:*

Not applicable.

(g) *Names of any joint actors required in connection with this report:*

Not applicable.

(h) *Description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 in respect of the reporting issuer's securities:*

Not applicable.

(i) *Eligibility to file reports under Part 4 in respect of the reporting issuer:*

Special Situations is eligible to file reports under Part 4 - Alternative Monthly Reporting System of National Instrument 62-103.

DATED this 10th day of January 2007.

RAB SPECIAL SITUATIONS (MASTER) FUND LIMITED

By: (signed) "Jake Leavesley"
Name: Jake Leavesley
Title: Legal Counsel

END